As filed with the U.S. Securities and Exchange Commission on April 7, 2025.

Registration No. 333-285682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hinge Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	81-1884841
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

455 Market Street, Suite 700

San Francisco, California 94105

(415) 726-2206

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel Perez

Chief Executive Officer

Hinge Health, Inc.

455 Market Street, Suite 700

San Francisco, California 94105

(415) 726-2206

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Erica D. Kassman Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	David Wood Hinge Health, Inc. 455 Market Street, Suite 700 San Francisco, California 94105 (415) 726-2206	Alan F. Denenberg Shane Tintle Davis Polk & Wardwell LLP 900 Middlefield Road, Suite 200 Redwood City, California 94063 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued      , 2025

    Shares

Class A Common Stock

Hinge Health, Inc. is offering     shares of its Class A common stock and the selling stockholders identified in this prospectus are offering an aggregate of     shares of Class A common stock. This is our initial public offering and no public market currently exists for shares of our Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by any of the selling stockholders. We anticipate that the initial public offering price per share of our Class A common stock will be between $   and $  .

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “HNGE.”

Following this offering, we will have two series of common stock, Class A common stock and Class B common stock (collectively, our “common stock”). The rights of holders of our Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 15 votes and will be convertible at any time into one share of Class A common stock. The holders of outstanding shares of our Class B common stock will hold approximately   % of the voting power of our outstanding capital stock after the completion of this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding approximately  % of the voting power, assuming no exercise of the underwriters’ option to purchase additional shares, if any.

We will also have one series of preferred stock that remains outstanding, which will consist of half of our Series E redeemable convertible preferred stock (our “Series E preferred stock”) originally issued to investors. The rights of the holders of our Series E preferred stock will include anti-dilution protection, a liquidation preference, and a dividend preference. Each share of our Series E preferred stock will be convertible at any time into one share of common stock (subject to any anti-dilution adjustments) at the option of the holder. See the section titled “Description of Capital Stock” for additional information regarding the rights of the holders of our Series E preferred stock.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 27 to read about factors you should consider before deciding to invest in our Class A common stock.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Hinge Health (2)	Proceeds to Selling Stockholders (2)
Per share	$	$	$	$
Total	$	$	$	$

(1)	See the section titled “Underwriters” for additional information regarding compensation payable to the underwriters.
(2)	Before expenses.

The underwriters have the option for a period of 30 days to purchase up to an additional      shares of our Class A common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on      , 2025.

MORGAN STANLEY	BARCLAYS	BOFA SECURITIES

EVERCORE ISI	RBC CAPITAL MARKETS	TRUIST SECURITIES	STIFEL	WILLIAM BLAIR	PIPER SANDLER

CANACCORD GENUITY	KEYBANC CAPITAL MARKETS	NEEDHAM & COMPANY	RAYMOND JAMES	KKR

    , 2025

Hinge Health Join the movement We are building a new health system that transforms outcomes, experience and costs by using technology to scale and automate the delivery of care. We provide health care that's personalized, delivered with compassion, and treats the whole person - body and mind. We've started by transforming musculoskeletal care so that people can get back to the things they love.

Standing shoulder rotations
40s • Flexibility
0/5

You hit your goal!
3/3
Weekly Goal
3
Total exercise sessions
2
Weekly goal streak

What would you like to focus on? Select up to 3 areas Shoulder Neck/Upper back Lower Back Knee Wrist 0/5 Enso 45% Intensity average Deep 1 hr 33 mins 40% - + You hit your goal! 3/3 3 Total exercise sessions 2 Weekly goal streak

Facts and figures

Year ended December 31, 2024

$468M

LTM calculated billings[1]

42%

Y/Y billings growth[2]

$390M

Revenue

33%

Y/Y revenue growth[2]

77%

GAAP gross margin

78%

Non-GAAP gross margin[3]

$49M

Net cash from operating activities

$45M

Free cash flow[3]

$12M

Net loss

117%

Net dollar retention[1]

~20M

Contracted lives[1]

1M+

Lifetime members[1]

Facts and figures For the year ended December 31, 2024 $468M 42% LTM calculated billings1 Y/Y billings growth2 $390M 33% Revenue Y/Y revenue growth2 77% 78% GAAP gross margin3 Non-GAAP gross margin3 $49M $45M Net cash from operating activities Free cash flow3 116% ~20M Net dollar retention1 Contracted lives1 1M+ Lifetime members1 See section titled "Glossary of Terms" for definitions of calculated billings, net dollar retention, contracted lives and members. See section titled "Management's Discussion and Analysis of Financial Condition and Results of Operation - Key Metrics" for a discussion and definition of LTM calculated billings. For the years ended December 31, 2023 and 2024. See section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures" for a description of non-GAAP metric and a reconciliation to the most comparable GAAP financial measure.

Trusted by clients across industries

2,250+

clients[1,2]

49%

of Fortune 100[1]

87

client NPS[3,4]

98%

client retention[5]

BARCLAYS | Builders FirstSource | DOLLAR TREE | FAMILY DOLLAR | FORT WORTH | gm

HYATT | L3HARRIS | lyft | mazda | Morgan Stanley | News Corp

Nielsen | PG&E | paylocity | rrd | City of Seattle | SISC

Smurfit Westrock | Southern Company | TARGET | THE TEXAS A&M UNIVERSITY SYSTEM | TRUIST | ULTA BEAUTY | US FOODS

[1] As of December 31, 2024.

[2] See the section titled "Glossary of Terms" for a definition of clients.

[3] As of October 31, 2024.

[4] Net promoter score.

Trusted by clients across industries 2,250+ clients1,2 49% of Fortune 1001 87 client NPS3,4 98% client retention5 1 As of December 31, 2024. 2 See section titled "Glossary of Terms" for definition of clients. 3 As of October 31, 2024. 4 Net promoter score. 5 Twelve-month client retention rate as of December 31, 2024.

As used in this prospectus, unless the context otherwise requires, references to “Hinge Health,” the “company,” “we,” “us,” “our,” and similar terms refer to Hinge Health, Inc., and, where appropriate, its subsidiaries, taken as a whole, and its predecessor, Marblar Limited.

“Hinge Health,” the Hinge Health logos, and other trade names, trademarks, or service marks of Hinge Health appearing in this prospectus are the property of Hinge Health, Inc. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

References to www.hingehealth.com in this prospectus are inactive textual references only, and the information contained on, or that can be accessed through, our website does not constitute part of this prospectus.

Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, results of operations, and financial condition may have changed since that date.

i

For investors outside the United States: Neither we nor the selling stockholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriters” for additional information.

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

GLOSSARY OF TERMS

The following are abbreviations, acronyms, and definitions of certain terms used in this prospectus:

Term	Definition
Calculated Billings	Total revenue, plus the change in deferred revenue, less the change in contract assets for the period.

Clients	Businesses or organizations, which we call entities, that have at least one active agreement with us at the end of a particular period. Entities that procure our platform through our partners are counted as individual clients. We do not count our partners as clients unless they also separately have at least one active client agreement with us. When a partner has an agreement with us for their fully-insured population, that partner is deemed to be one client, despite there being multiple fully-insured employers within that partner that have access to our platform.

Contracted Lives	Individuals within our contracted clients who have, or will have, the ability to enroll in our programs, typically employees and their adult dependents. Contracted lives include individuals within contracted clients that have not yet launched our platform, and thus such individuals are not yet eligible to be billed. Contracted lives include eligible lives.

Electronic Health Record (“EHR”)	Collection of patient health records electronically stored in a digital format.

Eligible Lives	Individuals within our clients that have launched our platform, and thus such individuals have the ability to enroll in our programs and are eligible to be billed. Eligible lives are a subgroup of our contracted lives.

Fully-Insured Employers	Employers that pay a group health insurance provider for the employees enrolled in the insurance provider’s health plan, and the insurance provider is responsible for those employees’ medical claims.

HingeConnect	A proprietary AI-driven database that integrates external EHRs and other data sources into Hinge Health’s technology platform for member identification and engagement. HingeConnect informs and enables highly personalized care and coordination with external providers.

LTM Average Eligible Lives	The average number of eligible lives calculated as the sum of eligible lives as of the first quarter and eligible lives as of the end of the last quarter in a given 12-month period, divided by two.

Medicare Advantage	Health plan for people aged 65 and older that is managed by private insurance companies that contract with the federal government. These private insurance companies receive a set payment from Medicare, administer benefits, and bear the financial risk of claims made by plan beneficiaries.

Member	An eligible life, including employees and adult dependents of our clients, who has engaged with our platform at any point and whose engagement has been billed or is contractually eligible to be billed.

MSK	Musculoskeletal system, which refers to the performance of the locomotor system composed of intact muscles, bones, joints, and adjacent connective tissues.

Net Dollar Retention (“NDR”)	Total revenue generated from our clients during a particular 12-month period divided by total revenue generated from such clients during the prior 12-month period. This metric compares revenue from the same cohort of clients across comparable periods and reflects renewals, expansion, contraction, and churn.

Partners	Health plans, Pharmacy Benefit Managers (“PBMs”), Third-Party Administrators (“TPAs”), and other ecosystem entities such as centers of excellence and healthcare navigation companies.

Pharmacy Benefit Managers (“PBMs”)	Third-party companies that act as an intermediary between insurance providers and pharmaceutical companies.

Return on Investment (“ROI”)	Return on investment for a client is calculated as the average medical claim cost savings divided by the average subscription fee, on a per member per year basis for a given period.

Self-Insured Employers	Employers who bear the financial risk of medical claims for their employees and their dependents and utilize health plans for their administrative services only.

Third-Party Administrator (“TPA”)	Company or organization that collects and processes insurance claims and delivers support for health plans and employers.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Our vision is to build a new health system that transforms outcomes, experience and costs by using technology to scale and automate the delivery of care.

Hinge Health leverages software, including AI, to largely automate care for joint and muscle health, delivering an outstanding member experience, improved member outcomes, and cost reductions for our clients. We have designed our platform to address a broad spectrum of MSK care—from acute injury, to chronic pain, to post-surgical rehabilitation. Members receive personalized and largely automated MSK care through our AI-powered motion tracking technology and a proprietary electrical nerve stimulation wearable device, all designed and monitored by our AI-supported care team of licensed physical therapists, physicians, and board-certified health coaches. Our platform can improve pain and function and reduce the need for surgeries, all while driving health equity by allowing members to engage in their exercise therapy sessions from anywhere and embrace movement as a way of life.

There is no shortage of new technologies in the healthcare industry, yet the cost of care continues to rise. In other industries, the launch of new technologies has generally improved end-user experiences and lowered costs. In healthcare, however, new technologies have not always been successful in lowering the cost of care or improving clinical outcomes. We believe there are two key reasons for healthcare’s idiosyncratic response to technology:

•	Automating most aspects of care is difficult because so many healthcare interventions involve unstructured physical tasks.

•	The current framework for healthcare reimbursement has specific pathways to pay for care, which means new technologies are constrained to deliver within this framework.

At Hinge Health, we have taken these challenges head-on.

To address the automation of care, we have weaved together AI-enabled capabilities - such as our AI-powered motion tracking technology, TrueMotion, our proprietary FDA-cleared wearable device, Enso, and our AI-supported care team - to deliver scalable and personalized MSK care. According to our estimates based on data from 2024, our platform reduced the number of human care team hours associated with traditional physical therapy by approximately 95%. We have done this while improving our high member satisfaction over time.

To address healthcare reimbursement constraints, we developed novel billing methods for our innovative technology by both directly selling to employers while also partnering with health plans, pharmacy benefit managers (“PBMs”), third-party administrators (“TPAs”), and other ecosystem entities to efficiently provide our platform to clients and members.

While the MSK market is massive, existing solutions have fallen short as they are often expensive, ineffective, inconvenient to access, and delivered in a one-to-one or few-to-one care setting. Effective MSK care should be engaging, easy to use, and accessible anytime, anywhere. We developed Hinge Health to be simple and accessible, complete, personalized, and scalable.

•

Simple and accessible: We provide members access to our platform at no direct cost to them and without a copay or deductible. Members can access our broad spectrum of MSK care through a single on-demand app, designed to provide an engaging, seamless, and convenient digital experience whenever and wherever the member chooses. Potential members can complete a simple intake form, download the app, and start exercises soon thereafter. During the year ended December 31, 2024, approximately 64% of members were onboarded on the same day they completed their intake form, and approximately 75% of members were onboarded within the first week.

•

Complete: Our platform offers a wide range of support with multiple programs across many affected areas to provide a continuum of care from prevention to treatment of acute injury and chronic pain, as well as surgery decision support and post-surgical recovery. We also offer non-addictive and non-invasive pain relief via electrostimulation through our proprietary FDA-cleared wearable device, Enso, that is seamlessly integrated into our platform.

•

Personalized: Our platform delivers smarter care through AI and machine learning. Our AI model is trained on a large, proprietary MSK data set, and our technology is continuously learning and improving as each new member enrolls and engages with our programs, which creates a positive feedback loop. As of December 31, 2024, we have treated over one million members and our programs have tracked over 65 million activity sessions and 30 million member-reported outcome logs. We focus on personalization to keep members moving: from customized care plans to real-time in-app exercise adjustments based on the member’s feedback and our proprietary motion tracking technology.

•

Scalable: Our AI-powered motion tracking technology, TrueMotion, allows us to deliver scalable and largely automated care. According to our estimates based on data from 2024, our platform reduced the number of human care team hours associated with traditional physical therapy by approximately 95%. While most of our programs provide members with access to a dedicated care team, our technology automates most aspects of care delivery while allowing our members to progress through their exercise therapy sessions on their own time.

We have developed an efficient go-to-market model by working directly with our partners and clients. We seek to be the best solution on the market, the most validated solution on the market, and the easiest to buy. Our clients are primarily self-insured employers and include many of the nation’s leading enterprises across a broad range of industries and sizes. Within this segment, we also serve many public sector self-insured employers, such as state and local city governments and labor unions. In most instances, we partner with clients’ health plans, TPAs, PBMs, or other ecosystem entities to reduce the friction of contracting, procurement, security and IT reviews, onboarding, and billing. We are also in the early stages of expanding to serve health plans’ fully-insured and Medicare Advantage populations and federal insurance plans. As of December 31, 2024, we had approximately 20 million contracted lives across more than 2,250 clients. We had active client agreements with 49% of the Fortune 100 companies and 42% of the Fortune 500 companies, as of December 31, 2024. Despite this progress, our current contracted lives only represent 5% of our total addressable market.

We believe that we grow efficiently because of our scalable, repeatable go-to-market model. We sell through our direct sales force and our partners. Once we contract with a client, we are most often the sole digital MSK care provider offered to their contracted lives. Our average contract term is three years. For the term of each contract, we are able to enroll, engage, and re-engage the client’s eligible lives, driving a recurring, repeatable revenue model, which is demonstrated in our net dollar retention of 117% as of December 31, 2024. Our 12-month client retention rate was 98% as of December 31, 2024. Additionally, we have a high level of client satisfaction, as shown by our client net promoter score (“NPS”) of 87 as of October 31, 2024. We also invested early in building our partner network. As of December 31, 2024, we had over 50 partners, including four out of the five largest national health plans by self-insured lives, and the top three PBMs by market share. As of that date, we had retained 100% of our partners that we choose to work with since inception, excluding partners who were acquired. As of February 1, 2025, our partners increased to include the five largest national health plans based on self-insured lives.

We have experienced significant growth since our inception, with a recurring revenue business model. As of December 31, 2024, we had over 532,000 members and more than 2,250 clients, compared to approximately 371,000 members and approximately 1,650 clients as of December 31, 2023. Our revenue was $390.4 million and $292.7 million for the years ended December 31, 2024 and 2023, respectively, representing a year-over-year growth rate of 33%. Gross profit was $299.9 million and $194.2 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, we achieved a gross margin of 77% compared to 66% for the year ended December 31, 2023. For the year ended December 31, 2024, our non-GAAP gross margin was 78%, compared to 70% for the year ended December 31, 2023. Net cash provided by operating activities was $49.0 million and net cash used in operating activities was $63.9 million for the years ended December 31, 2024 and 2023, respectively, and free cash flow was $45.2 million and an outflow of $68.5 million for the years ended December 31, 2024 and 2023, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of non-GAAP gross profit and gross margin to GAAP gross profit and free cash flow to net cash provided by (used in) operating activities. We incurred net losses of $11.9 million and $108.1 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $522.7 million.

Industry Background

MSK Conditions Are Widespread and Significantly Impact Quality of Life.

MSK pain is pervasive – it affects people around the world, across all ages, genders, and socioeconomic backgrounds. MSK conditions impact an estimated 1.7 billion people worldwide and are a leading contributor to disability. Within the United States alone, our current core market, approximately 40% of adults suffered from an MSK disorder in 2021, according to the WHO Estimator. The pain caused by MSK conditions can have debilitating effects on one’s quality of life, comorbidities, mental well-being, and ability to work. In 2023, we and a third-party research firm conducted a study of 7,291 individuals in the United States that suffered from chronic and acute MSK pain (the “MSK Care 2024 Survey”). Findings from the survey indicate that pain, especially chronic pain, can create a vicious cycle of fear, depression, sleep issues, activity avoidance, and more. Among the takeaways from the State of MSK Care 2024 Survey:

•	Barriers to traditional physical therapy include cost and access

•	People in pain want to avoid costly, risky interventions

•	Pain is a mental health issue

•	Pain rarely exists in isolation

•	Pain negatively impacts everyday life and work

Rising Costs Related to MSK Conditions Are Too Big to Ignore.

The U.S. economy suffers from the weight of MSK medical costs. According to an MSK total addressable market analysis that we commissioned from Health Advances LLC (the “MSK TAM Report”), MSK medical costs in the U.S. rose to an estimated $661 billion in annual aggregate total direct spend in 2023 and an additional estimated $624 billion in indirect costs, such as worker productivity loss, resulting in an estimated total MSK burden of nearly $1.3 trillion in 2023. MSK conditions are one of the top drivers of healthcare spending in the United States and accounted for nearly one in seven dollars spent on healthcare expenses in 2023. Because of population growth and aging, the number of people living globally with MSK conditions and associated functional limitations is increasing. Employers notice the costs: for example, approximately 74% of employers reported that MSK conditions were a top three driver of their healthcare spending in 2024, according to a survey conducted by Business Group on Health.

The Current Approach to MSK Pain Management Is Ineffective, Costly, and Unsustainable, Which Highlights the Need for a Scalable Alternative.

Medical literature indicates that conservative care management through physical therapy should be first-line treatment for many chronic MSK conditions. However, there is often a disconnect between the MSK care that is needed and the care that is received. According to the Hinge Health People in Pain Survey conducted by us and a third-party research firm in 2022 of individuals that suffered from chronic and acute MSK pain (the “Hinge Health People in Pain Survey”), almost half of respondents reported that they wouldn’t be able to manage pain without professional help. However, our analysis of Health Claims Data (as defined in the section titled “Market and Industry Data”) indicates that only approximately 9% of adults in the United States pursued in-person physical therapy in 2023. While the Hinge Health People in Pain Survey found that 70% of respondents reported that they understood the health benefits available to them, 64% of respondents reported that they were not currently using a care plan created by a professional. We believe the reason for the disparities and disconnect between the MSK care needed and the MSK care received is that the legacy system for treating MSK conditions is often difficult to access, expensive, incomplete, and can drive people to potentially avoidable surgeries, injections, and pain medications.

•

Difficult to access: In-person physical therapy can be difficult to access due to limited provider supply, the need to travel, and the need to take time off work or coordinate childcare. In order to improve the likelihood of adherence to non-surgical interventions for their MSK pain, care must become more accessible.

•

Expensive: Even when physical therapy appointments are available, courses of treatment can require 12 or more sessions, and each session may require a copay and lead to missed work. Moreover, to offset declining reimbursements through insurance, many clinics are moving away from accepting insurance in favor of providing more cash-based services, potentially further burdening those in need.

•

Incomplete: People in pain often need more than just physical therapy to improve their condition. For instance, some are in too much pain to do their exercises or have a comorbid health condition (such as obesity or a mood disorder). Therefore, providing exercise therapy alone often leaves a gap in the care needed.

•

Avoidable surgery: According to our analysis of Health Claims Data, approximately 62% of MSK costs in 2022 were associated with surgeries. Yet multiple studies suggest that certain surgical treatments for MSK conditions, particularly arthroscopy, show little to no benefit over non-surgical treatment (e.g., physical therapy). Nevertheless, there’s an estimated 750,000 knee arthroscopies performed in the United States annually. A 2020 review of high-quality clinical practice guidelines demonstrated that conservative care was consistently recommended as the first line of treatment for the most common MSK pain sites.

Our Market Opportunity

We believe there is a substantial opportunity to use technology and AI to transform how individuals approach physical therapy, treatment of chronic and acute pain, and care management for MSK conditions. Within the United States alone, our current core market, approximately 40% of adults suffered from an MSK disorder in 2021, according to the WHO Estimator. According to the MSK TAM Report, MSK medical costs rose to an estimated $661 billion in annual aggregate total direct spend in 2023. Based on our analysis of Health Claims Data, we believe that over $70 billion of that spend is on physical therapy. Further, MSK conditions incurred an additional $624 billion in indirect costs, such as worker productivity loss, resulting in an estimated total MSK burden of nearly $1.3 trillion.

•

Self-insured employers: According to AIS Health, approximately 120 million individuals received healthcare coverage from self-insured U.S. employers as of 2021. Based on our analysis of Health Claims Data and our finding that approximately 9% of adults in the United States pursued in-person physical therapy in 2023, combined with our pricing methodology, we believe that the addressable market opportunity for our current platform and programs in the self-insured market is approximately $10 billion.

•

Fully-insured employers, Medicare Advantage, and federal insurance plans: We believe that by further expanding into these segments, an additional 96 million lives can be addressed by our platform and programs, which, combined with our pricing methodology, represent an additional addressable market opportunity of $8 billion. We also developed a fall prevention program to help us better address the needs of the Medicare Advantage population.

•

Government agencies and government healthcare programs (Medicare and Medicaid): We further believe that government agencies and government healthcare programs, such as Medicare and Medicaid, can provide an additional 112 million lives that can be addressed by our platform and programs, which, combined with our pricing methodology, represent an additional addressable market opportunity of $9 billion.

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International expansion: We are strategically expanding into international markets. In the third quarter of 2024, we began introducing our global program to clients that are United States-based multinational corporations. We expanded into Canada in the third quarter of 2024, and we expect to offer our global program in several European countries in the first half of 2025 and continue to grow that program globally in 2025. Initially, we are expanding through the global footprint of our current clients’ employee base with the objective of supporting our clients’ employees in geographies that are key to them. We also plan to expand to non-U.S. based employers and government payers in countries outside of the United States over time. We are in the early stages of our international expansion, but we believe that international expansion could increase our number of contracted lives.

We have a history of product innovation, and we plan to continue to expand our programs. We recently launched a program that delivers specialized care for women’s pelvic health, a segment that is historically underserved. In March 2025, we expanded this program to treat another segment that we identified as being underserved - specialized MSK care for women in their perimenopause, menopause, and postmenopausal phases. An estimated 71% of perimenopausal women experience MSK pain, according to a 2020 study on MSK pain during the menopausal transition published in the Neural Plasticity journal. As we introduce new programs, we further expand our addressable market opportunity by increasing the eligible lives that can benefit from our technology platform.

The demand for physical therapy is expected to increase due to an aging population and an increasingly sedentary lifestyle. At the same time, thousands of physical therapists have left the profession. We believe the trend of increased demand, coupled with a shortage of physical therapists, will continue. To that end, we believe we are well positioned to address the large and durable market opportunity for our platform and products and continue to grow our business.

Our Platform

We are a leading technology platform for individuals seeking to treat and prevent joint and muscle pain. We leverage technology and AI to automate and scale a care plan designed and monitored by our care team, while delivering improved member outcomes, personalized member experiences, and cost reductions for our clients.

We designed our platform to treat and prevent a broad spectrum of joint and muscle pain through scalable and personalized care. We offer a wide range of support with multiple programs, including for those suffering from chronic pain to those considering surgical interventions or undergoing post-surgery rehabilitation. Our platform and programs aim to treat and prevent MSK pain and injuries across the body, including the neck, upper back, shoulders, elbows, forearms, wrists, hands, lower back, hips, pelvic region, thighs, knees, shins, calves, ankles, and feet. Our AI-powered motion tracking technology allows our software to provide exercise adjustments in real time remotely, which reduces the human hours associated with traditional physical therapy and results in a more scalable and personalized model of care. We use AI and machine learning to provide personalized care through our programs, which are customized based on a member’s affected areas and movement threshold.

We routinely expand our platform with new programs, capabilities, and features. Over the last three years, we have launched new programs to address six additional affected areas, including specialized programs to address women’s pelvic health and fall prevention. We also launched Enso to deliver a non-addictive, non-invasive alternative for pain relief, developed HingeConnect for real-time care interventions and external provider coordination, and integrated TrueMotion technology to replace wearable sensors.

Our Value Proposition

Value to Our Members:

At Hinge Health, we put our members first. Pain is personal. When a member reports a reduction in pain, they often share their experience with others. As of December 31, 2024, approximately nine out of ten members surveyed by us have reported being satisfied with our programs. Hinge Health was the top-rated digital MSK care app in the Apple App store and Google Play store as of December 31, 2024, each with a 4.9 rating based on approximately 80,000 combined reviews. We believe that our platform can address needs across demographics, occupations, and lifestyles with no direct costs for members.

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Substantial outcomes: The research related to our programs spans 19 peer-reviewed research articles and studies and outcomes analyses. In 2020, we published a 10,000 member cohort study evaluating the efficacy of our platform for participants with chronic knee and back pain. Participants reported a 68% average improvement in pain and a 58% reduction in depression and anxiety after 12 weeks. We believe that what made these results possible is the high-quality care that our programs are designed to enable, coupled with the convenience and simplicity of our technology platform.

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Accessible: We have designed our platform to allow members to access MSK care resources directly from their phone or tablet at their convenience. Once granted access by their employer, potential members can complete a simple intake form, download the app, and start exercises soon thereafter. During the year ended December 31, 2024, approximately 64% of members onboarded on the same day they completed their intake, and approximately 75% of members onboarded within the first week. We deliver care designed by our care team that is then largely automated by AI and software, which enables members to engage with our platform and personalized programs on demand. Our platform is typically offered at no direct cost to our members, without a copay or deductible, and is fully paid for by their employers or health plans. We have redesigned the exercise therapy experience to encourage adherence through increased accessibility, ease of use, personalization, accountability, and affordability. We continually look for ways to further health equity.

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Comprehensive care: Our platform allows us to track over 100 unique points on the body to address an individual’s range of motion. In order to address physical and behavioral needs, we combat care gaps by pairing technology with a care team. Our care team consists of physical therapists, physicians, and health coaches.

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Personalized: Our AI-driven personalization engine estimates a member’s risk profile and develops a tailored care plan for each member, which is overseen by our care team. Care plans evolve over time as members’ conditions change or new conditions arise.

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Educational: For those with chronic pain, lasting behavioral change is critical in order to recover from pain and achieve improved long-term outcomes. Our education helps members understand their condition, their treatment options (in particular the benefits of exercise therapy), and the lifestyle and behavioral health factors that influence their pain.

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Seamless and simple: We are dedicated to creating seamless healthcare experiences that are designed to be easy to use and even fun, regardless of a member’s background. We design our member experience to be streamlined with access to a single app where our platform is accessible on a device of a member’s choosing.

Value to Our Clients:

Our clients are the businesses and organizations that pay for our platform for their covered employees and adult dependents, either by contracting with us directly or by contracting through one of our partners. Our clients are primarily self-insured employers and include many of the nation’s leading enterprises across a broad range of industries and sizes. Much of the value to our members is aligned with the value to our client. Below are the added benefits that our clients receive through our platform.

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Measurable outcomes and cost savings: For much of the last 20 years, health insurance costs have risen at a faster rate than inflation, putting pressure on household budgets. According to KFF, a nonprofit health policy research, polling, and news organization, the average annual premiums for employer-sponsored health insurance in 2024 were approximately $9,000 for single coverage and greater than $25,000 for family coverage. We demonstrate medical claims-backed cost savings to our clients coupled with measurable outcomes for our members. Our platform is supported by the results from 19 studies, including our 2023 Employer Claims Study that estimated an ROI of 2.4x for clients included in the study, based on the estimated $2,387 average cost savings per member over a 12-month period divided by the cost of our chronic program, as well as the 2020 Longitudinal Study that evaluated the efficacy of our platform in a large population of participants with chronic knee and back pain where participants reported a 68% average improvement in reported pain and a 58% reduction in reported depression and anxiety after 12 weeks.

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Scalability and care equality: Due to the scalability of our platform and its automated care capabilities, our clients can rely on us to provide simultaneous coverage to eligible lives within their full employee and dependent base if needed. The scalability of our platform enables care equality by ensuring that such individuals, regardless of the size of a client’s workforce, have access to the same high-quality MSK care. By eliminating disparities in care access, we help our clients provide equitable health outcomes in MSK care for eligible lives within their entire covered population.

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Employee well-being and productivity: We think bigger about MSK pain by addressing both the physical and mental aspects in a way that is designed to lead to happier, healthier, and more productive employees. We provide outcomes information to our clients such as reported pain-related work absenteeism or impaired work productivity in order to quantify the impact of our program on our members.

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Ability to attract and retain talent: Healthcare benefits have gained greater significance in the recruitment and retention of employees, particularly in tight labor markets. Through technology, we aim to equip our members with the ability to lead more enriching lives with improved health outcomes, which in turn may serve as a draw for our clients when recruiting talent.

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Simplicity of implementation: We are dedicated to streamlining processes for our clients and focus on eliminating the time-related impairments associated with implementation. By partnering with health plans, PBMs, TPAs, and other ecosystem partners (entities such as centers of excellence and healthcare navigation companies), we simplify contracting and implementation, achieving in weeks what typically takes much longer in healthcare.

Value to Our Ecosystem Partners:

We have a vast ecosystem partner network that includes: health plans, PBMs, TPAs, digital health providers, centers of excellence, healthcare navigation partners, brokers, and consultants. Similar to our approach with members and clients, we strive to create value for ecosystem partners. Examples of the value we help create with our partners include:

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Source of innovation: In addition to the core medical and pharmacy products that clients purchase, clients have grown to expect their health plans and PBMs to survey, vet, and select leading solutions that address their highest medical cost categories, such as MSK conditions. We designed our platform to create superior member experiences that result in positive outcomes across a wide range of clients and demographics, allowing us to validate outcomes at scale.

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Scalability and care equality: The scalability of our platform and its ability to provide automated care enable our partners to confidently extend our platform to their covered populations, regardless of size. The scalability of our platform provides consistent, high-quality MSK care to members, which can address disparities and create greater care access and equality. For partners, this means they can meet the MSK care needs of their diverse client bases more effectively by providing solutions that can scale seamlessly and reduce costs while enhancing equitable health outcomes in MSK care.

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Cost savings: In addition to removing the administrative burden of selecting, contracting, and integrating with healthcare solutions, ecosystem partners have selected our platform and programs for their fully-insured and Medicare Advantage plan populations to potentially increase their cost savings and optimize their star ratings.

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Ease of client implementation: With the proliferation of digital health providers, ecosystem partners have become increasingly flexible when implementing one-off solutions at the request of their clients. By taking a more proactive approach in selecting preferred providers, ecosystem partners can better streamline integrations for their clients as opposed to a series of one-off solutions that are disconnected and siloed. These partnerships simplify contracting and implementation, making it easier for their clients to access our services.

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High-risk member engagement: Given growing data that indicates that a small percentage of individuals drive the majority of the healthcare costs, the imperative to identify, intervene, and treat high-risk members has become a top priority across our partners. Together with our data and interventions, our partners’ claims and prior authorization data help us serve high-risk members more immediately.

Our Competitive Strengths

We seek to be the best solution on the market, the most validated solution on the market, and the easiest to buy. We believe the following strengths differentiate our platform and programs, which will drive our continued success with new and existing clients and members.

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Scale and market leadership: We are a leading digital MSK platform in the United States, with over 2,250 clients and approximately 20 million contracted lives as of December 31, 2024. As of December 31, 2024, we had over 50 partners, consisting of health plans (including four out of the five largest national health plans based on self-insured lives), PBMs (including the top three PBMs by market share), TPAs, and other ecosystem partners. As of February 1, 2025, our partners increased to include the five largest national health plans based on self-insured lives.

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Member-first, software-led digital care delivery: Hinge Health is designed to provide a seamless member experience accessible on-demand via a single app, which offers members the ability to access care from a member’s personal smartphone or tablet. Our software-led, AI-powered delivery model also enables us to automate the delivery of care at scale that is monitored by our care team—where members have the potential to benefit from the technology and expertise of our entire platform.

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AI technology and data advantage: We actively deploy large language models across our databases and implement new uses of AI on our platform. Our proprietary exercise personalization engine leverages machine-learning from more than one million lifetime members that have used our platform and has tracked over 65 million activity sessions and 30 million member-reported outcome logs as of December 31, 2024. We leverage AI-powered motion tracking technology to provide members with real-time audio and visual feedback during their exercise sessions to help correct their form. Our proprietary AI-driven database, HingeConnect, helps us identify and target the cost-driving individuals by leveraging a vast array of data, including demographics, comorbidities, exercise forms, and pain scores, as well as EHR data with daily claims feeds across over 750,000 providers.

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Scalable and efficient go-to-market strategy: Our partner relationships provide us with an important competitive advantage. Our partners collaborate with our sales force to win new clients. When we enter into an agreement with a partner, we typically win a large majority of the employers using that partner who go on to select a digital MSK solution. Our partners also assist us in identifying and encouraging enrollment on our platform.

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Outcomes for members and ROI to clients: Members report measurable and significant improvements after the use of our programs, including the 2020 Longitudinal Study that evaluated the efficacy of our platform in a large population of participants with chronic knee and back pain where participants reported a 68% average improvement in reported pain and a 58% reduction in reported depression and anxiety after 12 weeks. Since 2017, we have published 15 peer-reviewed research articles in established journals on program engagement, clinical outcomes, medical care, and prescription drug utilization, in addition to four reviewed medical claims-based studies. Such studies examined how member outcomes can lead to cost savings for our clients. Our 2023 Employer Claims Study estimated a 2.4x ROI for clients, based on the estimated $2,387 average cost savings per member over a 12-month period divided by the cost of our chronic program.

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Platform extensibility and proven record of innovation: We are committed to continuous innovation. We have increased the number of affected areas addressed by our programs, from two at our inception, to sixteen as of December 31, 2024. We have also introduced Enso, an FDA-cleared, wearable device, developed HingeConnect, our proprietary AI-driven database for real-time care interventions and external provider coordination, and integrated our proprietary AI-powered motion tracking technology to replace wearable sensors and provide motion guidance during exercise therapy. We recently launched a program that delivers specialized care for women’s pelvic health and a fall prevention program for eligible lives in our Medicare Advantage population.

Our Growth Strategy

We have experienced significant growth since inception, which we attribute to expanding our client base, increasing adoption across our existing client base, launching new programs, and expanding into new markets. We believe we are well positioned for continued growth, as we believe our current total contracted lives only represent approximately 5% of our target addressable market.

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Expand our client base in our core markets: Our core client base is self-insured employers. We believe the addressable market for self-insured employers in the United States is approximately 120 million lives, according to our analysis of data from AIS Health, of which approximately 19 million were contracted in our existing client base as of December 31, 2024. This provides a sizable growth opportunity, which we can address by leveraging our experienced sales force and strong relationships with health plans, benefits consultants, and other ecosystem partners.

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Expand into new markets: We have expanded beyond our core self-insured employer market and will continue to evaluate opportunities to do so in the future. In addition to self-insured employers, we also offer our platform to fully-insured health plan populations, Medicare Advantage populations, and federal insurance plans. In many cases, after we have delivered positive outcomes for our partners’ self-insured employers, they decide to contract with us for their fully-insured and Medicare Advantage lines of business. These two populations, combined with the federal insurance populations we are also expanding into, represent an estimated 96 million additional lives in the United States. In the third quarter of 2024, we began introducing our global program to clients that are United States-based multinational corporations. We expanded into Canada in the third quarter of 2024, and we expect to offer our global program in several European countries in the first half of 2025 and continue to grow that program globally in 2025. Initially, we are expanding through the global footprint of our current clients’ employee base with the objective of supporting our clients’ employees in geographies that are key to them. We also plan to expand to non-U.S. based employers and government payers in countries outside of the United States over time. We are in the early stages of our international expansion, but we believe that international expansion could increase our number of contracted lives.

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Increase adoption across existing client base: We expect to leverage our partner integrations, our proprietary HingeConnect AI-driven database, and our growth team’s capabilities to reach out to eligible lives when we believe they are most likely to benefit from our platform. We have dedicated research and development resources to continuously optimize our targeting to maximize the number of eligible lives that enroll in our programs. We have also created programs for many different types of care by expanding from chronic care to include acute, pre- and post-surgery, and preventative care. These developments allow us to reach and engage more members.

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Launch new programs and capabilities driven by investment in our platform: We have a history of innovation and expect to continue to develop and invest in our platform to provide more value to our members, clients, and partners over time. We believe we have a promising product roadmap ahead of us, including an expansion of our women’s pelvic health and fall prevention programs and further AI use cases. Given the broad potential of our platform, we believe that we have a truly significant opportunity to launch new programs and capabilities to attract new clients and increase adoption by eligible lives within our existing clients, as well as to improve programs and optimize engagement with our care team given our proprietary data and AI advantage.

Recent Developments

Preliminary Operating Results for the Three-Months Ended March 31, 2025 (Unaudited)

We are in the process of finalizing our unaudited operating results and key metrics as of and for the three months ended March 31, 2025. We have presented below certain preliminary operating results and key metrics representing our estimates for the three months ended March 31, 2025. These preliminary estimates are based on currently available information and do not present all information necessary for an understanding of our operating results and key metrics as of and for the three months ended March 31, 2025. We have provided ranges for certain operating results, rather than specific amounts, because these results are preliminary and subject to change. This information has been prepared by and is the responsibility of our management. Deloitte & Touche LLP, our independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the preliminary operating results included below. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. We will complete the preparation of our interim financial statements as of and for the three months ended March 31, 2025 following the completion of this offering. Although we are currently unaware of any items that would require us to make adjustments to the information set forth below, it is possible that we or Deloitte & Touche LLP may identify such items as we complete our interim financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are forward-looking statements, not necessarily indicative of any future period, and should be read together with the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” and our

consolidated financial statements and related notes included elsewhere in this prospectus. Non-GAAP income (loss) from operations is a supplemental measure that is not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information about our non-GAAP measures and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for more information on how we define and calculate these metrics.

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2025
	Actual	Low (estimated)	High (estimated)
	(unaudited, in thousands)
GAAP Results of Operations:
Revenue	$82,708	$	$
Income (loss) from operations	$(31,424)	$	$

Non-GAAP Financial Measure:

Non-GAAP income (loss) from operations	$(29,451)	$	$
Key Metric:

LTM calculated billings	$334,113	$	$

We expect revenue for the three months ended March 31, 2025 to be between $  million and $   million, representing an estimated increase of approximately   % to   % for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

We expect income from operations for the three months ended March 31, 2025 to be between $  million and $  million, representing an estimated increase of $  at the midpoint range as compared to a loss from operations of $(31.4) million for the three months ended March 31, 2024.

We expect non-GAAP income from operations for the three months ended March 31, 2025 to be between $  million and $  million, representing an estimated increase of $  at the midpoint range as compared to a non-GAAP loss from operations of $(29.5) million for the three months ended March 31, 2024.

We expect LTM calculated billings, one of our key metrics, as of the three months ended March 31, 2025 to be between $  million and $  million, representing an estimated increase of approximately   % to   % as of the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

The following table provides a reconciliation of non-GAAP income (loss) from operations to income (loss) from operations, the most directly comparable financial measure presented in accordance with GAAP:

	Three Months Ended March 31, 2024		Three Months Ended March 31, 2025
	Actual		Low (estimated)	High (estimated)
	(unaudited, in thousands)
GAAP income (loss) from operations	$(31,424)		$	$
Excess and obsolete inventory charges	503	(1)

Restructuring and other expenses	1,071

Amortization of intangible assets	95

Stock-based compensation expense	304	(2)

Non-GAAP income (loss) from operations	$(29,451)		$	$

(1)

Reflects our strategic decision in the first half of 2023 to shift away from providing kits with tablets and wearable sensors. As part of this shift, we began to provide access to our platform through our app on members’ personal smartphone or tablet and replaced all sensors for members with our proprietary AI-powered motion tracking technology.

(2)

For further stock-based compensation expense details for the three months ended March 31, 2024, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations Data” below.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

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We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. Although we have experienced rapid growth recently, if we fail to effectively manage our growth, we may be unable to execute our business plan and adequately address competitive challenges, and our business, results of operations, and financial condition could be materially adversely affected.

•	We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

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We have a limited operating history, which makes it difficult for you to evaluate our business, future prospects, and your investment, and makes it difficult to predict our future results of operations.

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Our results of operations have in the past fluctuated and may in the future continue to fluctuate on a quarterly and annual basis. If we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

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If we are unable to attract new clients, if existing clients do not renew their agreements or renew on less favorable terms, or if we do not achieve our performance guarantees, it could have a material adverse effect on our business, results of operations, and financial condition.

•	If we fail to retain existing members or add new members, our revenue, business, results of operations, and financial condition may be materially adversely affected.

•	A substantial portion of our client relationships are contracted through a limited number of health plans and other partners.

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Our increasing reliance on AI and machine learning technologies may expose us to significant risks, including development and deployment challenges, regulatory uncertainties, and potential third-party claims, which could adversely affect our reputation, business, results of operations, and financial condition.

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We may be unable to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology, or we may in the future become subject to claims of infringement, misappropriation, or violation of third parties’ intellectual property rights. Our failure to protect our intellectual property and any potential intellectual property infringement claims could harm our brand, devalue our proprietary content, and affect our ability to compete effectively.

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Our business operates in a highly regulated industry and changes over time in regulations, or the implementation of existing regulations, could affect our operations and subject us to increased compliance costs and liabilities.

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We and our affiliated professional entities are subject to federal, state, and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

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Legislative or regulatory healthcare reform measures may make it more difficult and costly to operate our business, or to do so profitably. Accordingly, such legislative or regulatory healthcare reform measures may have a material adverse effect on our business, results of operations, and financial condition.

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Our Enso device is subject to extensive government regulation. We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for modifications to our Enso device or any device products (including new device products) we may offer, and failure to timely obtain necessary marketing authorizations or certifications for any medical devices we may offer could have a material adverse effect on our business, results of operations, and financial condition.

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The FDA may modify its enforcement policies with respect to medical software products, and our programs may become subject to extensive regulatory requirements, which may increase the cost of conducting, or otherwise harm, our business.

•	The price of our Class A common stock may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

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The dual class structure of our common stock will have the effect of concentrating voting control with the holders of our Class B common stock, including Daniel Perez and Gabriel Mecklenburg (our “Founders”), and the holders of our Series E preferred stock, who will collectively hold in the aggregate   % of the voting power of our capital stock following the completion of this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

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Following this offering, 50% of the shares of our Series E preferred stock originally issued to investors will remain outstanding, and such shares will initially be held by one holder of our Series E preferred stock, Tiger Global, and the holders of our Series E preferred stock will retain rights that could impact the value of our Class A common stock and impact our business and operations.

Corporate Information

We were originally established as a private limited company under the laws of England and Wales in January 2012 under the name Marblar Limited. In March 2016, we incorporated Hinge Health, Inc. as a Delaware corporation. In April 2016, Marblar Limited and Hinge Health, Inc. entered into a Share Exchange Agreement pursuant to which Hinge Health, Inc. purchased the outstanding equity of Marblar Limited in exchange for capital stock of Hinge Health, Inc. As a result, Hinge Health, Inc. assumed the business and operations of Marblar Limited. Our principal executive offices are located at 455 Market Street, Suite 700, San Francisco, California 94105, and our telephone number is (415) 726-2206. Our website address is www.hingehealth.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Channels for Disclosure of Information

After the completion of this offering, we intend to announce information to the public through filings with the U.S. Securities and Exchange Commission (the “SEC”), the investor relations page on our website, press releases, public conference calls, and webcasts.

The information disclosed on the foregoing channels could be deemed to be material information. As such, following this offering, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Our disclosure of information on the foregoing channels does not limit our obligations to make required disclosures as prescribed by U.S. federal securities laws, including in SEC filings.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. As an emerging growth company, we have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular:

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we will present in this prospectus only two years of audited annual consolidated financial statements, plus any required unaudited condensed consolidated financial statements, and related management’s discussion and analysis of financial condition and results of operations;

•

we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares.

Option to purchase additional shares of Class A common stock offered by the selling stockholders	shares.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Class B common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Series E Preferred stock to be outstanding immediately after this offering	2,581,837 shares.

Total Class A common stock, Class B common stock, and Series E preferred stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Voting rights

Following this offering, we will have two series of common stock, Class A common stock and Class B common stock, and one series of preferred stock, Series E preferred stock. The rights of holders of our Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 15 votes and will be convertible at any time into one share of Class A common stock. Each share of Series E preferred stock will be entitled to the number of votes based on the number of shares of common stock into which such shares of Series E preferred stock could be converted, except the shares of Series E preferred stock will not be entitled to vote in connection with the election of directors and the holders of our Series E preferred stock will retain additional rights, including the requirement that the Series E holders provide their affirmative vote or written consent for us to take certain actions. Each share of Series E preferred stock will be convertible at any time into one share of common stock (subject to any anti-dilution adjustments) at the option of the holder. See “Description of Capital Stock—Preferred Stock—Series E Preferred Stock.”

Holders of our Class A common stock, Class B common stock, and Series E preferred stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation or amended and restated bylaws, which will be in effect immediately prior to the completion of this offering. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time at the election of the holder and will convert automatically, upon the earlier of (x) the date when such holder and its affiliates cease to beneficially own in the aggregate a number of shares equal to at least 50% of the capital stock that such holder and its affiliates beneficially owned as of the Effective Time (as defined below), or (y) (i) in the case of Class B common stock held by non-Founders, seven years after the Effective Time (the “Class B Mandatory Conversion Time”) or (ii) in the case of Class B common stock held by Founders or their affiliates, when such Founder is no longer an employee or a director of the company. Each share of our Series E preferred stock will initially be convertible into one share of our Class B common stock (subject to anti-dilution adjustments). Each share of our Series E preferred stock will not be convertible into Class B common stock and instead be convertible into Class A common stock (i) after the Class B Mandatory Conversion Time, (ii) after the date when such holder and its affiliates cease to beneficially own in the aggregate a number of shares equal to at least 50% of the capital stock that such holder and its affiliates beneficially owned as of the Effective Time and (iii) at any time that such Series E preferred stock is held by any person who did not beneficially own the Series E preferred stock on the Effective Time. See “Description of Capital Stock” for additional information on conversion of Class B common stock and Series E preferred stock. The holders of our outstanding Class B common stock and Series E preferred stock will hold % of the voting power of our outstanding capital stock after the completion of this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding approximately % of the voting power, assuming no exercise of the underwriters’ option to purchase additional shares, if any. Accordingly, such holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the approval of any change of control transaction, and in the case of the holders of our Class B common stock, the election of our directors. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Additional rights of the holders of Series E preferred stock

Following the completion of this offering, there will initially be one holder of our Series E preferred stock, Tiger Global PIP 15-35 LLC (“Tiger Global”).

Subject to the exceptions listed in “Description of Capital Stock—Preferred Stock—Series E Preferred

Stock—Anti Dilution Adjustments,” including this offering, any time we issue additional shares of our capital stock without consideration or for consideration less than the Series E preferred stock conversion price, which is $77.46420 as of the date this prospectus, the Series E preferred stock conversion price will be automatically adjusted downward according to a broad-based weighted average formula. See “Description of Capital Stock—Preferred Stock—Series E Preferred Stock—Anti-Dilution Adjustments” for additional information.

In the event of our liquidation, dissolution, or winding up, the holders of our Series E preferred stock will be entitled to receive out of the net assets legally available for distribution to stockholders, after the payment of all of our debts and other liabilities, prior and in preference to any distribution of any assets to holders of our common stock, an amount of $77.46420 per share for each then outstanding share of Series E preferred stock plus any declared but unpaid dividends on such shares, which amount is equal to $200.0 million as of the date of this prospectus.

If our board of directors declares a dividend while shares of our Series E preferred stock remain outstanding, then such shares of Series E preferred stock shall first receive, or simultaneously receive, a dividend on each then outstanding share of Series E preferred stock in an amount at least equal to the dividend payable on each share of Series E preferred stock determined as if all shares of such Series E preferred stock had been converted into the applicable series of common stock.

See the section titled “Description of Capital Stock” for additional information regarding the rights of the Series E preferred stock.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $  , based on an assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of Class A common stock in this offering by the selling stockholders.

We intend to use a portion of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the RSU Net Settlement (as defined below). Based on the assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated      shares underlying restricted stock units

(“RSUs”) and performance-based restricted stock units (“PRSUs”) vesting in connection with our initial public offering, and an assumed  % tax withholding rate for certain of our employees from whom we will withhold taxes, we would use approximately $   to satisfy our tax withholding and remittance obligations related to the RSU Net Settlement.

In addition, it is possible that in the future we will decide to “net settle” additional RSUs and PRSUs upon the applicable vesting date, meaning that we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the vesting and settlement of such awards.

We currently intend to use the remaining net proceeds of this offering primarily for general corporate purposes, working capital, and to fund our growth strategies and initiatives discussed in this prospectus.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have agreements or commitments to enter into any acquisitions or investments at this time.

We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Risk factors

See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

Proposed trading symbol	“HNGE”

The number of shares of our capital stock to be outstanding after this offering is based on      shares of our Class A common stock outstanding,      shares of our Class B common stock outstanding, and 2,581,837 shares of our Series E preferred stock outstanding as of December 31, 2024, after giving effect to the Transactions, the Series E Repurchase, and the RSU Net Settlement (each as defined below):

The number of shares of our capital stock to be outstanding after this offering does not include:

•

2,002,515 shares of our Class A common stock issuable upon the exercise of outstanding stock options to purchase shares of our Class A common stock as of December 31, 2024, with a weighted-average exercise price of $1.19 per share;

•

902,761 shares of our Class B common stock issuable upon the exercise of outstanding stock options to purchase shares of our Class B common stock as of December 31, 2024, with a weighted-average exercise price of $1.47 per share;

•

4,841,727 shares of our Class A common stock issuable upon the vesting of RSUs subject to service-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through    , 2025 will result in the net issuance of     shares of our Class A common stock, after withholding     shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•	255,055 shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2024 under the 2017 Plan (as defined below);

•

130,860 shares of our Class A common stock issuable upon the vesting of PRSUs subject to service-based, performance-based, and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the performance-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based and performance-based vesting conditions of certain of these PRSUs through     , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

12 shares of our Class B common stock issuable upon the vesting of RSUs subject to service-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through     , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

7,554,002 shares of our Class B common stock issuable upon the vesting of PRSUs subject to performance-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the performance-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the performance-based vesting condition of certain of these PRSUs through     , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

     shares of our Class A common stock reserved for future issuance under our 2025 Incentive Award Plan (the “2025 Plan”), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, including      new shares and the number of shares (i) that remain available for grant of future awards under our 2017 Equity Incentive Plan (as amended, the “2017 Plan”) at the time the 2025 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding stock-based compensation awards granted under the 2017 Plan (the “2017 Plan Awards”) that expire, or are cancelled, forfeited, reacquired, or withheld; and

•

     shares of our Class A common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2025 Plan and the ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation—Equity Incentive Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•

the adoption, filing, and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the issuance of 351,418 shares of our common stock and 105,105 shares of our Series D redeemable convertible preferred stock, as applicable, as part of an exchange of an equal number of exchangeable common shares and exchangeable preferred shares, respectively, held by wrnch Software Inc. stockholders, pursuant to an exchange rights agreement, dated October 12, 2021 (the “wrnch Exchange”);

•

(i) the reclassification of      shares, or all outstanding shares of our common stock (other than those held by our Founders) as of     , 2025, into an equal number of shares of our Class A common stock, (ii) the reclassification of      shares, or all outstanding shares of our common stock held by our Founders as of     , 2025, into an equal number of shares of our Class B common stock, (iii) the reclassification of all shares of our common stock underlying outstanding equity awards under our 2017 Plan (other than those held by our Founders) into shares of our Class A common stock pursuant to an amendment to our 2017 Plan, (iv) the amendment of the terms of all outstanding stock options to purchase shares of our common stock, RSUs and PRSUs under our 2017 Plan held by our Founders to provide that such awards are exercisable for or settle into shares of our Class B common stock, (v) the amendment of the terms of our outstanding redeemable convertible Series E preferred stock to provide that such shares are initially convertible into shares of our Class B common stock, each of which will occur immediately prior to completion of this offering (collectively, the “Common Stock and Series E Preferred Stock Reclassification”);

•

the repurchase of      shares of our Series E preferred stock for an aggregate purchase price of $50.0 million, which will occur immediately prior to the completion of this offering (the “Series E Repurchase”);

•

the automatic conversion and reclassification of      outstanding shares of our redeemable convertible preferred stock, or all outstanding shares of Series A-1, Series A-2, Series B, Series C, Series C-1, and Series D redeemable convertible preferred stock, into an aggregate of      shares of our Class B common stock, which will occur immediately prior to the completion of this offering (the “General Preferred Stock Conversion and Reclassification”), and the voluntary conversion of 1,748,504 outstanding shares of our Series E preferred stock into the same amount of shares of our Class B common stock, which will occur immediately prior to the completion of this offering (together with the General Preferred Stock Conversion and Reclassification, the “Preferred Stock Conversion”);

•	2,581,837 shares of our Series E preferred stock remaining outstanding following the completion of this offering (the “Preferred Stock Exclusion”);

•

the conversion of     shares of our Class B common stock into     shares of our Class A common stock by certain holders of our Class B common stock that are being converted in connection with the sale of shares of our Class A common stock by the selling stockholders in this offering as described in the section titled “Principal and Selling Stockholders” (the “Class B Conversion”);

•

the net issuance of     shares of our Class A common stock in connection with the vesting and settlement of certain RSUs and PRSUs outstanding as of     , 2025, for which the service-based and/or performance-based vesting conditions, as applicable, were satisfied as of     , 2025 and the liquidity-based vesting condition will be satisfied in connection with this offering, after giving effect to the withholding of     shares of our Class A common stock to satisfy the estimated tax withholding and remittance obligations (based on an assumed   % tax withholding rate) (the “RSU Class A Net Settlement”);

•

the net issuance of shares of our Class B common stock in connection with the vesting and settlement of certain RSUs and PRSUs outstanding as of     , 2025, for which the service-based or performance-based vesting condition, as applicable, was satisfied as of     , 2025 and the liquidity-based vesting condition will be satisfied in connection with this offering, after giving effect to the withholding of     shares of our Class B common stock to satisfy the estimated tax withholding and remittance obligations (based on an assumed   % tax withholding rate) (the “RSU Class B Net Settlement” and, together with the RSU Class A Net Settlement, the “RSU Net Settlement”);

•	no exercise of outstanding stock options or settlement of outstanding RSUs or PRSUs described above after December 31, 2024, except for the RSU Net Settlement; and

•

no exercise by the underwriters of their option to purchase      additional shares of our Class A common stock in this offering, which, if exercised in full, would also result in the conversion of      additional shares of our Class B common stock into      shares of our Class A common stock in the Class B Conversion.

Unless otherwise specified or context otherwise requires, we refer to the wrnch Exchange, the Common Stock and Series E Preferred Stock Reclassification, the Preferred Stock Conversion, the Preferred Stock Exclusion and the Class B Conversion collectively as the “Transactions.” See the section titled “Description of Capital Stock” for additional information regarding the Transactions.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data. The summary consolidated statement of operations data for the years ended December 31, 2024 and 2023 and balance sheet data as of December 31, 2024, except for pro forma and pro forma as adjusted amounts, have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our audited consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

You should read the following summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the audited consolidated financial statements and related notes.

Consolidated Statements of Operations and Comprehensive Loss Data

	Year Ended December 31,
	2023	2024
	(in thousands, except per share data)
Revenue	$292,730	$390,404
Cost of revenue(1)	98,551	90,502

Gross profit	194,179	299,902
Operating expenses:
Research and development(1)	110,058	100,839
Sales and marketing(1)	147,619	167,058
General and administrative(1)	67,016	63,915

Total operating expenses	324,693	331,812

Loss from operations	(130,514)	(31,910)
Other income (expense):
Total other income, net	21,968	20,654

Net loss before income taxes	(108,546)	(11,256)
Provision for (benefit from) income taxes	(405)	677

Net loss	$(108,141)	$(11,933)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(8.31)	$(0.88)

Weighted-average shares used to compute net loss per share attributable to common stockholders(2)	13,017	13,558

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2023	2024
	(in thousands)
Cost of revenue	$166	$97
Research and development	495	202
Sales and marketing	511	223
General and administrative	473	217

Total	$1,645	$739

(2)

See Note 12 to our audited financial statements included elsewhere in this prospectus for details on the calculations of historical basic and diluted net loss per share and the weighted-average number of shares attributable to common stockholders in the computation of these per share amounts.

(3)

The unaudited pro forma basic and diluted net loss per share have been prepared to give effect to the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; the Transactions; the Series E Repurchase; and the RSU Net Settlement. The pro forma net loss used to calculate pro forma net loss per share reflects stock-based compensation expense of approximately $   that we will recognize as an increase to additional paid-in capital and accumulated deficit related to RSUs and PRSUs subject to service-based and/or performance-based and liquidity-based vesting conditions for which the service-based and/or performance-based vesting conditions, as applicable, were satisfied as of   , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on December 31, 2024.

Consolidated Balance Sheet Data

	As of December 31, 2024
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Cash, cash equivalents and marketable securities	$466,572	$	$
Working capital(3)	334,147
Total assets	673,259
Total liabilities	256,557
Redeemable convertible preferred stock	851,272
Total stockholders’ deficit	(434,570)

(1)

The pro forma column above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, (ii) the Transactions, (iii) the RSU Net Settlement, (iv) the Series E Repurchase, (v) the decrease in working capital and an increase in total liabilities with a decrease by the same amount in total stockholders’ deficit of $     in connection with the estimated tax withholding and remittance obligations related to the RSU Net Settlement and (vi) stock-based compensation expense of approximately $  that we will recognize as an increase to additional paid-in capital and accumulated deficit related to RSUs and PRSUs subject to service-based or performance-based and liquidity-based vesting conditions for which the service-based and/or performance-based vesting conditions, as applicable, were satisfied as of   , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on December 31, 2024.

(2)

The pro forma as adjusted column above gives further effect to (i) the pro forma adjustments set forth above, (ii) the issuance and sale of     shares of our Class A common stock by us in this offering at an assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of a portion of the net proceeds, together with existing cash and cash equivalents, if necessary, from this offering to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement.

(3)	Working capital is defined as total current assets less total current liabilities.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business:

	Year Ended December 31,
	2023	2024
Number of clients	1,657	2,256
Members	370,526	532,326
LTM average eligible lives (in thousands)	12,181	15,747
LTM calculated billings (in thousands)	$328,827	$467,504

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for information on how we define and calculate these metrics.

Non-GAAP Financial Measures

In addition to our results prepared in accordance with GAAP, we believe the following non-GAAP financial measures, including non-GAAP gross profit and non-GAAP gross margin, non-GAAP loss from operations and non-GAAP operating margin, and free cash flow, each of which are included in this prospectus, provide those that review our financial information with additional useful information in evaluating our performance and liquidity and allow them to more readily compare our results across periods without the effect of non-cash and other items as detailed below. Additionally, our management and board of directors use non-GAAP financial measures to evaluate our performance and liquidity, identify trends, and make strategic decisions.

There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. Our non-GAAP financial measures should not be considered in isolation or as alternatives to gross profit, gross margin, income (loss) from operations, net cash provided by (used in) operating activities or any other measure of financial performance calculated and presented in accordance with GAAP.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information about these non-GAAP measures, including their limitations, and a reconciliation of our non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP.

	Year Ended December 31,
	2023	2024
	(in thousands, except percentages)
GAAP gross profit	$194,179	$299,902
Non-GAAP gross profit	$204,987	$302,880
GAAP gross margin	66%	77%
Non-GAAP gross margin	70%	78%
GAAP loss from operations	$(130,514)	$(31,910)
Non-GAAP loss from operations	$(118,227)	$(26,096)
GAAP operating margin	(45)%	(8)%
Non-GAAP operating margin	(40)%	(7)%
Net cash provided by (used in) operating activities	$(63,909)	$49,002
Free cash flow	$(68,524)	$45,229

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit as gross profit presented in accordance with GAAP, adjusted to exclude non-cash, non-operational and non-recurring items, including excess and obsolete inventory charges related to our AI-powered motion tracking technology transition, stock-based compensation expense, amortization of intangible assets, and restructuring and other expenses. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue.

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations as loss from operations presented in accordance with GAAP, adjusted to exclude non-cash, non-operational and non-recurring items, including excess and obsolete inventory charges related to our AI-powered motion tracking technology transition, stock-based compensation expense, amortization of intangible assets, restructuring and other expenses, and employer payroll tax expenses related to stock-based compensation. We define non-GAAP operating margin as non-GAAP loss from operations divided by revenue.

Free Cash Flow

We define free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a helpful indicator of liquidity that provides information to management and investors about the amount of cash generated or used by our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business and strengthening our financial position.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks occur, our business, results of operations, and financial condition could be materially adversely affected. In that event, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business and materially adversely affect our business, results of operations, and financial condition.

Risks Related to Our Business, Operations, and Industry

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. Although we have experienced rapid growth recently, if we fail to effectively manage our growth, we may be unable to execute our business plan and adequately address competitive challenges, and our business, results of operations, and financial condition could be materially adversely affected.

While we have experienced revenue growth over recent periods, we may not be able to sustain or increase our growth or achieve or maintain profitability in the future. We incurred net losses of $11.9 million and $108.1 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $522.7 million. We have incurred net losses on an annual basis since our inception. We expect our costs will continue to increase in the foreseeable future as we expect to invest additional funds to grow our business, maintain and increase our members and clients, expand our engagement with partners, hire additional employees, including our care team, develop new programs and enhance our platform. We may not be able to sustain our growth or achieve or maintain profitability in the future. Our efforts to maintain and increase our client base and our members may be more challenging than we anticipate, and we may not be able to maintain the historical growth rate of our client base and our members. Our efforts to grow our business may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Our limited operating history may make it difficult to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries. We have recently experienced, and expect to continue to experience, rapid growth in our operations. This growth has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. We may not be able to manage our anticipated future growth effectively, including due to a failure to maintain or enhance our information technology infrastructure, financial and accounting systems and controls, and regulatory compliance framework, or a failure to manage expanded operations and employees in geographically distributed locations. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting, and other expenses as we grow and operate as a publicly traded company. These expenditures may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If we are unable to successfully address any of these risks and challenges as we encounter them, our business, results of operations, and financial condition could be adversely affected.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

Our growth initiatives, strategies, and operating plans are designed to enhance our business and expand our platform, programs, and products. The anticipated benefits from our growth initiatives, strategies and operating efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve, or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize any or all of these expected benefits. These risks include, among others: delays in the anticipated timing of activities related to such growth initiatives, business strategies, and operating plans; increased difficulty and cost in implementing our initiatives, strategy and operating efforts, including difficulties in complying with additional, new and evolving regulatory requirements; and the incurrence of other unexpected costs associated with operating our business, including costs related to regulatory compliance. Moreover, our continued implementation and investment in these initiatives, strategies, and plans may disrupt our day-to-day operations and performance. Additionally, our growth initiatives and strategies, including our continued expansion into fully insured health plan and Medicare Advantage populations, has and may result in changes to our business model, which has and could impact our financial performance and our ability to predict our future results of operations. The fully insured and Medicare Advantage markets operate under different financial dynamics compared to our core self-insured employer channel, and we may experience variability in our revenue and gross margin as we continue our expansion. In addition, as we expand internationally, we have incurred and expect to incur additional costs to develop our global program and address international regulations, including research and development expenses and expenses for third-party professional services. As we continue to expand internationally, we could experience greater than anticipated costs to expand or we could be unable to successfully offer our global program or attract and retain clients and members to our global program. Further, the market for our global program operates under different financial dynamics compared to our core clients, and we may experience variability in results from our global program. As a result, we cannot assure you that we will realize any benefits from executing on our growth initiatives, business strategies, or operating plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies, and operating plans adversely affects our operations or costs more or takes longer to effectuate than we expect, or if our assumptions about their impact to our business prove inaccurate, our business, results of operations, and financial condition could be materially adversely affected.

We have a limited operating history, which makes it difficult for you to evaluate our business, future prospects, and your investment, and makes it difficult to predict our future results of operations.

We were formed in 2012 and launched our first U.S. client in 2016. Accordingly, we have a limited operating history, which makes it difficult to evaluate our operations and future prospects. As a result of our limited operating history, we have limited insight into trends that may emerge and affect our business. As such, we face risks and uncertainties relating to our ability to implement our business plan successfully, including, without limitation, our ability to maintain and increase our clients, members, contracted lives, and partners, expand our business in existing markets and enter new markets, and our ability to accurately forecast our future results of operations, including revenue, margins, cash flow, and net income (loss), as well as plan our operating expenses. In addition, our business is affected by general macroeconomic and business conditions in the United States and around the world, including fluctuating interest rates, political and market instability and uncertainty, inflationary pressures, terrorist activities and armed conflicts, and other health crises and natural disasters that affect us and our clients, members, and partners. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets or changes in business and economic conditions generally, or if we do not address these risks successfully, our results of operations and financial results may differ materially from our expectations and our business may suffer. These risks and challenges could affect fundamental aspects of our business, including our ability to:

•	maintain and increase our contracted lives and members;

•	maintain and increase our clients and partners;

•	maintain and increase revenue from our platform;

•	enhance our platform, develop new or enhanced programs, and effectively manage our growth, including our international expansion;

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comply with existing and new laws and regulations applicable to our business, including those that become applicable to our business in connection with our growth initiatives and strategies, and our industry, including, without limitation, any healthcare regulatory laws and compliance regulations that govern our platform and programs;

•	successfully compete with other companies that are currently in, or may in the future enter, our markets or that offer MSK treatments;

•	maintain and improve the infrastructure underlying our platform, including our apps and website, including with respect to data protection and cybersecurity; and

•	maintain and enhance the value of our reputation and brand.

We may not be able to address these risks and challenges in a cost-effective manner, or at all. Our potential for future profitability and growth must be considered in light of these and other risks, uncertainties, expenses, and difficulties.

Our results of operations have in the past fluctuated and may in the future continue to fluctuate on a quarterly and annual basis. If we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our results of operations have in the past, and may in the future, continue to fluctuate significantly on a quarterly and annual basis, driven in part by the cyclical nature of our business and the seasonal nature of our sales cycle. For example, a majority of our clients enter into contracts with us in the third and fourth quarters of each calendar year, in line with the typical employee benefit enrollment period. Most of these clients are then launched in the first or second quarter of the following calendar year. Macroeconomic conditions, however, may delay or halt the launch process. We may be affected by different seasonal trends in the future, particularly as our business matures. For example, we expect that, from time to time due to macroeconomic factors outside of our control, certain clients or potential clients may not engage with us until later in the fourth quarter of a calendar year, which may delay the timing of our billings and the start of revenue recognition. We may experience unexpected fluctuations in our results of operations and financial metrics and make forecasting our future results of operations and financial metrics more difficult.

Further, while we sometimes offer a flat annual fee per member for our platform, many client agreements reflect milestone-based payments. Accordingly, there is a risk that we may not be able to monetize engagement by members in the manner we predict or expect based on this pricing model. In addition, we are implementing an alternative engagement-based pricing model in the near term based on member engagement, which may take more time and require more effort to implement than anticipated, may have results that are difficult to predict, and may result in decreased revenue from some clients. Additionally, since we recognize revenue ratably over the course of an annual subscription, any decreases in our sales to new clients or renewals of existing clients in any one period may not immediately be fully reflected as a decrease in revenue for that period, but would negatively affect our revenue in future quarters. This dynamic also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period. If we fail to match our past performance, if our quarterly performance fluctuates due to macroeconomic factors outside of our control, or if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our Class A common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that could cause our revenue and results of operations to fluctuate from quarter to quarter include:

•	our ability to maintain and increase our contracted lives and members;

•	our ability to maintain and increase our clients and partners;

•	the termination or renegotiation by our significant partners of their agreements with us;

•	our ability to develop and deploy new or enhanced programs, expand our platform and our products, execute on our growth initiatives and strategies, and effectively manage our growth;

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our ability to deliver on performance guarantees, which may include engagement thresholds, member reported outcomes, and client return on investment, that are offered to the vast majority of our clients;

•	the impact of our alternative engagement-based pricing model;

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our ability to comply with existing and new laws and regulations applicable to our business and our industry, including, without limitation, any healthcare regulatory laws and compliance regulations that govern our platform and programs;

•	disruptions or outages in our app and website availability, actual or perceived breaches of privacy, and compromises of the data of our contracted lives;

•	our ability to successfully compete with other companies that are currently in, or may in the future enter, our markets or offer MSK treatments;

•	our ability to effectively manage our international growth and operations;

•	shifts in healthcare benefits trends and reimbursement arrangements;

•	our ability to manage reputational risks; and

•	general industry and macroeconomic conditions that would adversely impact sales.

If we are unable to attract new clients, if existing clients do not renew their agreements or renew on less favorable terms, or if we do not achieve our performance guarantees, it could have a material adverse effect on our business, results of operations, and financial condition.

In order to grow our business, we must continually attract new clients and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts and on our relationships with clients and partners. We aim to enter into long-term relationships with clients and with partners. The majority of our clients enter into contracts with us through our relationships with health plans. Most of our agreements with health plans are three-year contracts; however, health plans can generally unilaterally terminate their relationship with us pursuant to the terms of their agreements with us or can seek to renegotiate their agreements prior to the end of the contract term. Additionally, our client contracts often include a performance guarantee, which may include engagement thresholds, member reported outcomes, and client return on investment, and, if we are unable to achieve these performance guarantees on a consistent basis, our business, results of operations, and financial condition could be materially adversely affected.

Even if we are successful in attracting new clients, our success with clients will depend in part on how many of their contracted lives engage with and desire to use, and continue to use, our platform and programs, which is a factor for whether such clients continue to renew their agreements with us. Under our client agreements, our revenue depends on the fees we collect based on the number of, and engagement of, members. The more contracted lives a client has, the larger the number of potential members, which increases the potential for the fees we can collect from that client. Many factors may lead to a decrease in the contracted lives at a given client, including, but not limited to, the natural attrition of a client’s contracted lives and the impact of macroeconomic conditions on our clients or potential clients that may result in a decrease in their employee population, and continued acceptance of our platform and programs for existing and new areas affected by MSK such that clients expand their base of contracted lives. Further, larger clients may have complex decision-making processes to offer our platform and programs to their contracted lives, which could limit or delay our ability to engage with members or contracted lives. For example, a client may take time to review and implement our new programs, which may delay our ability to market them to members and contracted lives, or a client may decide not to implement our new programs.

Our client base may decline or fluctuate due to a number of factors, including our pricing, the prices of products and services offered by our competitors, reduced hiring by our clients or reductions in their contracted lives due to macroeconomic or other factors, the efficacy of our platform and programs for members, the desirability of our platform and programs to members and contracted lives, cost-effectiveness of our platform and programs for our clients, our ability to satisfy our obligations under our client contracts, and consolidation of our client base. In particular, our overall performance depends, in part, on economic conditions. In recent periods, we have observed increased economic uncertainty in the United States and abroad. As our clients react to global economic conditions, including the impact of inflation on wages and labor costs, reduced discretionary spending, and the potential for a global recession, we may see them reduce spending, reduce contracted lives, and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. In addition, if any of our clients are unable to access funds pursuant to instruments or lending arrangements with a financial institution that falls into receivership or experiences similar liquidity issues, such parties’ ability to pay their obligations to us or to enter into new arrangements requiring additional payments to us could be adversely affected. Any future changes to the price or the timing of payment collection for use of our platform and programs pursuant to the terms of our agreements, including changes under our alternative engagement-based pricing model, may adversely affect our business, results of operations, and financial condition.

Reductions in spending by clients on our platform and programs, delays in purchasing decisions, lack of renewals, and an inability to attract new clients, as well as pressure for extended billing terms or pricing discounts, could limit our ability to grow our business and could adversely affect our business, results of operations, and financial condition. In addition, we are implementing an alternative engagement-based pricing model based on member engagement, which may take more time and require more effort to implement than anticipated and may have results that are difficult to predict. If we are unable to retain and increase our engagement of existing clients or attract new clients for any of the reasons above or for other reasons, our business, results of operations, and financial condition could be materially adversely affected.

If we fail to retain existing members or add new members, our revenue, business, results of operations, and financial condition may be materially adversely affected.

Our number of members and such members’ continued engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging members. Our members join through their employers, health plans, and other purchasers of healthcare for beneficiaries, who are our clients, and our ability to retain or attract new members depends on our ability to successfully engage with such clients or potential clients that provide their contracted lives access to our platform and programs.

Our ability to maintain members depends on our ability to provide an engaging, effective, accessible, and competitive platform. In addition, we believe our future success will depend in part on our ability to increase both the speed and success of member enrollment, by improving our outreach to contracted lives, engagement with contracted lives and members, and enrollment methodology, hiring and training qualified professionals, and increasing our ability to integrate into large-scale, complex technology environments. Such members or contracted lives rely on various sources to determine the effectiveness of our platform and programs. For example, if PBMs at our clients do not perceive our platform and programs to be useful, effective, reliable, and trustworthy, we may not be able to attract or retain members or otherwise maintain or increase the frequency and duration of their engagement. Lack of support for our platform and programs from PBMs can affect how receptive potential clients will be to engage with us and offer our platform and programs to their contracted lives. Subsequently, such a decrease in our ability to engage new members or retain existing members due to negative perception could render us less attractive to our potential clients that could provide direct access to additional contracted lives and members, which may have a material and adverse impact on our revenue, business, results of operations, and financial condition. Moreover, members who may benefit from our platform and programs may lose interest and disengage, and ultimately not re-enroll, for reasons outside of our control that are not in response to the effectiveness or utility of our platform and programs.

Moreover, even if our platform and programs are effective, members may decide not to enroll in future periods and may stop using our platform and programs until additional or a recurrence of MSK conditions cause them to re-enroll. Our forecasts may not accurately estimate member yield or our number of members.

Any other number of factors could potentially negatively affect new member engagement and growth or existing member retention, including if:

•	our platform and programs are deemed ineffective by PBMs, existing members, or publications;

•	we fail to introduce new and enhanced programs or expand our platform, or if we introduce new or enhanced programs or expand our platform for our existing members that are not favorably received;

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there are changes in member sentiment about the quality, effectiveness, or accessibility of our platform and programs or concerns related to privacy and data sharing, safety, security, or other factors;

•	there are adverse changes in our platform and programs that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;

•	there are shifts in healthcare benefits trends;

•	clients offer their members or employees a significant volume of optional health benefits that result in contracted lives overlooking our platform and programs or choosing to focus on others;

•	partners or clients do not consent to the implementation of our new programs and do not offer them to their contracted lives;

•	our marketing efforts to contracted lives are ineffective or limited by our clients;

•	technical or other problems prevent us from delivering our platform and programs in an efficient, accessible, and reliable manner or otherwise affect the member experience;

•	we adopt policies or procedures related to areas such as sharing the data of our contracted lives that are perceived negatively by our members or the general public; and

•	new offerings from our competitors are introduced to the market, including those that have features or functionality that may be superior to ours or that are lower-cost alternatives.

In some cases, clients initially enter into an agreement with us to provide our platform and programs to their contracted lives, but, for a variety of possible reasons, contracted lives ultimately fail to engage with our platform and programs at the expected volume. Our forecasts may not accurately estimate engagement rates, the amount of member engagements, and other assumptions we rely on to anticipate expected growth for our business and revenue, including under our alternative engagement-based pricing model. Additionally, if we are unable to achieve the expected volume of members based on our engagement with clients, or are unable to do so in a timely manner and, as a result, contracted lives do not utilize our platform and programs, clients are unlikely to renew their agreement with us and we may not be able to generate future revenue from such clients, which may adversely impact our future business, results of operations, and financial condition. If we are unable to maintain and increase our existing members and member engagement, our revenue, business, results of operation, and financial condition could be adversely affected.

An individual covered by a high deductible health plan (“HDHP”) is generally ineligible to make health savings account (“HSA”) contributions if they separately receive any non-HDHP coverage, subject to certain exceptions. However, between 2020 and 2024, Section 3701 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), and its subsequent extensions, permitted plan sponsors to provide telehealth services to HDHP participants before the participant satisfied the deductible without risking their HSA eligibility. Since this provision expired on December 31, 2024, telehealth and other remote services may again be subject to HDHP deductible requirements to avoid risking HSA eligibility. Nonetheless, Section 223(c)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), provides a different safe harbor that allows HDHP participants to receive benefits from certain employee assistance programs, disease management, and wellness programs before they meet their HDHP deductible as long as these programs do not offer significant benefits in the nature of medical care or treatment. It could materially affect our business if and to the extent health plans elect to cease being clients rather than relying on the safe harbor set forth in Section 223(c)(2)(A) of the Code and related guidance.

A substantial portion of our client relationships are contracted through a limited number of health plans and other partners.

As of December 31, 2024, we had over 50 partners. Historically, a majority of our clients contracted with us through a limited number of large national or regional health plans and other partners who are large nationwide PBMs. Client contracts through our partners accounted for 79% of our revenue for the year ended December 31, 2024 and 78% of our revenue for the year ended December 31, 2023. In 2024 and 2023, client contracts through each of our top three partners, which are all large national health plans, represented more than 10% of our revenue. For the years ended December 31, 2024 and 2023, client contracts through (i) Health Care Service Corporation (“HCSC”) accounted for 17.1% and 20.3% of our revenue, respectively, (ii) Elevance Health, Inc., formerly known as Anthem, Inc. (“Elevance”), accounted for 14.0% and 10.5% of our revenue, respectively, and (iii) Aetna Life Insurance Company (“Aetna”) accounted for 11.6% and 12.6% of our revenue, respectively. These partners are not required to work with us on an exclusive basis. Additionally, we expect the distribution of revenue and our top three partners to change over time. See the section titled “Business—Sales and Marketing—Partnership Sales” for additional information. If we are unable to establish, maintain, or grow these relationships over time or if the partners refer business to our competitors instead, we are likely to lose a portion of our clients and our business, results of operations, and financial condition will suffer. The loss of any of our key partners could impact the growth rate of our revenue, business, and results of operations as we work to obtain new partners or replacement relationships and to contract directly with affected clients or through another partner affiliated with affected clients. Additionally, if the financial terms of our agreements with key partners, particularly major health plans, become less favorable to us as they are renewed, our business, results of operations, and financial condition could be adversely affected.

Our partnership agreements generally have an average contract term of three years. As of January 1, 2025, none of our agreements with our top three partners were due to expire prior to 2027. Each of the agreements are terminable, however, by our partners for convenience, subject to a notice period. In addition, the agreements may be terminated for other reasons, which include material breach of the agreement or our insolvency. As a result, contracts with these partners may be terminated before their term expires, and our partners may seek to renegotiate the terms of their agreements before their term expires. If a partner was to terminate its contract with us, we would need to contract directly with affected clients or through another partner affiliated with affected clients, such as a PBM. In such an event, we may be required or may choose to expend resources in order to recontract with the client and such efforts could be costly, time-consuming, or ultimately unsuccessful. Our partnership agreements often include provisions for administrative or marketing fees payable to partners when we contract with a client through them. In our negotiations with health plan contracts, we may also agree to terms in favor of the health plans that could expose us to potentially high expenses or liabilities, including unfavorable indemnification clauses that promise to indemnify the plans if the use of our platform and programs does not qualify for “first-dollar” coverage due to legislative changes. See the section titled “—Risks Related to Legal and Regulatory Matters—Legislative or regulatory healthcare reform measures may make it more difficult and costly to operate our business, or to do so profitably. Accordingly, such legislative or regulatory healthcare reform measures may have a material adverse effect on our business, results of operations, and financial condition.”

Further, while we collect revenue from our clients, if the client is contracted through a health plan partner, then the health plan partner remits payment to us. In addition, while we have agreements with our partners that indicate the terms of payment, our partners may audit or dispute our contracts and billing practices because they differ from traditional health plan contracting and billing practices, which could lead to delays in payment or non-payment of certain fees, deterioration in the partner relationship, or renegotiation of partner agreements. Such risks may increase as we shift to our alternative engagement-based pricing model. In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our partners. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce utilization of our platform and programs. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, results of operations, and financial condition may be materially adversely affected. Even if we are successful, our relationships with third parties may not result in an increase in clients, members, contracted lives, or revenue.

We incur upfront costs in our client and partner relationships, and if we are unable to maintain and grow these relationships over time, we are likely to fail to recover these costs, which could have an adverse effect on our business, results of operations, and financial condition.

We devote resources to establish relationships with our partners, including health plans in particular, in order to implement our platform, and have a relatively long sales cycle. Accordingly, our results of operations will depend in substantial part on our ability to enroll our clients’ contracted lives as members, deliver a successful experience for clients and members, and persuade our clients and partners to maintain and grow their relationships with us over time. We also invest in expanding our partner relationships, particularly with health plans. Additionally, if our business grows significantly, our client, partner, and member acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. We incur upfront costs in establishing our client and partner relationships. If we fail to achieve appropriate economies of scale, if our investments in these relationships fail to materialize or if we fail to manage or anticipate the evolution and demand of our platform and programs, our member yield may decrease, and our business, results of operations, and financial condition could be adversely affected.

If we are not able to develop and release new programs and new products, or successful enhancements, new features, and modifications, to our existing platform and programs, or if our clients do not consent to the inclusion of platform and program enhancements in their agreements, our business, results of operations, and financial condition could be adversely affected.

The markets in which we operate are characterized by rapid technological change, frequent new product and service introductions and enhancements, changing client and member demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. Additionally, changes in laws and regulations could impact the usefulness of our platform and programs and could necessitate changes or modifications to our platform and programs to accommodate such changes.

We invest substantial resources in our growth initiatives and strategies, which include researching and developing new programs and new products and enhancing our existing platform and programs by incorporating additional features, improving functionality, and adding other improvements to meet our members’ evolving needs. The success of any enhancements or improvements to our platform and programs, or any new programs or products, including those in markets beyond the MSK market, depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies in our platform and third-party partners’ technologies, and overall market acceptance. We may not succeed in developing, marketing, and delivering on a timely and cost-effective basis new products, enhancements or improvements to our platform and programs, or any new programs, that respond to continued changes in market demands or new client or member requirements, and any new products, enhancements or improvements to our platform and programs, or any new programs, may not achieve market acceptance. In addition, many partners and clients require additional consent before we can offer new programs to their members, which can delay the process and adversely affect potential revenue.

Since developing or enhancing our platform, programs, and products is complex, the timetable for the release of new programs, enhancements to our existing platform and programs, and new products is difficult to predict, and we may not offer new programs, enhancements to our platform and programs, or new products as rapidly as our clients require or expect. Any new programs, new products, and enhancements to our platform and programs that we develop or acquire may not be introduced in a timely or cost-effective manner, may not have actual or perceived effectiveness or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new programs, new products, or enhancements to our platform and programs, we may experience a decline in revenue from our programs that is not offset by revenue from the new programs, new products, or enhancements to our existing platform and programs.

The introduction of new products and services by competitors, the development of entirely new technologies to replace existing offerings, or shifts in healthcare benefits trends could make our platform and programs obsolete or adversely affect our business, results of operations, and financial condition. We may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction, or implementation of new programs, new products, enhancements, additional features, or capabilities. If clients do not widely engage with us and their contracted lives do not adopt our platform and programs, we may not be able to realize a return on our investment. If we do not accurately anticipate client and member demand or we are unable to develop, license, or acquire new features and capabilities on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, it could result in adverse publicity and loss of revenue or market acceptance, each of which could have a material adverse effect on our reputation, business, results of operations, and financial condition.

The failure of our platform and programs to achieve and maintain market acceptance or to effectively compete against other technological breakthroughs for the treatment or prevention of MSK conditions could result in us achieving sales below our expectations, which would cause our business, results of operations, and financial condition to be materially adversely affected.

Our current business strategy is highly dependent on our platform and programs achieving and maintaining market acceptance. Market acceptance and adoption of our platform and programs depends on educating people with MSK conditions, including existing and potential clients, members, and contracted lives, as to the accessibility, distinct features, ease-of-use, positive lifestyle impact, cost savings, and other real and perceived benefits of our platform and programs as compared to other solutions. Additionally, our ability to achieve our strategic objectives and remain competitive will depend, among other things, on our ability to develop and commercialize programs that are market-accepted for the treatment of MSK conditions that offer accessibility, have distinct features, are easy-to-use, provide measurable and meaningful cost savings to clients, and are more appealing than available alternatives. Our competitors, as well as a number of other companies, within and outside the healthcare industry, are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs, and other therapies, including solutions driven by artificial intelligence (“AI”) and machine learning, for the monitoring and treatment of MSK conditions.

Achieving and maintaining market acceptance of our platform and programs could be negatively impacted by many factors, including:

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the failure of our platform and programs to achieve wide acceptance among key opinion leaders in the treatment community and among people living with or at risk for MSK conditions, health plans, or other existing or potential clients, partners, and members;

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lack of sufficient evidence or peer-reviewed publication of clinical evidence supporting the safety, ease-of-use, cost-savings, or other real or perceived benefits of our platform and programs over competitive products or other currently available methodologies;

•	perceived risks associated with the use of our platform and programs or similar products or technologies generally, including those that incorporate AI and machine learning;

•	individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of digital health;

•	the introduction of competitive solutions and the rate of acceptance of those solutions as compared to our platform and programs;

•	challenges to our platform and programs by traditional care providers and affiliated professional entities;

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the pace of innovation in AI and machine learning, which may lead to the development of superior or more cost-effective solutions that could render our platform and programs obsolete or less competitive;

•	uncertainty around new and emerging AI and machine learning technologies, and the risks involved in the development and deployment of such technologies; and

•	results of clinical and financial studies relating to MSK solutions or similar competitive solutions, including those prepared by our potential clients and partners.

If we are not successful in demonstrating to existing and potential clients, members, and partners, including health plans, the benefits of our platform and programs, or if we are not able to achieve the support of existing and potential clients, members, and partners for our platform and programs, our revenue may decline or we may fail to increase our revenue in line with our forecasts, and our business, results of operations, and financial condition could be adversely affected.

We operate in an evolving and competitive industry and if we fail to compete effectively against our existing or potential competitors, our business, results of operations, and financial condition could be adversely affected.

We compete across various segments within the healthcare market, including with respect to traditional healthcare providers, physical therapy providers and medical practices, technology platforms, care management and coordination, digital health, telehealth and telemedicine, medical devices, and health information exchanges. Larger and more established companies, which could include our partners, may focus on our markets and could directly compete with us by implementing their own solutions for MSK care. Smaller companies could also launch new products and services that compete with us and that could gain market acceptance quickly. Our competitors and potential competitors include both enterprise companies that are focused on, or may enter, the healthcare industry, including initiatives and partnerships launched by these large companies, and private companies that offer point solutions for a single MSK condition. We currently face competition from a range of companies, including digital platforms that provide broad care or programs that address a segment of MSK care, such as Kaia Health Software, Inc., Omada Health, Inc., Sword Health Technologies, Inc., and Vori Health, Inc. These companies, which may offer their solutions at lower prices, are continuing to develop additional products and are becoming more sophisticated and effective. We also currently face competition from health plans and health systems that may offer or develop products or services with features or benefits that overlap with our platform and programs. Large, well-financed healthcare providers and insurance carriers have in some cases developed their own products and services and may provide them to their clients at discounted prices and as supplements to traditional healthcare services. Competition could also result in pricing pressures, which could negatively impact our sales, profitability, and market share.

Our ability to compete effectively depends on our ability to distinguish our company and our platform and programs from our competitors and their products and services, and includes factors such as:

•	long-term outcomes;

•	ease of use and convenience;

•	price;

•	greater name and brand recognition;

•	longer operating histories;

•	greater market penetration;

•	larger and more established client and partner relationships;

•	larger sales forces and more established products and networks;

•	larger marketing budgets;

•	access to significantly greater financial, human, technical, and other resources;

•	breadth, depth, and efficacy of products and services;

•	perceived, actual, and measurable quality, reliability, and effectiveness of products and services; and

•	client and member acceptance.

Some of our competitors or potential competitors may have greater name and brand recognition, longer operating histories, and significantly greater resources than we do, and may be able to offer solutions similar to ours at a more attractive price than we can. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, such as AI and machine learning, standards, or client or eligible life requirements or expectations and may have the ability to initiate or withstand substantial price competition. In addition, our current or potential competitors have established, or may in the future establish, cooperative relationships with providers of complementary products, technologies, or services to increase the availability of their products and services in the marketplaces in which we compete.

New competitors or alliances may emerge that have greater market share, a larger number of clients or contracted lives, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of our markets, which could create additional price pressure. There is no guarantee that we will possess the resources, either financial or personnel, for the research, design, and development of new programs or the expansion of our platform, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. In light of these factors, even if our platform and programs are more effective than those of our competitors, current or potential clients and their contracted lives may accept competitive products and services in lieu of purchasing our platform and programs, or potential clients may choose to purchase different health benefits. If we are unable to successfully compete, our business, results of operations, and financial condition could be adversely affected.

The markets for our platform and programs are new, rapidly evolving, and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change. If the digital health and MSK markets in which we operate develop more slowly than we expect or if they encounter negative publicity, our business, results of operations, and financial condition could be adversely affected.

The digital health market is relatively new, unproven, rapidly evolving, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance, and market adoption. Competition in the digital health market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, frequent new product and service introductions, evolving industry standards, short product lifecycles, and changes in consumer demands. Moreover, the MSK market, including MSK care generally and MSK pain management medical devices in particular, is new and rapidly evolving. Our success will depend to a substantial extent on the willingness of our members and contracted lives to use, and to increase the frequency, extent, and duration of their utilization of, our platform and programs, as well as on our ability to demonstrate the value of digital health to existing and new clients, members, and contracted lives.

Negative publicity regarding patient confidentiality, data privacy, and cybersecurity in the context of technology-enabled healthcare or concerns experienced by our competitors could limit market acceptance of our programs. Additionally, the integration and reliance on AI and machine learning technologies in our platform and programs introduce further risks. These technologies are rapidly evolving and may not perform as expected, which could lead to inaccuracies or inefficiencies in our platform and programs. Negative publicity or regulatory scrutiny related to AI and machine learning could also impact consumer trust and acceptance. Furthermore, the competitive landscape may shift as new AI and machine learning advancements emerge, potentially rendering our current technologies obsolete or less effective.

If we fail to adapt and respond effectively to the changing healthcare landscape, changing laws, regulations, and government enforcement priorities, changing client needs and member needs, requirements, or preferences, our platform and programs may become less competitive.

The markets in which we compete are subject to a changing healthcare landscape and changing laws, regulations, and government enforcement priorities, as well as changing client and member needs, requirements, and preferences. The success of our business will depend on our ability to adapt and respond effectively to these changes on a timely basis. Our business strategy may not effectively respond to these changes, and we may fail to recognize and position ourselves to capitalize upon market opportunities. We may not have sufficient advance notice or resources to develop and effectively implement an alternative strategy. There may be scientific or clinical changes that require us to change our platform and programs or that make our platform and programs less competitive in the marketplace. If there are sensitivities to our business model or our existing competitors and new entrants create new disruptive business models or develop new products and services that clients, members, and contracted lives prefer to our platform and programs, we may lose clients, members, and contracted lives, and our business, results of operations, and financial condition could be adversely affected.

We rely on our sales and marketing force. If we are unable to maintain or expand our sales and marketing infrastructure, it could impede our growth, harm our business, and we may fail to attract adequate numbers of clients or members.

Our business, results of operations, and financial condition are and will continue to be highly dependent on the ability of our sales and marketing force to adequately promote and engage with clients who in turn offer our platform and programs to their contracted lives. If our sales and marketing representatives fail to achieve their objectives, we may not enter into agreements with new clients, and member enrollment and use of our platform and programs could decrease or may not increase at levels that are in line with our forecasts. A key element of our business strategy is the continued expansion of our sales and marketing infrastructure to maintain and increase our client base and members. In particular, we expect to increase our enterprise marketing efforts directly to contracted lives at our clients. Our sales and marketing efforts may not be effective and may not lead to increases in the number of our clients and members.

As we increase our sales and marketing efforts with respect to our existing platform and programs or planned expansions of our platform and programs, we will need to further expand the reach of our sales and marketing networks. Our future success will depend largely on our ability to continue to hire, train, retain, and motivate skilled sales and marketing representatives with significant industry-specific knowledge in various areas, such as MSK pain management and digital health, as well as the competitive landscape for our platform and programs. Recently hired sales representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales and marketing personnel will continue to place significant burdens on our management team.

If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our existing platform and programs or planned expansions of our platform and programs, which could result in reduced client engagement and the failure of our member yield to increase in line with our forecasts.

Any failure to offer high-quality implementation, member enrollment, or ongoing support may adversely affect our relationships with our clients and members, or existing or prospective clients and members, and in turn our business, results of operations, and financial condition.

Though we prepare targeted marketing campaigns, we do not control our clients’ deployment schedules. As a result, if our clients do not permit and facilitate our marketing efforts, which may be necessary for successful enrollment of their contracted lives as members, or an enrollment launch date is delayed, we could incur significant costs, our member yield may decline, clients and members could become dissatisfied and decide not to use our platform and programs or not to implement our platform or programs in future periods. In addition, competitors with more efficient operating models or lower implementation costs could jeopardize our client relationships as well as our partner relationships.

In implementing and using our platform and programs, our clients and members depend on our support teams to resolve issues in a timely manner. High-quality support is also important for the renewal and expansion of our platform and programs by existing clients as well as enrollment by contracted lives and re-enrollment by current members. We may be unable to respond quickly enough to accommodate short-term increases in demand for support. We also may be unable to modify the nature, scope, and delivery of our platform and programs or support to compete with changes in solutions provided by our competitors. We have also expanded our technical support team internationally and clients and members may view such support as less effective than support based in the United States. Furthermore, clients are able to decide whether members receive support from an international team, and if we are unable to successfully transition most clients to the more cost-effective international support structure, we may not achieve anticipated savings on support labor costs. Increased client and member demand for support could increase costs and adversely affect our business, results of operations, and financial condition. Our sales are highly dependent on our reputation and on positive recommendations from our existing members, clients, and partners. The importance of our support functions will increase as we expand our business and pursue new clients, members, and contracted lives. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could materially adversely affect our reputation, our ability to sell our platform and programs, our ability to enable members and contracted lives to re-enroll or enroll in our platform and programs, and, in turn, our business, results of operations, and financial condition.

We believe our corporate culture has contributed to our success, and if we fail to maintain this culture as we grow, we could lose the capabilities fostered by our culture and our business, results of operations, and financial condition could be materially adversely affected.

We believe our culture has been a key contributor to our success to date. We have invested substantial time and resources in building our team and investing in our corporate culture. As we continue to grow, including geographically, and develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. We may not be able to effectively integrate, develop, and motivate a large number of new employees across geographies, including our growing employee base in India, and we may not be able to maintain the beneficial aspects of our corporate culture. Any failure to preserve our culture could negatively affect our ability to retain and recruit qualified personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations, and financial condition could be materially adversely affected.

In addition, in order to attract employees that contribute to our corporate culture, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize, and retain our employees. Our stock price volatility or lack of positive performance may cause periods of time during which option exercise prices might be less than the sale price of our Class A common stock or the value of RSUs we grant might be less competitive, which may lessen the retentive attributes of these awards. As a result, we may have to incur increased compensation costs, change our equity compensation strategy, or find it difficult to motivate, incentivize, and retain our employees. Moreover, we face significant competition for talent from other healthcare, technology, and high-growth companies, which includes large enterprises and privately held companies. We may not be able to hire new employees quickly enough to meet our needs, and any change in our hiring abilities may affect our corporate culture. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and our employee morale, productivity, and retention could suffer, and our business, results of operations, and financial condition could be materially adversely affected.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could materially adversely affect our business, results of operations, and financial condition.

Our performance depends upon the efforts and abilities of our executive team, particularly Daniel Perez, our Chief Executive Officer and Co-Founder, certain key technical and management personnel, and other highly skilled employees. The loss of the services of one or more such people could have a material adverse effect on our business, results of operations and financial condition. Our success also depends on our ability to attract and retain other highly skilled employees and key management personnel. Qualified individuals are in high demand, and we may incur significant costs to attract them. Competition for such personnel is intense, and we may not be able to attract or retain such personnel in the future. The loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned growth of our business, could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and most employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively.

In April 2024, we announced a restructuring plan to reduce our workforce by approximately 160 people, or approximately 10% of our workforce. This restructuring plan was complete as of December 31, 2024. The expense reduction measures taken in connection with such reduction in force may result in unintended consequences and costs, including costs associated with attrition beyond our intended reduction in force, a decrease in morale among our personnel, adverse impacts in our ability to recruit and hire qualified personnel in the future, and the loss of institutional knowledge and expertise, which could result in losses in future periods or otherwise prevent us from realizing, in full or in part, the anticipated benefits and savings from the reduction in force.

All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management, our executive team, and other key technical and management personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, results of operations, and financial condition may be materially adversely affected.

We may require additional capital to support the growth of our platform and programs, and this capital may not be available on terms favorable to us, or at all, and may dilute existing stockholders’ ownership of our Class A common stock.

We intend to continue to make investments to support the growth of our platform and programs and may require additional funds for such development. We may need additional funding for marketing expenses, to develop and expand sales resources, develop new features, or enhance our platform and programs, or acquire complementary businesses and technologies to further grow our business and the platform and programs we can offer. Accordingly, we may need or want to engage in future equity or debt financings to secure additional funds. If we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in capital markets and lower market prices for many securities may, among other things, affect our ability to access new capital on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our platform and programs, support our business growth, and respond to business challenges could be significantly impaired, and our business, results of operations, and financial condition could be adversely affected.

If we are not able to maintain and enhance our reputation and brand recognition, our business, results of operations, and financial condition will be materially adversely affected.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing clients and members and our ability to attract new clients and members. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly critical, difficult, and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be materially adversely affected.

In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our clients and members, could make it substantially more difficult for us to attract new clients and members. Similarly, because our clients and members often act as references for us with prospective new clients, members, and contracted lives, any existing clients or members that question the quality of our work or that of our employees, including our care team, could impair our ability to secure additional new clients, members, and contracted lives. If we do not successfully maintain and enhance our reputation and brand recognition with our clients and members, our business may not grow and we could lose these relationships, which would make it more difficult to acquire new clients, members, and contracted lives, all of which could materially adversely affect our business, results of operations, and financial condition.

Acquisitions and investments could result in operating difficulties, dilution, and other harmful consequences that may materially adversely impact our business, results of operations, and financial condition.

We have in the past and may in the future make acquisitions to add employees, complementary companies, programs, products, technologies, or revenue. These transactions entail numerous risks and could be material to our business, results of operations and financial condition. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. The process of integrating an acquired company, business or technology has created, and will continue to create, unforeseen operating difficulties and expenditures. Furthermore, an acquisition may not result in the benefits we anticipate.

Future acquisitions could also result in expenditures of significant cash, dilutive issuances of our securities, the assumption or incurrence of debt, restrictions on our business, contingent liabilities, amortization expenses or write-offs of goodwill, any of which could harm our financial condition. In addition, any acquisitions we announce could be viewed negatively by partners, clients, members, or investors. Moreover, acquisitions or investments could result in costly litigation or liabilities for any breach of representations and warranties made in the course of such acquisitions or investments.

Additionally, competition within our industry for acquisitions of businesses, technologies, and assets may become intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to realize the benefits of these acquisitions, and our results of operations could be adversely affected. If we are unable to successfully address any of these risks, our business, results of operations, and financial condition could be materially adversely affected.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties that may not result in the development of commercially viable solutions or the generation of significant future revenue.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or technology partnerships to develop proposed programs, to enhance our platform, and to pursue new markets. Proposing, negotiating, and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. Collaborations are also complex and time-consuming to negotiate and document. In particular, these collaborations may not result in the development of solutions that achieve commercial success or result in significant revenue and could be terminated prior to developing any solutions. If we are unable to successfully address any of these risks, our business, results of operations, and financial condition could be materially adversely affected.

A decline in the prevalence of employer-sponsored healthcare could cause our revenue to be reduced.

We currently derive a large portion of our revenue from our agreements with clients that purchase healthcare for their employees, including through insurance or self-funded benefit plans. These clients offer all of or a portion of their employees enrollment in our platform who, in turn, become contracted lives. A large part of the demand for our platform and programs among clients depends on the need of these clients to manage the costs of healthcare services that they pay on behalf of their employees. Various factors, including changes in the healthcare insurance market or in government regulation of the healthcare industry, could cause a decline in employer-sponsored healthcare, which could adversely affect the market for our platform and programs and negatively affect our business, results of operations, and financial condition. Some experts have predicted that future healthcare reform will encourage employer sponsored health insurance to become significantly less prevalent as employees, including current or potential contracted lives of our clients or potential clients, or current or potential members, migrate to obtaining their own insurance through state sponsored insurance marketplaces. Were this to occur, there is no guarantee that we would be able to compensate for the loss in revenue derived from clients that purchase healthcare for their contracted lives by increasing the acquisition of members by other means and our business, results of operations, and financial condition will be materially adversely affected.

Risks Related to Our Use of AI and Machine Learning

Our increasing reliance on AI and machine learning technologies may expose us to significant risks, including development and deployment challenges, regulatory uncertainties, and potential third-party claims, which could adversely affect our reputation, business, results of operations, and financial condition.

We use AI and generative AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, (collectively, “AI Technologies”) throughout our business, and are making significant investments in this area.

For example, we use AI Technologies to support our care team and to assist with developing personalized exercise therapy plans, providing real-time feedback on an exercise form, identifying high-risk members for targeted interventions, and generally enhancing our operational efficiency and competitiveness.

We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our platform and programs or be beneficial to our business, including our efficiency or profitability.

AI Technologies have been known to produce false or “hallucinatory” inferences or outputs and may subject us to new or heightened legal, regulatory, ethical, or other challenges. In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, flawed, inadequate, inaccurate, biased, or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, any of which may not be easily detectable, the performance of our platform and programs, and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

In addition, market acceptance, understanding, and valuation of and consumer perceptions of platforms and programs that incorporate AI Technology is uncertain and the perceived value of our AI Technologies could be inaccurate. For example, inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI Technologies, could impair the acceptance of such AI Technologies, including those incorporated in our platform and programs. Our failure to successfully develop AI Technologies in our platform could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve, and diversify our platform and programs; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our platform and programs and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our platform and programs or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our platform and programs may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our platform and programs, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Moreover, the regulatory framework for AI Technologies is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Already, certain existing legal regimes, such as various U.S. governmental and regulatory agencies relating to data privacy, regulate certain aspects of AI Technologies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to AI Technologies or are considering general legal frameworks for the regulation of AI Technologies. In the United States, the Trump administration has rescinded an executive order relating to the safe and secure development and deployment of AI Technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to develop and submit to the President action plans to “sustain and enhance America’s global AI dominance,” and to specifically review rulemaking taken pursuant to the rescinded Biden executive order and, if possible, rescind any such rulemaking to the extent it is consistent with, or presents a barrier to, the Trump administration’s new executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI Technologies, or may implement new executive orders and/or other rule making relating to AI Technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Legislation related to AI Technologies has also been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the California Consumer Privacy Act of 2018 (“CCPA”) regarding the use of automated decision-making. California also enacted several new laws in 2024 that further regulate use of AI Technologies and provide consumers with additional protections around companies’ use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop and use AI Technologies in the future.

In the European Union, the EU Artificial Intelligence Act (the “EU AI Act”), which establishes broad obligations for the development and use of AI Technologies in the European Union based on their potential risks and level of impact, came into force in August 2024. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models, and provides for fines of up to the greater of €35 million or 7% of worldwide annual turnover for violations.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust as well as scope of practice laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our platform, programs, and business and the way in which we use AI Technologies. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our platform and programs in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, because AI Technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI. The cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies or limiting our use of AI Technologies to support our care team). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, results of operations, and financial condition.

Risks Related to Our Intellectual Property, Data Privacy, Information Technology, Cybersecurity

We may be unable to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology, or we may in the future become subject to claims of infringement, misappropriation, or other violation of third parties’ intellectual property rights.

Our business depends on a combination of intellectual property and other proprietary rights, including patents, trademarks, copyrights, and trade secrets, as well as license agreements, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, and others. Our success and ability to compete may depend in part on our ability to maintain and enforce existing intellectual property rights and to obtain, maintain, and enforce further intellectual property protection for our platform and programs, both in the United States and in other countries. The protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation, or other violations of our intellectual property rights. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective intellectual property rights protections may not be available to us or available in every jurisdiction in which we offer or intend to offer our platform and programs. Failure to adequately obtain, maintain, protect, or enforce our intellectual property rights could harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations, and financial condition.

Our most material trademark asset is the United States registered trademark “Hinge Health.” Our trademarks, trade names, and brand names are valuable assets that support our brand and perception of our platform and programs and distinguish our platform and programs from those of our competitors. We have registered or applied to register many of these trademarks. However, there can be no assurance that our trademark applications will be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of such trademarks, and our trademarks may be circumvented or declared generic. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. Third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Moreover, third parties may file first for our trademarks in certain countries. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition in those jurisdictions. We also hold the rights to the “hingehealth.com” internet domain name, which is subject to regulation by internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or internet domain names in the United States or in other jurisdictions in which we currently and may ultimately operate, our brand recognition and reputation would suffer, we would incur significant re-branding expenses and our results of operations could be adversely impacted.

As of December 31, 2024, we owned 12 issued patents and 34 pending patent applications in the United States as well as 17 pending PCT applications, 17 foreign issued patents and 59 pending foreign patent applications. Our patents issued in the United States begin expiring in July 2033, excluding any patent term adjustment. The patent positions of technology and virtual care companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity, and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Our issued patents and those that may be issued in the future may not provide us with competitive advantages, may be of limited territorial reach, and may be held invalid or unenforceable if successfully challenged by third parties, and our patent applications may never be issued. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the inventorship, validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain. Our limited patent protection may restrict our ability to protect our technologies and processes from competition. It is also possible that third parties, including our competitors, may have or obtain patents relating to technologies that overlap or compete with our platform and programs. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

We could incur substantial costs as a result of any claim of infringement, misappropriation or violation of another party’s intellectual property rights. If we infringe, misappropriate, or otherwise violate the intellectual property rights of third parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited, and our business could be adversely affected.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary or intellectual property rights that would prevent, limit, or interfere with our ability to develop or enhance our platform and programs, which could make it more difficult for us to operate our business. We have received and may in the future receive communications from holders of patents, trademarks, trade secrets, or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting, or otherwise violating such rights. Such parties may in the future bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. If a patent infringement or other intellectual property-related lawsuit is brought against us, we could be forced to stop or delay sales of the program that is the subject of the suit or cease use of our technology altogether. As the market for digital health solutions in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our platform and programs of which we are not aware or that we must challenge to continue our operations as currently contemplated. Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. We cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Third parties that may own or control such patents and patent applications may bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages.

Further, if we are determined to have infringed upon a third party’s intellectual property rights, we may also be required to do one or more of the following:

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on commercially reasonable terms, or at all;

•

pay substantial royalty or license fees or other monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right;

•	redesign or reengineer our platform and programs, or other technology in a non-infringing manner, which may be costly, time-consuming, commercially infeasible, or impossible; or

•	establish and maintain alternative branding for our platform and programs.

Even if we were able to obtain a license to intellectual property owned by third parties, any such rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In the event of a successful claim of infringement against us and our failure or inability to obtain a license (whether exclusive or non-exclusive) to the infringed technology or other intellectual property right, we could be forced to cease aspects of our business operations and our business, results of operations, and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We could incur substantial costs in protecting, defending, or enforcing our intellectual property or other proprietary rights. Failure to adequately protect, defend, or enforce our rights could impair our competitive position and we could lose valuable assets, experience reduced revenue, and incur costly and time-consuming litigation.

Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, which may be difficult and costly. The steps we have taken or will take to detect unauthorized use and prevent infringement, misappropriation or other violation of our intellectual property or proprietary rights may not be successful.

From time to time, we may have to resort to litigation to protect or enforce our intellectual property and proprietary rights, which could result in substantial costs, distraction to management and diversion of our resources. Such litigation could result in the impairment or loss of portions of our intellectual property or proprietary rights. Enforcement of our intellectual property or proprietary rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such intellectual property or proprietary rights. An adverse determination of any litigation proceedings could put our intellectual property or proprietary rights at risk of being invalidated or interpreted narrowly, could risk the issuance or cancellation of pending patent and trademark filings, and could harm our business. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing. Changes in the law could make it harder for us to enforce our rights.

In any lawsuit that we bring to enforce our intellectual property or proprietary rights, a court may refuse to prevent the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. If we initiate legal proceedings against a third party to enforce a patent covering a program, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office (“USPTO”) or made a misleading statement during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our programs, or any future programs that we may develop.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our programs. Such a loss of patent protection could have a material adverse effect on our business, financial condition, results of operations, and prospects. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects. Because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in litigation. Litigation could result in public disclosure of results of hearings, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock.

In addition, our inability to detect and protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in the substitution of inferior or more costly technologies into our platform and programs, or harm our reputation. Policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations, and financial condition could be adversely affected.

If our patents expire or are not maintained, our patent applications are not granted, or our patent rights are contested, circumvented, invalidated, or limited in scope, it may have a material adverse effect on our ability to prevent others from selling, developing, or exploiting platforms or programs similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application or that we are the first party to file such a patent application. If another party has filed a patent application for the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may materially adversely affect our business, results of operations, and financial condition.

Our patents may expire if they are not maintained, our patent applications may not be granted, or our patent rights may be contested, circumvented, invalidated, or limited in scope. Any expiration or invalidation of our patents may cause us to not be able to prevent others from selling, developing, or exploiting competing technologies, platforms, programs, or services, which could have a material adverse effect on our business, results of operations, and financial condition. Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and patent applications. We rely on our outside counsel or our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We also depend on our licensors whose intellectual property we license to take the necessary action to comply with these requirements with respect to such in-licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have a material adverse effect on our business, results of operations, and financial condition.

We cannot guarantee that our pending patent applications will issue as patents. Even if our patent applications issue into patents, these patents may be contested, narrowed, circumvented, held unenforceable, or invalidated in the future. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference, or derivation proceedings challenging our patent rights. In addition, the rights granted under any issued patents may not provide us with adequate protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Many of these existing patents and patent applications may have priority over our patent applications and could subject our patents to invalidation or our patent applications to rejection. Finally, in addition to patents and patent applications that were filed before our patents and patent applications, any of our existing or future patents may also be challenged by others on the basis that they are invalid or unenforceable. Any expiration, invalidation, or devaluation of our patents may adversely affect our business, results of operations, and financial condition.

The confidentiality and invention assignment agreements that we enter into with our employees, consultants, and contractors involved in the development of intellectual property may not provide meaningful protection for our trade secrets or other confidential information, and if we are unable to protect the confidentiality of our trade secrets or other confidential information, the value of our platform and programs and our business and competitive position could be materially adversely affected.

We rely heavily on trade secret laws and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our platform and programs, and to maintain our competitive position. With respect to our platform and programs, we consider trade secrets and know-how to be one of our primary sources of intellectual property. Trade secrets and know-how, however, can be difficult to protect. We seek to protect these trade secrets and other confidential information in part by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, outside contractors, advisors, and other third parties. We also enter into confidentiality and invention assignment agreements with our employees, contractors, consultants, and other third parties who develop intellectual property on our behalf or who may have access to our proprietary information, know-how or trade secrets. These confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. These agreements, however, may not be self-executing and may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur, or we may not have executed, or may in the future fail to execute, invention assignment agreements with employees, contractors, consultants, and third parties who may be involved in the development of our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to third parties, and thus an agreement with us may be ineffective in perfecting ownership of intellectual property developed by those individuals. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, results of operations, and financial condition. In particular, a failure to protect our confidential information may allow competitors to copy our technology, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

In addition to contractual measures, we seek to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant, or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant, contractor, or other third party from misappropriating our trade secrets and providing them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our intellectual property, trade secrets or confidential information will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our platform and programs that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Although we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may otherwise become known or be independently developed by others, including our competitors, in a manner that could prevent legal recourse by us.

We are, and may in the future become, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed by our competitors or other companies with similar or related technology, products, or services. We are, and may in the future become, subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, we may be forced to pay monetary damages or be enjoined from using certain technology, aspects of our platforms, aspects of our programs, or knowledge. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources. See the risk factors titled “—We may be unable to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology, or we may in the future become subject to claims of infringement, misappropriation, or other violation of third parties’ intellectual property rights. Our failure to protect our intellectual property and any potential intellectual property infringement claims could harm our brand, devalue our proprietary content, and affect our ability to compete effectively” and “—We could incur substantial costs in protecting, defending, or enforcing our intellectual property or other proprietary rights. Failure to adequately protect, defend or enforce our rights could impair our competitive position and we could lose valuable assets, experience reduced revenue, and incur costly and time-consuming litigation.”

Defects, errors or vulnerabilities in our platform and programs could harm our reputation and brand and adversely impact our business, results of operations, and financial condition.

Software such as the one used in our platform and programs often contains errors, defects, security vulnerabilities, or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our platform may contain serious errors, defects, security vulnerabilities, or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, results of operations, and financial condition. Furthermore, our platform and programs are on a cloud-based system that allows us to deploy new versions and enhancements to all of our members simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities, or software bugs to all of our members simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of members.

Since our members use our platform and programs for medical, health, and well-being purposes, any errors, defects, failures, security vulnerabilities, software bugs, or disruptions to our platform and programs, or any other performance problems with our platform and programs, could result in serious harm to our members and, in turn, hurt our brand and reputation and erode member and client trust. We make regular updates to our platform and programs, which have in the past contained, and may in the future contain, undetected errors, defects, failures, security vulnerabilities, and software bugs when first introduced or released. Real or perceived errors, defects, failures, security vulnerabilities, or software bugs in our platform and programs could result in loss of or delay in market acceptance of our platform and programs, loss of competitive position, lower client and member retention rates or negative publicity (for example, a member could share information about a negative experience on social media, which could result in damage to our reputation and loss of future sales and acquisition of new clients and members). In such an event, we may be required, or may choose, for client relations, member relations, or other reasons, to expend additional resources in order to seek to correct the problem. Our members may also seek significant compensation from us for any losses they suffer or cease using our platform and programs, or our clients could cease conducting business with us. There can be no assurance that provisions typically included in our agreements with our clients that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our members or clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our platform and programs and to enroll and retain members. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our platform and programs. As a result, our reputation and our brand could be harmed, and our business, results of operations, and financial condition could be adversely affected.

Our proprietary technology and solutions may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business, results of operations, and financial condition.

Proprietary software and hardware development is time-consuming, expensive, and complex and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we discover additional problems or design defects that prevent our proprietary platform and programs, including our app and our Enso device, from operating properly. If our platform and programs, including our app and our Enso device, do not function reliably, malfunction, or fail to achieve member expectations in terms of performance, clients and members could assert liability claims against us or our clients could cancel their contracts with us. This could damage our reputation and impair our ability to attract or retain clients and members.

The software underlying our platform and programs is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the software has been used by our members. Any real or perceived errors, failures, bugs, or other vulnerabilities discovered in our software, platform and programs could result in negative publicity and damage to our reputation, loss of clients, loss of members, loss of contracted lives, loss of, or delay in, market acceptance of our platform and programs, loss of competitive position, loss of revenue or liability for damages, overpayments, and/or underpayments, any of which could harm our member yield. Similarly, any real or perceived errors, failures, design flaws, or defects in our Enso device or in the platform and programs we offer, including our app, could have similar negative results. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem. Such efforts could be costly, or ultimately unsuccessful. Even if we are successful at remediating issues, we may experience damage to our reputation and brand. There can be no assurance that provisions typically included in our agreements with clients or in agreements with members that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any clients or members would likely be time-consuming and costly to defend and could seriously damage our reputation and brand.

We depend on our information technology systems, and those of our third-party vendors, contractors, and consultants, and any failure or significant disruptions of these systems, security breaches, or loss of data could expose us to liability or materially adversely affect our business, results of operations, and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure (“IT Systems”) to operate our business. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including but not limited to intellectual property, proprietary business information, protected health information, and personal information about our clients, members, contracted lives, partners, employees, consultants, or contractors. It is critical that we do so in a secure manner to maintain the confidentiality, availability, and integrity of such confidential information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available and internal systems, software, tools, and monitoring to provide security for our IT Systems and the processing, transmission, storage and other processing of digital information. We have also outsourced elements of our IT Systems and data storage systems, and as a result a number of third-party vendors, contractors and consultants may or could have access to our confidential information. We cannot conduct audits or formal evaluations of all aspects of all of our third-party vendors’, contractors’, and consultants’ IT Systems, and even where we do conduct audits or evaluations, we cannot be sure that our audits or evaluations will be comprehensive or that such third-party vendors, contractors, and consultants have sufficient measures in place to ensure the confidentiality, integrity, and availability of their IT systems and confidential information.

Despite the implementation of preventative and detective security controls, such IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. Such IT Systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, phishing attacks, denial-of-service attacks, social engineering, sophisticated nation-state and nation-state-supported actors and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). As we continue to embrace both hybrid and remote working, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The risk of a security breach or disruption has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property.

We can provide no assurance that our current IT Systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party vendors, contractors, and consultants may experience cybersecurity and other breach incidents that remain undetected for an extended period. We and certain of our service providers from time to time are subject to cyberattacks and security incidents. Even when a security incident is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs, and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and IT Systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, and other harm to our business and our competitive position. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our offerings to clients and members. Moreover, we and our third-party vendors, contractors, and consultants collect, store, and transmit sensitive data, including health-related information, personally identifiable information, intellectual property, and proprietary business information in the ordinary course of our business. If a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such breaches may in the future require notification to governmental agencies, the media, or individuals pursuant to various federal and state privacy and security laws, if applicable, including HIPAA as well as regulations promulgated by the FTC and state breach notification laws. We would also be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations, and financial condition.

We and certain of our third-party vendors are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in unauthorized access to confidential and proprietary business information, intellectual property, sensitive client and member data (including health-related information such as protected health information), or other personally identifiable information of our members, clients, employees, partners, or contractors, loss or misappropriation of or damage to our data, or an inability to access data sources and critical information, process data, or provide our platform and programs. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely impact member, client, or investor confidence in us, and reduce the demand for our platform and programs. In addition, we could face litigation, significant damages for contract breach or other breaches of law, significant monetary penalties, or regulatory actions for violation of applicable laws or regulations, and we could incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the IT Systems of our third-party vendors, contractors, or consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any disruption or loss to IT Systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition.

Actual or perceived failures to comply with applicable data protection, privacy, and security, advertising, and consumer protection laws, regulations, standards, and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal, and foreign laws, requirements, and regulations governing the collection, use, disclosure, retention, and security of personal information. These requirements may be interpreted and applied in a manner that varies from one jurisdiction to another and/or may conflict with other laws, regulations, and regulatory interpretations. As such, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements, and obligations. Any failure, or perceived failure, by us or any of our third-party partners, data centers, or service providers to comply with privacy policies or federal or state privacy or consumer protection-related laws, regulations, regulatory interpretations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection, could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities, clients, members, suppliers, or others. These proceedings may result in financial liabilities or may require us to change our operations, including ceasing the use or sharing of certain data sets, or modifying marketing and other engagement programs and plans. Any such claims, proceedings or actions could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of clients, members, contracted lives, partners, and others and result in the imposition of monetary penalties. We are also contractually required to indemnify and hold harmless certain third parties from the costs or consequences of non-compliance with any laws, regulations, regulatory interpretations, or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

We rely on a variety of marketing techniques, including email, text message, social media marketing, and postal mailings, and we are subject to various laws, regulations, and regulatory interpretations that govern such marketing and advertising practices. A variety of federal and state laws, regulations, and regulatory interpretations govern the collection, use, retention, sharing, and security of consumer data, particularly in the context of online advertising, which we rely upon to attract new clients, members, and contracted lives. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party cross-site behavioral advertising technologies and other methods of online tracking for behavioral advertising and other purposes. Various U.S. federal and state laws regulate the level of consumer notice and consent required before a company can employ cross-site behavioral advertising technologies or other electronic tracking tools or the use of data gathered with such tools. The regulation of the use of these cross-site behavioral advertising technologies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new clients, members, and contracted lives on cost-effective terms and consequently, materially and adversely affect our business, results of operations, and financial condition.

Further, parts of our business are subject to HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder (collectively, “HIPAA”). HIPAA limits the use and disclosure of individually identifiable health information, or protected health information, and imposes privacy, security, and breach notification obligations on certain healthcare providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities, and their covered subcontractors. It also mandates the reporting of certain breaches of health information to the HHS, affected individuals and if the breach is large enough, the media. The HHS has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. We have experienced such breaches in the past and could be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations, and financial condition.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing, and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future clients and strategic partners. For example, the CCPA, as amended by the California Privacy Rights Act (collectively, the “CCPA”), requires covered businesses that process the personal information of California residents to, among other things, (i) make certain disclosures to California consumers about the business’s data collection, use, and sharing practices; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf.

Additional compliance investment and potential business process changes may be required. Similar laws have been passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. Such laws may differ from each other, which may complicate compliance efforts. For example, Washington State enacted a broadly applicable law to protect the privacy of personal health information known as the “My Health My Data Act,” which generally requires affirmative consent for the collection, use, or sharing of any “consumer health data.” Consumer health data is defined to include personal information that is linked or reasonably linkable to a consumer and that identifies a consumer’s past, present, or future physical or mental health status; consumer health data also includes information that is derived or extrapolated from non-health information, such as algorithms and machine learning.

Additionally, the interpretations of existing federal and state consumer protection laws relating to online collection, use, dissemination, and security of health related and other personal information adopted by the FTC state Attorneys General, private plaintiffs, and courts have evolved, and may continue to evolve, over time. Consumer protection and certain state data privacy laws like the CCPA and CPRA require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle or provide access to their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce and thus violate Section 5(a) of the FTC Act. It may also violate one or more FTC-enforced rules. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s current guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations, but this guidance may change in the future, resulting in increased complexity and the need to expend additional resources to ensure we are complying with the FTC Act. For information that is not subject to HIPAA and deemed to be “personal health records,” the FTC may also impose penalties for violations of the Health Breach Notification Rule (“HBNR”) to the extent we are considered a “personal health record-related entity” or “third-party service provider.” The FTC has taken several enforcement actions under HBNR recently and indicated that the FTC will continue to protect consumer privacy through greater use of the agency’s enforcement authorities. As a result, our operations may be subject to greater scrutiny by federal and state regulators, partners, and consumers with respect to our collection, use, and disclosure of health information. Additionally, federal and state consumer protection laws are increasingly being applied by FTC and states Attorneys General to regulate the collection, use, storage, and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

We are also or may become subject to rapidly evolving data protection laws, rules, and regulations in foreign jurisdictions. For example, in Europe, the European Union General Data Protection Regulation (“GDPR”) imposes strict requirements for processing the personal data of individuals within the European Economic Area (“EEA”) or in the context of our activities within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for non-compliance of up to €20 million or 4% of the annual global revenues of the non-compliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease, changes to our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses—a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-US Data Privacy Framework (“DPF”), rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our platform and programs, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Since the beginning of 2021, after the end of the transition period following the departure of the United Kingdom (the “UK”) from the European Union, we are also subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”), which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a non-compliant company’s global annual revenue for the preceding financial year, whichever is greater, as well as other potentially divergent enforcement actions for certain violations. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a data transfer mechanism from the UK to U.S. entities self-certified under the DPF. As we continue to expand into foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

The GDPR also provides that EEA member states and the UK may make their own further laws and regulations to introduce specific requirements in certain areas, including related to the processing of special categories of personal data, including personal data related to health data. This fact may lead to greater divergence on the law that applies to the processing of personal data across the EEA and UK, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk.

Moreover, in Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada’s Anti-Spam Legislation (“CASL”) prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL, or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards.

Failure or perceived failure to comply with HIPAA, the CCPA, GDPR, the UK GDPR, and other U.S. or foreign privacy or data security-related laws, rules or regulations could result in significant regulatory penalties and fines, affect our compliance with contracts entered into with our partners, collaborators and other third-party payors, and could have an adverse effect on our reputation, business and financial condition.

Further, as a result of regulatory enforcement proceedings and inquiries, there may be settlements, enforcement actions, or related litigation that could include monetary penalties and/or compliance requirements that may impose significant and material costs, require us to make modifications to our data practices and our marketing programs, result in negative publicity, or have a negative impact on consumer demand for our platform and programs, or on our commercial or industry relationships. Any of these events could adversely affect our ability to operate our business, results of operations, and financial condition.

Although we work to comply with applicable laws, regulations, and standards, our contractual obligations, and other legal obligations, these requirements are evolving and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business, results of operations, and financial condition.

If we fail to comply with applicable data interoperability and information blocking rules, our business, results of operations, and financial condition could be adversely affected.

The 21st Century Cures Act (the “Cures Act”), which was passed and signed into law in December 2016, includes provisions related to data interoperability, information blocking and patient access. In March 2020, the HHS Office of the National Coordinator for Health Information Technology (“ONC”), and Centers for Medicare & Medicaid Services (“CMS”) finalized and issued complementary rules that are intended to clarify provisions of the Cures Act regarding interoperability and information blocking, and include, among other things, requirements surrounding information blocking, changes to ONC’s health IT certification program and requirements that CMS regulated payors make relevant claims/care data and provider directory information available through standardized patient access and provider directory application programming interfaces that connect to provider EHR systems. The companion rules transform the way in which healthcare providers, health IT developers, health information exchanges/health information networks (“HIEs/HINs”), and health plans share patient information, and create significant new requirements for healthcare industry participants. For example, the ONC rule, which went into effect on April 5, 2021, prohibits healthcare providers, health IT developers of certified health IT, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information (“EHI”), also known as “information blocking.” To further support access and exchange of EHI, the ONC rule identifies eight “reasonable and necessary activities” as exceptions to information blocking activities, as long as specific conditions are met. Any failure to comply with these rules could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies and software from third parties, which is important to our business, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. Disputes may arise between us and our licensors regarding the intellectual property licensed to us under any license agreement, including disputes related to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our compliance with reporting, financial, or other obligations under the license agreement;

•	the amounts of royalties or other payments due under the license agreement;

•	whether and the extent to which we infringe, misappropriate, or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;

•	our right to sublicense applicable rights to third parties;

•	our right to transfer or assign the license; and

•	the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If we do not prevail in such disputes or if we fail to comply with any of the obligations under our license agreements, we may lose any or all of our rights under such license agreements or be required to pay damages, and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights and could prevent us from selling our platform and programs, or adversely impact our ability to commercialize future platforms and programs. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property is found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, results of operations, and financial condition.

We rely on third-party and open-source software for our platform and programs. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors, bugs, defects, or failures caused by such software could adversely affect our business, results of operations, and financial condition.

We use open-source software in connection with our software platform and anticipate using open-source software in the future. The terms of certain open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform, including requiring us to disclose or license some or all of our proprietary source code to the public or distribute our software platform that uses particular open-source software at no cost to the user. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose or license our proprietary source code or that would otherwise breach the terms of an open-source agreement, there can be no assurance that such efforts will be successful and such a use could inadvertently occur, or could be claimed to have occurred, in part because open-source license terms can be ambiguous.

Additionally, we could face claims from third parties claiming ownership of, or demanding the release of, any open-source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering our platform unless and until we can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area, and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technology that is similar to or superior to ours.

Our platform includes software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these applications or to seek new licenses for existing or new applications. Necessary licenses may not be available on acceptable terms or under open-source licenses permitting redistribution in commercial offerings, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could result in delays in platform and program releases until equivalent technology can be identified, licensed, or developed, if at all, and integrated into our platform and services, which therefore may have a material adverse effect on our business, results of operations, and financial condition. In addition, third parties may allege that additional licenses are required for our use of their software or intellectual property. We may be unable to obtain such licenses on commercially reasonable terms or at all. The inclusion in our platform and programs of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our platform and programs from those of our competitors. To the extent that our platform and programs depend upon the successful operation of third-party software, any undetected errors, bugs, defects, or failures in such third-party software could impair the functionality of our platform and programs and delay new feature introductions, which could adversely affect our business, results of operations, and financial condition.

We rely on internet infrastructure, bandwidth providers, third-party computer hardware and software, and other third parties for providing services to our clients and members, and any failure or interruption in the services provided by these third parties could expose us to litigation and negatively impact our relationships with clients and members, adversely affecting our business, results of operations, and financial condition.

Our ability to deliver our digital platform and programs depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our platform and programs are designed to operate without interruption, and in some cases, we provide certain uptime guarantees to our clients and members. However, we have experienced in the past and may experience future interruptions and delays on our website and app and the availability of our platform and programs from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients and members and could result in potential liabilities or claims with respect to any uptime guarantees we have made to clients and members. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters, and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures, and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks, and similar disruptive problems; and

•	other potential interruptions.

We also rely on software licensed from third parties in order to offer our platform and programs. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our platform and programs until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform and programs, result in a failure of our platform and programs, and materially adversely affect our reputation and well as our business, results of operations, and financial condition.

Risks Related to Legal and Regulatory Matters

Our business operates in a highly regulated industry and changes over time in regulations, or the implementation of existing regulations, could affect our operations and subject us to increased compliance costs and liabilities.

Our business is subject to rigorous laws, rules, and regulations in the jurisdictions in which we operate. These laws, rules, and regulations include, without limitation, federal and state laws, and country specific laws, governing health information privacy, scope of practice, licensure, the corporate practice of medicine and physical therapy, fraud and abuse, exclusion and debarment, anti-kickback obligations, false claims, patient referrals, fee splitting, regulation of devices, and other aspects of healthcare delivery. Changes, implementation, and other legal uncertainties related to such laws, rules, and regulations may adversely affect our business, results of operations, and financial condition. The cost of compliance with the ever-changing legal and regulatory environment, including as a result of the expansion of our business through our growth initiatives and strategies, may be significant. Our failure to comply with existing or future laws, rules, and regulations could subject us to fines, civil liability, including tort and product liability, mandatory injunctions that change how we operate, or the cessation of operations. As our business matures and evolves, including through our growth initiatives and strategies, and we expand geographically, we may become subject to new laws and regulations in new jurisdictions. It is difficult to predict how existing laws will be applied to our business, as it exists today and may exist in the future, and the new laws to which we may become subject.

We and our affiliated professional entities are subject to federal, state, and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

We and our affiliated professional entities are subject to healthcare fraud and abuse regulations and enforcement by federal, state, and foreign governments. These laws may constrain the business or financial arrangements and relationships through which we and our affiliated professional entities conduct our operations. In the United States, the laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

•

the federal physician self-referral law (“Stark Law”), which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services (“DHS”) if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such DHS;

•

federal civil and criminal false claims laws, including the False Claims Act, that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute or Stark Law constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

•

the Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider;

•

HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any federal healthcare benefit program or making false statements relating to healthcare matters submitted for payment. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;

•	Section 1128J(d) of the Social Security Act (commonly known as the 60-Day Overpayment Rule) that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

•

the Federal Trade Commission Act and federal and state consumer protection, advertisement, and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the Foreign Corrupt Practices Act, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof;

•

state and foreign law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; and

•

federal and state laws and regulations that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in areas where there is a lack of applicable precedent and regulation. Federal and state enforcement bodies have increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Responding to investigations can be time and resource-consuming and could divert management’s attention from our business. Additionally, as a result of these investigations, we may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business, results of operations, and financial condition.

It is possible that governmental authorities will conclude that our business practices, including certain revenue-sharing and lead generation agreements with our partners or equity arrangements with our physicians, physical therapists, health coaches, and other licensed healthcare professionals, do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our or our affiliated professional entities’ operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us or our affiliated professional entities now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business, results of operations, and financial condition.

Legislative or regulatory healthcare reform measures may make it more difficult and costly to operate our business, or to do so profitably. Accordingly, such legislative or regulatory healthcare reform measures may have a material adverse effect on our business, results of operations, and financial condition.

Federal and state governments in the U.S. and foreign governments have and continue to propose and pass a number of legislative and regulatory initiatives to contain or reduce healthcare costs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), made major changes in how healthcare is delivered and reimbursed, including comparative effectiveness research initiatives and payment system reforms such shared savings pilots and other provisions.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers, which went into effect on April 1, 2013 and will remain in effect through 2032, unless additional congressional action is taken. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012, was signed into law and, among other things, further reduced Medicare payments to certain providers, including hospitals. The Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015 (“MACRA”), repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. Certain of these provisions are still being implemented, and the full impact of these changes on us cannot be determined at this time. An individual covered by a HDHP is generally ineligible to make HSA contributions if they receive coverage from a plan before the deductible requirement is satisfied in a given year. However, between 2020 and 2024, Section 3701 of the CARES Act, enacted in response to the COVID-19 pandemic on March 27, 2020, and its subsequent extensions, permitted plan sponsors to provide telehealth services to HDHP participants before the participant satisfied the deductible. Since this provision expired on December 31, 2024, telehealth and other remote services may again be subject to HDHP deductible requirements to avoid risking HSA eligibility. Nonetheless, Section 223(c)(2)(A) of the Code provides a different safe harbor that allows HDHP participants to use certain employee assistance programs, disease management, and wellness programs before they meet their HDHP deductible so long as these services do not offer significant benefits in the nature of medical care or treatment. Without an applicable exemption or safe harbor for first-dollar coverage for telehealth services, patients with high deductible health plans would not be able to make HSA contributions, meaning they may have higher out-of-pocket costs for using our platform. As a result, certain health plans may elect to cease being clients rather than relying on the safe harbor of Section 223(c)(2)(A) of the Code.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third-party payers will pay for healthcare products and services and could limit or make it more difficult to operate our business or expand into government agencies and government healthcare programs, such as Medicare and Medicaid, which could materially adversely affect our business, financial condition, and results of operations.

We are dependent on our relationships with our affiliated professional entities, which we do not own, to provide some of the healthcare services we offer to our members, and our business would be harmed if those relationships were disrupted or if our arrangements with our affiliated professional entities become subject to legal challenges.

Our contractual relationships with our affiliated professional entities may implicate certain state laws that generally prohibit the practice of medicine or other licensed professions, including physical therapy, by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment (such activities generally referred to as the corporate practice of medicine) or engaging in certain practices such as fee splitting with such licensed professionals. These prohibitions exist in some form, by statute, regulation, board of medicine or physical therapy, or attorney general guidance, or case law, in certain of the states in which we operate. The interpretation and enforcement of these laws vary significantly from state to state. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, results of operations, and financial condition. Regulatory authorities, state boards of medicine, state attorneys general, and other parties may assert that, despite the agreements through which we operate, we are engaged in the provision of medical services or that our arrangements with our affiliated professional entities constitute unlawful fee splitting. If a jurisdiction’s prohibition on the corporate practice of medicine or fee splitting is interpreted in a manner that is inconsistent with our practices, we would be required to restructure or terminate our arrangements with our affiliated professional entities to bring our activities into compliance with such laws. A determination of noncompliance, or the termination of or failure to successfully restructure these relationships, could result in disciplinary action, penalties, damages, fines, or a loss of revenue, any of which could have a material and adverse effect on our business, results of operations, and financial condition. State corporate practice and fee splitting prohibitions also often impose penalties on healthcare professionals for aiding in the improper rendering of professional services, which could discourage physicians and other healthcare professionals from providing clinical services to members of the health plans with whom we contract.

In order to comply with the corporate practice of medicine doctrine in states in which we operate, we have entered into a management or administrative services agreement (an “MSA”) with each of our affiliated professional entities. Under the MSAs, we provide various administrative and operations support services in exchange for scheduled fees for our services. As a result, our ability to receive cash fees from our affiliated professional entities generally may be limited to the fair market value of the services provided under the MSAs. To the extent our ability to receive cash fees from our affiliated professional entities may be limited in certain states in which we operate, our ability to use that cash for growth, debt service, or other uses may be impaired and, as a result, our results of operations and financial condition may be adversely affected. In addition, while the MSAs prohibit us from controlling, influencing, or otherwise interfering with the professional practice of any affiliated professional entity and provide that the licensed professionals retain exclusive control and responsibility for all aspects of the professional practice and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with our affiliated professional entities will be free from scrutiny from regulatory authorities, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business, results of operations, and financial condition.

While we expect that our relationships with our affiliated professional entities will continue, a material change in our relationship with these entities, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts, could impair our ability to provide certain services to our members and could harm our business. For example, the succession arrangements in place with the owners of the professional entities include provisions to help ensure an orderly succession of the owner or owners of such professional entities upon the occurrence of certain events. Such succession arrangements may be challenged, which may impact our relationship with the affiliated professional entities and harm our business, results of operations and financial condition. The MSAs and succession arrangements, including any stock transfer restriction agreements, could also subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws. Any scrutiny, investigation, or litigation with regard to these agreements or arrangements, and any resulting penalties, including monetary fines and restrictions on or agreements or arrangements, and any resulting penalties, including monetary fines and restrictions on or mandated changes to our current business and operating arrangements, could materially adversely affect our business, results of operations, and financial condition.

Our business could be adversely affected by legal challenges to our ability to offer our platform and full range of programs in certain jurisdictions.

The ability to offer our platform and full range of programs in a particular state is directly dependent upon the applicable laws governing remote healthcare, the practice of medicine or other licensed professions, including physical therapy, and healthcare delivery in general in such location, which are subject to changing political, regulatory, and other influences. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion, and are subject to change and to evolving interpretations by state boards of medicine and physical therapy and state attorneys general, among others. With respect to remote healthcare services, in the past, state medical and physical therapy boards implemented new rules or interpreted existing rules in a manner that has limited or restricted our affiliated professional entities’ ability to conduct their business as it has been conducted in the past, such as laws that require a provider to be licensed or physically located in the same state where the patient is located. For example, certain of the jurisdictions in which we operate, including Oregon, California, New York, Virginia, New Jersey, and Massachusetts, among others, are not members of the Interstate Medical Licensure Compact, which streamlines the process by which physicians licensed in one state are able to practice in other participating states. However, during the COVID-19 pandemic, many states enacted waivers and adopted other temporary measures that lifted certain restrictions on out-of-state providers and waived certain license requirements to allow greater access to telehealth services during the public health emergency period. Many of these waivers and temporary measures with respect to licensure have expired since the end of the public health emergency and those that have not yet expired may not be reapproved. Accordingly, we must continuously monitor our compliance with laws in every jurisdiction in which we operate and a failure to monitor compliance may have a negative impact on our business. We cannot provide any assurance that our platform and programs, if challenged, will be found to be in compliance with applicable law.

Additionally, it is possible that the laws and rules governing the practice of medicine and the practice of physical therapy, including telehealth, in one or more jurisdictions in which we operate may change in a manner deleterious to us and our business. For example, in April 2021, West Virginia adopted an amendment to the West Virginia Administrative Code that, among other things, provided that physical therapy via telehealth may be used to establish a new patient relationship only if the physical therapist is physically available to perform an in-person hands-on examination or re-examination throughout the course of the patient’s care. We continue to assess and address the impact of this amendment on our business in order to continue to be able to offer our platform and programs in West Virginia.

Furthermore, in August 2024, Illinois passed an amendment to the Illinois Physical Therapy Act, that limits physical therapists’ ability to provide physical therapy via telehealth to patients in Illinois, which amendment became effective in January 2025. The amendment requires, among other things, that initial physical therapy evaluations without a referral or established diagnosis be performed in person and cannot be performed via telehealth unless necessary to address a documented hardship, including geographical, physical, or weather-related conditions. Further, the amendment states that the use of telehealth as a primary means of delivering physical therapy must be an exception and documentation must support the clinical justification. The amendment also requires that a physical therapist providing remote care must have the capacity to provide in-person care within Illinois. We are currently assessing the potential impact of this new amendment on our business and the manner in which we offer our platform and programs in Illinois.

Increased regulation and legislative review of remote health care practices could further increase our costs of doing business. Authorities may not agree with our interpretation of existing or future legislation and regulation, which may require us to incur additional costs. Further states may require that members receiving physical therapy have the right to request and receive in-person care, as is the case in West Virginia and Illinois, and, if so, we will need to offer in-person care options to members in those states, which could increase the cost of offering our platform and programs. If other states were to pass similar measures, it could make it difficult and more expensive to operate our business in general or to operate our business in those states, which could materially adversely affect our business, financial condition, and results of operations.

If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations as well as the operations of our affiliated professional entities in the affected jurisdictions could be disrupted, which could have a material adverse effect on our business, results of operations, and financial condition. Failure to comply with these laws could also result in professional discipline for the affiliated professional entities’ providers or civil or criminal penalties.

Government laws and regulation of the internet is evolving, and unfavorable changes or failure by us to comply with these laws and regulations could substantially harm our business, results of operations, and financial condition.

We are subject to general business regulations and laws specifically governing the internet. Furthermore, the regulatory landscape impacting this area is constantly evolving. Existing and future regulations and laws could impede the growth of the internet or other online services. These regulations and laws may involve taxation, tariffs, privacy and data security, anti-spam, data protection, content, copyrights, distribution, electronic contracts, electronic communications, money laundering, electronic payments, and consumer protection. It is not clear how existing laws and regulations governing issues such as property ownership, sales, and other taxes, libel, and personal privacy apply to the internet as the vast majority of these laws and regulations were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet. It is possible that general business regulations and laws, or those specifically governing the internet may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

We cannot assure you that our practices have complied, comply, or will in the future comply with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities or others. For example, recent automatic renewal laws, which require companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers, resulted in class action lawsuits against companies that offer online products and services on a subscription or recurring basis. These and similar proceedings or actions could hurt our reputation, force us to spend significant resources in defense of these proceedings, distract our management, increase our costs of doing business, cause members to decrease their use of our platform and programs, and may result in the imposition of monetary liability. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. Adverse legal or regulatory developments could substantially harm our business, results of operations, and financial condition.

Changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program, could adversely harm our business, results of operations, and financial condition.

In the United States, our business operates within the public and private sectors of the U.S. health insurance system, which are evolving quickly and subject to a changing regulatory environment, and our future financial performance will depend, in part, on growth in the market for private health insurance, as our platform and programs are integrated with health insurance plans offered by our clients, as well as our ability to adapt to regulatory developments. Changes and developments in the health insurance system in the United States could reduce demand for our platform and programs and harm our business. For example, there has been an ongoing national debate relating to the health insurance system in the United States. Certain elected officials have introduced proposals that would create a new single-payer national health insurance program for all United States residents, replacing virtually all other sources of public and private insurance, to more incremental approaches, or creating a new public health insurance option that would compete with private insurers. Additionally, proposals to establish a single-payer or government-run healthcare system at the state level are regularly introduced, such as in New York and California. At the federal level, the president and Congress may consider other legislation or executive orders, including changes to the elements of the ACA. Areas of focus include policies or practices that may reduce affordability of coverage, present unnecessary barriers to coverage, or undermine protections for people with preexisting conditions. We continue to evaluate the effect that the ACA and its possible modification, repeal, and replacement has on our business. We cannot predict the timing or impact of any future rulemaking, court decisions or other changes in the law.

In the event that laws, regulations or rules that eliminate or reduce private sources of health insurance or require such benefits to be taxable are adopted, the subsequent impact on the insurance carriers or self-insured plans may in turn adversely impact our ability to accurately forecast future results and harm our business, results of operations, and financial condition.

We and our affiliated professional entities may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against both us and our affiliated professional entities. Although we carry insurance covering medical malpractice claims, successful medical liability claims could result in substantial damage awards that exceed the limits of our insurance coverage. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our platform and programs. As a result, adequate professional liability insurance may not be available in the future at acceptable costs or at all.

Any claims made against us or our affiliated professional entities may adversely affect our business or reputation, and any claims that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our partners from our operations, which could have a material adverse effect on our business, results of operations, and financial condition.

We have been, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We have been, and may in the future be, subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings, or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, healthcare privacy laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, and employee benefit laws. We may also become subject to allegations of discrimination or other similar misconduct, which, regardless of the ultimate outcome, may result in adverse publicity that could harm our brand, reputation, and operations. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines, or penalties;

•	substantial outside counsel legal fees and costs;

•	additional compliance and licensure requirements;

•	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•	loss of productivity and high demands on employee time;

•	criminal sanctions or consent decrees;

•	termination of certain employees, including members of our executive management team;

•	barring of certain employees from participating in our business in whole or in part;

•	orders that restrict our business or prevent us from offering our platform or certain programs;

•	changes to our business model and practices; and

•	damage to our reputation and brand.

The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation and brand. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demands on management’s attention and operational resources. See the section titled “Business—Legal Proceedings.”

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations, and non-compliance with such laws and regulations can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures, and legal expenses, all of which could materially adversely affect our business, results of operations, and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we currently or may in the future conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition, and reputation. Our policies and procedures may not be sufficient to ensure compliance with these regulations and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible, even if we do not explicitly authorize or have actual knowledge of such activities.

We are also subject to certain economic and trade sanctions programs that are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and which prohibit or restrict transactions to or from or dealings with certain countries that are subject to comprehensive sanctions, their governments, and in certain circumstances, their nationals, and with individuals and entities that are named on OFAC’s list of specially designated nationals.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially adversely affect our business, results of operations, and financial condition. In addition, changes in economic sanctions laws in the future could materially adversely impact our business and the trading price of our Class A common stock.

Risks Related to Medical Device Compliance and Regulations

Our Enso device is subject to extensive government regulation. We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for modifications to our Enso device or any device products (including new device products) we may offer, and failure to timely obtain necessary marketing authorizations or certifications for any medical devices we may offer could have a material adverse effect on our business, results of operations, and financial condition.

In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, such as our Enso device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”), approval of a premarket approval application (“PMA”), or grant of a de novo classification request from the U.S. Food and Drug Administration (“FDA”), unless an exemption applies. For example, we have obtained 510(k) clearance of our Enso device for the symptomatic relief and management of chronic intractable pain, and for temporary relief of pain associated with sore and aching muscles in the shoulder, waist, back, neck, upper extremities (arm) and lower extremities (leg) due to strain from exercise or normal household work activities.

In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions. We have not sought or obtained PMA approval or de novo classification for any products to date.

The PMA approval, 510(k) clearance, and de novo classification processes can be expensive, lengthy, and uncertain. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a de novo request. Despite the time, effort, and cost, a device may not obtain marketing authorization by the FDA. Any delay or failure to obtain necessary regulatory marketing authorizations could harm our business. Furthermore, even if we are granted such marketing authorizations, they may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

We have obtained 510(k) clearance for our Enso device, and we expect we will pursue similar regulatory pathways in the United States with respect to potential modifications of our Enso device, where required, as well any future device products, including any applications we may develop that otherwise meet the FDA’s definition of a medical device. However, if the FDA requires us to pursue alternate pathways, or otherwise go through a lengthier, more rigorous premarket review for our products than we had expected, our product introductions or modifications could be delayed or prevented, which would have a material impact on our business, results of operations and financial condition.

In the United States, any modification to a product candidate for which we receive marketing authorization may require us to submit a new 510(k) premarket notification and obtain clearance, to submit a PMA and obtain FDA approval, or to submit a de novo request prior to implementing the change. For example, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, generally requires a new 510(k) clearance or other marketing authorization. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with a manufacturer’s decisions regarding whether new clearances or approvals are necessary. We have in the past made modifications to our 510(k)-cleared product that we believe did not require a new 510(k) clearance, and we may do so in the future. If the FDA disagrees with our determinations and requires us to seek new marketing authorizations for any implemented product modifications, we may be required to cease marketing or to recall the modified product until we obtain such marketing authorization, and we may be subject to significant regulatory fines or penalties.

The FDA, and if we decide to offer our Enso device or any future device products internationally, applicable foreign regulatory authorities or notified bodies, can delay, limit, or deny marketing authorization or certification of a device for many reasons, including:

•

our inability to demonstrate to the satisfaction of the FDA, or applicable foreign regulatory authorities or notified bodies that our device products are substantially equivalent to a predicate device or are safe and effective for their intended uses;

•	the disagreement of the FDA, or applicable foreign regulatory authorities or notified bodies that our available data support the intended uses of our device products;

•	serious and unexpected adverse device effects experienced by clinical study participants or device users;

•	the data from preclinical studies and clinical studies may be insufficient to support clearance, de novo classification, approval, or certification, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•

the potential for marketing authorization or certification policies or regulations of the FDA or applicable foreign regulatory authorities to change significantly in a manner rendering our data or regulatory filings insufficient for continued marketing authorization or certification.

The FDA may modify its enforcement policies with respect to medical software products, and our programs may become subject to extensive regulatory requirements, which may increase the cost of conducting, or otherwise harm, our business.

We develop and offer certain digital applications to our members. The FDA may regulate medical or health-related software, including machine learning functionality and predictive algorithms, if such software falls within the definition of a “medical device” under the FDCA. However, historically, the FDA has exercised enforcement discretion for certain low-risk software functions and has issued several guidance documents outlining its approach to the regulation of software as a medical device. In addition, the 21st Century Cures Act amended the FDCA to exclude from the definition of “medical device” certain medical-related software, including software used for administrative support functions at a healthcare facility, software intended for maintaining or encouraging a healthy lifestyle, software designed to store EHRs, software for transferring, storing, or displaying medical device data or in vitro diagnostic data, and certain clinical decision support software. Accordingly, we believe some of our currently marketed software, including our Hinge Health application and related algorithms are not currently regulated by the FDA as medical devices, or that such products are otherwise subject to FDA’s current enforcement discretion policies applicable to software products. However, there is a risk that the FDA could disagree with our determinations, or that the FDA could alter its enforcement discretion policies, and in each case, subject our digital applications to more stringent medical device regulations. Similar risks may exist in foreign jurisdictions.

In certain international jurisdictions where we offer our global program, our global program is considered a medical device and is therefore subject to various requirements enforced by foreign regulatory authorities or notified bodies. Similar classifications and requirements may apply in additional international jurisdictions where we may offer our global program in the future. In addition, if the FDA determines that any of our current or future platform and programs, including the functions available within our Hinge Health application, constitute medical devices and are not otherwise subject to enforcement discretion, such platform and programs would become subject to various requirements under the FDCA and the FDA’s implementing regulations. As such, we may be required to cease marketing or to recall the affected platform and programs until we obtain the requisite clearances, approvals or certifications and may otherwise be subject to enforcement action, which would entail significant cost and could harm our reputation, business, results of operations, and financial condition. The process of seeking clearance, approval or certification can be expensive and time-consuming, and there is no guarantee that we would be successful in obtaining any necessary clearance, approval or certification.

Failure to comply with regulatory requirements for medical devices could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Because we have obtained 510(k) clearance for our Enso device in the United States, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we must submit periodic reports to the FDA as a condition of 510(k) clearance for our Enso device. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation. In addition, any marketing authorizations we are granted are limited to the cleared or approved indications for use. Further, the manufacturing facilities for a product are subject to periodic review and inspection. Subsequent discovery of problems with a product, manufacturer, or manufacturing facility may result in restrictions on the product, manufacturer, or manufacturing facility, including withdrawal of the product from the market or other enforcement actions.

Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations with respect to our medical device products. References to “our medical device products” include, in the United States, our Enso device and any additional medical devices we may develop, and internationally, our global program and any new or newly offered medical device. The FDA, state, and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state, or foreign regulatory authorities, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees, and civil penalties;

•	recalls, termination of distribution, administrative detention, or seizure of our device products;

•	customer notifications or repair, replacement, or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•

delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations or certifications of new products, new intended uses, or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our device products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations, and financial condition.

In addition, the FDA, foreign regulatory authorities or notified bodies may change their marketing authorization or certification policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization or certification of any product candidate under development or impact our ability to modify any device products authorized or certified for market on a timely basis. Such changes may also occur in foreign jurisdictions where we may market device products in the future.

Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain marketing authorizations or certifications, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations we have obtained. See the risk factor titled “—Legislative or regulatory reforms in the United States and in foreign countries may make it more difficult and costly for us to obtain marketing authorizations for any medical devices or to manufacture, market or distribute any medical devices after such authorizations have been obtained.”

Our medical device products must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our device or terminate production if we fail to comply with these regulations and other factors could affect our ability to provide our Enso device to members.

We and our third-party suppliers and manufacturers are required to comply with the FDA’s current Good Manufacturing Practice requirements for medical devices, known as the Quality System Regulation (“QSR”), which covers among other things, the procedures, methods and documentation for the design, testing, production, controls, quality assurance, handling labeling, packaging, sterilization, storage, and shipping of medical devices, such as the Enso device that we provide to certain members in connection with our platform and programs. We are required to verify that our suppliers maintain facilities, procedures, and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of third-party suppliers and subcontractors. Our device products remain subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We or any third-party manufacturers or suppliers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our device products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our device products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our device products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our device products; clinical holds; refusal to permit the import or export of our device products; and criminal prosecution of us, our suppliers, or our employees. We rely on and expect to continue to rely on a small number of third-party suppliers and manufacturers to supply our inventory, and any disruption to their services could disrupt our ability to supply quality Enso devices to our members, which could adversely affect our business, results of operations, and financial condition. Increases in demand could strain our suppliers’ and manufacturers’ capacity, impacting timely delivery and compliance with quality standards.

Any of these actions could significantly and negatively affect supply of our products and platform. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose clients, members, and contracted lives and experience reduced sales and increased costs.

Our medical device products may cause or contribute to adverse events or be subject to failures or malfunctions that we may be required to report to the FDA, and if we fail to do so, we may be subject to sanctions that could harm our reputation, business, results of operations, and financial condition. The discovery of serious safety issues with our medical device products, or a recall of our medical device products, either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

As a manufacturer of a 510(k) cleared medical device, we are subject to the FDA’s medical device reporting regulations and, to the extent applicable to our global program, similar foreign regulations, which require us to report to the FDA or foreign regulatory authorities when we receive or become aware of information that reasonably suggests that one or more of our device products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed time frame. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or foreign regulatory authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, approval or certification, seizure of our device products, or delay in clearance, approval or certification of future products.

In addition, the FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. For example, the FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a device if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects, or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or foreign regulatory authorities may require, or we may decide, that we will need to obtain new clearances, approvals or certifications for the device before we may market or distribute the corrected device. Seeking such clearances, approvals or certifications may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action.

Medical device manufacturers are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or foreign regulatory authorities. We may initiate voluntary withdrawals or corrections for our devices in the future that we determine do not require notification of the FDA or foreign regulatory authorities. If the FDA or foreign regulatory authorities disagree with our determinations, they could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with clients and members, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation, business, results of operations, and financial condition.

Our platform and programs, including our current and any future medical devices, may result in direct or indirect harm or injury to members, and as a result we could be subject to claims, liabilities, and reputational harm, which may materially adversely affect our business, results of operations, and financial condition.

Our platform and programs are designed under the oversight of qualified healthcare professionals, and we train our care team to comply with appropriate standards and protocol for delivery of care and the recognition and management of escalation events. Our success depends in part on the ability of our healthcare professionals to obtain and maintain all necessary licenses, certifications, permits, and other approvals, and to provide services to members in compliance with applicable laws, including scope of practice laws, as well as our policies. Nevertheless, if future results or experience indicate that our programs cause unexpected or serious complications or other unforeseen negative effects, we could face significant legal liability or harm to our reputation, business, results of operations, and financial condition.

Our success will also depend in part on the success of our current and any future medical devices we develop and provide to members. We believe that members are and will continue to be sensitive to errors or issues resulting from the use of our medical device products. Any failure of our Enso device, or for any other medical device products we currently offer or may offer in the future, to perform as intended or advertised, or any harm or injury resulting from the use of such products, may result in claims, liabilities, and reputational harm. For example, we have in the past received and may in the future receive complaints from members regarding injury or potential injury related to the use of the Enso device. Any such complaints may result in legal claims against us, which would harm our reputation, business, results of operations, and financial condition.

The misuse or off-label use of our medical device products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines, or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Any marketing authorization we may receive for our device products will be limited to specified indications for use. We train our marketing personnel and direct sales force to not promote our authorized medical device for uses outside of the FDA-authorized indications for use, known as “off-label uses.” Similar rules may apply in foreign jurisdictions for our global program and any future medical device products we may offer internationally. We cannot, however, prevent a physician from recommending our medical device for off-label uses, when, in the physician’s independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if members or physicians attempt to use our medical device off-label, which could harm our reputation in the marketplace among current or potential clients, members, and physicians.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use of our device products, the FDA or such regulatory body could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine, or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

In addition, members or physicians may misuse medical device products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our medical device products are misused or used with improper technique, we may become subject to costly litigation by our clients or members. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Legislative or regulatory reforms in the United States and in foreign countries may make it more difficult and costly for us to obtain marketing authorizations for any medical devices or to manufacture, market or distribute any medical devices after such authorizations have been obtained.

Federal and state governments in the U.S. and foreign governments continue to propose and pass new legislation and regulations that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. For example, in February 2024, the FDA issued a final rule to amend and replace the QSR, which sets forth the FDA’s current good manufacturing practice requirements for medical devices, to align more closely with the International Organization for Standardization standards. Specifically, this final rule, which the FDA expects to go into effect on February 2, 2026, establishes the Quality Management System Regulation (“QMSR”), which among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. Although the FDA has stated that the standards contained in ISO

13485:2016 are substantially similar to those set forth in the QSR, it is unclear the extent to which this final rule, once effective, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise negatively affect our business. If we are unable to comply with QMSR, once effective, or with any other changes in the laws or regulations enforced by FDA or comparable regulatory authorities, we may be subject to enforcement action, which could have an adverse effect on our business, financial condition, and results of operations.

In addition, one of the most significant moving targets related to the regulatory landscape is in the European Union; more specifically, the regulation of medical devices has recently evolved and continues to undergo legislative changes. Regulation (EU) No 2017/745 (the “EU Medical Devices Regulation”), which repeals and replaces the Council Directive 93/42/EEC (the “EU Medical Devices Directive”), became applicable on May 26, 2021. Unlike directives, which must be implemented into the national laws of the European Union member states, regulations are directly applicable, without the need for adoption of European Union member state laws implementing them, in all European Union member states and are intended to eliminate current differences in the regulation of medical devices among European Union member states. The EU Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the European Union for medical devices and ensure a high level of safety and health while supporting innovation.

The modifications brought by the EU Medical Devices Regulation and additional recent changes may have an effect on the way we intend to develop our business in the European Union and EEA. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions or modifications could be delayed, which could adversely affect our ability to grow our business in a timely manner.

If we do not obtain and maintain any required international regulatory registrations, marketing authorizations or certifications for our medical device products, we will be unable to market and sell such products outside of the United States.

As we look towards increased international expansion, including with respect to our global program, which is considered a medical device by certain foreign regulatory authorities, sales of our medical device products outside of the United States will be subject to foreign regulatory requirements that vary widely from country to country and we may be required to obtain and maintain regulatory authorizations, including clearances or approvals, or other certifications in order to commercialize certain of our products in certain international markets.

For instance, by marketing our global program or any products qualifying as a medical device in the European Union, they must comply with the general safety and performance requirements of EU Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the European Conformity (“CE”) mark to medical devices, without which they cannot be sold or marketed in the European Union. All medical devices placed on the market in the European Union must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and, where applicable, other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology, or reuse aspects), a conformity assessment procedure generally requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design, and final inspection of medical devices. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the European Union. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the European Union and in the EEA, which consists of the 27 European Union member states plus Norway, Liechtenstein and Iceland. Similarly, if national competent authorities do not agree with the classification of the medical device product(s) we place on the European Union market, we may be subject to enforcement actions by European Union regulatory authorities, including fines, product recalls, or the suspension of our ability to market and sell our products within the European Union. Such enforcement actions could adversely affect our business operations, financial condition, and reputation. Additionally, the process of reclassifying medical devices and aligning with the correct regulatory pathway could be time-consuming and costly, potentially delaying product launches and impacting our competitive position in the market.

In the UK, on June 26, 2022, the Medicines and Healthcare products Regulatory Agency (“MHRA”), published its response to a 10-week consultation on the future regulation of medical devices in the UK. The MHRA proposes amendments to the UK Medical Devices Regulations 2002 (which are based on European Union legislation, primarily the EU Medical Devices Directive), in particular to create new access pathways to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform in vitro diagnostic regulation, and foster sustainability through the reuse and remanufacture of medical devices. The MHRA has stated that it remains its intention to implement the proposals from such consultation through secondary legislation. In addition, on November 14, 2024, the MHRA launched a new consultation on proposals to update the regulatory framework for medical devices in Great Britain, covering four topics, namely (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the new UK Conformity Assessed (“UKCA”) mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and (4) maintaining in UK law certain pieces of “assimilated” European Union law which are due to sunset in 2025. The MHRA consultation was opened until January 5, 2025 and it is expected that secondary legislation implementing the proposals would be introduced in 2025.

The divergence of the new UK rules from European Union law could adversely affect or delay our ability to obtain approval for our medical device products in the UK, which could adversely affect our ability to grow our business.

In addition, the FDA regulates export of medical devices from the United States. While the regulations of some countries may not impose significant barriers to marketing and selling our medical device or only require notification to regulators or third parties, others require that we obtain affirmative marketing authorization or certification from a notified body. Complying with foreign regulatory requirements, including obtaining registrations, certifications, clearances, or approvals, can be expensive and time-consuming, and we may not receive necessary marketing authorizations or certifications in each country in which we plan to market our device products, or we may be unable to do so on a timely basis. The time required to obtain marketing authorizations and certifications, if required by other countries, may be longer than that required for FDA marketing authorizations, and requirements for such authorizations or certifications may significantly differ from FDA requirements.

If we modify our medical device products, we may need to apply for additional marketing authorizations or certifications before we are permitted to sell the modified device or may be required to recall products we have previously modified. In addition, we may not continue to meet the quality, safety and compliance standards required to maintain the authorizations that we have received. If we are unable to maintain our marketing authorizations in a particular country, we will no longer be able to sell the applicable device in that country. In the European Union, once medical devices are certified under the EU Medical Devices Regulation, we must inform the notified body that carried out the conformity assessment of the medical devices that we market or sell in the European Union and the EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation. The notified body may disagree with our proposed changes and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business in these countries.

Obtaining marketing authorization from the FDA does not ensure similar marketing authorization or certification by regulatory authorities or notified bodies in other countries, and registration, marketing authorization, or certification by one or more foreign regulatory authorities or notified bodies does not ensure registration, marketing authorization, or certification by regulatory authorities or notified bodies in other foreign countries or by the FDA. However, a failure or delay in obtaining registration, marketing authorization, or certification in one country may have a negative effect on the regulatory process in others.

Risks Related to Financial, Tax, and Accounting Matters

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to income taxes in both the United States and foreign jurisdictions. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our effective tax rates could be affected, potentially materially, by numerous factors, such as changes in tax, accounting, and other laws (including increases in tax rates), regulations, administrative practices, principles, and interpretations, the mix and level of earnings in a given taxing jurisdiction, or our ownership or capital structures.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards (“NOLs”) and other tax attributes, including research and development tax credits, to offset its post-change income or taxes may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws.

If we have undergone previous ownership changes, or if we undergo an ownership change in the future, including as a result of this offering, our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be limited by Section 382 of the Code and/or analogous provisions of applicable state tax law in states where we have incurred NOLs for state income tax purposes. Future changes in our stock ownership, some of which may be outside of our control, may result in an ownership change under these rules.

Changes in accounting principles and standards related to accounting for variable interest entities could have an adverse effect on our business, financial condition, and results of operations.

Our financial statements are consolidated in accordance with applicable accounting standards and include the accounts of our wholly-owned subsidiaries and affiliated professional medical corporations (such affiliated professional medical corporations are collectively referred to as “Hinge Health Digital P.C.”), which are classified as variable interest entities. Applicable accounting standard require that, under some circumstances, the variable interest entity (“VIE”) consolidation model be applied when a reporting enterprise holds a variable interest, such as equity interests, debt obligations, certain management, and service contracts, in a legal entity. Under this model, an enterprise must assess the entity in which it holds a variable interest to determine whether it meets the criteria to be consolidated as a VIE. If the entity is a VIE, the consolidation framework next identifies the party, if one exists, that possesses a controlling financial interest in the VIE, and then requires that party to consolidate the VIE as it is the primary beneficiary. An enterprise’s determination of whether it has a controlling financial interest in a VIE requires that a qualitative determination be made, and is not solely based on voting rights.

The VIE consolidation model applies to our controlled, but not owned, affiliated professional medical corporations. Such consolidation for accounting or tax purposes does not, is not intended to, and should not be deemed to, imply or provide us any control over the medical or clinical affairs of Hinge Health Digital P.C. Our determination regarding the consolidation of Hinge Health Digital P.C. could be challenged, which could have an adverse effect on our business, financial condition, and results of operations. Further, in the event of a change in accounting standards promulgated by the Financial Accounting Standards Board or in interpretation of its standards, or if there is an adverse determination by a regulatory agency or a court or a change in state or federal law relating to the ability to maintain our agreements or arrangements with Hinge Health Digital P.C., we may not be permitted to continue to consolidate the revenues, expenses, assets, and liabilities of Hinge Health Digital P.C., which could have an adverse effect on our business, financial condition, and results of operations.

The applicability of sales, use, and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted, or existing laws could be applied to us or our clients, which could subject us to additional tax liability and related interest and penalties, increase the costs of our platform and programs, and adversely impact our business, financial condition, and results of operations.

The application of federal, state, local, and international tax laws to services provided electronically is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to services provided over the internet or could otherwise materially affect our business, results of operations, and financial condition.

In addition, state, local, and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added, and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect).

One or more states may seek to impose incremental or new sales, use, value added, or other tax collection obligations that may apply to us, including to any past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, value added, or other taxes on our platform and programs could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage clients, members and contracted lives from utilizing our platform and programs, or otherwise harm our business, results of operations, and financial condition.

Our international operations may subject us to exchange rate fluctuations and other currency risks.

Assets, liabilities, revenues, and related expenses associated with our international operations are denominated in foreign currencies. Exchange rate fluctuations between a local currency and the U.S. dollar may negatively impact the financial conditions and operating results of our international operations when converted into U.S. dollars. The reduction of our revenue as a result of exchange rate fluctuations could negatively impact our future growth prospects, business, results of operations, and financial condition.

Risks Related to Our Class A Common Stock and This Offering

The price of our Class A common stock may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations, and financial condition;

•	the projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the global economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our Class A common stock, including sales by our co-founders or our executive officers and directors;

•	lawsuits threatened or filed against us;

•	anticipated or actual changes in laws, regulations, insurance reimbursement, or government policies applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our capital stock;

•	the expiration of lock-up or market standoff agreements;

•	general economic conditions in the United States, including macroeconomic factors such as interest rate increases, inflation, and recession concerns;

•	other events or factors, including those resulting from war, pandemics, incidents of terrorism, or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The stock market has experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and materially adversely affect our business, results of operations, and financial condition.

There has been no prior public market for our Class A common stock. An active market may not develop or be sustainable, and you may not be able to resell your shares at or above the initial public offering price or at all.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between us and the underwriters and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell any shares you hold at or above the initial public offering price or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our Class A common stock will trade.

We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will depend on whether the price of our Class A common stock increases.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. Even if our board of directors declares a dividend in the future, our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, will provide that no dividend may be paid on our common stock unless any Series E preferred stock then outstanding first receives, or simultaneously receives, a dividend on each such outstanding share in an amount at least equal to the dividend payable on each share of Series E preferred stock determined as if all shares of such Series E preferred stock had been converted into the applicable series of common stock. Moreover, the terms of instruments relating to debt we may incur in the future may restrict our ability to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our Class A common stock. As a result, appreciation, if any, in the market price of our Class A common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, if they publish inaccurate or unfavorable research about our business, or if our financial results differ from the guidance we provide to the public, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. We do not have any control over these analysts. If we fail to meet the expectations of these analysts, our stock price could be adversely affected. If no or few securities analysts commence coverage of us, the trading price for our Class A common stock would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which may cause our Class A common stock price and trading volume to decline.

In addition, the stock prices of many companies in the digital health industry have declined significantly after those companies failed to meet the financial guidance publicly announced by the companies or the expectations of analysts, and stock prices have even declined significantly after such companies exceeded, or even significantly exceeded, such guidance or expectations. If our financial results fail to meet our announced guidance or the expectations of analysts or public investors, or even if our financial results exceed, or even significantly exceed, such guidance or expectations, or if we reduce our guidance for future periods, our stock price may decline.

The dual class structure of our common stock will have the effect of concentrating voting control with the holders of our Class B common stock, including our Founders, and the holders of our Series E preferred stock, who will collectively hold in the aggregate   % of the voting power of our capital stock following the completion of this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Each share of our Class A common stock, which is the stock we are offering by means of this prospectus, will be entitled to one vote. Each share of our Class B common stock will be entitled to 15 votes, and each share of our Series E preferred stock will initially be entitled to 15 votes (the number of votes based on the number of shares of our Class B common stock into which such shares of our Series E preferred stock could initially be converted), except the shares of Series E preferred stock will not be entitled to vote in connection with the election of directors. Prior to this offering, as of February 28, 2025, our Founders and stockholders who owned more than 5% of our outstanding capital stock and their respective affiliates held, in the aggregate, shares representing approximately 89% of the voting power of our outstanding capital stock. Upon the closing of this offering, that same group will, in the aggregate, hold shares representing approximately   % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or settlement of RSUs or PRSUs outstanding as of such date (other than as a part of the RSU Net Settlement)). Our Founders will hold shares of our common stock representing, in the aggregate, approximately % of the voting power of our outstanding capital stock, which voting power may increase over time as equity awards held by our Founders and outstanding at the time of the completion of this offering vest and settle or are exercised. As directors, and as an officer in the case of Mr. Perez, Messrs. Perez and Mecklenburg owe a fiduciary duty to our stockholders to act in good faith in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, Messrs. Perez and Mecklenburg are entitled to vote their shares, and shares over which they have voting control as a result of voting agreements, in their own interests, which may not always be in the interests of our stockholders generally.

As a result of our dual class structure, Class B common stockholders, including our Founders, and the Series E preferred stockholders, will be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs, particularly if they choose to act together. For example, these persons, if they choose to act together (other than the holders of our Series E preferred stock with respect to the election of directors), would control or significantly influence the election of directors and approval of any merger, consolidation, or sale of substantially all of our assets. This concentration of ownership control may:

•	delay or prevent a change in control;

•	entrench our management and board of directors; or

•	impede a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

In addition, future transfers by holders of our Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Series E preferred stock into Class B common stock and the conversion of Class B common stock into Class A common stock will have the effect, over time, of increasing the relative voting power of the holders of our Series E preferred stock and the holders of our Class B common stock who retain their shares in the long term. In addition, any anti-dilution adjustments to the Series E preferred stock would increase the voting power of the holders of our Series E preferred stock as each share of our Series E preferred stock will be entitled to the number of votes based on the number of shares of our common stock into which such shares of our Series E preferred stock could be converted. As a result, it is possible that one or more of the persons or entities holding our Series E preferred stock or Class B common stock could gain significant voting control as other holders of our Class B common stock sell or otherwise convert their shares into Class A common stock, provided, however, that the shares of our Series E preferred stock will not entitle the holders of such preferred stock to vote in any election of directors until such shares are converted to our Class B common stock or Class A common stock. See the section titled “Description of Capital Stock” for additional information regarding our capital stock.

Future transfers by holders of our Class B common stock and Series E preferred stock may also result in those shares converting to Class A common stock in certain circumstances, such as when such holder and its affiliates no longer beneficially own at least 50% of our capital stock that such person and its affiliates held on the Effective Time. Additionally, Class B common stock held by non-Founders will automatically convert to Class A common stock seven years after the Effective Time, and Class B common stock held by Founders will automatically convert to Class A common stock when such holder is no longer an employee or director of the Company. Any of these actions will have the effect, over time, of increasing the relative voting power of certain holders of Series E preferred stock and the remaining holders of Class B common stock.

In addition, while we do not expect to issue any additional shares of our Class B common stock following this offering, except upon the exercise or vesting and settlement of any Founder equity awards or conversion of shares of our Series E preferred stock, in each case outstanding as of the date of this offering, any future issuances of Class B common stock would dilute the voting power of the holders of our Class A common stock.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

Our dual class structure may result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or in other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Accordingly, the dual class structure of our common stock would make us ineligible for inclusion in indices with such restrictions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such stockholder advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing shares of our Class A common stock. As a result, the market price of our Class A common stock could be materially adversely affected.

Following this offering, 50% of the shares of our Series E preferred stock originally issued to investors will remain outstanding, and such shares will initially be held by one holder of our Series E preferred stock, Tiger Global, and the holders of Series E preferred stock will retain rights that could impact the value of our Class A common stock and impact our business and operations.

2,581,837 shares of our Series E preferred stock will remain outstanding upon the completion of this offering and will retain rights that could impact the value of our Class A common stock and impact our business and operations. Subject to certain exceptions, at any time we issue additional shares of our capital stock without consideration or for consideration less than the Series E preferred stock conversion price, which is $77.46420 as of the date of this prospectus, the Series E preferred stock conversion price will be automatically adjusted downward according to a broad-based weighted average formula. See “Description of Capital Stock—Preferred Stock—Series E Preferred Stock—Anti-Dilution Adjustments” for additional information. In the event of our liquidation, dissolution, or winding up, the holders of our Series E preferred stock will be entitled to receive out of the net assets legally available for distribution to stockholders, after the payment of all of our debts and other liabilities, prior and in preference to any distribution of any assets to holders of our common stock, an amount of $77.46420 per share for each then outstanding share of Series E preferred stock plus any declared but unpaid dividends on such shares, which amount is equal to $200.0 million as of the date of this prospectus. Further, if our board of directors declares a dividend while shares of our Series E preferred stock remain outstanding, then such shares of Series E preferred stock shall first receive, or simultaneously receive, a dividend on each then outstanding share of Series E preferred stock in an amount at least equal to the dividend payable on each share of Series E preferred stock determined as if all shares of such Series E preferred stock had been converted into the applicable series of common stock. The market price of our Class A common stock could be materially adversely affected by the preference rights of the Series E preferred stock. Following the completion of this offering, there will initially be one holder of our Series E preferred stock, Tiger Global. However, if Tiger Global transfers any of its shares of Series E preferred stock to other holders, obtaining the requisite consent of the holders of Series E preferred stock to take certain actions may become more difficult to obtain, which could have an adverse impact on our business.

Each share of our Series E preferred stock will be initially convertible at any time into one share of Class B common stock (subject to any anti-dilution adjustments) at the option of the holder and is not mandatorily redeemable. Additionally, each share of Series E preferred stock will automatically convert into one share of common stock (subject to any anti-dilution adjustment) upon our sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act where the public offering price is at least $77.46420 per share and we receive at least $100,000,000 in aggregate cash proceeds, net of underwriting discounts and commissions. The holders of our Series E preferred stock will initially vote as though they had converted their shares into shares of our Class B common stock (which conversion ratio is subject to any anti-dilution adjustment), with 15 votes per share; provided, however, that the Series E preferred stock will not entitle such holders to vote with respect to the election of directors. As a result, the voting dynamics of our common stock in connection with the election of directors will change if and when any shares of our Series E preferred stock convert into shares of our Class B common stock. See the section titled “Description of Capital Stock” for further detail on the rights and preferences of our Series E preferred stock.

Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, including shares of our Class A common stock issued upon conversion of Class B common stock and in particular sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold and may take steps to sell their shares or otherwise secure or limit their risk exposure to the value of their unrecognized gains on those shares. We are unable to predict the timing or effect of such sales on the market price of our Class A common stock.

All shares of our Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act (“Rule 144”), will only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.

We, all of our directors and executive officers, the selling stockholders, and certain other record holders that, based upon the number of shares outstanding as of December 31, 2024, together represent approximately  % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to lock-up agreements with the underwriters and/or agreements with market standoff provisions that restrict our and their ability to sell or transfer shares of our capital stock for a period of up to 180 days after the date of this prospectus (the “Lock-up Period”), subject to certain customary exceptions. Notwithstanding the foregoing, as further described in and subject to the conditions set forth in the sections titled “Shares Eligible for Future Sale” and “Underwriters,” (1) if (a) the undersigned is an employee of, or other service provider to, us or any of our subsidiaries, and not one of our directors or officers (any such person, an “Employee Stockholder”), as of the date that we publicly announce our earnings for the first completed quarterly period following the most recent fiscal period for which financial statements are included in this prospectus (the “Initial Earnings Release Date”) and (b) the closing price per share of our Class A common stock on the New York Stock Exchange has exceeded 120% of the initial public offering price per share of Class A common stock set forth on the cover page of this prospectus for at least five trading days (one of which must be a trading day occurring after the Initial Earnings Release Date) out of any ten consecutive trading day period, then up to      shares of our common stock will become available for sale in the public market, subject to compliance with our insider trading policy and applicable securities laws, including, without limitation, Rule 144, beginning on the 90th day after the date of this prospectus; and, (2) to the extent not earlier released, all of the securities subject to lock-up agreements or market standoff agreements will become available for sale upon the completion of the 180th day after the date of this prospectus; provided that, if any such release of common stock or other securities is scheduled to occur during, or within five trading days prior to, a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy (a “Blackout Period”), such release will occur on the sixth trading day immediately prior to the commencement of such Blackout Period. In addition, the representatives may release certain stockholders from the lock-up agreements and/or market standoff provisions prior to the end of the Lock-up Period.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters or subject to the market standoff requirements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff restrictions or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, a stockholder who is neither subject to a market standoff provision with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time.

The forms and specific restrictive provisions within these market standoff provisions vary between security holders. For example, some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the market price of our Class A common stock.

When the applicable market standoff agreements or lock-up agreements expire, we and our stockholders subject thereto will be able to sell shares of our Class A common stock freely in the public market, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144. Sales of a substantial number of such shares upon expiration of the lock-up agreements and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause the market price of our Class A common stock to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. See the section titled “Shares Eligible for Future Sale” for additional information regarding shares of our Class A common stock that will be eligible for resale after this offering.

In addition, as of December 31, 2024, we had stock options outstanding that, if fully exercised, would result in the issuance of 2,905,276 shares of our Class A common stock, including 902,761 of such shares that are exchangeable for an equal number of shares of our Class B common stock, as well as 4,841,727 shares of our Class A common stock and 12 shares of our Class B common stock issuable upon the vesting of outstanding RSUs. The shares of our Class A common stock subject to outstanding stock options and RSUs, and the shares reserved for future issuance under our equity incentive plans will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Further, based on shares outstanding as of December 31, 2024, certain holders of shares of our common stock will have rights after the completion of this offering, subject to certain conditions, to require us to file registration statements for the public resale of shares of our Class A common stock or to include such shares in registration statements that we may file for us or other stockholders.

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them in ways that prove to be effective.

We will have broad discretion in the use of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use, and it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, and financial condition could be materially adversely affected, and the market price for our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments, including government and investment-grade debt securities, commercial paper, and money-market funds.

We anticipate incurring substantial tax obligations on the initial settlement of certain RSUs and PRSUs in connection with this offering. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition and may further dilute our stockholders.

In light of the large number of RSUs and PRSUs that will initially settle in connection with this offering, we anticipate that we will expend substantial funds, primarily using net proceeds from this offering, to satisfy tax withholding and remittance obligations. The majority of the RSUs and PRSUs granted prior to the date of this prospectus vest upon the satisfaction of service-based and performance-based conditions. The service-based condition for RSUs is generally satisfied over a period of four years. The performance-based condition for PRSUs will be, or will have been, satisfied upon the meeting of certain performance-based conditions as specified in the individual PRSU grants. Additionally, all RSUs and PRSUs are subject to an additional condition that will be satisfied as of the effective date of the registration statement of which this prospectus forms a part. As a result, such RSUs and PRSUs that have previously satisfied the service-based or performance-based condition, as applicable, will vest in connection with the effectiveness of the registration statement of which this prospectus forms a part. In connection with the settlement of these RSUs and PRSUs, we plan to withhold certain shares underlying RSUs and PRSUs and remit income taxes on behalf of the holders of such RSUs and PRSUs at applicable statutory tax withholding rates based on the initial public offering price per share in this offering. See the section titled “Use of Proceeds.” For RSUs and PRSUs that will vest after the effectiveness of the registration statement of which this prospectus forms a part and prior to the expiration of the lock-up and/or market stand-off period, we will have discretion to net settle or sell-to-cover shares underlying these RSUs and PRSUs and also to delay settlement of these RSUs and PRSUs following vesting until the expiration of the lock-up and/or market stand-off period.

Based on the assumed initial public offering price of $  per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated    shares underlying RSUs and PRSUs vesting in connection with our initial public offering, and an assumed   % tax withholding rate for certain of our employees from whom we will withhold taxes, we would use approximately $   to satisfy our tax withholding and remittance obligations related to the RSU Net Settlement. Accordingly, we would expect to deliver an aggregate of approximately    million shares of our Class A common stock to RSU and PRSU holders after withholding an aggregate of approximately    million shares of our Class A common stock, and an aggregate of approximately    million shares of our Class B common stock to RSU and PRSU holders after withholding an aggregate of approximately    million shares of our Class B common stock. The amount of these tax liabilities and withholdings could be higher or lower, depending on, among other things, the actual price of shares of our Class A common stock sold in this offering, the actual tax withholding rates, and the actual number of RSUs and PRSUs for which the service-based or performance-based condition has been satisfied on the settlement or vesting date (after accounting for forfeitures prior to the settlement or vesting date). As a result, depending on these factors, we may need to use existing cash, cash equivalents, and short-term investments to fund a portion of these tax withholding and remittance obligations, which could have an adverse effect on our financial condition.

Purchasers of Class A common stock in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class A common stock of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock to be outstanding immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate dilution of $  per share in the pro forma as adjusted net tangible book value from the price you paid assuming a price to the public of $  per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price paid by the public in this offering. If we issue any additional stock options or warrants or any outstanding stock options are exercised, if RSUs are settled, or if we issue any other securities convertible to or exchangeable for our Class A common stock in the future, investors will experience further dilution. For a further description of the dilution that investors will experience immediately after this offering, see the section titled “Dilution.”

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, contain, and Delaware law contains, provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. The provisions in our amended and restated certificate of incorporation or amended and restated bylaws will provide for the following:

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a dual class common stock structure which provides our holders of Class B common stock and our holders of Series E preferred stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock;

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a classified board of directors with three-year staggered terms, who can only be removed for cause, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to set the size of the board of directors and to elect a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to adopt, amend, or repeal our amended and restated bylaws without obtaining stockholder approval;

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in addition to our board of director’s ability to adopt, amend, or repeal our amended and restated bylaws, our stockholders may adopt, amend, or repeal our amended and restated bylaws only with the affirmative vote of the holders of at least 66 2/3% of the voting power of all our then-outstanding shares of capital stock entitled to vote generally in the election of our directors, voting together as a single class;

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the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation;

•	the requirement that a special meeting of stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer;

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us; and

•	the limitation of liability of, and provision of indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware (“DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:

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we will indemnify our directors and officers to the fullest extent permitted by the DGCL. The DGCL provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

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we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

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the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed. Additionally, given the significant increase in the costs of directors’ and officers’ insurance policies recently, we may subsequently decide to select lower overall policy limits or forgo insurance altogether that we would otherwise rely upon to cover applicable defense costs, settlements, and damages awards.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim for, or based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents, or stockholders to us or our stockholders including, without limitation, a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, employees, agents, or stockholders arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, although there is uncertainty as to whether a court would enforce this provision; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims solely under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents, or stockholders and result in increased costs for investors to bring such a claim. We believe these provisions may benefit us by providing increased consistency in the application of the DGCL and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, results of operations, financial condition, and prospects.

General Risk Factors

The estimates of market opportunity and forecasts of market growth as well as the calculation of certain operational metrics included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable clients covered by our market opportunity estimates will purchase our platform and programs at all or generate any particular level of revenue for us. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Additionally, we calculate operational metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we present may not be accurate. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations, and financial condition could be adversely affected.

Uncertain or unfavorable conditions in our industry or the global economy, including those caused by inflation, fluctuations in interest rates, tariffs, ongoing conflicts around the world, natural disasters, or other catastrophic events could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our clients or potential clients. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation and efforts to control further inflation, fluctuations in interest rates, liquidity concerns at financial institutions, international trade relations, tariffs, political turmoil, including the conflicts in Ukraine and the Middle East, natural catastrophes, warfare and terrorist attacks in the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by existing or potential clients and negatively affect the growth of our business. To the extent there is a sustained general economic downturn, our revenue, business, and results of operations may be affected by reductions in overall spending on healthcare technology and elective healthcare. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract clients for whom we compete. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Additionally, natural disasters or other catastrophic events may also cause damage or disruption to our operations, international commerce and the global economy and could have an adverse effect on our business, results of operations, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could materially adversely affect our business, results of operations, and financial condition. Further, acts of terrorism, labor activism, or unrest and other geopolitical unrest could cause disruptions in our business or the global economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, hurricane, or a catastrophic event such as a fire, power loss or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational and brand harm, delays in development, lengthy interruptions in service, breaches of data security and loss of critical data, all of which could have a material adverse effect on our business, results of operations, and financial condition.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business.

We rely heavily on our network infrastructure and IT systems for our business operations. An online attack, damage as a result of civil unrest, earthquake, fire, terrorist attack, power loss, global pandemics, telecommunications failure or other similar catastrophic events could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data. Such events could prevent clients and members from accessing our platform and programs. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or IT systems, including any errors, defects, or failures in third-party hardware, could affect our ability to conduct normal business operations and adversely affect our results of operations.

In addition, as computer malware, viruses, computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent, we face increased risk from these activities. These activities threaten the performance, reliability, security, and availability of our platform and programs. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches to our systems could, among other things, harm our reputation and our ability to retain existing clients and attract new clients.

Our corporate headquarters are located in the San Francisco Bay Area, which has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, results of operations, and financial condition.

Our insurance strategy may not be adequate to protect us from all business risks.

In the ordinary course of business, we may be subject to losses resulting from general liability, consumer actions, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently carry commercial general liability, excess liability, workers’ compensation, employment practices liability, cyber security, and directors’ and officers’ insurance policies, we may not maintain as much insurance coverage as other competitors do, and in some cases, we may not maintain any at all. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, results of operations, and financial condition.

Our management has limited experience in operating a public company.

Certain of our executive officers have limited, or no, experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our business. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We will incur significant additional costs and become subject to additional regulations and requirements as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company. We will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, the rules and regulations of the SEC, and the listing rules of the New York Stock Exchange. Stockholder activism and the level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. The increased costs will increase our net loss or decrease our net income and may require us to reduce costs in other areas of our business. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to transitioning to interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business, including operational, research and development, and sales and marketing activities. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, results of operations, and financial condition.

A failure to establish and maintain an effective system of disclosure controls and procedures and internal control over financial reporting, could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations.

As a public company, we will be required to maintain disclosure controls and procedures and internal control over financial reporting and to report weaknesses in such internal controls. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, and we have hired additional accounting and finance personnel to help us implement these processes and controls. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly, and complicated.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and investments to strengthen our accounting systems. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Further, we may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected.

Additionally, current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could materially adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could materially adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse if it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our Class A common stock.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosures in the registration statement of which this prospectus forms a part; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an emerging growth company, we have elected not to be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not emerging growth companies or elect not to avail themselves of this provision.

We will remain an emerging growth company until the earlier to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in total annual revenue, which threshold is subject to adjustment; (2) the date we qualify as a “large accelerated filer,” with $700.0 million or more of equity securities held by non-affiliates as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract and retain clients;

•	our ability to attract, enroll, and retain members;

•	our ability to attract and retain relationships with partners;

•	our ability to estimate the size of our target market;

•	the demand for MSK pain treatment and prevention solutions in general, and the demand for our platform in particular;

•	our ability to enhance our platform and programs or develop new programs, capabilities, features, and products;

•	our expectations regarding the acceptance of remote MSK care;

•	our ability to offer high-quality programs to our members;

•	expectations regarding the performance of our AI-driven platform and the ability of technology and AI to help deliver effective MSK care;

•	expectations regarding the ability of AI to provide support for our care team;

•	our ability to deliver a return on investment for our clients and positive outcomes for our members;

•	our ability to compete successfully in our competitive market;

•	our ability to contract with qualified licensed health professionals;

•	our ability to maintain high ratings and reviews of our platform;

•	our future financial performance, including revenue, cost of revenue, and gross profit;

•	our ability to achieve or maintain profitability;

•	our ability to protect our brand;

•	our expectations regarding our sales and marketing efforts and investments, including our go-to-market strategy;

•	our ability to successfully execute on our growth initiatives, business strategies, or operating plans;

•	our ability to attract and retain key personnel and highly-qualified personnel;

•	our ability to develop, maintain, and protect our intellectual property;

•	our ability to expand into new markets;

•	our ability to protect our client and member information in compliance with privacy and data protection laws;

•	our ability to comply with changing laws and regulations;

•	changes in the healthcare regulatory environment, particularly in states where new regulations regarding telehealth are being enacted;

•	the increased expenses associated with being a public company;

•	our expectations and management of future growth;

•	impact from future regulatory, judicial, and legislative changes or developments that may affect our customers’ or our business;

•	the risks related to our Class A common stock and our dual class common stock structure; and

•	our anticipated use of net proceeds from our initial public offering.

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, results of operations, and financial condition. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus with these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these estimates, publications and reports made by third parties or us. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information.

Among others, we refer to estimates compiled by the following industry sources:

•

Health claims data obtained from a de-identified medical claims database representing more than 100 million commercially insured lives from January 1, 2017 through December 31, 2023, across all U.S. states and territories (the “Health Claims Data”).

•

Cieza, Alarcos et al. Global estimates of the need for rehabilitation based on the Global Burden of Disease study 2019: a systematic analysis for the Global Burden of Disease Study 2019. The Lancet vol. 396,10267 (2021): 2006-2017.

•	Briggs, Andrew M. et al. Reducing the global burden of musculoskeletal conditions. Bull. World Health Organ. 2018 May 1;96(5):366-368.

•	Institute for Health Metrics and Evaluation (“IHME”). WHO Rehabilitation Need Estimator. IHME, University of Washington, 2021 (the “WHO Estimator”).

•	Dieleman, Joseph L. et al. US Health Care Spending by Payer and Health Condition, 1996-2016. JAMA. 2020;323(9):863–884. Doi:10.1001/jama.2020.0734.

•

Business Group on Health. 2025 Employer Health Care Strategy Survey. August 2024. Available at: https://www.businessgrouphealth.org/resources/2025-Employer-Health-Care-Strategy-Survey-Intro (last accessed November 7, 2024).

•

Lin, Ivan et al. What does best practice care for musculoskeletal pain look like? Eleven consistent recommendations from high-quality clinical practice guidelines: systematic review. British Journal of Sports Medicine 2020;54:79-86.

•	AIS Health, a division of Managed Markets Insight & Technology, LLC (“AIS Health”), Insurance Market Data (as of 2021).

•	World Health Organization. Musculoskeletal Health Fact Sheet. Available at: https://www.who.int/news-room/fact-sheets/detail/musculoskeletal-conditions (last accessed November 7, 2024).

•

U.S. Centers for Medicare and Medicaid Services. Medicare Advantage/Part D Contract and Enrollment Data, Monthly Contract Summary Report. Available at: https://www.cms.gov/data-research/statistics-trends-and-reports/medicare-advantagepart-d-contract-and-enrollment-data (last accessed November 7, 2024).

•

Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, Physical Therapists. Available at: https://www.bls.gov/ooh/healthcare/physical-therapists.htm (last accessed November 1, 2024).

•

Bailey, Jeannie F. et al. Digital Care for Chronic Musculoskeletal Pain: 10,000 Participant Longitudinal Cohort Study. J. Med. Internet Res. (2020): 11;22(5):e18250 (the “2020 Longitudinal Study”). This study was sponsored, funded, or supported by Hinge Health.

•

Study based on HIPAA-compliant, de-identified members’ medical claims data at the time of enrollment and 12 months post-enrollment from over 4,200 members continuously enrolled in our chronic program between January 2019 and September 2021. Our study compared the medical claims data of members enrolled in our chronic program to a matched control group that included those of our clients’ employees who were not enrolled in our chronic program (the “2023 Employer Claims Study”). This study was sponsored, funded, or supported by Hinge Health.

•	Shahidi, Bahar et al. Factors impacting adherence to an exercise-based physical therapy program for individuals with low back pain. PloS One vol. 17,10 (2022): e0276326.

•	Kenne, Kimberly et al. Prevalence of pelvic floor disorders in adult women being seen in a primary care setting and associated risk factors. Scientific Reports vol. 12,1 9878 (2022).

•	Newman, Diane et al. Continence Promotion, Education & Primary Prevention. International Continence Society, 2021.

•	Schaeffer, Katherine, U.S. centenarian population is projected to quadruple over the next 30 years. Pew Research Center, January 2024.

•	Center for Disease Control, Older Adult Fall Prevention, September 2024. Available at: https://www.cdc.gov/falls/pdf/CDC-DIP_At-a-Glance_Falls_508.pdf (last accessed November 1, 2024).

•	Lu, Chang-Bo et al. Musculoskeletal Pain during the Menopausal Transition: A Systematic Review and Meta-Analysis. Neural plasticity vol. 2020 8842110 (2020).

•

Best, Matthew J. et al. Economic implications of decreased elective orthopaedic and musculoskeletal surgery volume during the coronavirus disease 2019 pandemic. International Orthopaedics vol. 44,11 (2020): 2221-2228.

•

University of California, Los Angeles, Pelvic floor disorders frequently asked questions (2024). Available at: https://www.uclahealth.org/medical-services/womens-pelvic-health/patient-education/pelvic-floor-disorders (last accessed November 1, 2024).

•	Fullen, Brona et al. Musculoskeletal Pain: Current and Future Directions of Physical Therapy Practice. Archives of Rehabilitation Research and Clinical Translation vol. 5,1 100258 (2023).

•	Guardado, José, Competition in PBM Markets and Vertical Integration of Insurers with PBMs: 2024.

•	2024 Employer Health Benefits Survey, (KFF, October 9, 2024), https://www.kff.org/report-section/ehbs-2024-summary-of-findings/ (last accessed January 13, 2025).

•	Health Advances, LLC, MSK Total Addressable Market Analysis (January 13, 2025). This report was commissioned by Hinge Health.

•	Centers for Medicare & Medicaid Services, NHE Fact Sheet (last modified December 18, 2024) (last accessed February 10, 2025).

Information contained on or accessible through the websites referenced above are not a part of this prospectus, and the inclusion of the website addresses above are inactive textual references only.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $  , based on an assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $  per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds from this offering by approximately $  million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the net proceeds from this offering by approximately $  million, assuming that the initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, enable access to the public equity markets for us and our stockholders, and facilitate an orderly distribution of shares for the selling stockholders.

We intend to use a portion of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the RSU Net Settlement. Based on the assumed initial public offering price of $    per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated     shares underlying RSUs and PRSUs vesting in connection with our initial public offering, and an assumed    % tax withholding rate for certain of our employees from whom we will withhold taxes, we would use approximately $    to satisfy our tax withholding and remittance obligations related to the RSU Net Settlement. A $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $    per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase or decrease, as applicable, the amount we would be required to pay to satisfy these tax withholding and remittance obligations by approximately $   .

In addition, it is possible that in the future we will decide to “net settle” additional RSUs and PRSUs upon the applicable vesting date, meaning that we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the vesting and settlement of such awards.

We currently intend to use the remaining net proceeds of this offering primarily for general corporate purposes, working capital, and to fund our growth strategies and initiatives discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have agreements or commitments to enter into any acquisitions or investments at this time.

The expected use of net proceeds from this offering to us represents our intentions based upon our present plans and business conditions. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in the way that we use the net proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments, including government and investment-grade debt securities, commercial paper, and money-market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our results of operations, financial condition, capital requirements, contractual restrictions, general business conditions, and other factors our board of directors may deem relevant. If our board of directors declares a dividend while shares of our Series E preferred stock remain outstanding, then such shares of Series E preferred stock shall first receive, or simultaneously receive, a dividend on each then outstanding share of Series E preferred stock in an amount at least equal to the dividend payable on each share of Series E preferred stock determined as if all shares of Series E preferred stock had been converted into the applicable series of common stock.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and total capitalization as of December 31, 2024:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Transactions, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, (iii) the RSU Net Settlement, (iv) the Series E Repurchase, (v) the decrease in stockholders’ deficit of $   in connection with the estimated tax withholding and remittance obligations related to the RSU Net Settlement, and (vi) stock-based compensation expense of approximately $  that we will recognize as an increase to additional paid-in capital and accumulated deficit related to RSUs and PRSUs subject to service-based and/or performance-based and liquidity-based vesting conditions for which the service-based and/or performance-based vesting conditions, as applicable, were satisfied as of     , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on December 31, 2024.; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the issuance and sale by us of shares of our Class A common stock in this offering, based on the assumed initial public offering price of $  per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement.

The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted(1) (unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$466,572	$	$

Redeemable convertible preferred stock, $0.00001 par value per share, 48,190,771 shares authorized, 48,150,146 shares issued and outstanding, actual; 5,163,674 shares of Series E preferred stock authorized, issued, and outstanding, pro forma; 4,330,341 shares of Series E preferred stock authorized, pro forma or pro forma as adjusted; 2,581,837 shares of Series E preferred stock issued and outstanding, pro forma or pro forma as adjusted	851,272
Stockholders’ deficit:

Common stock, $0.00001 par value per share; 98,109,595 shares authorized, 16,379,906 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Class A common stock, $0.00001 par value per share, no shares authorized, issued and outstanding, actual;     shares authorized, no shares issued and outstanding, pro forma;     shares authorized,     shares issued and outstanding, pro forma as adjusted

	As of December 31, 2024
	Actual		Pro Forma (unaudited)	Pro Forma As Adjusted(1) (unaudited)
	(in thousands, except share and per share data)

Class B common stock, $0.00001 par value per share, no shares authorized or issued and outstanding, actual;     shares authorized,     shares issued and outstanding, pro forma;     shares authorized,      shares issued and outstanding, pro forma as adjusted

Preferred stock, $0.00001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted
Additional paid-in capital		88,097
Accumulated deficit		(522,735)

Total stockholders’ deficit		$(434,570)	$	$

Total capitalization	$		$	$

(1)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $  per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $  million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $  million, assuming that the assumed initial public offering price of $  per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our Class A common stock from the selling stockholders in full or in part, our shares of Class A common stock outstanding as of December 31, 2024 would increase, and our pro forma as adjusted shares of Class B common stock outstanding as of December 31, 2024 would decrease, in each case, to the extent of such exercise.

The number of shares of our capital stock issued and outstanding, pro forma, and pro forma as adjusted in the table above is based on      shares of our Class A common stock outstanding,     shares of our Class B common stock, and 2,581,837 shares of Series E preferred stock outstanding as of December 31, 2024, after giving effect to the Transactions, the Series E Repurchase, and the RSU Net Settlement.

The number of shares of our capital stock to be outstanding after this offering does not include:

•

2,002,515 shares of our Class A common stock issuable upon the exercise of outstanding stock options to purchase shares of our Class A common stock as of December 31, 2024, with a weighted-average exercise price of $1.19 per share;

•

902,761 shares of our Class B common stock issuable upon the exercise of outstanding stock options to purchase shares of our Class B common stock as of December 31, 2024, with a weighted-average exercise price of $1.47 per share;

•

4,841,727 shares of our Class A common stock issuable upon the vesting of RSUs subject to service-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding obligations in connection with the RSU Net Settlement);

•

130,860 shares of our Class A common stock issuable upon the vesting of PRSUs subject to service-based, performance-based, and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based and/or performance-based vesting conditions were not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based and performance-based vesting conditions of certain of these PRSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•	255,055 shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2024 under the 2017 Plan;

•

12 shares of our Class B common stock issuable upon the vesting of RSUs subject to service-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through   , 2025 will result in the net issuance of      shares of our Class B common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

7,554,002 shares of our Class B common stock issuable upon the vesting of PRSUs subject to performance-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the performance-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the performance-based vesting condition of certain of these PRSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

     shares of our Class A common stock reserved for future issuance under the 2025 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, including      new shares and the 2017 Plan Awards that expire, or are cancelled, forfeited, reacquired, or withheld; and

•

     shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2025 Plan and the ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation—Equity Incentive Plans” for additional information.

DILUTION

If you purchase shares of our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

As of December 31, 2024, our historical net tangible book value (deficit) was $(549.4) million, or $(33.54) per share of our common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the aggregate number of shares of our common stock outstanding as of December 31, 2024.

Our pro forma net tangible book value as of December 31, 2024 was $  , or $   per share. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of our capital stock outstanding, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, (ii) the Transactions, (iii) the RSU Net Settlement, (iv) the Series E Repurchase, (v) the decrease in working capital and an increase in total liabilities with a decrease by the same amount in additional paid-in capital of $   in connection with the estimated tax withholding and remittance obligations related to the RSU Net Settlement, and (vi) stock-based compensation expense of approximately $   that we will recognize as an increase to additional paid-in capital and accumulated deficit related to RSUs and PRSUs subject to service-based or performance-based and liquidity-based vesting conditions for which the service-based and/or performance-based vesting conditions, as applicable, were satisfied as of   , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on December 31, 2024.

After giving further effect to (i) the sale by us of      shares of our Class A common stock in this offering at an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax and remittance obligations related to the RSU Net Settlement, our pro forma as adjusted net tangible book value (deficit) as of December 31, 2024 would have been $  , or $   per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $   per share and an immediate dilution in pro forma net tangible book value to new investors purchasing our Class A common stock of $   per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our Class A common stock sold in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2024	$(33.54)
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2024 attributable to the pro forma transactions described above

Pro forma net tangible book value per share as of December 31, 2024
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price, the number of shares we sell, and other terms of this offering that will be determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $   per share and the dilution in pro forma per share to investors participating in this offering by $   per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $   per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $  per share, assuming the initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on the pro forma as adjusted basis described above, as of December 31, 2024, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the weighted-average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except share, per share and percent data)
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to     shares, or  %, of the total number of shares of our common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to     shares, or  % of the total number of shares of our common stock outstanding immediately after the completion of this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders, and the weighted-average price per share paid by all stockholders by approximately $  , $  , and $  , respectively, assuming that the number of shares of Class A common stock offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders, and the weighted-average price per share paid by all stockholders by approximately $  , $  , and $  , respectively, assuming the assumed initial public offering price of $   per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and tables assume no exercise of the underwriters’ option to purchase additional shares from the selling stockholders. If the underwriters’ exercise their option to purchase additional shares of

Class A common stock from the selling stockholders in full, the number of shares held by our existing stockholders will represent approximately % of the total number of shares of our common stock outstanding after this offering and the number of shares held by new investors will represent approximately  % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on      shares of our Class A common stock outstanding,      shares of our Class B common stock outstanding, and 2,581,837 shares of our Series E preferred stock outstanding as of December 31, 2024, after giving effect to the Transactions, the Series E Repurchase, and the RSU Net Settlement.

The number of shares of our capital stock to be outstanding after this offering does not include:

•

2,002,515 shares of our Class A common stock issuable upon the exercise of outstanding stock options to purchase shares of our Class A common stock as of December 31, 2024, with a weighted-average exercise price of $1.19 per share;

•

902,761 shares of our Class B common stock issuable upon the exercise of outstanding stock options to purchase shares of our Class B common stock as of December 31, 2024, with a weighted-average exercise price of $1.47 per share;

•

4,841,727 shares of our Class A common stock issuable upon the vesting of RSUs subject to service-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•	255,055 shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2024 under the 2017 Plan;

•

130,860 shares of our Class A common stock issuable upon the vesting of PRSUs subject to service-based, performance-based, and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the performance-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based and performance-based vesting conditions of certain of these PRSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

12 shares of our Class B common stock issuable upon the vesting of RSUs subject to service-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the service-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

7,554,002 shares of our Class B common stock issuable upon the vesting of PRSUs subject to performance-based and liquidity-based vesting conditions outstanding as of December 31, 2024, for which the performance-based vesting condition was not yet satisfied as of December 31, 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the performance-based vesting condition of certain of these PRSUs through   , 2025 will result in the net issuance of      shares of our Class A common stock, after withholding      shares to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);

•

     shares of our Class A common stock reserved for future issuance under the 2025 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, including      new shares and the 2017 Plan Awards that expire, or are cancelled, forfeited, reacquired, or withheld; and

•

     shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2025 Plan and the ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation—Equity Incentive Plans” for additional information.

To the extent we issue any additional stock options, warrants, RSUs or PRSUs or any outstanding stock options, warrants, RSUs or PRSUs are exercised or settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Summary Consolidated Financial Data,” our audited consolidated financial statements and related notes, and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve significant risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Data as of and for the years ended December 31, 2024 and 2023 is derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future, and results for any interim period should not be construed as an inference of what our results would be for any full year or future period. Our fiscal year ends on December 31.

Overview

Our vision is to build a new health system that transforms outcomes, experience and costs by using technology to scale and automate the delivery of care.

Hinge Health leverages software, including AI, to largely automate care for joint and muscle health, delivering an outstanding member experience, improved member outcomes, and cost reductions for our clients. We have designed our platform to address a broad spectrum of MSK care—from acute injury, to chronic pain, to post-surgical rehabilitation. Members receive personalized and largely automated MSK care through our AI-powered motion tracking technology and a proprietary electrical nerve stimulation wearable device, all designed and monitored by our AI-supported care team of licensed physical therapists, physicians, and board-certified health coaches. Our platform can help to ease members’ pain, improve their function, and reduce their need for surgeries, all while driving health equity by allowing members to engage in their exercise therapy sessions from anywhere and embrace movement as a way of life.

We have developed an efficient go-to-market model by working directly with our partners and clients. We seek to be the best solution on the market, the most validated solution on the market, and the easiest to buy. Our clients are primarily self-insured employers and include many of the nation’s leading enterprises across a broad range of industries and sizes. Within this segment, we also serve many public sector self-insured employers, such as state and local city governments and labor unions. In most instances, we partner with clients’ health plans, TPAs, PBMs, or other ecosystem entities to reduce the friction of contracting, procurement, security and IT reviews, onboarding, and billing. We are also in the early stages of expanding to serve health plans’ fully-insured and Medicare Advantage populations and federal insurance plans. As of December 31, 2024, we had approximately 20 million contracted lives across more than 2,250 clients. We had active client agreements with 49% of the Fortune 100 companies and 42% of the Fortune 500 companies, as of December 31, 2024. Despite this progress, our current contracted lives only represent 5% of our total addressable market.

We believe that we grow efficiently because of our scalable, repeatable go-to-market model. We sell through our direct sales force and our partners. Once we contract with a client, we are most often the sole digital MSK care provider offered to their contracted lives for an average contract term of three years. For the term of each contract, we are able to enroll, engage, and re-engage the client’s eligible lives, driving a recurring, repeatable revenue model, which is demonstrated in our net dollar retention of 117% as of December 31, 2024. Our 12-month client retention rate was 98% as of December 31, 2024. Additionally, we have a high level of client satisfaction as shown by our client NPS of 87 as of October 31, 2024. We also invested early in building our partner network. As of December 31, 2024, we had over 50 partners, including four out of the five largest national health plans by self-insured lives, and the top three PBMs by market share. As of that date, we had retained 100% of our partners that we choose to work with since inception, excluding partners who were acquired. As of February 1, 2025, our partners increased to include the five largest national health plans based on self-insured lives.

Our software-led, AI-powered delivery model not only aims to provide a better experience for our members and a less expensive alternative for our clients, but also allows us to innovate and continuously improve our platform. Our AI-powered motion tracking technology, TrueMotion, allows us to deliver highly scalable care remotely and reduce the human hours associated with traditional physical therapy. According to our estimates based on data from 2024, our platform reduced the number of human care team hours associated with traditional physical therapy by approximately 95%. We have done this while improving our high member satisfaction over time. We have also invested in building software and data integrations that connect with our partners and a growing network of in-person providers of certain members. Through HingeConnect, we integrate EHR data from over 750,000 providers across 145,000 care sites nationwide. HingeConnect gives us visibility into our members’ health data when they enroll in our programs, thereby facilitating more personalized, timely care to address their needs. We also receive data that enables us to quickly identify members who are at higher risk of increased healthcare costs and to provide targeted interventions to support them.

We are a research-led organization and we routinely expand our platform with new programs, capabilities, and features. Over the last three years, we: launched new programs to address six additional affected areas; launched Enso to deliver a non-addictive, non-invasive alternative for pain relief; developed HingeConnect for real-time care interventions and external provider coordination; and integrated TrueMotion technology to replace wearable sensors for our members. In 2022, we launched women’s pelvic health, a specialized care program within our chronic program, and, in 2023, we launched a fall prevention program for eligible lives in our Medicare Advantage population.

Our focus on delivering effective MSK care through technology has propelled us to achieve numerous milestones.

Our History

Our Business Model

Go-to-Market Motion—Revenue Generation Process

The majority of our revenue is generated from clients who are self-insured employers. We are increasingly diversifying our revenue through our partners into the fully-insured employers and Medicare Advantage markets (whereby the health plan is the client and purchasing entity). We sell through our direct sales force and partners, which allows for an efficient business-to-business go-to-market motion. Our typical sales cycle is five months between initial engagement and entering into a signed contract with a client; however, our sales cycle can be more than 12 months for larger enterprise clients and fully-insured and Medicare Advantage plans. We sell an annual subscription model, whereby clients only pay for members that engage with our programs. We primarily recognize revenue ratably over the 12 months after an eligible life becomes a member, and as such our revenue has historically been highly predictable.

Depending on a client’s needs, we have the ability to contract directly or through one of our many partners. Similarly, we are able to invoice a client directly or submit via claims through a client’s health plan. If a client chooses to pay via claims through a health plan, the cost typically comes directly out of their medical budget for the year and is embedded in their medical costs, rather than a separate discretionary budget. Allocation of the spend on Hinge Health to the client’s existing healthcare budget enables faster implementation as it avoids a potentially lengthy approval process. Our agreements with partners help us simplify contracting and implementation with clients. In 2023, the vast majority of our contracts were completed via our partners, negating the need for many clients to contract directly with us since many clients can leverage existing contracts through our partners. This is a significant strategic advantage for us as it enables implementation and launch of our platform as quickly as a few weeks after entering into a contract. As a result, most implementations are completed in a 40–100 day period.

Once our platform is launched, clients only pay for the members that engage with our programs. We typically provide various performance guarantees to our clients that may include engagement thresholds, member reported outcomes, and return on investment, where we put a portion of our fees at risk. We have historically paid an immaterial amount related to these performance guarantees. Upon onboarding, a member’s paid subscription is for one year. As of December 31, 2024, we had over 532,000 members, compared to approximately 371,000 members as of December 31, 2023. To increase awareness within our clients’ employee bases, we have a growth marketing team that engages with our partners and our clients’ human resources benefits team in targeted marketing campaigns to encourage eligible lives who would benefit from our platform to enroll. While marketing takes place on an ongoing basis, we increase marketing during periods when we expect more enrollments from eligible lives. For example, we typically focus marketing around new client launches, New Year resolutions, and open enrollment. In addition to direct marketing, we also actively work with our partners and our clients’ human resources benefits teams to assist in identifying eligible lives that would benefit from our platform and encouraging enrollment on our platform. For example, a healthcare navigation partner can direct an individual with MSK conditions to our platform, or a client’s human resources benefits team can incorporate Hinge Health marketing into its internal benefit campaigns.

We are able to bill our clients once an eligible life enrolls in our platform and performs a billable activity, in accordance with our clients’ billing arrangements. Some of our clients are billed for the entirety of the members’ annual subscriptions, and some are billed in milestone-based payments, based on a subscription fee per member per year. We also recently introduced an alternative engagement-based pricing model in which clients are billed based on an annual upfront platform fee per member plus a fee per each completed session. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” below for more details on our billing methodology.

The majority of new clients enter into contracts with us in the second half of each calendar year, which aligns with the typical employee benefit enrollment period. We launch our platform for most of these clients in the first half of the following calendar year. We have seen varying levels of intra-year launches since our inception. While some clients choose to sign and launch within the same year, these are generally a much smaller percentage of our business. Due to these patterns and our annual subscription-based model, the timing of our revenue has historically been predictable. Our calculated billings, however, show seasonality with fluctuations based on the timing of new client launches and number of intra-year launches. Historically, our calculated billings are highest in the second quarter of the year, as this is when we are able to bill the majority of clients who entered into contracts in the preceding year. Consequently, our free cash flow is typically highest in the second quarter and is usually lowest in the first quarter due to increased new client onboarding expenses preceding cash inflows in the first quarter, and slowing billings associated with the holidays in the prior fourth quarter. We anticipate that this seasonality will continue and therefore focus on LTM calculated billings as a result. Given the annual subscription model and ratable revenue recognition, however, our quarterly revenue stream has historically been highly predictable and has not displayed the same seasonality trends.

Our 12-month client retention rate of 98% as of December 31, 2024 allows for predictable, steady revenue from our legacy client cohorts. Our NDR was 117% as of December 31, 2024.

Technology Investments Drive Effectiveness and Improved Gross Margin

We have invested and continue to invest in technology to improve the care, quality, and breadth of the programs we provide to our members. Our ability to leverage our technology platform to deliver care at scale has strengthened our financial profile. For the year ended December 31, 2024, we achieved a gross margin of 77% compared to 66% for the year ended December 31, 2023. For the year ended December 31, 2024, our non-GAAP gross margin was 78%, compared to 70% for the year ended December 31, 2023. See the section titled “—Non-GAAP Financial Measures—Non-GAAP Gross Profit and Gross Margin” below for a reconciliation of non-GAAP gross profit and gross margin to GAAP gross profit and gross margin.

Our cost of revenue primarily consists of personnel-related costs, which includes our care team, inventory costs such as our kits and Enso, and technology support costs such as hosting costs. As part of our AI-powered motion tracking technology transition, which is separate and distinct from the costs we recognize as part of our normal recurring excess and obsolete inventory costs, we also incurred excess and obsolete inventory charges related to our strategic decision in 2023 to shift away from providing kits with tablets and wearable sensors. Previously, when eligible lives became members, they were sent a tablet and wearable sensors that tracked their movements to ensure exercises were completed correctly. In the first half of 2023, we shifted from providing members with kits with tablets and sensors to providing members with access to our platform through our app on their personal smartphone or tablet. This decision was driven by our focus on delivering scalable and personalized MSK care and making our program easily accessible and available to as many members and potential members as possible. During the remainder of 2023, new members continued to receive kits with tablets and wearable sensors and existing members could continue to use their tablets and wearable sensors. We began a rollout of the pilot of our TrueMotion technology in late 2023. In January 2024, we launched TrueMotion broadly to all members and ceased providing kits with tablets and wearable sensors to substantially all new members. Through November 2024, existing members who were enrolled on the platform prior to the launch of TrueMotion continued to be able to use both their wearable sensors and tablets during their remaining subscription period. At the end of November 2024, we ceased updating the software required to keep existing tablets and wearable sensors active. By shifting our focus to TrueMotion rather than kits with tablets and wearable sensors, we are able to integrate the functionalities of our programs within the app and avoid the use of additional hardware beyond a member’s personal device. By enabling members to do exercises with only the camera on their personal devices, members benefit from the convenience and accessibility of effective motion tracking technology that provides real-time feedback. We believe that the increased convenience is beneficial to our members and makes our programs more accessible, which we believe results in an overall better member experience. Not only does TrueMotion enable accessibility for members, but it also provides more detail about a member’s movement because TrueMotion is able to track more unique points on the body than wearable sensors could. As a result, members can be confident in their movements as our technology provides exercise form guidance and correction through our AI-powered motion tracking. With AI-powered motion tracking technology, the information gathered in a member’s exercise therapy session is then fed back into the Company’s data repository. This data allows the care team to improve the member’s care plan going forward, by adjusting exercises that the member may not have been successful in completing or increasing difficulty for exercises that were too easy. This data also improves the Company’s AI and machine learning (“ML”) algorithms that drive the TrueMotion technology and the AI and ML that is used to develop member care plans, creating a positive feedback loop that continuously improves the Company’s platform and programs. This capability also lowers our variable cost of providing our programs because sensors are not utilized. Furthermore, TrueMotion enabled us to develop programs for smaller affected areas, such as the hand and wrist, where sensors were not effective. See the section titled “Business—Our Technology—Patented AI-powered motion tracking technology (TrueMotion)” for additional details. Some members are also provided with Enso, an FDA-cleared, wearable device for non-addictive and non-invasive pain relief. Based on the indication and in certain specific circumstances, we continue to provide kits, which may include peripheral products such as an Enso device.

We have also invested in AI to increase the efficiency of our care teams. For example, we established a staffing model that utilizes AI technology to assess risk profiles and optimizes our care team coverage to assist in making our personnel available and responsive to member needs. We are investing in additional ways AI can improve our care team productivity while maintaining excellent care.

Key Factors Affecting Our Performance

Our business model delivers value for our clients by lowering MSK care costs and driving positive member outcomes. We believe that our business performance and results of operations have been, and will continue to be, affected by many factors, including those below. While these key factors present significant opportunities, they also represent challenges that we must successfully address in order to sustain and grow our business and improve our results of operations.

Ability to Grow and Retain our Client Base and Contracted Lives

We have rapidly grown our client base, expanding to approximately 2,250 clients as of December 31, 2024 from approximately 1,650 clients as of December 31, 2023. This expansion gives us access to an increased number of contracted lives, which has grown to approximately 20 million as of December 31, 2024 from 16 million as of December 31, 2023. There are two ways we increase our contracted lives: through new client additions and through accessing additional contracted lives within a current client.

Adding new clients is one of the key pillars of our growth strategy. Our partners are a key part of this effort as they assist in the self-insured employer sales process with Hinge Health as their preferred partner. This partnership model allows for simplicity and speed in the contracting and implementation of new clients, including security and IT compliance, billing, and payments, and provides for efficiency in our sales motion as well. While these partnerships are important and enhance our operational efficiency, we can and do engage directly with clients. In addition to self-insured employers, which currently make up the majority of our business, we are in the early stages of entering the fully-insured employers market and the Medicare Advantage and federal insurance plans markets. Our growth and financial results will depend on our ability to efficiently expand access to or acquire more contracted lives in the market segments where we plan to focus our growth efforts. We closely monitor our client acquisition costs and believe we have an efficient sales process. Our sales efficiency has been improving as a greater portion of our business has moved through our partners and we have found ways to optimize marketing costs.

Retaining our existing clients is also integral to our success. Our software-led, AI-powered delivery model aims to provide a better experience for our members and a less expensive alternative for our clients. Once we contract with a client, we are typically the sole digital MSK care provider to their contracted lives for an average contract term of three years. Our 12-month client retention rate was 98% as of December 31, 2024. Additionally, we have a high level of client satisfaction, as shown by our client NPS of 87 as of October 31, 2024.

Expansion of Members within Existing Clients

We also intend to grow by expanding the number of enrollments of eligible lives within our launched clients. The long-term value of our platform to our clients increases as our clients’ eligible lives increase adoption and usage of our platform. There are four main focus areas that we believe drive adoption and engagement with our platform within our clients.

New product adoption: We increase member enrollments and drive growth by fostering adoption of our recently launched programs, including women’s pelvic health and a fall prevention program. These new programs, as well as the availability of Enso, allow us to reach contracted lives who may not have otherwise engaged in one of our programs, thereby expanding our reach and diversifying our member base. This approach not only fuels our growth, but also positions us to engage with previously non-targeted populations or stigmatized affected areas, thereby strengthening our presence and impact in the industry.

Targeted interventions: Based on our analysis of Health Claims Data, approximately 6% of the population of individuals covered by the health plan drove 85% of MSK-related medical costs in 2023. To optimize our clients’ ROI, we identify and engage such high-risk eligible lives through targeted interventions enabled by HingeConnect, our proprietary AI-driven database. As of December 31, 2024, HingeConnect integrated EHR data from over 750,000 providers across over 145,000 care sites nationwide and combined with our internal proprietary data. By applying advanced algorithms and AI to this comprehensive dataset, we proactively identify high-risk eligible lives before they become high-cost claimants to the client. We then educate and engage those high-risk eligible lives to encourage enrollment in our platform. Our objective is to provide more conservative options such as personalized exercise therapy and Enso for pain relief. Additionally, we leverage data integrations to proactively identify high-risk members before they progress further down the care path towards surgery. Our targeted interventions assist us in our objective to improve patient outcomes and reduce the need for surgical interventions in high-risk cases.

Brand awareness and marketing: We focus on creating and retaining demand for our platform by increasing brand awareness. Our team is continually developing new and better ways of enrolling eligible lives given the pervasive nature of MSK conditions. We employ a holistic communication strategy that incorporates multiple channels to meet our clients’ eligible lives at their point of need. We are also dedicated to improving the effectiveness of our marketing through the use of data analytics and A/B testing. We implemented a number of different marketing formats in the second and third quarters of 2024, which helped us to increase membership applications per impression from our legacy clients by 36% in a six-month period between the first quarter and the third quarter of 2024, and by 62% in a 12-month period between the third quarter of 2023 and the third quarter of 2024. An increase in membership applications typically leads to more members engaging with our platform, which generally leads to increased billings. Such increases are not reflected in our revenue in any one quarter since we recognize revenue ratably over the 12-month member subscription period.

Partnerships and referrals: Our partners also assist us in identifying and encouraging member enrollment into our platform. For example, a healthcare navigation partner can see if an eligible life with MSK conditions has access to Hinge Health and can direct them to our platform and programs if they are not currently enrolled. Additionally, we encourage members to refer co-workers and family to try Hinge Health, increasing enrollment by referral.

We track our ability to retain existing clients and grow our business with existing clients through our NDR, which was 117% as of December 31, 2024. We also track our ability to retain and add members within our existing client base through our annual yield. Annual yield is calculated as the number of members at the end of a given twelve-month period divided by LTM average eligible lives. Our annual yield was 2.9%, 3.0%, and 3.4% for the years ended December 31, 2022, December 31, 2023, and December 31, 2024, respectively, demonstrating our ability to increase our penetration of our clients’ eligible lives over time.

Annual Yield
+45 bps
2.9%
3.0%
3.4%
2022
2023
2024

Our ability to retain and expand our member base among existing clients is also demonstrated in the chart below, which represents the LTM calculated billings from each client cohort over the years presented. The cohort for a given year represents clients that provided their eligible lives with access to our platform and started the billing relationship with us directly or through a partner in that year. For example, the 2021 cohort represents all clients that were first billed by us or our partners between January 1, 2021 and December 31, 2021. We believe our existing client relationships have continued to deepen across cohorts as a result of our dedicated focus on product and program innovation and new marketing initiatives to drive continued member engagement and yield expansion.

Innovation and Client Product Adoption

We are committed to continuous innovation at Hinge Health. We believe the market for digital MSK care is still in its early stages and intend to continue investing for long-term growth. We enable positive member outcomes and proven cost reductions by pairing AI-powered motion tracking technology and wearable pain relief and have continually driven innovations in MSK care since 2014. We have increased the number of affected areas addressed by our programs, from two at our inception (knee and back), to sixteen as of December 31, 2024 (neck, upper back, shoulders, elbows, forearms, wrists, hands, lower back, hips, pelvic region, thighs, knees, shins, calves, ankles, and feet). This increase allows us to reach more members and drive increased utilization within the eligible life populations of our clients. In 2023, we unveiled our proprietary AI-powered motion tracking technology, TrueMotion, to replace sensors for our members, which enables us to provide effective motion guidance and enables members to engage with their exercises using only the camera on their preferred device. This not only increases accessibility and enables our members to engage anywhere but has also lowered our cost of providing care by reducing hardware costs.

We have also introduced Enso, an FDA-cleared, wearable device for lasting pain relief, and developed HingeConnect, our proprietary AI-driven database for real-time care interventions and external provider coordination. More recently, we launched specialized care for women’s pelvic health and a fall prevention program to help adults aged 65 and older improve their physical abilities. Clients representing over 75% of eligible lives have adopted our women’s pelvic health program as of December 31, 2024. In addition, a fall prevention program has recently launched within Medicare Advantage where almost 70% of those clients’ eligible lives now have access to Hinge Health. We believe we have a significant runway ahead within our current and future partner and client populations to expand adoption of our newly launched programs, and we plan to continue to innovate and identify ways to further integrate our platform and programs into the member journey for MSK care.

Expansion of Client Base in New Markets

We see opportunities to expand beyond our current markets of self-insured and fully-insured employers, Medicare Advantage plans, and federal insurance plans. We currently primarily cover eligible lives within the United States and we are in the early stages of our international expansion. In the third quarter of 2024, we began introducing our global program to clients that are United States-based multinational corporations. We expanded into Canada in the third quarter of 2024, and we expect to offer our global program in several European countries in the first half of 2025 and continue to grow that program globally in 2025. Initially, we are expanding through the global footprint of our current clients’ employee base with the objective of supporting our clients’ employees in geographies that are key to them. We also plan to expand to non-U.S. based employers and government payers in countries outside of the United States over time. Our global program does not include hardware or care team access and support, which results in expending less resources for international expansion, including for shipping operations or local care team support, and enables us to more efficiently expand into other countries. As we expanded internationally, we have incurred and expect to incur additional costs to develop our global program and address international regulations, including research and development expenses and expenses for third-party professional services, and we expect that international expansion could increase our number of contracted lives over time. We are in the early stages of our international expansion, but we believe that international expansion could increase our number of contracted lives. We are also looking to expand into additional government agencies and government healthcare programs such as Medicare and Medicaid.

Sales Cycle and Intra-Year Launches

Given our typical sales cycle, we experience seasonality in our business that has historically resulted in higher calculated billings and related costs during certain periods. A majority of clients enter contracts with us in the second half of each calendar year, in line with the typical employee benefit enrollment period. Most of these clients are launched in the first half of the following calendar year. We have seen varying levels of intra-year launches since our inception. While some clients choose to sign and launch within the same year, these clients represent a much smaller percentage of our clients. We believe that any improvements in the speed at which we can sign and launch new clients can increase our revenue in a given year. Through strategic partnerships with health plans, PBMs, TPAs, and other ecosystem entities, we have streamlined our implementation process to enable activation in a 40–100 day period compared to what we believe is a typically much longer implementation period in healthcare.

Successful Management of Changes to Macroeconomic Conditions

We believe our business is resilient even in difficult macroeconomic conditions given our focus on delivering positive outcomes for our members and ROI for our clients. In tougher economic periods, our business continued to see substantial growth as cost management became an even higher priority for clients. Our cost base is mostly variable, and we maintain strong operational focus with efficiency improvement targets for every function within the company.

In April 2024, we announced a restructuring plan (the “2024 Restructuring Plan”) to reduce our workforce by approximately 160 people, or approximately 10% of our workforce, to simplify our operations and better align resources with priorities. Restructuring charges were $7.5 million, which consisted of employee transition, severance payments, and employee benefits. The execution of the 2024 Restructuring Plan was completed by December 31, 2024.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business:

	Year Ended December 31,
	2023	2024
Number of clients	1,657	2,256
Members	370,526	532,326
LTM average eligible lives (in thousands)	12,181	15,747
LTM calculated billings (in thousands)	$328,827	$467,504

Number of Clients: We view this number as an important metric to assess the performance of our business as an increased number of clients drives growth, increases brand awareness, and helps provide scale to our business. Clients are defined as businesses or organizations, which we call entities, that have at least one active agreement with us at the end of a particular period. Entities that procure our platform through our partners are counted as individual clients. We do not count our partners as clients, unless they also separately have at least one active client agreement with us. When a partner has an agreement with us for their fully-insured population, that partner is deemed to be one client, despite there being multiple fully-insured employers within that entity that have access to our platform.

Members: Growth in the number of members is an indicator of penetration of our platform and programs within clients and expansion of our client base. This metric is a key driver of our calculated billings and provides an indication of our future revenue performance. We calculate the number of members at the end of a particular period based on the total number of eligible lives who have engaged with our platform in the last 12 months and whose engagements have been billed or are contractually eligible to be billed.

LTM Average Eligible Lives: This represents the population to whom we can begin meaningful marketing and promotion. As eligible lives can fluctuate throughout the year given changes in our clients’ populations, we take the average of the clients who are live in the first quarter to those who are live at the end of the last quarter in a given 12-month period to best determine the number of lives we had access to convert into members. Our management uses LTM average eligible lives to model the business and measure the enrollment we are able to achieve within our client base. LTM average eligible lives are defined as the average number of eligible lives calculated as the sum of eligible lives as of the first quarter to the end of the last quarter in a given annual period, divided by two.

LTM Calculated Billings: We believe calculated billings on a last 12-month basis helps investors better understand our performance for a particular period given the seasonality in our model that creates quarterly fluctuations based on the timing of new client launches and number of intra-year launches. We anticipate that this seasonality will continue and therefore focus on LTM calculated billings as a result. Our revenue generally does not reflect this seasonality and these quarterly fluctuations given that we recognize revenue ratably over the term that members have access to our platform. LTM calculated billings are defined as total revenue, plus the change in deferred revenue, less the change in contract assets for a given 12-month period.

Components of Results of Operations

Revenue

Revenue is the income generated from member subscription fees paid to access our technology platform to treat and prevent MSK pain. Revenue recognition begins once a billable activity is completed and is typically ratable over the 12-month member subscription period. Due to the timing of our sales cycle, revenue from new clients contracted in a given year is largely recognized in the following year. For more information on how we recognize our revenue, see the section titled “Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenue

Cost of revenue consists of costs that are related to the delivery of our platform. These costs primarily include personnel-related costs, including employee salaries, stock-based compensation, and other related expenses for our care team, support operations personnel, and site reliability engineering personnel. Cost of revenue also includes inventory costs, which are amortized over the member’s subscription period, provisions for excess and obsolete inventory, and technology support costs, which include hosting and information technology costs and amortization of internal-use software. As part of our AI-powered motion tracking technology transition, which is separate and distinct from the costs we recognize as part of our normal recurring excess and obsolete inventory costs, we also incurred excess and obsolete inventory charges related to our strategic decision in 2023 to shift away from providing kits with tablets and wearable sensors. As part of this transition, we shifted to a model that encourages members to use their own devices to access the platform. In order to support the growth of our business and serve our members and clients, we expect our cost of revenue to increase on an absolute dollar basis as our revenue increases, and we expect our cost of revenue to fluctuate on a quarterly basis and grow on an annual basis.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue and is affected by several factors, including the timing of the acquisition of new clients and launch of our programs, our introduction of new programs, and the extent to which we can increase the efficiency of our technology through ongoing improvements, cost reduction, and operational efficiency. We expect our gross profit to increase on an absolute dollar basis over time primarily due to an increase in revenue and we expect gross margin to fluctuate from quarter to quarter.

Research and Development

Research and development expenses consist primarily of personnel-related costs, including employee salaries, stock-based compensation, and other related expenses for our engineering and product teams that are responsible for enhancing our platform and developing new or enhanced programs. Research and development expenses also include costs for third-party services and contractors and software-related costs. We capitalize internal-use software development costs that qualify for capitalization and appropriately reduce research and development expenses. We expect research and development expenses will increase on an absolute dollar basis as we continue to enhance our platform and develop new and enhanced programs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, including employee salaries, stock-based compensation, and other related expenses, internal and third-party sales commissions, and marketing and promotional expenses. We amortize third-party sales commissions and amortize a portion of internal sales commissions over the respective benefit periods. We expect sales and marketing expenses will increase on an absolute dollar basis as we continue to grow our business and expand into new markets, and we expect sales and marketing expenses will fluctuate on a quarterly basis to align with our member enrollment trends.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including employee salaries, stock-based compensation, and other related expenses for finance, legal, human resources, and other administrative related teams. General and administrative expenses also include third-party professional services for outside legal and accounting services, information technology and software related costs, and other corporate related expenses. We expect general and administrative expenses will increase as we continue to grow our business and incur compliance costs associated with being a publicly-traded company, including legal, audit, insurance, and consulting fees.

Other Income, Net

Other income, net consists primarily of income earned from our cash deposits held in interest-bearing accounts.

Provision For (Benefit From) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in U.S. federal, state, and local jurisdictions and certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our U.S. federal and state net deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of revenue for each of the years indicated. The year-to-year comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2023	2024
	(in thousands)
Revenue	$292,730	$390,404
Cost of revenue	98,551	90,502

Gross profit	194,179	299,902

Operating expenses:
Research and development	110,058	100,839
Sales and marketing	147,619	167,058
General and administrative	67,016	63,915

Total operating expenses	324,693	331,812

Loss from operations	(130,514)	(31,910)

Other income:
Other income, net	21,968	20,654

Net loss before income taxes	(108,546)	(11,256)
Provision for (benefit from) income taxes	(405)	677

Net loss	$(108,141)	$(11,933)

	Year Ended December 31,
	2023	2024
	(as a percentage of revenue)
Revenue	100%	100%
Cost of revenue	34%	23%

Gross profit	66%	77%

Operating expenses:
Research and development	38%	26%
Sales and marketing	50%	43%
General and administrative	23%	16%

Total operating expenses	111%	85%

Loss from operations	(45%)	(8)%

Other income:
Other income, net	8%	5%

Net loss before income taxes	(37%)	(3)%
Provision for (benefit from) income taxes	—	—

Net loss	(37%)	(3)%

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
Revenue	$292,730	$390,404	$97,674	33%

Revenue for the year ended December 31, 2024 increased by $97.7 million, or 33%, compared to the year ended December 31, 2023. The increase was due to an increase of $93.3 million from existing clients and $4.4 million from new clients. Due to the timing of our sales cycle, revenue from new clients contracted in a given year is largely recognized in the following year. As such, the majority of our revenue growth in 2024 came from existing clients that were contracted in 2023 or prior. The increase within existing clients is the result of retaining and adding more members within our existing client base.

Cost of Revenue

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
Cost of revenue	$98,551	$90,502	$(8,049)	(8)%

Cost of revenue for the year ended December 31, 2024 decreased by $8.0 million, or 8%, compared to the year ended December 31, 2023. The decrease was primarily due to a decrease of $21.5 million in inventory costs due to the AI-powered motion tracking technology transition, which also included a decrease of $8.5 million in excess and obsolete inventory charges related to the transition. The decrease in inventory costs was partially offset by an increase of $2.6 million in Enso device costs, which takes into account an increase in Enso devices delivered to members, as well as a reduction in the per unit cost for our Enso device. The decrease in inventory costs was partially offset by an $8.3 million increase in payroll and related costs from our care team to support an increase in our number of members as well as an increase of $0.7 million in hosting costs and $0.7 million in restructuring costs related to the 2024 Restructuring Plan.

Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
Gross profit	$194,179	$299,902	$105,723	54%
Gross margin	66%	77%

Gross margin for the year ended December 31, 2024 increased by 11 percentage points compared to the year ended December 31, 2023. The increase was due to an increase in revenue and a decrease in inventory costs, which was primarily due to our transition to our AI-powered motion tracking technology.

Operating Expenses

Research and Development

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
Research and development	$110,058	$100,839	$(9,219)	(8)%

Research and development expenses for the year ended December 31, 2024 decreased by $9.2 million, or 8%, compared to the year ended December 31, 2023. The decrease was primarily due to a decrease of $11.5 million in personnel-related costs, which were attributable to lower headcount as a result of the 2024 Restructuring Plan, and a decrease of $1.3 million in contractor costs, partially offset by an increase of $3.3 million in restructuring costs related to the 2024 Restructuring Plan.

Sales and Marketing

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
Sales and marketing	$147,619	$167,058	$19,439	13%

Sales and marketing expenses for the year ended December 31, 2024 increased by $19.4 million, or 13%, compared to the year ended December 31, 2023. The increase was primarily due to an increase of $13.5 million in marketing and promotion costs to support our growth initiatives, an increase of $5.0 million in commissions due to higher revenue and an increase of $1.9 million in restructuring costs related to the 2024 Restructuring Plan.

General and Administrative

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
General and administrative	$67,016	$63,915	$(3,101)	(5)%

General and administrative expenses for the year ended December 31, 2024 decreased by $3.1 million, or 5%, compared to the year ended December 31, 2023. The decrease was primarily due to a decrease of $6.1 million in personnel-related costs, which were attributable to lower headcount as a result of the 2024 Restructuring Plan, partially offset by an increase in restructuring costs of $1.5 million related to the 2024 Restructuring Plan and an increase of $1.4 million in software related costs.

Other Income, Net

	Year Ended December 31,		Change
	2023	2024	$	%
	(in thousands, except percentages)
Other income, net	$21,968	$20,654	$(1,314)	(6)%

Other income, net was $20.7 million for the year ended December 31, 2024 compared to $22.0 million for the year ended December 31, 2023, which consisted, in both years, of interest earned from our cash, cash equivalents, and marketable securities held in interest-bearing accounts.

Provision for (Benefit from) Income Taxes

Provision for income taxes for the year ended December 31, 2024, was $0.7 million, primarily driven by federal and state income taxes. This compares to benefit from income taxes of $0.4 million for the year ended December 31, 2023, which was mainly attributable to a foreign valuation allowance release, partially offset by foreign withholding taxes.

Non-GAAP Financial Measures

In addition to our results prepared in accordance with GAAP, we believe the following non-GAAP financial measures, including non-GAAP gross profit and gross margin, non-GAAP income (loss) from operations and operating margin, and free cash flow included in this prospectus, provide users of our financial information with additional useful information in evaluating our performance and liquidity and allows them to more readily compare our results across periods without the effect of non-cash and other items as detailed below. Additionally, our management and board of directors use our non-GAAP financial measures to evaluate our performance and liquidity, identify trends and make strategic decisions.

There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. Our non-GAAP financial measures should not be considered in isolation or as alternatives to gross profit, gross margin, income (loss) from operations, net cash provided by (used in) operating activities or any other measure of financial performance calculated and presented in accordance with GAAP.

Non-GAAP Gross Profit and Gross Margin

We define non-GAAP gross profit as gross profit presented in accordance with GAAP, adjusted to exclude non-cash, non-operational and non-recurring items, including excess and obsolete inventory charges related to our AI-powered motion tracking technology transition, stock-based compensation expense, amortization of intangible assets, and restructuring and other expenses. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue.

The principal limitation of non-GAAP gross profit and non-GAAP gross margin is that it excludes significant expenses that are required by GAAP to be recorded in our consolidated financial statements, including non-cash expenses, and the impact of non-recurring charges that we do not consider to be indicative of our ongoing core operations.

The following table provides a reconciliation of non-GAAP gross profit and non-GAAP gross margin to gross profit and gross margin, which are the most directly comparable financial measures presented in accordance with GAAP:

	Year Ended December 31,
	2023	2024
	(in thousands, except percentages)
Non-GAAP gross profit and gross margin reconciliation:
GAAP gross profit	$194,179	$299,902
GAAP gross margin	66%	77%
Excess and obsolete inventory charges(1)	10,264	1,812
Stock-based compensation expense(2)	166	97
Amortization of intangible assets	378	378
Restructuring and other expenses	—	691

Non-GAAP gross profit	$204,987	$302,880

Non-GAAP gross margin	70%	78%

(1)

Reflects our strategic decision in the first half of 2023 to shift away from providing kits with tablets and wearable sensors. As part of this shift, we began to provide access to our platform through our app on members’ personal smartphone or tablet and replaced all sensors for members with our proprietary AI-powered motion tracking technology.

(2)	For further stock-based compensation expense details, see the section titled “—Non-GAAP Loss From Operations and Operating Margin” below.

Non-GAAP Loss From Operations and Operating Margin

We define non-GAAP loss from operations as loss from operations presented in accordance with GAAP, adjusted to exclude non-cash, non-operational and non-recurring items, including excess and obsolete inventory charges related to our AI-powered motion tracking technology transition, stock-based compensation expense, amortization of intangible assets, restructuring and other expenses, and employer payroll tax expenses related to stock-based compensation. We define non-GAAP operating margin as non-GAAP loss from operations divided by revenue.

The principal limitation of non-GAAP loss from operations and non-GAAP operating margin is that it excludes significant expenses that are required by GAAP to be recorded in our consolidated financial statements, including non-cash expenses, and the impact of non-recurring charges that we do not consider to be indicative of our ongoing core operations.

The following table provides a reconciliation of non-GAAP loss from operations and operating margin to loss from operations and operating margin, the most directly comparable financial measures presented in accordance with GAAP:

	Year Ended December 31,
	2023	2024
	(in thousands, except percentages)
Non-GAAP loss from operations and operating margin reconciliation:
GAAP loss from operations	$(130,514)	$(31,910)
Operating margin	(45)%	(8)%
Excess and obsolete inventory charges(1)	10,264	1,812
Stock-based compensation expense(2)	1,645	739
Amortization of intangible assets	378	378
Restructuring and other expenses	—	9,138
Employer payroll tax expenses related to stock-based compensation	—	(6,253)

Non-GAAP loss from operations	$(118,227)	$(26,096)

Non-GAAP operating margin	(40)%	(7)%

(1)

Reflects our strategic decision in the first half of 2023 to shift away from providing kits with tablets and wearable sensors. As part of this shift, we began to provide access to our platform through our app on members’ personal smartphone or tablet and replaced all sensors for members with our proprietary AI-powered motion tracking technology.

(2)	Stock-based compensation expense:

	Year Ended December 31,
	2023	2024
	(in thousands)
Cost of revenue	$166	$97
Research and development	495	202
Sales and marketing	511	223
General and administrative	473	217

Total	$1,645	$739

Free Cash Flow

We define free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a helpful indicator of liquidity that provides information to management and investors about the amount of cash generated or used by our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business and strengthening our financial position.

The principal limitation of free cash flow is that it does not represent the total increase or decrease in our cash balance for a given period.

The following table provides a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable financial measures presented in accordance with GAAP:

	Year Ended December 31,
	2023	2024
	(in thousands)
Free cash flow reconciliation:
Net cash provided by (used in) operating activities	$(63,909)	$49,002
Less: cash purchases of equipment and software (including capitalized internal-use software)	(4,615)	(3,773)

Free cash flow	$(68,524)	$45,229

Quarterly Results of Operations Data

The following tables summarize our selected unaudited quarterly consolidated statements of operations data and the percentage of revenue for each of the quarters indicated. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical quarterly results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in thousands)
Revenue	$60,013	$69,843	$81,352	$81,522	$82,708	$89,825	$100,615	$117,256
Cost of revenue (1)	26,069	26,197	23,236	23,049	24,768	23,208	21,358	21,168

Gross profit	33,944	43,646	58,116	58,473	57,940	66,617	79,257	96,088

Operating expenses:
Research and development (1)	25,223	27,800	28,457	28,578	29,763	24,920	23,785	22,371
Sales and marketing (1)	33,911	36,072	36,370	41,266	42,143	44,894	44,570	35,451
General and administrative (1)	15,392	16,906	15,601	19,117	17,458	14,354	14,747	17,356

Total operating expenses	74,526	80,778	80,428	88,961	89,364	84,168	83,102	75,178

Income (loss) from operations	(40,582)	(37,132)	(22,312)	(30,488)	(31,424)	(17,551)	(3,845)	20,910
Other income:
Other income, net	5,163	5,290	5,577	5,938	5,118	4,986	5,295	5,255

Net income (loss) before income taxes	(35,419)	(31,842)	(16,735)	(24,550)	(26,306)	(12,565)	1,450	26,165
Provision for (benefit from) income taxes	—	—	32	(437)	158	361	1,109	(951)

Net income (loss)	$(35,419)	$(31,842)	$(16,767)	$(24,113)	$(26,464)	$(12,926)	$341	$27,116

(1)	Includes stock-based compensation:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in thousands)
Cost of revenue	$48	$41	$38	$39	$35	$37	$22	$3
Research and development	132	135	118	110	80	81	36	5
Sales and marketing	140	138	128	105	91	89	36	5
General and administrative	148	193	72	60	98	99	21	1

Total	$468	$507	$356	$314	$304	$306	$115	$14

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Percentages)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	43%	38%	29%	28%	30%	26%	21%	18%

Gross profit	57%	62%	71%	72%	70%	74%	79%	82%

Operating expenses:
Research and development	42%	40%	35%	35%	36%	28%	24%	19%
Sales and marketing	57%	52%	45%	51%	51%	50%	44%	30%
General and administrative	26%	24%	19%	23%	21%	16%	15%	15%

Total operating expenses	125%	116%	99%	109%	108%	94%	83%	64%

Income (loss) from operations	(68)%	(54)%	(28)%	(37)%	(38)%	(20)%	(4)%	18%
Other income:
Other income, net	9%	8%	7%	7%	6%	6%	5%	4%

Net income (loss) before income taxes	(59)%	(46)%	(21)%	(30)%	(32)%	(14)%	1%	22%
Provision for (benefit from) income tax	—%	—%	—%	(1)%	—%	—%	1%	(1)%

Net income (loss)	(59)%	(46)%	(21)%	(29)%	(32)%	(14)%	—%	23%

Quarterly Revenue

Our revenue increased across all quarters presented primarily due to an increase in new clients, which resulted in new members engaging with our platform, as well as an increase in member yield.

Quarterly Cost of Revenue and Operating Expenses

Cost of revenue generally decreased across the quarters as we streamlined the costs associated with delivering our platform. We have reduced our inventory costs over time and transitioned away from providing kits with tablets and wearable sensors, and we launched TrueMotion, our AI-powered motion tracking technology, broadly to all members in January 2024. We have generally increased our personnel-related costs across the quarters due to our increased headcount of our care team to support member growth.

Our research and development expense increased sequentially through the quarter ending March 31, 2024, primarily due to higher personnel-related costs associated with increased headcount. As a result of the 2024 Restructuring Plan, research and development expense decreased in each of the last three quarters of 2024.

Our sales and marketing costs generally increased sequentially due to increased marketing and promotion costs to support our growth initiatives as well as higher commission costs due to higher revenue. In the second and third quarters of 2024, increased marketing costs and commission expenses were offset by lower payroll costs attributable to the 2024 Restructuring Plan, which resulted in expenses growing moderately. In the fourth quarter of 2024, we reduced our marketing and promotion costs relative to prior 2024 quarters.

Our general and administrative costs fluctuated across the quarters presented due to employee headcount and other administrative expenses to support our growth. In the fourth quarters of 2024 and 2023, we incurred higher administrative spend related to outside professional services and travel.

Non-GAAP Financial Measures

Non-GAAP Gross Profit and Gross Margin Reconciliation:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in thousands)
GAAP gross profit	$33,944	$43,646	$58,116	$58,473	$57,940	$66,617	$79,257	$96,088
GAAP gross margin	57%	62%	71%	72%	70%	74%	79%	82%
Excess and obsolete inventory charges	3,119	3,481	1,300	2,364	503	1,309	—	—
Restructuring and other expenses	—	—	—	—	—	711	(20)	—
Amortization of intangible assets	95	94	94	95	95	95	94	94
Stock-based compensation expense	48	41	38	39	35	37	22	3

Non-GAAP gross profit	$37,206	$47,262	$59,548	$60,971	$58,573	$68,769	$79,353	$96,185

Non-GAAP gross margin	62%	68%	73%	75%	71%	77%	79%	82%

Non-GAAP Income (Loss) from Operations and Operating Margin Reconciliation:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in thousands)
GAAP income (loss) from operations	$(40,582)	$(37,132)	$(22,312)	$(30,488)	$(31,424)	$(17,551)	$(3,845)	$20,910
GAAP operating margin	(68)%	(53)%	(27)%	(37)%	(38)%	(20)%	(4)%	18%
Excess and obsolete inventory charges	3,119	3,481	1,300	2,364	503	1,309	—	—
Restructuring and other expenses	—	—	—	—	1,071	7,700	(44)	411
Amortization of intangible assets	95	94	94	95	95	95	94	94
Stock-based compensation expense	468	507	356	314	304	306	115	14
Employer payroll tax expense related to stock-based compensation	—	—	—	—	—	(6,253)	—	—

Non-GAAP income (loss) from operations	$(36,900)	$(33,050)	$(20,562)	$(27,715)	$(29,451)	$(14,394)	$(3,680)	$21,429

Non-GAAP operating margin	(61)%	(47)%	(25)%	(34)%	(36)%	(16)%	(4)%	18%

Liquidity and Capital Resources

We have historically financed our operations primarily through net proceeds from the sale of our redeemable convertible preferred stock and payments received from our clients.

As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents of $300.8 million, and marketable securities of $165.8 million. Our cash and cash equivalents consist of cash in bank accounts, money market accounts, and other highly liquid investments with original maturities of 90 days or less from the date of purchase. Our marketable securities consist of U.S. treasury securities, investment-grade corporate and government agency securities, and commercial paper. Our primary uses of cash are personnel-related, inventory and selling, marketing and related costs.

We believe our existing cash, cash equivalents, and marketable securities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, though we may require additional capital resources in the future. Our future capital requirements will depend on many factors, including our growth rate, headcount, sales and marketing activities, research and development activities, the introduction of new features and programs, and acquisitions. If we require additional capital, we may not be able to raise such capital on reasonable terms, or at all.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,
	2023	2024
	(in thousands)
Net cash provided by (used in) operating activities	$(63,909)	$49,002
Net cash provided by investing activities	1,501	18,312
Net cash used in financing activities	(3,000)	(2,202)

Operating Activities

Net cash provided by operating activities was $49.0 million for the year ended December 31, 2024. This primarily related to our net loss of $11.9 million and net cash inflows of $13.5 million due to changes in operating assets and liabilities, adjusted for non-cash charges of $47.4 million. The change in operating assets and liabilities was driven by an increase in deferred revenue of $77.2 million, partially offset by an increase in deferred commissions of $38.5 million, a decrease in accounts payable and accrued liabilities of $11.0 million, an increase in prepaid and other assets of $9.2 million, and a decrease in lease liabilities of $4.7 million. The changes in our operating assets and liabilities were primarily due to the growth of our business, timing of cash receipts from clients, and timing of cash payments to our vendors.

Net cash used in operating activities was $63.9 million for the year ended December 31, 2023. This primarily related to our net loss of $108.1 million and net cash inflows of $9.4 million from changes in operating assets and liabilities, adjusted for non-cash charges of $34.8 million. The change in operating assets and liabilities was driven by an increase in deferred revenue of $36.0 million, increase in accounts payable and accrued liabilities of $11.6 million and a decrease in inventory of $10.6 million, partially offset by an increase in deferred commissions of $27.8 million and an increase in accounts receivable of $23.1 million. The changes in our operating assets and liabilities were primarily due to the growth of our business, timing of cash receipts from clients, and timing of cash payments to our vendors.

Investing Activities

Net cash provided by investing activities was $18.3 million for the year ended December 31, 2024, driven by net proceeds from marketable securities of $22.1 million, offset in part by $3.8 million used for purchases of property, equipment and capitalized internal-use software.

Net cash provided by investing activities was $1.5 million for the year ended December 31, 2023, driven by net proceeds from marketable securities of $6.1 million, offset in part by $4.6 million used for purchases of property, equipment and capitalized internal-use software.

Financing Activities

Net cash used in financing activities was $2.2 million for the year ended December 31, 2024, consisting of $2.8 million paid for deferred offering costs related to our pending initial public offering, partially offset by $0.6 million of proceeds from the exercise of employee stock options.

Net cash used in financing activities was $3.0 million for the year ended December 31, 2023, consisting of $2.9 million cash paid for the settlement of acquisition related holdbacks and $0.6 million for deferred offering costs, partially offset by $0.5 million of proceeds from the exercise of employee stock options.

Cash Management

We manage our operating cash activities through banking relationships with our domestic and international subsidiaries. We diversify our cash deposits across well-established financial institutions to reduce our exposure to counterparty and concentration risk.

We expect a continued increase in our cash balances as our business continues to grow and as a result of the proceeds generated from our initial public offering. We expect to maintain a diversified cash management strategy to primarily include money market funds, highly-liquid debt instruments such as U.S. treasury securities, investment-grade corporate and government agency securities and commercial paper to reduce our exposure on banking deposits.

Lease Obligations

We enter into various non-cancellable lease agreements for certain office space in the normal course of business. Our non-cancellable lease obligations as of December 31, 2024 were $11.1 million, of which $3.8 million is payable within 12 months.

Other Contractual Obligations

We enter into various non-cancellable agreements with marketing vendors and various service providers. Our noncancellable obligations as of December 31, 2024 were not material for disclosure purposes. Additionally, in February 2025, we entered into a stock repurchase agreement with Coatue US 70 LLC and Coatue Growth Fund IV LP (together, “Coatue”). Pursuant to this stock repurchase agreement, immediately prior to the completion of this offering, we will repurchase shares of our Series E preferred stock from Coatue US 70 LLC for an aggregate purchase price of $50.0 million.

Vesting of RSUs and PRSUs

We have granted RSUs and PRSUs to our employees and certain non-employees. All the RSUs vest upon the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. All the PRSUs vest upon the satisfaction of a service-based vesting condition and/or a performance-based vesting condition, and a liquidity event vesting condition. During the quarter in which this offering is completed, we will be recording stock-based compensation expense for the RSUs and PRSUs that have previously achieved the service-based vesting condition and/or the performance-based condition, as applicable, and begin recording stock-based compensation expense for these RSUs and PRSUs with a liquidity-based vesting condition as the service-based vesting condition or performance-based condition is achieved. If this offering had occurred on December 31, 2024, we would have recognized cumulative stock-based compensation expense related to RSUs and PRSUs of $338.8 million and $179.6 million, respectively, for which the service-based vesting condition was satisfied or partially satisfied, and the remaining unrecognized stock-based compensation expense relating to these RSUs and PRSUs would have been $64.3 million and $49.8 million, respectively.

In connection with the RSU Net Settlement, we are required to withhold taxes on the fair value at applicable minimum statutory rates. Accordingly, to satisfy tax withholding and remittance obligations in connection with the RSU Net Settlement, we will withhold the number of shares necessary to satisfy the tax obligations based on the initial public offering price. We currently expect that the average of these withholding tax rates will be approximately  %. We intend to use a portion of the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the RSU Net Settlement. Based on the assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated    shares underlying RSUs and PRSUs vesting in connection with our initial public offering, and an assumed  % tax withholding rate for certain of our employees from whom we will withhold taxes, we would use approximately $   to satisfy our tax withholding and remittance obligations related to the RSU Net Settlement. The amount of tax withholding and remittance obligations related to the RSU Net Settlement could be higher or lower, depending on the price of shares of our Class A common stock in this offering, and the actual number of pre-offering RSUs and PSUs outstanding for which the service-based vesting condition has been satisfied on the initial settlement date.

Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We earn revenue from subscription fees by providing access to our platform and programs to treat and prevent MSK pain. We currently sell subscriptions to our clients and generate revenue entirely in the United States.

We determine revenue recognition through the following five steps:

•	Identification of the contract, or contracts, with a client;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue, when, or as, we satisfy a performance obligation.

We determine that we have a contract with a client (1) when the contract has been approved by both parties, (2) we can identify each party’s rights regarding the services to be transferred and the payment terms for the services, and (3) we have determined that the client has the ability and intent to pay. We apply judgment in determining the client’s ability and intent to pay, which is based on a variety of factors, including the client’s payment history or new client reputation and relationship with a health plan partner, as applicable. Our typical contracts have a stated contractual term of three years; however, for revenue recognition purposes, the contractual period is one year to align with the member subscription period as there are no enforceable rights or obligations until a subscription period for a member commences upon a first billable activity. After the initial stated contractual term, our contracts renew automatically for additional one-year terms unless notice of termination is given by the client or us.

The contracts contain a number of promised goods and services, including access to our platform, technical support, as well as peripheral products, which includes the Enso device. We have determined our contracts contain three performance obligations which are provided to members: (1) access to the platform that is delivered over time; (2) technical support which is delivered in the same pattern using the output method; and (3) the peripheral products, when and if sent as a part of our platform. As the platform and technical support are provided to the client concurrently over the contract term and have the same pattern of transfer, we have concluded that these performance obligations represent one performance obligation consisting of a series of distinct services over the contract term.

We may provide the Enso device as part of our platform, which remains our legal property during the contract term. We determine whether or not the Enso device is sent to members based on criteria that we control. If the Enso device is sent to a member as part of the platform, it constitutes a lease component as this device remains our property and the member has the right to direct the use of the device during the contract term. Delivery of the device causes a change to the scope of the contract, as both our and client’s rights have changed. We account for this change as a contract modification resulting in the termination of the old contract and the start of a new contract. Our Enso device qualifies to be accounted for as an operating lease and the pattern of delivery from contract modification date to contract termination is consistent with the timing for non-lease components in the contract. For these client arrangements where the Enso device is leased in combination with services, we consider the arrangement to be predominately a service and thus a combined single performance obligation for purposes of revenue recognition.

The transaction price is a fixed annual fee during a service period. The majority of our contracts are billed after a member’s first completed billing activity, either the full annual fee at that time or upon the achievement of cohort milestones which are primarily achieved once contractual exercise thresholds are met at a cohort level. When the billable volume varies based upon the achievement of cohort milestones, the consideration is variable at contract outset, and we estimate the variable consideration per member using the expected value method. To the extent we cannot estimate with reasonable certainty the likelihood that the cohort milestone will be achieved, we constrain this portion of the transaction price and recognize it when or as the uncertainty is resolved, which is typically within a short period of time. Based on historical achievement experience and periodic lookbacks we adjust revenue when the uncertainty has been resolved and we deem it probable that a significant reversal of revenue will not occur. If the actual amounts of consideration received differ from our estimates, we adjust reported revenue in the period such variances become known. For the year ended December 31, 2024 and 2023, changes to estimated variable consideration were not material.

Members have access to our platform for a 12-month subscription term, which begins after the individual has completed their first billable activity on the platform—we do not earn any fees until this point. We recognize revenue for each member ratably over the 12-month member subscription period in order to match the pattern of revenue recognition to the pattern of costs incurred in delivering our platform.

Timing of revenue recognition may differ from the timing of billing. A majority of our clients are billed upfront or throughout the first quarter of the member’s subscription period. Our performance obligations are satisfied within 12 months of the member’s first billable activity. Our contracts do not contain significant financing components.

Additionally, certain performance guarantees are included in most contracts and are estimated at each reporting period based on our historical performance or other available information. We recognize any estimated adjustments to the contract price for not achieving the performance guarantees as an adjustment to revenue. Payouts on these performance guarantees have been immaterial to date.

Stock-Based Compensation

We measure stock-based compensation awards, including stock options and RSUs, PRSUs and restricted stock awards (“RSAs”) based on the estimated fair value of the awards on the date of grant. We record stock-based compensation expenses for awards issued to employees and non-employees at fair value with a corresponding increase in additional paid-in capital. For awards that contain service conditions only, we recognize compensation expenses on a straight-line basis over the requisite service period of the award. We recognize forfeitures when they occur. We have not granted stock options since March 2021.

The RSUs vest upon the occurrence of both a service-based condition and a liquidity event. We have not recognized any compensation cost related to awards with liquidity-based vesting conditions through December 31, 2024, as we have determined the occurrence of a liquidity event is not probable. We will record the expense for these awards using the accelerated attribution method over the remaining service period when the liquidity-based vesting condition is determined to be probable. We calculate the fair value of each RSU grant based on the estimated fair value of our common stock on the date of grant.

The PRSUs granted are subject to not only a service-based, but also a performance-based vesting condition. The performance condition includes various milestones based on market capitalization thresholds or revenue targets as well as the occurrence of a liquidity event. We have not recognized any compensation cost through December 31, 2024, as we have determined the occurrence of a liquidity event is not probable. We will record the expense for these awards using the accelerated attribution method over the remaining service period when we determine satisfaction of the liquidity-based vesting conditions, and the milestones are probable. The fair value of market condition PRSU grants are based on the Monte Carlo simulation model which incorporates multiple valuation assumptions, including the probability of achieving the market condition, the term of the awards, and the expected common share volatilities.

The RSAs are considered issued because they are legally issued and have voting and dividends rights. The shares are included in the outstanding common stock on the statement of redeemable convertible preferred stock and stockholders’ deficit in the consolidated balance sheets but are excluded in the calculation of basic net loss per share attributable to common stockholders in the consolidated statement of operations and comprehensive loss because the shares are considered to be contingently returnable shares for accounting purposes.

Given the absence of an active market for our common stock, management is required to estimate the fair value of our common stock at the time of each grant of a stock-based compensation award. We utilize various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of our common stock. Each valuation methodology includes estimates and assumptions that require our judgment. These estimates and assumptions include a number of objective and subjective factors in determining the value of our common stock at each grant date, including the following factors:

•	Prices paid for our capital stock, which we have sold to outside investors in arm’s-length transactions, considering the rights and privileges of the securities sold relative to the common stock;

•	Prices paid for shares of our common stock sold in secondary market transactions;

•	Valuations performed by an independent valuation specialist;

•	Our stage of development and revenue growth;

•	The market performance of comparable publicly traded companies;

•	Adjustments necessary to recognize a lack of marketability for the common stock underlying the granted RSUs, PRSUs and RSAs;

•	The likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of us, given prevailing market conditions; and

•	The U.S. and global economic and capital market conditions and outlook.

Common Stock Valuation

Because our common stock is not publicly traded, our management exercises significant judgment in determining the fair value of our common stock on the date of each grant. In determining the fair market value of our common stock, our management considers several objective and subjective factors, as noted above, with input from management and assistance from an independent third-party valuation firm.

In valuing our common stock, we first determine the equity value using both the income and market approach valuation methods. In addition, we also consider values implied by sales of preferred and common stock, if applicable. We then allocate the equity value to our classes of stock using an option pricing method.

The income approach estimates equity value based on the expectation of future cash flows that we will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate based on a weighted-average cost of capital that reflects the risks inherent in the cash flows. The market approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business as us. From the comparable companies, a representative market value multiple is determined and then applied to our financial forecasts.

Once we determine an equity value, we use a combination of approaches to allocate the equity value to each of our classes of stock. We have used an option pricing model, which allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. In determining the estimated fair value of our common stock, we consider the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we also applied a lack of marketability discount to the equity value.

Following this offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

Recent Accounting Pronouncements

See Note 2 to our audited financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that would have been applicable were we a public company that was not an emerging growth company. Such exemptions include, but are not limited to, the exemption to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, the exemption from holding a non-binding advisory vote on executive compensation, and the exemption from stockholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates or exchange rates.

Interest Rate Risk

As of December 31, 2024, we had $300.8 million in cash and cash equivalents and marketable securities of $165.8 million. Our cash, cash equivalents, and marketable securities consist of cash held in readily available checking, money market accounts, U.S. treasury securities, investment-grade corporate and government agency securities, and commercial paper. As of December 31, 2024, we did not hold any financial instruments for trading purposes. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. The effect of a hypothetical 10% change in interest rates would have a $0.5 million impact on our consolidated statement of operations for the year ended December 31, 2024.

Foreign Currency

We have employees and contract with vendors in foreign countries, primarily in India and Canada. We are therefore subject to fluctuations in foreign currency rates in connection with these agreements. Given our exposure to these fluctuations is only applicable to a small portion of our expenses, we do not hedge our foreign currency exchange rate risk.

We report gains and losses from foreign currency transactions in other income in the statement of operations. The impact of foreign currency costs on our operations has been immaterial for all periods presented, but we may experience material foreign exchange gains or losses in the future. As of December 31, 2024, a 10% increase or decrease in current exchange rates would not have a material impact on our consolidated financial statements.

LETTER FROM OUR CEO AND CO-FOUNDER

Dear Investor:

Hinge Health is unlike any enterprise software or health-tech company that’s ever come before. We’re using technology to truly scale the delivery of care. Our software and connected hardware automates away ~95% of human clinician hours associated with physical therapy while improving people’s health, delivering a great experience, lowering overall cost of care—and underpinning a fantastic business.

Don’t be fooled by the fancy machines you see whirring in a hospital, healthcare is one of our economy’s last redoubts of manual labor. We have a century of work ahead—I hope you’ll join us on this journey.

Our vision and our thesis

Young or old, rich or poor—sooner or later we’ll all traverse the healthcare system. That could be due to the minor (e.g. sprained ankle) or the pernicious (e.g. chronic back pain). Yet for most of us, today’s healthcare system is expensive, inconvenient, and delivers inconsistent outcomes. None of this is new, nor is the fact that disruptive innovation in healthcare is challenging due to technical, regulatory and business model constraints.

Our vision is to build a new health system that transforms outcomes, experiences and costs by using technology to scale and automate the delivery of care.

I believe that software will soon automate all non-touch aspects of healthcare such as interpreting symptoms, formulating diagnoses, crafting care plans, etc. Moreover, hardware advancements are automating and enabling self-service for select aspects of healthcare that require touch such as: monitoring (e.g. continuous glucose monitors), medication delivery (e.g. insulin pumps, connected inhalers), pain relief (e.g. Hinge Health Enso), and more.

Our first decade in business has been focused on physical therapy (PT)—with $70B in estimated annual spend in the United States, PT provides a long runway ahead for our business. Over the coming years we’ll continue applying technology to automate other aspects of care, with several new products already in development.

Our history: 2014 to today

My cofounder, Gabriel, and I both have personal histories of musculoskeletal (MSK) conditions—I broke my arm and leg in a biking accident, and he tore his ACL on the judo mat—we each endured 12-months of rehab. We both had great experiences with our physical therapists, but struggled to keep up with the many appointments required.

We felt technology could have automated our care at higher fidelity and greater convenience, and we instantly knew that could be the case outside of MSK conditions too. Automating care via technology meant not only being more scalable and efficient, but could also give us the ability to deliver:

•

Higher, more consistent quality. Provider quality and adherence to best practices vary widely. With technology we could not only consistently deliver best practice care, but also redefine what best practice care would look like in a digital first, mobile first world.

•	Better personalization. The data we could capture on outcomes, engagement, and satisfaction would help us better personalize the care and experience for each person.

•	Improved access & convenience. Automation could allow instant access to high quality care anytime, anywhere.

•

A human touch. Too often most of our human interactions in health care are with reception desks and billing departments, not providers. Counter-intuitively, automating care would allow us to inject human interactions more thoughtfully, while streamlining the frustrating administrative bits.

On October 1, 2014 we started work on Hinge Health and targeted being prototype ready for our first knee-pain user by December 1 of that year. In a matter of weeks, our first patient’s arthritic knee pain reduced substantially, and off we went.

Our current business

Fast forward ten-plus years, and we’re now using thoughtfully designed software, AI and connected hardware to deliver care across nearly every major joint area and muscle group, while automating ~95% of human clinician hours associated with traditional physical therapy. We’ve achieved this by focusing on several key areas:

•

Clinical impact. We’ve provided care for over 1 million people, and published 19 peer reviewed papers, including a study[1] with Stanford researchers in which participants reported a 68% average improvement in back and knee pain and their expectations of having back and knee surgery in the next year decreased by 67%.

•	Member engagement. Our members have collectively done 65 million sessions, with ~25 million happening in just 2024.

•	Member experience. We’ve built a platform that’s truly loved by our members. As of December 31, 2024, we are the top-rated digital MSK app in the Apple App Store and Google Play Store.

•

ROI for our clients. As of December 2024, we had over 2,250 clients, who collectively make our platform available for free across roughly 20 million people. We can save clients ~$2,387 on average for each person we engage, largely due to reduced surgeries, injections and a more cost-efficient PT model.

•

Robust partnerships. As of February 2025 we’ve secured partnerships with 50+ health plans and pharmacy benefit managers—including all 5 of the 5 largest national health plans based on self-insured lives, and all 3 of the three largest PBMs by market share. This means the vast majority of our enterprise prospects can buy Hinge Health without having to go through lengthy contracting or IT Security review (which is a big pain in healthcare). We believe these partnerships make Hinge Health one of the easiest solutions to buy and implement.

•

Consistent financial performance. While our revenue was up 33% in 2024 vs the prior year, our LTM calculated billings was up over 40% compared to 2023. We generated $49 million of net cash provided by operating activities, and $45 million of free cash flow in 2024, while our gross margin and non-GAAP gross margin surpassed 80% in Q4 2024, and we achieved a gross margin of 77% and non-GAAP gross margin of 78% for the year[2], about 4-5x higher margins than in-person PT.

Forty percent of adult Americans had an MSK condition3, 9% pursued PT4, while 3.4% of our member base engaged with us last year—so we still have a lot of runway in our core market, even before expanding to automate other areas of care.

[1]	2020 Longitudinal Study.
[2]

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of non-GAAP gross margin to GAAP gross margin and free cash flow to net cash provided by (used in) operating activities.

[3]	In 2021.
[4]	In 2023.

What you should consider

If you invest in Hinge Health, you’ll be joining us on a journey to automate the largest and most impactful sector of our economy—healthcare. You have a lot of options on where to invest, so I’d like to share a little more about our mindset.

•

Our vision is clear. Healthcare is complex, but our strategy is simple and straightforward: apply technology to scale and automate care delivery in a way that transforms outcomes, experience and costs—then bring that innovation to market through our established distribution channels.

•

Our opportunity is vast. We didn’t come this far with digital physical therapy to stop at digital physical therapy. Whether it takes 10 years or 30, most care will one day be delivered scalably via technology. We’re moving with urgency to further solidify and extend our current position while also developing several new products to scale and automate other aspects of care. Automating the delivery of healthcare is a special megatrend we’ll be chewing on for decades.

•

Our growth comes from multiple fronts. Our first growth lever is enrollment which has increased each year, giving us 117% net dollar retention (NDR) in 2024. We aim to not just approximate physical therapy enrollment but expand the market through better outcomes, more convenient access and a highly personalized member experience. Our second growth lever is adding additional clients, we added ~600 more in 2024. Our third growth lever is adding new products to our existing client base—positively impacting more and more members.

•

Our entry barriers are fortified. We’ve built a double-walled moat to protect our flanks. Firstly, we believe our platform is beyond what healthcare incumbents are able to develop in-house. But simply innovating in healthcare is not enough—you have to get paid for your product in order to survive. Our second wall is a base of ~20 million contracted lives across 2,250+ clients and 50+ health plans and pharmacy benefits manager partners—which allows us to ship innovation to market and add new clients.

•

Our product is never complete. No entry barrier or advantage is foolproof. Our R&D team is moving with urgency to extend our lead in the market. Our success to-date and moving forward will depend on being the best product on the market, the most validated, and the easiest to buy. That intersection has been remarkably remunerative, but we mustn’t get complacent.

In closing

It’s been an incredible 10 year run at Hinge Health. We are deeply indebted to our members who trust us with their care, our courageous clients and partners who have dedicated their lives to solving healthcare challenges, and to our employees who are devoting the most productive years of their lives towards this vision of building a new health system by automating the delivery of care.

Lastly, we’re indebted to our investors who have likewise seen that applying technology to scale and automate healthcare is not only a great social need but a fantastic business opportunity.

We have many decades of work ahead. We hope you join us on this journey.

Thank you,

Dan

—

Daniel A. Perez

Co-founder and Chief Executive Officer

Hinge Health, Inc.

BUSINESS

Overview

Our vision is to build a new health system that transforms outcomes, experience and costs by using technology to scale and automate the delivery of care.

Hinge Health leverages software, including AI, to largely automate care for joint and muscle health, delivering an outstanding member experience, improved member outcomes, and cost reductions for our clients. We have designed our platform to address a broad spectrum of MSK care—from acute injury, to chronic pain, to post-surgical rehabilitation. Members receive personalized and largely automated MSK care through our AI-powered motion tracking technology and a proprietary electrical nerve stimulation wearable device, all designed and monitored by our AI-supported care team of licensed physical therapists, physicians, and board-certified health coaches. Our platform can improve pain and function and reduce the need for surgeries, all while driving health equity by allowing members to engage in their exercise therapy sessions from anywhere and embrace movement as a way of life.

There is no shortage of new technologies in the healthcare industry, yet the cost of care continues to rise. In other industries, the launch of new technologies has generally improved end-user experiences and lowered costs. In healthcare, however, new technologies have not always been successful in lowering the cost of care or improving clinical outcomes. We believe there are two key reasons for healthcare’s idiosyncratic response to technology:

•	Automating most aspects of care is difficult, because so many healthcare interventions involve unstructured physical tasks.

•	The current framework for healthcare reimbursement has specific pathways to pay for care, which means new technologies are constrained to deliver within this framework.

At Hinge Health, we have taken these challenges head-on.

To address the automation of care, we have weaved together AI-enabled capabilities – such as our AI-powered motion tracking technology, TrueMotion, our proprietary FDA-cleared wearable device, Enso, and our AI-supported care team to deliver scalable and personalized MSK care. According to our estimates based on data from 2024, our platform reduced the number of human care team hours associated with traditional physical therapy by approximately 95%. We have done this while improving our high member satisfaction over time.

To address healthcare reimbursement constraints, we developed novel billing methods for our innovative technology by both directly selling to employers while also partnering with health plans, pharmacy benefit managers (“PBMs”), third-party administrators (“TPAs”), and other ecosystem entities to efficiently provide our platform to clients and members.

MSK pain is pervasive—it affects people around the world, across all ages, genders, and socioeconomic backgrounds. MSK conditions impact an estimated 1.7 billion people worldwide and are a leading contributor to disability. MSK conditions include more than 150 ailments and are characterized by impairments in the muscles, bones, joints, and connective tissues, leading to temporary or long-term limitations in physical function. Within the United States alone, our current core market, approximately 40% of the United States adult population suffered from an MSK disorder in 2021, according to the WHO Estimator. Medical literature indicates that conservative, less invasive care, including physical therapy and pain education, can be an effective route for addressing many MSK conditions. However, only about 9% of adults in the United States pursued physical therapy in 2023, according to our analysis of Health Claims Data. Further, according to our analysis of Health Claims Data from 2023, the majority of the estimated $661 billion spent annually on MSK conditions in the United States is driven by non-conservative care, including surgical intervention, imaging, and other related costs. A review of high-quality clinical practice guidelines demonstrated that patients should address education, physical activity, and exercise as a first line of treatment for the most common MSK pain. While physical therapy is typically the ideal course of treatment, adherence to traditional physical therapy remains a significant challenge. According to a 2022 study on physical therapy adherence published in PloS One, 57% of participants did not adhere to their physical therapy program, with 32% discontinuing treatment prior to completion due to logistical and accessibility issues. Additionally, physical therapy is often expensive, time-consuming, inconvenient, and difficult to access, which we believe leads many to eventually opt instead for surgery or pain medications.

Annual aggregate total direct health spend estimates by condition[1]

$661B[2]
$449B
$295B
$221B
Diabetes[3]
Cancer[4]
Cardiovascular[5]
MSK[6]

[1]	Health Advances: 2023 MSK Total Addressable Market Analysis (January 2025).
[2]	Calculated using the number of all MSK patients receiving medical care in 2023 (~103 million) multiplied by the average annual MSK health spend per patient in 2023 (~$6,400).
[3]	Diabetes diagnosis codes were derived from a curated and clinically-validated list of ~700 ICD codes for all diabetes types.
[4]	Cancer diagnosis codes were derived from a curated and clinically-validated list of ~2,600 ICD codes for all cancer types.
[5]	Cardiovascular disease diagnosis codes were derived from a curated and clinically-validated list of ~1,600 ICD codes for all cardiovascular conditions.
[6]

Health Advances used a healthcare analytics platform’s open claim database to query for any patient that had a medical and/or pharmacy claim with an MSK ICD9CM and/or ICD10CM code listed as the primary diagnosis.

While the MSK market is massive, existing solutions have fallen short as they are often expensive, ineffective, inconvenient to access, and delivered in a one-to-one or few-to-one care setting. Effective MSK care should be engaging, easy to use, and accessible anytime, anywhere. We developed Hinge Health to be simple, personalized, and scalable.

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Simple and accessible: We provide members access to our platform at no direct cost and without a copay or deductible. Members can access our broad spectrum of MSK care through a single on-demand app, designed to provide an engaging, seamless, and convenient digital experience whenever and wherever the member chooses. Potential members can complete a simple intake form, download the app, and start exercises soon thereafter. During the year ended December 31, 2024, approximately 64% of members were onboarded the same day they completed their intake form, and approximately 75% of members onboarded within the first week.

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Complete: Our platform offers a wide range of support with multiple programs across many affected areas to provide a continuum of care from prevention to treatment of acute injury and chronic pain, as well as surgery decision support and post-surgical recovery. We also offer non-addictive and non-invasive pain relief via electrostimulation through our proprietary FDA-cleared wearable device, Enso, that is seamlessly integrated into our platform.

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Personalized: Our platform delivers smarter care through AI and machine learning. Our AI model is trained on a large, proprietary MSK data set, and our technology is continuously learning and improving as each new member enrolls and engages with our programs, which creates a positive feedback loop. As of December 31, 2024, we have treated over one million members and our programs have tracked over 65 million activity sessions and 30 million member-reported outcome logs. We focus on personalization to keep members moving: from customized care plans to real-time in-app exercise adjustments based on the member’s feedback and our proprietary motion tracking technology.

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Scalable: Our AI-powered motion tracking technology, TrueMotion, allows us to deliver scalable and largely automated care. According to our estimates based on data from 2024, our platform reduced the number of human care team hours associated with traditional physical therapy by approximately 95%.[1] While most of our programs provide members with access to a dedicated care team, our technology automates most aspects of care delivery while allowing our members to progress through their exercise therapy sessions on their own time.

We have developed an efficient go-to-market model by working directly with our partners and clients. We seek to be the best solution on the market, the most validated solution on the market, and the easiest to buy. Our clients are primarily self-insured employers and include many of the nation’s leading enterprises across a broad range of industries and sizes. Within this segment, we also serve many public sector self-insured employers, such as state and local city governments and labor unions. In most instances, we partner with clients’ health plans, TPAs, PBMs, or other ecosystem entities to reduce the friction of contracting, procurement, security an reviews, onboarding, and billing. We are also in the early stages of expanding to serve health plans’ fully-insured and Medicare Advantage populations and federal insurance plans. As of December 31, 2024, we had approximately 20 million contracted lives across more than 2,250 clients. We had active client agreements with 49% of the Fortune 100 companies and 42% of the Fortune 500 companies, as of December 31, 2024. Despite this progress, our current contracted lives only represent 5% of our total addressable market.

We believe that we grow efficiently because of our scalable, repeatable go-to-market model. We sell through our direct sales force and our partners. Once we contract with a client, we are most often the sole digital MSK care provider offered to their contracted lives. Our average contract term is three years. For the term of each contract, we are able to enroll, engage, and re-engage the client’s eligible lives, driving a recurring, repeatable revenue model, which is demonstrated in our net dollar retention of 117% as of December 31, 2024. Our 12-month client retention rate was

[1]

We estimate the reduction in human care team hours enabled by our platform by assuming an average of 11 outpatient orthopedic patients are treated with in-person physical therapy per eight-hour day. Assuming in-person physical therapy is delivered eight hours a day, five days a week and 48 weeks a year, each physical therapist can deliver approximately 2,640 sessions per year. Our platform delivered approximately 25 million activity sessions in 2024, which were facilitated by 438 care team employees on staff for an average of approximately 57,750 activity sessions per year per care team employee.

98% as of December 31, 2024. Additionally, we have a high level of client satisfaction, which we measure as of April and October, as shown by our client NPS of 87 as of October 31, 2024. We also invested early in building our partner network. As of December 31, 2024, we had over 50 partners, including four out of the five largest national health plans based on self-insured lives, and the top three PBMs by market share. As of February 1, 2025, our partners increased to include the five largest national health plans based on self-insured lives. Accordingly, we benefit from flywheel effects in our partnership sales motion. We start with selling into self-insured businesses within a health plan. When the plan witnesses the benefits we bring to its self-insured customer base, they often designate us as a preferred partner within their network. Our results position us favorably to then contract with our health plan partners for both their fully-insured and Medicare Advantage businesses — as of December 31, 2024, we had 33 fully-insured, Medicare Advantage, federal, or Medicaid contracts with health plans, almost all of which started with a self-insured employer relationship. Given the conservative nature of our industry, this market success in turn encourages other plans and employers to partner with us as a market leader. As of December 31, 2024, we had retained 100% of our partners that we choose to work with since inception, excluding partners who were acquired.

Our software-led, AI-powered delivery model not only aims to provide a better experience for our members and a less expensive alternative for our clients, but also allows us to innovate and continuously improve our platform. Our AI-powered motion tracking technology, TrueMotion, allows us to deliver highly scalable care remotely and reduce the human hours associated with traditional physical therapy. While members receive a dedicated care team, our technology automates key aspects of the care delivery while allowing our members to progress through their exercise therapy sessions on their own time. Our members can be confident in their movements as our technology provides exercise form guidance and correction through our AI-powered motion tracking. TrueMotion uses the camera on a smartphone or tablet to measure three-dimensional human motion across more than 100 unique points on a member’s body. This allows our care team to spend time with members where our care team can be most impactful and enables us to train our AI technology to improve delivery of care. We have also invested in building software and data integrations that connect with our partners and a growing network of in-person providers of certain members. Through HingeConnect, we integrate EHR data from over 750,000 providers across 145,000 care sites nationwide. This data includes daily and weekly insurance claims feeds, prior authorization records, and health plan partner referrals. Through real-time data feeds, we have visibility into our members’ health data when they enroll in our programs, thereby facilitating more personalized, timely care to address their needs. We also receive data that enables us to quickly identify members who are at higher risk of increased healthcare costs and to provide targeted interventions to support them.

We are a research-led organization and we routinely expand our platform with new programs, capabilities, and features. Over the last three years, we: launched new programs to address six additional affected areas; launched Enso to deliver a non-addictive, non-invasive alternative for pain relief; developed HingeConnect for real-time care interventions and external provider coordination; and integrated TrueMotion technology to replace wearable sensors for our members. In 2022, we launched women’s pelvic health, a specialized care program within our chronic program, and, in 2023, we launched a fall prevention program for eligible lives in our Medicare Advantage population. In 2025, we expanded our women’s pelvic health program to have a dedicated and comprehensive movement-based program that treats the musculoskeletal syndrome of menopause.

We have experienced significant growth since our inception, with a recurring revenue business model. As of December 31, 2024, we had over 532,000 members and more than 2,250 clients, compared to approximately 371,000 members and approximately 1,650 clients as of December 31, 2023. Our revenue was $390.4 million and $292.7 million for the years ended December 31, 2024 and 2023, respectively, representing a year-over-year growth rate of 33%. Gross profit was $299.9 million and $194.2 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, we achieved a gross margin of 77% compared to 66% for the year ended December 31, 2023. For the year ended December 31, 2024, our non-GAAP gross margin was 78%, compared to 70% for the year ended December 31, 2023. Net cash provided by operating activities was $49.0 million and net cash used in operating activities was $63.9 million for the years ended December 31, 2024 and 2023, respectively, and free cash flow was $45.2 million and an outflow of $68.5 million for the years ended December 31, 2024 and 2023, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of non-GAAP gross profit and gross margin to GAAP gross profit and gross margin and free cash flow to net cash provided by (used in) operating activities. We incurred net losses of $11.9 million and $108.1 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $522.7 million.

Industry Background

MSK Conditions Are Widespread and Significantly Impact Quality of Life.

MSK conditions include more than 150 ailments and are characterized by impairments in the muscles, bones, joints, and connective tissues that lead to temporary or long-term limitations in physical function. The pain caused by MSK conditions can have debilitating effects on one’s quality of life, comorbidities, mental well-being, and ability to work. Findings from the State of MSK Care 2024 Survey indicate that pain, especially chronic pain, can create a vicious cycle of fear, depression, sleep issues, activity avoidance, and more. Among the takeaways from the State of MSK Care 2024 Survey:

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Barriers to traditional physical therapy include cost and access: 50% of respondents indicated that traditional physical therapy was too expensive for them to pursue. Of those who initiated physical therapy but later stopped, 54% indicated that their insurance did not cover sufficient physical therapy sessions;

•	People in pain want to avoid costly, risky interventions: 77% of respondents said that non-surgical options to treat their MSK pain are preferred;

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Pain is a mental health issue: 38% of respondents reported that their MSK pain made them feel more depressed and 44% reported that their MSK pain made them feel more anxious. Furthermore, respondents reported that their pain increased and amplified symptoms of these mental health conditions;

•	Pain rarely exists in isolation: 53% of respondents said that MSK pain affected their sleep, 22% reported being obese, and 17% reported having type 2 diabetes; and

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Pain negatively impacts everyday life and work: 27% of respondents reported that MSK pain had decreased their productivity at work, and 22% reported that pain had caused them to consider leaving their jobs because they were unable to manage their pain at work.

Furthermore, MSK pain is often an overlooked symptom associated with pelvic floor disorders. Pelvic floor disorders can happen at any age and include a variety of symptoms depending on the kind of pelvic floor disorder. According to a study published in Scientific Reports in 2022, 32% of women attending primary care clinics have at least one pelvic floor disorder. However, most do not receive treatment due to a lack of awareness, stigma, and inadequate access to pelvic floor physical therapists. According to the International Continence Society, the average time it takes for impacted women to seek out a diagnosis for certain pelvic disorder conditions is more than six years.

MSK conditions are also a key driver of injuries related to falls among senior citizens. In 2024, there are roughly 62 million adults aged 65 and older in the United States, which account for approximately 18% of the population. As we age, our balance, strength, and reactions tend to worsen, increasing our risk of falls. According to the Centers for Disease Control and Prevention Centers, more than one in four older adults fall each year, which leads to an estimated 3.6 million emergency department visits with estimated costs of over $80 billion in medical treatments.

Rising Costs Related to MSK Conditions Are Too Big to Ignore.

Within the United States alone, our current core market, approximately 40% of adults suffered from an MSK disorder in 2021, according to the WHO Estimator. The U.S. economy suffers from the weight of MSK medical costs. According to the MSK TAM Report, MSK medical costs in the U.S. rose to an estimated $661 billion in annual aggregate total direct spend in 2023 and an additional estimated $624 billion in indirect costs, such as worker productivity loss, resulting in an estimated total MSK burden of nearly $1.3 trillion. MSK conditions are one of the top drivers of healthcare spending in the United States and accounted for nearly one in seven dollars spent on healthcare expenses in 2023. Because of population growth and aging, the number of people living globally with MSK conditions and associated functional limitations is increasing. Employers notice the costs: for example, approximately 74% of employers reported that MSK conditions were a top three driver of their healthcare spending in 2024, according to a survey conducted by Business Group on Health.

The high cost of treating MSK conditions is largely due to expensive and invasive surgeries. According to a study published in International Orthopaedics, the total cost of elective orthopedic and MSK surgery in the

United States was approximately $205 billion in 2017, or an average of approximately $42,800 per procedure given the more than 4.8 million elective orthopedic and MSK surgical procedures conducted that year. According to our analysis of Health Claims Data, approximately 62% of spending on the treatment of MSK conditions in 2022 was attributed to surgery intervention and related costs. The remainder of spending on the treatment of MSK conditions is spread across physical therapy, imaging, office visits, and other ancillary services. A review of high-quality clinical practice guidelines demonstrated that patients should address education, physical activity, and exercise as a first line of treatment for the most common MSK pain. Given the considerable spending on MSK conditions, employers understand the clear cost benefits that utilizing our platform can enable.

The Current Approach to MSK Pain Management Is Ineffective, Costly, and Unsustainable, Which Highlights the Need for a Scalable Alternative.

Medical literature indicates that conservative care management through physical therapy should be first-line treatment for many chronic MSK conditions. However, there is often a disconnect between the MSK care that is needed and the care that is received. According to the Hinge Health People in Pain Survey of individuals that suffered from chronic and acute MSK pain, almost half of respondents reported that they wouldn’t be able to manage pain without professional help. However, our analysis of Health Claims Data indicates that only approximately 9% of adults in the United States pursued in-person physical therapy in 2023. While the Hinge Health People in Pain Survey found that 70% of respondents reported that they understood the health benefits available to them, 64% of respondents reported that they were not currently using a care plan created by a professional. According to the survey, the disparities were further emphasized when taking demographic differences into account. At the time of the survey:

•	13% of lower income individuals used in-person physical therapy compared to 29% of higher income individuals;

•	12% of women used in-person physical therapy compared to 26% of men; and

•	7% of individuals age 57 and older used in-person physical therapy compared to 29% of people age 26–40.

We believe the reason for the disparities and disconnect between the MSK care needed and the MSK care received is that the legacy system for treating MSK conditions is often difficult to access, expensive, incomplete, and can drive people to potentially avoidable surgeries, injections, and pain medications.

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Difficult to access: In-person physical therapy can be difficult to access due to limited provider supply, the need to travel, and often the need to take time off work or coordinate childcare. In order to improve likelihood of adherence to non-surgical interventions for their MSK pain, care must become more accessible.

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Expensive: Even when physical therapy appointments are available, courses of treatment can require 12 or more sessions, and each session may require a copay and lead to missed work. Moreover, to offset declining reimbursements through insurance, many clinics are moving away from accepting insurance in favor of providing more cash-based services, potentially further burdening those in need with costs by not accepting insurance.

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Incomplete: People in pain often need more than just physical therapy to improve their condition. For instance, some are in too much pain to do their exercises or have a co-morbid health condition (such as obesity or a mood disorder). Therefore, providing exercise therapy alone often leaves a gap in the care needed.

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Avoidable surgery: According to our analysis of Health Claims Data, approximately 62% of MSK costs were associated with surgeries in 2022. Yet multiple studies suggest that certain surgical treatments for MSK conditions, particularly arthroscopy, show little to no benefit over non-surgical treatment (e.g., physical therapy). Nevertheless, there’s an estimated 750,000 knee arthroscopies performed in the United States annually. A 2020 review of high-quality clinical practice guidelines demonstrated that conservative care was consistently recommended as the first line of treatment for the most common MSK pain sites.

Our Market Opportunity

We believe there is a substantial opportunity to use technology and AI to transform how individuals approach physical therapy, treatment of chronic and acute pain, and care management for MSK conditions. Within the United States alone, our current core market, approximately 40% of adults suffered from an MSK disorder in 2021, according to the WHO Estimator. According to the MSK TAM Report, MSK medical costs rose to an estimated $661 billion in annual aggregate total direct spend in 2023. Based on our analysis of Health Claims Data, we believe that over $70 billion of that spend is on physical therapy. Further, MSK conditions incurred an additional $624 billion in indirect costs, such as worker productivity loss, resulting in an estimated total MSK burden of nearly $1.3 trillion.

Our initial focus has been on self-insured employers, who bear the healthcare costs of their employees and employees’ dependents. According to AIS Health, approximately 120 million individuals received healthcare coverage from self-insured U.S. employers as of 2021. Based on our analysis of Health Claims Data and our finding that approximately 9% of adults in the United States pursued in-person physical therapy in 2023, combined with our pricing methodology, we believe that the addressable market opportunity for our current platform and programs in the self-insured market is approximately $10 billion. We recently expanded our go-to-market motion to include fully-insured employers and Medicare Advantage and federal insurance plans. We believe that by further expanding into these segments, an additional 96 million lives can be addressed by our platform and programs, which, combined with our pricing methodology, represent an additional addressable market opportunity of $8 billion. As a result, we believe that the immediate addressable market opportunity for our platform and programs is approximately $18 billion across the self-insured and fully-insured, Medicare Advantage, and federal insurance market segments. We developed a fall prevention program to help us better address the needs of the Medicare Advantage population.

We further believe that government agencies and government healthcare programs, such as Medicare and Medicaid, can provide an additional 112 million lives that can be addressed by our platform and programs, which, combined with our pricing methodology, represent an additional addressable market opportunity of $9 billion.

We are strategically expanding into international markets. In the third quarter of 2024, we began introducing our global program to clients that are United States-based multinational corporations. We expanded into Canada in the third quarter of 2024, and we expect to offer our global program in several European countries in the first half of 2025 and continue to grow that program globally in 2025. Initially, we are expanding through the global footprint of our current clients’ employee base with the objective of supporting our clients’ employees in geographies that are key to them. We also plan to expand to non-U.S. based employers and government payers in countries outside of the United States over time. We are in the early stages of our international expansion, but we believe that international expansion could increase our number of contracted lives.

We have a history of product innovation, and we plan to continue to expand our programs. We recently launched a program that delivers specialized care for women’s pelvic health, a segment that is historically underserved even though, according to a 2022 study published in Scientific Reports, 32% of women attending primary care clinics have at least one pelvic floor disorder and, according to UCLA Health, one in three women will suffer from a pelvic floor disorder in their lifetime. Another segment that we have identified as being underserved is specialized MSK care for women in their perimenopause, menopause, and postmenopausal phases. An estimated 71% of perimenopausal women experience MSK pain, according to a 2020 study on MSK pain during the menopausal transition published in the Neural Plasticity journal. As we introduce new programs, we further expand our addressable market opportunity by increasing the eligible lives that can benefit from our technology platform.

The demand for physical therapy is expected to increase due to an aging population and an increasingly sedentary lifestyle. At the same time, thousands of physical therapists have left the profession. We believe the trends of increased demand, coupled with a shortage of physical therapists, will continue. To that end, we believe we are well positioned to address the large and durable market opportunity for our platform and products and continue to grow our business.

Our Platform

We are a leading technology platform for individuals seeking to treat and prevent joint and muscle pain. We leverage technology and AI to automate and scale a care plan designed and monitored by our care team, while delivering improved member outcomes, personalized member experiences, and cost reductions for our clients.

Adherence is one of the largest challenges with physical therapy. We have designed our platform to meet our members where they are, allowing them to choose where, when, and how often they engage in their exercise therapy sessions and embrace movement as a way of life. We address both the physical problems and the mental health challenges of coping with and moving past pain. In doing so, we believe we reduce the need for surgeries and medications. To achieve this, we built a platform that pairs AI-powered motion tracking technology and a wearable device with an AI-supported care team of licensed physical therapists, physicians, and board-certified health coaches.

We designed our platform to treat and prevent a broad spectrum of joint and muscle pain through scalable and personalized care. We offer a wide range of support with multiple programs, including for those suffering from chronic pain to those considering surgical interventions or undergoing post-surgery rehabilitation. Our platform and programs aim to treat and prevent MSK pain and injuries across the body, including the neck, upper back, shoulders, elbows, forearms, wrists, hands, lower back, hips, pelvic region, thighs, knees, shins, calves, ankles, and feet. Our AI-powered motion tracking technology allows our software to provide exercise adjustments in real time remotely, which reduces the human hours associated with traditional physical therapy and results in a more scalable and personalized model of care. We use AI and machine learning to provide personalized care through our programs, which are customized based on a member’s affected areas and movement threshold.

We routinely expand our platform with new programs, capabilities, and features. Over the last three years, we have launched new programs to address six additional affected areas, including specialized programs to address women’s pelvic health and fall prevention. We also launched Enso to deliver a non-addictive, non-invasive alternative for pain relief, developed HingeConnect for real-time care interventions and external provider coordination, and integrated TrueMotion technology to replace wearable sensors. As of December 31, 2024, we had approximately 20 million contracted lives across more than 2,250 clients.

Our Value Proposition

Value to Our Members:

At Hinge Health, we put our members first. Pain is personal. When a member reports a reduction in pain, they often share their experience with others. As of December 31, 2024, approximately nine out of ten members surveyed by us have reported being satisfied with our programs. We believe that our platform can address needs across demographics, occupations, and lifestyles with no direct costs for members. Our members have ranged in age from 18 to over 90 and have represented all 50 states and several U.S. territories. As of December 31, 2024, the average age of our members was 47.

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Substantial outcomes: We are encouraged by the positive outcomes our members report after using our platform and programs. The research related to our programs spans 19 peer-reviewed research articles and studies and outcomes analyses. In 2020, we published a 10,000 member cohort study evaluating the efficacy of our platform for participants with chronic knee and back pain. Participants reported a 68% average improvement in pain and a 58% reduction in depression and anxiety after 12 weeks. We believe that what made these results possible is the high-quality care that our programs are designed to enable, coupled with the convenience and simplicity of our technology platform.

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Accessible: Traditional MSK care is often inconvenient, expensive, and hard to find. We have designed our platform to allow members to access MSK care resources directly from their phone or tablet at their convenience. Once granted access by their employer, potential members simply complete a concise yet comprehensive intake form, download the app, and can start exercises immediately. During the year ended December 31, 2024, approximately 64% of members onboarded the same day they completed their intake, and approximately 75% of members onboarded within the first week. We allow members to reclaim their time while still accessing the care that they need. We deliver care designed by our care team that is then largely automated by AI and software, which enables members to engage with our platform and personalized programs on demand. Our platform is typically offered at no direct cost to our members, without a copay or deductible, and is fully paid for by their employers or health plans. By comparison, the cost of in-person physical therapy copays for even 10–12 sessions can be burdensome. We have redesigned the exercise therapy experience to encourage adherence through increased accessibility, ease of use, personalization, accountability, and affordability. We continually look for ways to further health equity.

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Comprehensive care: We continue to delve deeper into MSK care gaps and create tailored programs for additional affected areas, needs, and members. Our platform allows us to track over 100 unique points on the body to address an individual’s range of motion. In order to address physical and behavioral needs, we combat care gaps by pairing technology with a care team. We believe that access to a physical therapist alone may not be enough to improve outcomes. Our care team consists of physical therapists, physicians, and health coaches. A significant challenge with traditional physical therapy is adherence, so we designed our platform to not only address physical problems, but also the mental challenge of moving past pain.

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Personalized: Our AI-driven personalization engine estimates a member’s risk profile and develops a tailored care plan for each member, which is overseen by our care team. Our platform incorporates member’s real-time progression and feedback and adjusts their care plan to include exercises that align with the member’s needs as they evolve over time. We also integrate a robust data set with EHRs from more than 750,000 in-person providers to get a comprehensive view of our members. This data set allows us to quickly identify member needs and flag those that are at risk of becoming high-cost claimants for additional intervention. Examples of intervention include providing surgery decision support, adding our Enso device to a member’s care plan, or addressing additional affected areas in their care plan, or providing additional care team support.

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Educational: According to an article published in the Archives of Rehabilitation Research and Clinical Translation in 2023, an evidence-based, best practices approach for optimal management of chronic pain should include the three pillars of effective MSK pain care: exercise therapy; pain neuroscience education (“PNE”); and lifestyle and behavioral adjustments. Two of the largest gaps in traditional treatment for MSK pain that are addressed by our platform are PNE and lifestyle and behavioral adjustments. Most people know that exercise therapy is directly linked to feeling better, but for those with chronic pain, lasting behavioral change is critical in order to recover from pain and achieve improved long-term outcomes The educational content and information delivered as part of the Hinge Health app is an integral component of our platform. Our education helps members understand their condition, their treatment options, in particular the benefits of exercise therapy, and the lifestyle and behavioral health factors that influence their pain.

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Seamless and simple: We are dedicated to creating seamless healthcare experiences that are designed to be easy to use and even fun, regardless of a member’s background. We design our member experience to be streamlined with access to a single app where our platform is accessible on a device of a member’s choosing. Hinge Health was the top-rated digital MSK care app in the Apple App store and Google Play store as of December 31, 2024, each with a 4.9 rating based on approximately 80,000 combined reviews.

Value to Our Clients:

Our clients are the businesses and organizations that pay for our platform for their covered employees and adult dependents, either by contracting with us directly or by contracting through one of our partners. Our clients are primarily self-insured employers and include many of the nation’s leading enterprises across a broad range of industries and sizes. Much of the value to our members is aligned with the value to our client. Below are the added benefits that our clients receive through our platform.

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Measurable outcomes and cost savings: For much of the last 20 years, health insurance costs have risen at a faster rate than inflation, putting pressure on household budgets. According to KFF, a nonprofit health policy research, polling, and news organization, the average annual premiums for employer-sponsored health insurance in 2024 were approximately $9,000 for single coverage and greater than $25,000 for family coverage. MSK costs are a top area of medical spend in the United States, and with healthcare costs rising each year, employers and health plans look for ways to optimize costs. We believe our platform and programs provide our clients with financial benefits and our members with care that makes a difference in their lives. We demonstrate medical claims-backed cost savings to our clients coupled with measurable outcomes for our members. Our platform is supported by the results from 18 studies, including our 2023 Employer Claims Study that estimated an ROI of 2.4x for clients included in the study, based on the estimated $2,387 average cost savings per member over a 12-month period divided by the cost of our chronic program, as well as the 2020 Longitudinal Study that evaluated the efficacy of our platform in a large population of participants with chronic knee and back pain, where participants reported a 68% average improvement in reported pain and a 58% reduction in reported depression and anxiety after 12 weeks. Our clinical studies have been performed by third-party researchers at leading institutions such as Stanford University, University of California, San Francisco (“UCSF”), and Vanderbilt University, and our medical claims ROI study was externally reviewed by a global leader in actuarial science. We can provide clients with estimated medical claims-based average ROI-specific outcomes as reported by their members on several metrics, including pain, depression, and anxiety reduction, and NPS.

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Scalability and care equality: Due to the scalability of our platform and its automated care capabilities, our clients can rely on us to provide simultaneous coverage to eligible lives within their full employee and dependent base if needed. The scalability of our platform enables care equality by ensuring that such individuals, regardless of workforce size, have access to the same high-quality MSK care. By eliminating disparities in care access, we help our clients provide equitable health outcomes in MSK care for eligible lives within their entire covered population.

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Employee well-being and productivity: MSK pain is personal, and it can open the door to depression, missed days at work, loss of productivity, and other adverse effects. Care that focuses only on physical injury is often not enough to overcome the debilitating physical, emotional, and financial costs of MSK pain. We think bigger about MSK pain by addressing both the physical and mental aspects in a way that is designed to lead to happier, healthier, and more productive employees. We provide outcomes information to our clients such as reported pain-related work absenteeism or impaired work productivity in order to quantify the impact of our program on our members.

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Ability to attract and retain talent: Healthcare benefits have gained greater significance in the recruitment and retention of employees, particularly in tight labor markets. Employees adopt technology in many other aspects of their lives and expect the same in their healthcare. Through technology, we aim to equip our members with the ability to lead more enriching lives with improved health outcomes, which in turn may serve as a draw for our clients when recruiting talent.

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Simplicity of implementation: We are dedicated to streamlining processes for our clients and focus on eliminating the time-related impairments associated with implementation. By partnering with health plans, PBMs, TPAs, and other ecosystem partners, we simplify contracting and implementation, achieving in weeks what typically takes much longer in healthcare. This can substantially reduce the burden on our clients and expedite the cost savings our platform brings for them.

Value to Our Ecosystem Partners:

We have a vast ecosystem partner network that includes: health plans, PBMs, TPAs, digital health providers, centers of excellence, healthcare navigation partners, brokers, and consultants. Similar to our approach with members and clients, we strive to create value for ecosystem partners. Examples of the value we help create with our partners include:

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Source of innovation: In addition to the core medical and pharmacy products that clients purchase, clients have grown to expect their health plans and PBMs to survey, vet, and select leading solutions that address their highest medical cost categories, such as MSK conditions. We designed our platform to create superior member experiences that result in positive outcomes across a wide range of clients and demographics, allowing us to validate outcomes at scale.

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Scalability and care equality: The scalability of our platform and its ability to provide automated care enable our partners to confidently extend our platform to their covered populations, regardless of size. The scalability of our platform provides consistent, high-quality MSK care to members, which can address disparities and create greater care access and equality. For partners, this means they can meet the MSK care needs of their diverse client bases more effectively by providing solutions that can scale seamlessly and reduce costs while enhancing equitable health outcomes in MSK care.

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Cost savings: In addition to removing the administrative burden of selecting, contracting, and integrating with healthcare solutions, ecosystem partners have selected our platform and programs for their fully-insured and Medicare Advantage plan populations to potentially increase their cost savings and optimize their star ratings.

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Ease of client implementation: With the proliferation of digital health providers, ecosystem partners have become increasingly flexible at implementing one-off solutions at the request of their clients. By taking a more proactive approach in selecting preferred providers, ecosystem partners can better streamline integrations for their clients as opposed to a series of one-off solutions that are disconnected and siloed. These partnerships simplify contracting and implementation, making it easier for their clients to access our services.

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High-risk member engagement: Given growing data that indicates that a small percentage of individuals drive the majority of the healthcare costs, the imperative to identify, intervene, and treat high-risk members has become a top priority across our partners. Together with our data and interventions, our partners’ claims and prior authorization data help us serve high-risk members more immediately. In addition, since most high-risk members have one or more comorbidities, we have designed our platform to seamlessly integrate with our partners’ care management arm to offer comprehensive and tailored member care.

Our Competitive Strengths

We seek to be the best solution on the market, the most validated solution on the market, and the easiest to buy. We believe the following strengths differentiate our platform and programs, which will drive our continued success with new and existing clients and members.

Scale and Market Leadership

We are a leading digital MSK platform in the United States, with over 2,250 clients and approximately 20 million contracted lives as of December 31, 2024. As of December 31, 2024, we had over 50 partners, consisting of health plans (including four out of the five largest national health plans based on self-insured lives), PBMs (including the top three PBMs by market share), TPAs, and other ecosystem partners (entities such as centers of excellence and healthcare navigation companies). As of February 1, 2025, our partners increased to include the five largest national health plans based on self-insured lives. We believe that our leadership and market differentiation make us a recognized and trusted brand within the industry, as evidenced by our 12-month client retention rate of 98% as of December 31, 2024. Additionally, we have a high level of client satisfaction, as shown by our client NPS of 87 as of October 31, 2024.

Member-first, Software-led Digital Care Delivery

At Hinge Health, we begin with the member experience. We are invested in a platform that is designed to provide a seamless member experience accessible on-demand via a single app, which offers members the ability to access care from a member’s personal smartphone or tablet. Our software-led, AI-powered delivery model also enables us to automate the delivery of care at scale that is monitored by our care team—where members have the potential to benefit from the technology and expertise of our entire platform instead of the individualized knowledge of an individual care provider, and where we can consistently innovate on our platform and member experience.

AI Technology and Data Advantage

We have invested heavily in our AI algorithms to deliver smarter and scalable care.

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Our AI-powered application: Traditional physical therapy, which is typically conducted without the aid of AI-powered motion tracking technology, is generally delivered in person through a one-to-one, or up to one-to-four, provider to member setting. Provider time is often expensive and not scalable. We designed our app to offer members personalized exercise therapy treatment plans, provide support to our care team in evaluating members and making recommendations, and allow members to interact with their care team. We leverage AI-powered motion tracking technology to provide members with real-time audio and visual feedback during their exercise sessions to help correct their form. AI is also streamlining our care team’s interactions with members by providing summarized aggregate medical information and automating suggested message content when engaging with our members. We believe this increases our care team’s efficiency and helps standardize the quality of the interaction. For example, after introducing our Care Team Assistant, our generative AI tool that automates repetitive and straightforward tasks such as message generation, data aggregation, and profile reviews, in July 2024, the average amount of time within a quarterly period that our care team took to compose message content across our programs fell by approximately 32% between the second quarter of 2024 compared to the fourth quarter of 2024.

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Proprietary data advantage: We actively deploy large language models across our databases and implement new uses of AI-driven database on our platform. Our proprietary exercise personalization engine leverages machine-learning from more than one million lifetime members that have used our platform and has tracked over 65 million activity sessions and 30 million member-reported outcome logs as of December 31, 2024. AI is only as good as the data that are fed into the algorithm, and we believe we have the broadest data repository of any digital MSK solution, much of which is proprietary and consistently refreshed through continued use of our platform.

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HingeConnect: With surgeries accounting for the majority of MSK medical spending on average, based on our analysis of Health Claims Data, it is important to identify high-risk eligible lives that are considering surgery, in order to consult with and further educate them on a range of MSK pain treatment options. HingeConnect is our proprietary AI-driven database that helps us identify and target the cost-driving individuals by leveraging a vast array of data, including demographics, comorbidities, exercise forms, and pain scores, as well as EHR data with daily claims feeds across over 750,000 providers. With our rich data set, combined with machine learning-based algorithms, we designed our surgery decision support and high-risk program to proactively identify high-risk members in real-time before they become high-cost claimants to the client.

Scalable and Efficient Go-to-Market Strategy

Our partner relationships provide us with an important competitive advantage. We are the preferred MSK partner for over 50 health plans, PBMs, TPAs, and other ecosystem partners (entities such as centers of excellence and healthcare navigation companies), including the five largest national health plans by self-insured lives and the top three PBMs by market share. Our partners collaborate with our sales force to win new clients. When we enter into an agreement with a partner, we typically win a large majority of the employers using that partner who go on to select a digital MSK solution. Many employer clients prefer purchasing their benefits through their health plan because contracting and implementation are established and less onerous. Our partners also assist us in identifying and encouraging enrollment on our platform. For example, a healthcare navigation partner can see if a contracted life with MSK conditions has access to Hinge Health and can direct them to our platform. Additionally, we enable members to refer co-workers and their dependent family members to try Hinge Health, which activates personal networks to increase enrollment in our programs.

Outcomes for Members and ROI to Clients

We have tools designed to identify and appropriately intervene in order to provide improved outcomes for our members and cost savings to our clients. We provide comprehensive care that includes providing surgery decision support with physicians, adding Enso to care plans to relieve pain, and addressing multiple affected areas at once.

We seek to change the lives of our members through improved physical and mental health. MSK pain can impact every facet of life and can have a significant negative impact on mental health. Throughout our platform we track a number of member-reported outcomes including pain, depression, and anxiety to refine our holistic care approach. We believe that our focus on mind, body, and behavioral support has led to members reporting improvements after the use of our programs, including the 2020 Longitudinal Study that evaluated the efficacy of our platform in a large population of participants with chronic knee and back pain where participants reported a 68% average improvement in reported pain and a 58% reduction in reported depression and anxiety after 12 weeks. Our research partnerships have included collaborations with institutions such as Stanford University, UCSF, Vanderbilt University, University of Rhode Island, University of Washington, and University of Texas at Austin. Our team of researchers have conducted or collaborated on numerous studies, including randomized controlled trials (“RCTs”), observational clinical studies, and medical claims-based outcomes research studies. Since 2017, we have published 15 peer-reviewed research articles in established journals on program engagement, clinical outcomes, medical care, and prescription drug utilization, in addition to four reviewed medical claims-based studies, in an effort to demonstrate the benefits of our programs in improving member outcomes and cost savings in medical cost.

Some of our published studies examined how member outcomes can lead to cost savings for our clients. Our 2023 Employer Claims Study estimated a 2.4x ROI for clients, based on the estimated $2,387 average cost savings per member over a 12-month period divided by the cost of our chronic program. This study and its methodology were externally reviewed by a leading actuarial and benefit consulting firm. For additional information regarding our member and ROI studies, see the section titled “—Our ROI Studies and Clinical Outcomes.”

Platform Extensibility and Proven Record of Innovation

We are committed to continuous innovation. We have increased the number of affected areas addressed by our programs, from two at our inception (knee and back), to sixteen (neck, upper back, shoulders, elbows, forearms, wrists, hands, lower back, hips, pelvic region, thighs, knees, shins, calves, ankles, and feet) as of December 31, 2024. This breadth allows us to reach more clients and increase utilization among our contracted lives and members. We have also introduced Enso, an FDA-cleared, wearable device, developed HingeConnect, our proprietary AI-driven database for real-time care interventions and external provider coordination, and integrated our proprietary AI-powered motion tracking technology to replace wearable sensors and provide motion guidance during exercise therapy. We recently launched a program that delivers specialized care for women’s pelvic health and a fall prevention program for eligible lives in our Medicare Advantage population. We believe we have the ability to further increase access to our newly launched programs, and we plan to continue to innovate and identify ways to further integrate our platform into the member journey for MSK care.

Our Growth Strategy

We have experienced significant growth since inception, which we attribute to expanding our client base, increasing adoption across our existing client base, launching new programs, and expanding into new markets.

We believe we are well positioned for continued growth, as we believe our current total contracted lives only represent approximately 5% of our target addressable market.

Expand Our Client Base in Our Core Markets

Our core client base is self-insured employers. We believe the addressable market for self-insured employers in the United States is approximately 120 million lives, according to our analysis of data from AIS Health, of which approximately 19 million were contracted in our existing client base as of December 31, 2024. This provides a sizable growth opportunity, which we can address by leveraging our experienced sales force and strong relationships with health plans, benefits consultants, and other ecosystem partners. Our sales force has a client-specific strategy, which is customized by segment and client size. Our ecosystem partners play an important role by often offering us as their preferred MSK solution and providing a faster implementation route than contracting and implementation directly with clients.

Expand into New Markets

We have expanded beyond our core self-insured employer market and will continue to evaluate opportunities to do so in the future. In addition to self-insured employers, we also offer our platform to fully-insured health plan populations, Medicare Advantage populations, and federal insurance plans. In many cases, after we have delivered positive outcomes for our partners’ self-insured employers, they decide to contract with us for their fully-insured and Medicare Advantage lines of business. These two populations, combined with the federal insurance populations we are also expanding into, represent an estimated 96 million additional lives in the United States. We also developed a fall prevention program for eligible lives in our Medicare Advantage population and have seen compelling early interest in this program. We also expect to expand into additional government agencies and government healthcare programs, such as Medicare and Medicaid, which represent an additional 112 million lives.

Regarding international expansion, in the third quarter of 2024, we began introducing our global program to clients that are United States-based multinational corporations. We expanded into Canada in the third quarter of 2024, and we expect to offer our global program in several European countries in the first half of 2025 and continue to grow that program globally in 2025. Initially, we are expanding through the global footprint of our current clients’ employee base with the objective of supporting our clients’ employees in their key geographies. We also plan to expand to non-U.S. based employers and government payers in countries outside of the United States over time. We are in the early stages of our international expansion, but we believe that international expansion could increase our number of contracted lives.

Increase Adoption Across Existing Client Base

We also plan to drive growth by increasing adoption by eligible lives within our existing client base. First, we expect to leverage our partner integrations, our proprietary HingeConnect AI-driven database, and our growth team’s capabilities to reach out to eligible lives when we believe they are most likely to benefit from our platform. Through data integrations with EHRs and health plans, we receive information about when eligible lives have seen a provider about pain or requested imaging or surgery. When we offer our platform to eligible lives in a timely way, it often increases adoption. We implemented a number of different marketing formats in the second and third quarters of 2024, which helped us to increase membership applications per impression from our legacy clients by 36% in a six-month period between the first quarter and the third quarter of 2024 and by 62% in a 12-month period between the third quarter of 2023 and the third quarter of 2024. We are continuing to refine this approach and believe we have significant runway ahead to optimize how we convert and engage new members. An increase in membership applications typically leads to more members engaging with our platform, which generally leads to increased billings. Such increases are not reflected in our revenue in any one quarter since we recognize revenue ratably over the 12-month member subscription period. Second, we have dedicated research and development resources to continuously optimize our targeting to maximize the number of eligible lives that enroll in our programs. Third, many members cycle in and out of pain over the course of their lives and will likely need our platform for multiple years. We have continued to focus on making our programs relevant for members so that they continue to use them throughout their lives, including by adopting our programs across multiple years. Additionally, we have increased the number of affected areas addressed by our platform, from two at our inception (knee and back) to sixteen (neck, upper back, shoulders, elbows, forearms, wrists, hands, lower back, hips, pelvic region, thighs, knees, shins, calves, ankles, and feet) as of December 31, 2024. We have also created programs for many different types of care by expanding from chronic care to include acute, pre- and post-surgery, and preventative care. These developments allow us to reach and engage more members.

Launch New Programs and Capabilities Driven by Investment in Our Platform

We have a history of innovation and expect to continue to develop and invest in our platform to provide more value to our members, clients, and partners over time. We launched our platform for individuals with two affected areas and required physical sensors to deliver care, and we have since added fourteen affected areas and replaced all sensors with AI-powered motion tracking technology, while also broadening our programs. We believe we have a promising product roadmap ahead of us, including an expansion of our women’s pelvic health and fall prevention programs and further AI use cases. Given the broad potential of our platform, we believe that we have a truly significant opportunity to launch new programs, products, and capabilities to attract new clients and increase adoption by eligible lives within our existing clients, as well as to improve programs and optimize engagement with our care team given our proprietary data and AI advantage.

Our Programs

Since we first launched Hinge Health in 2014, we have been committed to continuous innovation, delivering accessible and personalized MSK care, and providing a platform and programs that benefit our members and clients. We offer broad MSK care with multiple programs. From those suffering from chronic pain to those considering surgical interventions or undergoing post-surgery rehabilitation, we created our platform and programs to treat and prevent MSK pain. By combining technology and AI with the expertise of a highly scalable care team, we can align members with the right program, provide them with a personalized care plan designed to address their individual goals, and enable them to improve their overall quality of life.

Our programs are described below:

Chronic: Our chronic program focuses on both the physical and behavioral aspects of care for members suffering from chronic musculoskeletal conditions. This program is available for a range of affected areas: upper and lower back, hip, pelvic floor, shoulders, knee, thigh, calf, shin, neck, elbow, forearm, hand, wrist, ankle, and foot. The vast majority of our members are enrolled in our chronic program. Each member receives tailored exercise therapy through our AI-powered technology, robust educational content, and the support of a care team composed of licensed physical therapists, physicians, and board-certified coaches that support care escalations. If more than one area of the body needs focus, our chronic program is available for multiple affected areas at the same time. 65% of new members enrolled in our chronic program in 2024 have used the program to address more than one affected area.

Women’s pelvic health: In 2022, we launched our women’s pelvic health program as part of our chronic program in order to support women across stages of life when pelvic disorders are most common, including during pregnancy, the postpartum period, and menopause. Our women’s pelvic health program is designed to address pelvic pain and other symptoms through our chronic program with the support of a care team composed of pelvic health physical therapists, board-certified women’s health coaches, and urogynecologists that support care escalations. We personalize member care around five women’s pelvic health needs: pregnancy, postpartum, bladder and bowel control, pelvic pain, and pelvic strength. In 2025, we expanded our women’s pelvic health program to have a dedicated and comprehensive movement-based program that treats the musculoskeletal syndrome of menopause.

Acute: Our acute program is for members with short-term pain or a one-time injury, such as a sprained ankle. Similar to our other programs, members receive tailored exercise therapy and access to a care team. The acute program is more short-term oriented; however, if pain persists beyond 12 weeks, a member can transition to our chronic program for ongoing care.

Surgery decision support and high-risk member program: Since surgeries accounted for the majority of MSK medical spending based on our analysis of Health Claims Data from 2023, it is important to identify high-risk eligible lives that are considering surgery in order to consult with and educate them on a range of MSK treatment options. HingeConnect allows us to provide an enhanced care approach to support members by offering increased support and targeted interventions to help members reduce surgeries or invasive treatments as appropriate. With our rich data set, combined with machine learning-based algorithms, HingeConnect is designed to proactively identify high-risk eligible lives before they become high-cost claimants to the client.

Pre- and post-surgery: For members for whom MSK surgery is the treatment recommended by medical professionals caring for them, we offer programs designed to improve the quality of their pre- and post-surgical experience. Our pre- and post-surgery program is designed to expedite functional improvement and increase member satisfaction while reducing postoperative costs for the member and client. Through our platform, members receive guidance on exercise therapy for before and after surgery, tailored education about the surgery and recovery, progress tracking, and tools to aid with surgical preparation, pain management, and recovery. A member’s care plan can be shared with their surgeon in an effort to coordinate care.

Fall prevention: We launched a fall prevention program in 2023 to help adults aged 65 and older improve their physical abilities and reduce their risk of falling. This program includes a combination of exercise therapy, education, and care team support. We currently offer the fall prevention program to our Medicare Advantage clients and expect to make this program available to our self-insured employer populations in the future.

Prevention: Our prevention program is a way for our members to maintain and improve their health and wellness and incorporate movement into their lives. Eligible lives who do not have MSK pain that are best addressed with our other programs are directed to our prevention program. Members may also move to our prevention program after completing one of our other programs. We provide our prevention program at no charge to our clients. Our prevention program offers access to exercise routines and education about sleep, stress management, nutrition, and movement.

Global: We launched our global program in the third quarter of 2024 and expect to grow this program in 2025. Our global program makes high-quality care for common MSK conditions more accessible worldwide. Members receive a personalized treatment plan with exercise therapy and education that adapts to the member’s evolving needs over time, and the program employs TrueMotion AI-powered motion tracking technology for real-time feedback on exercises. Our global program content is localized with culturally relevant translations. Because our global program does not utilize hardware and is streamlined without care team access and support, we expect to be able to reach more members across more countries. We also expect to be able to expand our global program at a price point that is compelling to employers who are typically not responsible for the direct healthcare costs of their employees.

Our Technology

We believe the thoughtful development of technology can radically improve the Triple Aim in healthcare (experience, outcomes, and costs) while ensuring consistent care regardless of income level or geography. We firmly believe that in order to truly lower costs and ensure consistent care, technology must automate key aspects of care delivery. To that end, we have built our platform to incorporate a number of features, including our:

Intelligently personalized exercise engine: Once an eligible life completes our screening process, our proprietary algorithm automatically analyzes the inputs and enrolls the eligible life onto our platform. The algorithm takes the newly enrolled member’s profile and health history into consideration and ingests various attributes, such as demographics, comorbidities, exercise outcomes, and pain scores. We utilize data integration and machine learning to identify risk levels and specialized needs, and then place members into a program based on their profile. Our technology combines the member risk profile with any member-specific functional goals and develops personalized exercise treatment plans for the member based on their focus areas, all overseen by our care team. Treatment plans are sets of curated stretching and strengthening exercises targeting the individual member’s focus areas. Members receive personalized, AI-generated audio and visual feedback as they progress through their program, and their treatment plans evolve using near real-time feedback based on exercise form tracked via our AI-powered motion tracking technology, self-reported pain scores, and other member input. Our proprietary AI model is continuously learning and improving as each member enters our platform. From inception through December 31, 2024, we have had over one million members, over 65 million activity sessions and 30 million member reported outcome logs generated. The continuous improvement of our AI model and growth of our dataset enables better and more effective recommendations that are personalized to each member.

Patented AI-powered motion tracking technology (TrueMotion): Our patented TrueMotion AI-powered motion tracking technology is the foundation of our programs, intended to enable remote delivery at a fraction of the cost of traditional in-person care, which involves additional fees and costs such as overhead from rent and often requires a one-to-one ratio between the provider and care recipient. Our AI-powered motion tracking technology gives members access to leading exercise form guidance and correction using the measurement of human motion in 3D, which are available through the camera on their mobile device or personal tablet. As of December 31, 2024, based on our analysis of active mobile devices in the United States with the Hinge Health app installed and the estimated number of Hinge Health members on compatible iOS and Android devices as of December 6, 2024, we believe that TrueMotion was available on over 90% of the devices that we believe our members are using. Computer vision captures movement across the member’s body through over 100 reference points in order to guide complex exercises and allows us to track smaller areas of the body like the head, wrist or hand. Our AI-powered motion tracking technology guides the member with feedback on pace, alignment, and depth of an exercise, like a squat, to increase confidence in movement. This technology enables near real-time feedback for a wide range of movements and provides our data model and our physical therapists with more insights to personalize the member’s continuing care plan. As of December 31, 2024, we owned 21 issued patents and 90 pending patent applications for TrueMotion. See the section titled “Business—Intellectual Property.”

Proprietary high-risk identification engine (HingeConnect): According to our analysis of Health Claims Data, approximately 6% of health plan individuals drove 85% of MSK-related medical costs in 2023. To optimize ROI for our clients, it is important to identify and engage high-risk individuals. Utilizing HingeConnect, our proprietary engine, we integrate EHR data from over 750,000 providers across over 145,000 care sites nationwide as of December 31, 2024. This data includes daily and weekly insurance claims feeds, prior authorization records, and health plan partner referrals. Applying advanced algorithms and AI to this broad dataset, we can identify likely high-cost individuals efficiently before they become high-cost claimants to the client. We then either engage the eligible life through targeted marketing to enroll in our programs, or, for members, offer additional conservative care options. Additionally, with the members’ approval, we foster collaboration by sharing member progress and engagement with national health information exchanges and partners, which can enable continuity of care for our members across the broader healthcare ecosystem. We believe that by using HingeConnect we are revolutionizing healthcare delivery in a way that is designed to provide the right care at the right time to our members and in the most cost-effective manner for our clients.

AI-supported Care Team Assistant: We empower our care team with AI-supported technology to improve member interactions and the member experience as a whole. We believe our AI approach is a differentiator, allowing our care team more time to connect with members in the most high impact way. We have developed a Care Team Assistant, which is a generative AI tool that automates repetitive and straightforward tasks such as message generation, data aggregation, and profile reviews. By summarizing information and prompting our care team with suggested action plans and draft responses, this AI tool helps reduce time spent on administrative tasks and allows our care team to focus more on meaningful interactions with members. We believe our use of the Care Team Assistant enhances member retention and engagement while also enabling our care team to be more cost-effective as compared to traditional methods that do not utilize AI. For example, after introducing our Care Team Assistant in July 2024, the average amount of time within a quarterly period that our care team took to compose message content across our programs fell by approximately 32% between the second quarter of 2024 compared to the fourth quarter of 2024.

Advanced electrical nerve stimulation technology (Enso): Enso, our proprietary electrical nerve stimulation technology, is supported by 7 issued patents as well as 9 pending patent applications in the United States and the European Patent Office, as of December 31, 2024. We believe Enso is a valuable part of our platform because many people are in too much pain to move or have frequent flare ups. Enso is a small, lightweight, wearable device that delivers electrical nerve stimulation designed to provide non-addictive and non-invasive pain relief. Enso is an FDA-cleared device indicated for the symptomatic relief and management of chronic intractable pain, and for temporary relief of pain associated with sore and aching muscles in the shoulder, waist, back, neck, upper extremities (arm) and lower extremities (leg) due to strain from exercise or normal household work activities. We believe that Enso can provide an easier way to manage pain, without drugs or surgery, and help members focus on enjoying life through reduced pain. Enso works by delivering electric pulses in a unique waveform that includes high frequency components. The Journal of Pain Research published results in 2024 from two RCTs that we conducted on our Enso device, the most recent of which demonstrated that Enso increased the likelihood of pain reduction versus exercise therapy alone and other transcutaneous electronic nerve stimulation. We have integrated Enso into our core programs for high-risk members and are the sole digital MSK platform with this solution. Moreover, as of December 31, 2024, we have reduced the manufacturing cost of our latest Enso model, model 3, which was launched in 2024, by approximately 75% since Enso model 1 was acquired in 2021.

Our Care Team

In addition to our technology, what makes us different from traditional physical therapy is that we provide simple, robust, and intelligently personalized care with a multidisciplinary care team of licensed physical therapists, physicians, and board-certified health coaches. Empowered by our AI algorithms, our physical therapists work with members to personalize their exercise therapy plan, and our health coaches provide education and behavioral support to help members overcome barriers that typically prevent engagement and recovery in traditional MSK care. Our physicians help oversee our programs, guide our clinical studies, and provide surgery decision support for members. Because our technology automates many of the processes, we believe our care team is able to be more efficient with their time and focus on providing members with tailored care.

Care team
Dr. Lori Walter
Doctor of Physical Therapy
Liam Norfleet
Board Certified Health
& Wellness Coach
Dr. Jeffrey Krauss
M.D., Physical Medicine
& Rehabilitation

Physical Therapists: All of our physical therapists are licensed Doctors of Physical Therapy and possess an average of over eight years of clinical experience as of December 31, 2024. Many have additional specialized training in areas such as orthopedics, pelvic health, and pain neuroscience and additional board certifications.

Physicians: Our physicians are board certified musculoskeletal medicine specialists. They are responsible for managing and designing our programs and offering surgery decision support to members when facing the possibility of surgery. Our physicians review in-person provider recommendations, provide advice on alternative options, and answer questions throughout the care process.

Health Coaches: Our health coaches are typically Nationally Board-Certified Health and Wellness Coaches (NBC-HWC) who have completed a credentialed coach training program, which requires over 50 coaching sessions, 4,000 hours of work experience, practical skills assessments, written examinations, and a series of case studies. Health coaches can often be a catalyst for behavior change, using positive psychology, ability building, and motivational interviewing to help break down barriers that members may face over the course of their program.

Hinge Health Digital P.C., our affiliated professional medical corporations, contracts with or otherwise employs physicians, physical therapists, and other licensed health professionals in order to provide services to our clients and members, and under certain management services agreements, we serve as the exclusive manager and administrator of Hinge Health Digital P.C.’s non-clinical functions and services. For more information regarding our arrangements and relationships with licensed health professionals, see the section titled “Business—Regulatory Environment—State Corporate Practice of Licensed Professions and Fee-Splitting Laws.”

Our Member Journey

To encourage non-invasive care management, we streamline and simplify the member journey. A member’s journey starts with the discovery of Hinge Health. After we contract with a client, we receive an eligibility file that lists the client’s population of eligible lives, including contact details for eligible lives, which are updated frequently. Through a combination of these contact details, our health plan integrations, and client claims data, we send both targeted and broad marketing campaigns to the eligible life populations of our clients. Our marketing campaigns educate and increase awareness of our platform in order to enroll eligible lives in our platform and programs.

We employ a holistic communication strategy that incorporates multiple channels and is designed to reach eligible lives. We are dedicated to improving the performance of our channels through data analytics. All of our marketing channels are regularly subject to A/B testing to optimize their results. We implemented a number of different marketing formats in the second and third quarters of 2024, which helped us to increase membership applications per impression from our legacy clients by 36% in a six-month period between the first quarter and the third quarter of 2024 and by 62% in a 12-month period between the third quarter of 2023 and the third quarter of 2024. We are exploring additional marketing channels and plan to diversify our touchpoints as we grow. An increase in membership applications typically leads to more members engaging with our platform, which generally leads to increased billings. Such increases would not be reflected in our revenue in any one quarter as we recognize revenue ratably over the 12-month member subscription period.

Eligible lives can access our screening tool on our website, either directly or through the QR code on a printed mailer, an email, or any other of our marketing channels. There, they answer a series of text-based questions, covering pain history, recent injuries, health condition, red flags, and impacted activities, that allows our algorithm to generate a risk profile, check eligibility, and place eligible lives into a program. That individual can then immediately download our mobile application and complete their first exercise therapy session to start moving in minutes. A member will be introduced to their care team, which is available at their convenience as needed.

Members can then access education articles, do their on-demand exercise therapy and video visits, and communicate with their care team—all from one easy-to-use application on their own mobile device or tablet, allowing them to access our platform wherever and whenever is most convenient. During the year ended December 31, 2024, approximately 64% of members were onboarded on the same day they completed their intake form, and approximately 75% of members were onboarded within the first week.

Throughout the member journey, our physical therapists are available to help members with advice and our health coaches use positive psychology, ability-building, and motivational interviewing to encourage adherence to our programs. The program evolves with the member’s progress, while the member receives messages that are personalized to their experience and behavior to drive engagement. Many members will cycle in and out of pain and may use our programs for multiple years as they progress through life. Some members choose to use our platform consistently for a lifestyle of movement, and some choose to use it for shorter, episodic cycles to get through flare-up pain and may cycle off once their outcomes have improved.

Members receive a one-year subscription to our platform after they have completed their first billable activity on our platform. If they engage after the end of their one-year subscription, they continue to be members for the subsequent year, and clients are billed for another full year. In 2024, members completed an average of 34 treatment sessions in their first year. As of December 31, 2024, we had over 532,000 members, compared to approximately 371,000 members as of December 31, 2023, which represents an increase of 44%.

We believe the following member testimonials are representative examples of how our members can benefit from our platform and these member testimonials are based on members’ experiences and personal results. The individual member experiences highlighted are illustrative only and the results stated herein may not be representative of the results experienced by other members. Member results may vary and we do not claim that these are typical results.

MEMBER TESTIMONIAL

“Having used Hinge Health in the past, I didn’t give it a second thought. I worked with my Hinge Health care team to create an exercise routine that was customized for me. I’ve seen the benefits, not just physically, but also mentally. I was so grateful Hinge Health was there. I was able to avoid surgery.

John B.

59 YEARS OLD
PROGRAM: ACUTE
AFFECTED AREAS: BACK, ANKLE, NECK, HIP
2+ YEARS OF ENGAGEMENT

John was preparing to travel abroad when he suddenly broke his ankle. Wrecked with disappointment, John met with a surgeon who suggested physical therapy instead of surgery.

MEMBER TESTIMONIAL

"I could barely move when I started using Hinge Health, but the more I did the exercises, the better I felt. When the sharp pain comes, I put my Enso on and the pain diminishes. Now, I'm back to doing things that I wasn't able to do for a long time."

In 1979, John broke three of his vertebrae. He thought he'd be in pain for life. Six years ago, he fell while fishing, damaging his spine further. Wanting to avoid surgery, John turned to Hinge Health.

John P.

58 YEARS OLD
PROGRAM: CHRONIC + ENSO FOR FLARE-UPS
AFFECTED AREAS: BACK, NECK
2+ YEARS OF ENGAGEMENT

MEMBER TESTIMONIAL

"I absolutely love it. There are articles that help you understand what's going on with your body. And having a coach is, what I like to call, having an accountabili-buddy. They've taught me that I can be an age where I'm older, but not an age where I'm less mobile."

When Davi discovered she had arthritis, doctors recommended physical therapy, but the closest facility was 30 minutes away. However, her employer offered Hinge Health as a benefit.

Davi M.

PROGRAM: CHRONIC
AFFECTED AREA: HIP
1.5+ YEARS OF ENGAGEMENT

MEMBER TESTIMONIAL

“Before, whenever I laughed, cried or sneezed, I’d likely end up having to go change my clothes. But after using Hinge Health for just 12 minutes a day, three times a week, for three months, I can now laugh, cry and sneeze without worry. It’s been transformational.

Rhonda E.

60 YEARS OLD
PROGRAM: CHRONIC
AFFECTED AREA: PELVIC
1+ YEARS OF ENGAGEMENT

Faced with incontinence, Rhonda went to see a urologist who told her it was normal for her age, and if things got worse, to come back for surgery. Her husband, who had been using Hinge Health himself, told her about the women’s pelvic health program.

Our Clients

Our clients are the businesses and organizations that pay for our platform for their covered employees and adult dependents, either by contracting with us directly or by contracting for access to our platform through one of our partners. Our clients are primarily self-insured employers and include many of the nation’s leading enterprises across a broad range of industries and sizes. Within the self-insured segment, we also serve many public sector self-insured employers, such as state and local city governments and labor unions. In most instances, we partner with clients’ health plans, TPAs, PBMs, or other ecosystem partners (entities such as centers of excellence and healthcare navigation companies) to reduce the friction of contracting, pricing, security and IT compliance, onboarding, and billing. We are also in the early stages of expanding to serve health plans’ fully-insured and Medicare Advantage populations and federal insurance plans. We foster impactful, long-term relationships with our clients by delivering exceptional experiences for their members and dollar savings for our clients. As a result, our 12-month client retention rate was 98% as of December 31, 2024. Our contracts covered approximately 20 million contracted lives across more than 2,250 clients as of December 31, 2024. We define a client as a business or organization, which we call an entity, that have at least one active agreement with us at the end of a particular period. Entities that procure our platform through our partners are counted as individual clients. We do not count our partners as clients, unless they also separately have at least one active client agreement with us. For example, our HCSC (Health Care Service Corporation) fully-insured population is counted as one client, even though there are thousands of employers within that client whose employees and adult dependents are eligible for our programs.

We serve a wide range of clients from small- and medium-sized businesses to large enterprises. As of December 31, 2024, our smallest client had a population of 25 eligible lives and our largest client had a population of over 372,000 eligible lives. We had active client agreements with 49% of the Fortune 100 companies and 42% of the Fortune 500 companies, as of December 31, 2024. Our clients also represent over 25 broad industries, including construction, education, energy, financial services, healthcare, hospitality, information technology, labor unions, manufacturing, nonprofit, and retail.

Case Studies

We believe the following case studies are representative examples of how our clients and partners can benefit from our platform. We highlight clients and partners of varying types across the different segments of our client and partner base. Because these clients and partners cover varied member populations, we believe the following case studies provide a helpful representation of the potential results that may be achieved by our broader client and partner base. The individual client and partner experiences highlighted in the following case studies are illustrative only and the results stated herein may not be representative of the results experienced by our other clients or other partners, including future results.

SISC
Self-Insured Schools of California
Schools Helping Schools

Self-Insured Schools of California Case Study

~150,000 eligible lives as of September 30, 2024

CLIENT SINCE 2019

INDUSTRY: K-12 EDUCATION

SUBSTANTIAL OUTCOMES REPORTED BY SISC'S MEMBERS IN A SURVEY CONDUCTED ONE YEAR POST-ENROLLMENT[1]:

60%
Reduction in pain levels

59%
Reduction in depression

> "Hinge Health has made me stronger and more flexible, and even improved my balance. I now have the confidence and ability to minimize and manage my back pain.
>
> – HINGE HEALTH MEMBER, SISC

Workforce overview

Founded in 1978, Self-Insured Schools of California (SISC) is a benefit pool of over 470 public schools in California that structures insurance coverage to meet the needs of its member schools. By pooling resources, SISC provides schools with more stable long-term insurance solutions than purchasing from commercial carriers.

Public school employees skew older, with an average age of 47. They engage in a variety of work, including teaching, office work, cleaning, grounds maintenance, driving buses, and more.

MSK challenges

MSK issues were SISC's second-largest medical cost driver in 2023. Many teachers experience chronic back and knee pain due to extended periods of standing and sitting. Grounds staff engage in repetitive motions and awkward postures that can cause back and joint pain. Meanwhile, the sedentary nature of office work often results in chronic neck, back, and knee pain.

CASE STUDY CONTINUED

Why Hinge Health?

SISC realized that a digital MSK solution like Hinge Health had the potential to improve care access for its large beneficiary population and reduce MSK costs. For teachers and other employees who often are not able to take time off to attend in-person physical therapy sessions, the digital component of Hinge Health was a key factor.

As a consortium of public schools, SISC does not conduct mandatory meetings or communicate with its member schools as easily as a self-insured employer may be able to meet or communicate with its health plan beneficiaries. Through targeted marketing on SISC's behalf, we have helped simplify care for SISC's employees and adult dependents.

SISC reported that the implementation of Hinge Health was easy and seamless. We rolled out program promotion and education efforts to drive awareness. Since SISC makes us aware of other healthcare resources offered to its members, our care team can refer members for additional services when needed in order to support integrated care

> **“ We are pleased with the results of the Hinge Health program. Not only did we avoid likely MSK surgeries and cut medical spending, the improved physical and mental health of our teachers and staff have a positive impact on our schools and the quality of children's education.**

– NICOLE MATA, DIRECTOR OF HEALTH BENEFITS, SISC

> **“ Hinge Health pretty much picks up the ball and runs with it and works with our carrier to make everything work. There was very little staff effort involved.**

– JOHN STENERSON, DEPUTY EXECUTIVE OFFICER, SISC

Outcomes

SISC found that Hinge Health delivered results for many of its members by reducing pain, improving mental health, and lowering healthcare-related costs.

Surveyed SISC members enrolled in Hinge Health reported a 64% reduction in their expectations of having surgery in the next year, which led to SISC reducing healthcare spend. Members also reported a 60% average reduction in pain levels after one year of enrollment, which translates into improved quality of life. There have also been dramatic improvements in mental health, with members reporting a 59% average decrease in depression one-year post-enrollment.

Southern Company Case Study ~50,000 eligible lives as of September 30, 2024 CLIENT SINCE 2018 INDUSTRY: ENERGY SUBSTANTIAL OUTCOMES REPORTED BY SOUTHERN COMPANYS MEMBERS IN A SURVEY CONDUCTED ONE YEAR POST-ENROLLMENT1: 69% Reduction in their expectations of having surgery in the next year 68% Reduction in pain levels 59% Reduction in pain-related work absent- eeism or impaired productivity 68% Reduction in depression I can now hike a lot longer, and even go up and down hills with little to no pain. Hinge Health is definitely working. HINGE HEALTH MEMBER, SOUTHERN COMPANY Workforce overview Southern Company is a gas and electric utility holding company that employs more than 28,000 people across 18 states in a variety of roles, as of September 30, 2024. Its frontline, field-based workers often have physically demanding duties, and their schedules can be unpredictable. Although the workforce is primarily men, a significant number of dependents on Southern Companys benefit plans are women. MSK challenges Due to the physically demanding jobs of its workforce, Southern Company found that MSK issues accounted for around 15% of its medical claims in 2021. Access to care was another challenge. Many Southern Company employees live in rural areas, where MSK care is not readily available. The Southern Companys benefits team needed a solution that would address these challenges and meet the needs of its workforce. 1 Outcomes are averages based on survey data reported by 3,134 of Southern Companys members between June 2018 and September 2024. Members responded to a survey at screening and one year post-enrollment and reported on their: (1) pain level in the preceding 24 hours, (2) depression based on responses to a questionnaire, in which members were considered depressed based on a score of 10 or greater on the Personal Health Questionnaire depression scale (PHQ8), (3) work absenteeism based on a work productivity and impairment score accounting for hours generally worked per week, hours missed during the preceding seven days due to members MSK condition, and the impact of MSK pain on their productivity, and (4) members expectations of having surgery on the affected area in the next year.

CASE STUDY CONTINUED Why Hinge Health? Southern Company felt that our digital MSK platform was a great fit for its employees, since participants could engage whenever and wherever it was convenient for them. This was essential for workers in rural areas without easy access to physical therapists and other MSK specialists. Our comprehensive approach to MSK pain would enable Southern Company to provide convenient and complete benefits to employees and their families. I wish all vendors could make implementation as easy as Hinge Health. KATIE KIRKLAND, DIRECTOR OF BENEFITS & WELLBEING, SOUTHERN COMPANY Outcomes Southern Company saw results as employees began enrolling in our platform and programs. Members reported that each of their pain levels and depression decreased by 68% one year post-enrollment. Members also reported a 69% reduction in their expectations of having surgery in the next year. Their productivity improved as well, with members reporting a 59% reduction in pain-related work absenteeism or impaired productivity. These results allowed Southern Company to see a reduction in claims costs.

The Texas A&M University System Case Study

~47,000 eligible lives as of September 30, 2024

CLIENT SINCE 2020

INDUSTRY: HIGHER EDUCATION

SUBSTANTIAL OUTCOMES REPORTED BY TAMUS' MEMBERS IN A SURVEY CONDUCTED ONE YEAR POST-ENROLLMENT[1]:

63%
Reduction in pain levels

46%
Reduction in depression

> "I couldn't get up from the floor or take five steps without having severe back and leg pain. I started Hinge Health, not expecting much improvement. My back feels stronger and the exercises have provided me significantly more flexibility.

– HINGE HEALTH MEMBER, TAMUS

Workforce overview

The Texas A&M University System (TAMUS) is one of the largest higher education systems in the United States. The workforce includes professors, researchers, rural agricultural extension workers, emergency management teams, and more.

MSK challenges

Like many organizations, TAMUS recognized that its MSK spend was high. Since employees were often unaware of alternative MSK treatment options, many resorted to costly surgical interventions. Moreover, many TAMUS employees live in rural areas where access to care can be difficult.

CASE STUDY CONTINUED

Why Hinge Health?

Our platform meant TAMUS could provide employees, dependents, and retirees with accessible care for MSK issues, especially for populations living in rural areas with limited access to physical therapists.

TAMUS reported that our implementation process and ability to launch a multimedia marketing campaign met the needs of its different workforce groups. We believe that our personalized outreach was especially effective with TAMUS' large retiree population.

> **"Hinge Health has truly been a win-win program. Many of our current employees and retirees are able to get back to the activities they love without surgery. TAMUS is addressing our high MSK spend and providing our employees and retirees with an alternative to surgery.**

– JESSICA PALACIOS, PHR, SHRM-CP, ASSOCIATE DIRECTOR OF SYSTEM BENEFITS ADMINISTRATION, TAMUS

Outcomes

As TAMUS employees enrolled in our platform and programs, they began learning new ways to address MSK pain through our personalized exercises, educational articles, and behavioral support. TAMUS members reported a 71% reduction in their likelihood of having surgery in the next year, likely leading to lower claim costs for the organization. Members also reported a 63% reduction in pain levels, a 46% decrease in depression, and a 53% reduction in pain-related work absenteeism or impaired productivity one-year post-enrollment.

Client A Case Study ~33,000 eligible lives as of September 30, 2024 CLIENT SINCE 2019 INDUSTRY: RETAIL SUBSTANTIAL OUTCOMES REPORTED BY CLIENT As MEMBERS IN A SURVEY CONDUCTED ONE YEAR POST-ENROLLMENT 1 65% Reduction in their expectations of having surgery in the next year 63% Reduction in pain levels 50% Reduction in pain-related work absenteeism or impaired productivity 50% Reduction in depression My positive attitude is just one of the tools in my backpack! I can honestly say that Hinge Health has really helped me improve my overall mental, physical and emotional wellbeing. I am happier, healthier and able to do more things that I enjoy. CLIENT A MEMBER ENROLLED IN HINGE HEALTH Workforce overview Client A is a Fortune 300 company and leader in the automotive retail sector. MSK challenges Client As employees often engage in repetitive lifting as part of their jobs, making MSK issues prevalent. Since many employees often proceed directly to surgery to address their pain, MSK conditions were one of Client As top categories of claims spending. Client A believed that a preferable approach would be to reduce the incidence of MSK injuries through non-surgical treatment, prevention, and education. 1Outcomes are averages based on survey data reported by 986 of Client As members between May 2019 and September 2024. Members responded to a survey at screening and one year post-enrollment and reported on their: (1) pain level in the preceding 24 hours, (2) depression based on responses to a questionnaire, in which members were considered depressed based on a score of 10 or greater on the Personal Health Questionnaire depression scale (PHQ8), (3) work absenteeism based on a work productivity and impairment score accounting for hours generally worked per week, hours missed during the preceding seven days due to members MSK condition, and the impact of MSK pain on their productivity, and (4) members expectations of having surgery on the affected area in the next year.

CASE STUDY CONTINUED Why Hinge Health? Client A has embraced a value-based model and shifted to an integrated approach to care driven by outcomes. Our platform was aligned with Client As healthcare priorities. Personalization and integration are top priorities for Client A, as is removing roadblocks to care for Client As eligible lives. We believe that our programs, combined with our technology and robust care team, drive member engagement by helping to reduce barriers to care, setting personal goals and enabling members to be accountable and motivated. Outcomes As Client As eligible lives enrolled and became members, many reported that they gradually began to experience reductions in their MSK pain levels. On average, members reported reductions in pain, depression, pain-related work absenteeism or impaired productivity, and their expectations of having surgery on the affected area in the next year. Client As members did not pay to enroll in Hinge Health and Client A lowered its average MSK claims costs. Furthermore, Client A believes that when their employees are feeling healthy and in less pain, they are more focused and able to deliver better service to their customers. Our employees have been satisfied in many ways from the great service. We hear from employees about how Hinge Health has changed their lives in a positive way, by improving the quality of their lives and getting them back to work sooner. Many have commented that they thought they were going to have to have surgery, but didnt. CLIENT AS DIRECTOR, BENEFITS

CLIENT SINCE 2023 Barclays Case Study1 ~17,000 eligible lives as of September 30, 2024 INDUSTRY: FINANCIAL SERVICES " Working towards a consistent exercise routine has been a success for me. The reminders and short sessions help because it makes the routines manageable. - HINGE HEALTH MEMBER, BARCLAYS Workforce overview Barclays is a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist U.S. consumer bank. Its U.S. employees are primarily in sedentary roles, including analyst, engineering, and customer service positions. MSK challenges MSK conditions are one of the top drivers of Barclays' U.S. medical spend. To address this top driver, Barclays offered physical therapy and orthopedic consultations on-site at their U.S. headquarters, prior to the COVID-19 pandemic. However, given the limitations of on-site services to reach a broader national population, including dependents, Barclays realized that a digital MSK offering could provide more flexibility and greater accessibility, while also helping to reduce cost and improve overall employee wellbeing. 1 Barclays Capital Inc. is serving as an underwriter in this offering 2 Outcomes are averages based on survey data reported by 143 of Barclays members between January 2024 and January 2025. Members responded to a survey at screening and one year post-enrollment and reported on their: (1) pain level in the preceding 24 hours, (2) work absenteeism based on a work productivity and impairment score accounting for hours generally worked per week, hours missed during the preceding seven days due to members' MSK condition, and the impact of MSK pain on their productivity, and (3) members' expectations of having surgery on the affected area in the next year.

CASE STUDY CONTINUED Why Hinge Health? The convenience and accessibility of our platform and programs were a natural fit for Barclays' employees and dependents, especially for those who could not visit the on-site clinic during the workday. We integrated with Barclays' three on-site health centers to provide a cohesive experience for members, including Hinge Health training for the clinic staff and a cross-referral process between the two organizations. Program awareness was another critical component. As a strategic partner to the Barclays benefits team, we developed multi-channel marketing campaigns that resonated with employees and their dependents. " With the prevalence of MSK conditions and the challenges accessing convenient, quality care, having Hinge Health available to support employees and their dependents has solved for a significant need. The ease of use, ability to access both the digital clinic and live clinicians who proactively follow-up with members has driven engagement and been welcomed by employees. - - PAUL IMBIMBO, US BENEFITS DIRECTOR Outcomes As Barclays employees started using Hinge Health, many reported less pain and increased productivity. On average, members reported a 44% reduction in pain levels and a 40% reduction in their expectations of having surgery in the next year, one year post-enrollment. Productivity also improved, with a 46% reduction in pain-related work absenteeism or presenteeism. Moreover, the on-site clinic integration provided a cohesive experience for employees. This increased their reported satisfaction and likelihood of seeking more preventative care.

Partner A Case Study PARTNER SINCE 2021 REGIONAL HEALTH PLAN PARTNERSHIP KEY FIGURES AS OF SEPTEMBER 30, 2024 3.1M+ Total lives under partner1 36 Self-insured clients 289,000+ Eligible lives ~16,000 Lifetime members Why Hinge Health? As a large regional plan in the Midwest, Partner A serves over 3.1 million lives across self-insured and fully-insured employers, Medicare Advantage, and federal insurance plans. Partner A was looking for a long-term, strategic partner to meet the evolving needs of its clients. After evaluating multiple digital MSK providers, Partner A selected Hinge Health as its preferred partner.In 2021, Hinge Health and Partner A joined forces to serve four self-insured clients. As of September 30, 2024, we have treated over 16,000 lifetime members across 36 self-insured clients that we have contracted through our partnership with Partner A. Partner A ultimately found that our commitment to clinical excellence, positive outcomes, and track record of innovation aligned best with the organization's values and requirements. Following the initial success of our partnership, Partner A approved an expansion to reach individuals covered by its fully-insured, Medicare Advantage, and federal insurance plans starting in 2025. Outcomes Since using Hinge Health, surveyed members that enrolled between 2022 and 2024 through our partnership with Partner A reported a 57% average reduction in their expectations of having surgery in the next year and a 59% average reduction in pain levels, one year post-enrollment. Members also reported a 56% and 46% reduction in anxiety and depression, respectively, one-year post-enrollment.2 In 2022, we launched our women's pelvic health program. Given Partner A's emphasis on innovation, the organization readily adopted this offering to provide more equitable, accessible care for women. As of September 30, 2024, over 12% of members under the partnership had enrolled in our women's pelvic health program, which is now one of the largest virtual pelvic health programs in the country.1 Total lives under Partner A's various business lines in which Hinge Health operates.2 Outcomes are averages based on survey data reported between January 2022 and September 2024 by 3,853 members contracted through Partner A. Members responded to a survey at screening and after one year of enrollment and reported on their: (1) pain level in the preceding 24 hours, (2) members' expectations of having surgery on the affected area in the next year, (3) anxiety based on responses to a questionnaire, in which members were considered anxious based on a score of 10 or greater on the Generalized Anxiety Disorder 7-item (GAD7), and (4) depression based on responses to a questionnaire, in which members were considered depressed based on a score of 10 or greater on the Personal Health Questionnaire depression scale (PHQ8).

Partner B Case Study PARTNER SINCE 2020 NATIONAL PHARMACY BENEFIT MANAGER PARTNERSHIP KEY FIGURES AS OF SEPTEMBER 30, 202430M+ Total lives under partner1 66 Self-insured clients 1.1M+ Eligible lives ~71,000 Lifetime members Why Hinge Health? As one of the largest pharmacy benefit managers in the United States, Partner B was in search of a partner to provide MSK care with comprehensive services that matched its demographic needs and addressed healthcare challenges like management of chronic conditions and pain.We stood out to Partner B during the vendor selection process because of our ability to offer cost-effective solutions that tackle significant healthcare cost drivers. Partner B identified MSK care as an unmet need that aligned with its clinical and cost management priorities, and its desire to positively impact clients and members.Partner B chose to partner with us in 2020, and we initially served three self-insured clients. By adding us to its portfolio, Partner B has been able to provide clients who are interested in digital health solutions, including solutions for MSK care, with a proven platform that they could implement and launch with minimal effort. As of September 30, 2024, Partner B had expanded access to our platform, and we reached over 1.1 million eligible lives across the 66 self-insured clients we have contracted with through Partner B.Outcomes We believe our expansion with Partner B was underpinned by positive outcomes and client satisfaction.Members enrolled through our partnership with Partner B have experienced substantial outcomes. Surveyed members that enrolled in 2023 reported a 56% reduction in pain levels, a 50% reduction in depression, a 59% reduction in anxiety, and a 57% reduction in their expectations of having surgery in the next year, one-year post-enrollment.2 We understand that clients of Partner B are also highly satisfied. According to Partner B's account executive, a notable healthcare and life sciences client who had never implemented a program with Partner B chose Hinge Health and had a very positive and engaging experience with the implementation.1 Total lives under Partner B's self-insured line of business. 2 Outcomes are averages based on survey data reported between January 2023 and December 2023 by 6,423 members contracted through Partner B. Members responded to a survey at screening and after one year of enrollment and reported on their: (1) pain level in the preceding 24 hours, (2) members' expectations of having surgery on the affected area in the next year, (3) anxiety based on responses to a questionnaire, in which members were considered anxious based on a score of 10 or greater on the Generalized Anxiety Disorder 7-item (GAD7), and (4) depression based on responses to a questionnaire, in which members were considered depressed based on a score of 10 or greater on the Personal Health Questionnaire depression scale (PHQ8).

Partner C Case Study PARTNER SINCE 2019 NATIONAL HEALTH PLAN PARTNERSHIP KEY FIGURES AS OF SEPTEMBER 30, 2024 15M+ Total lives under partner1 482 Self-insured clients 3.8M+ Eligible lives ~249,000 Lifetime members Why Hinge Health? Our first major national partnership began with Partner C in 2019. Partner C selected us as its preferred digital MSK platform to address the rising costs for self-insured employers. Starting with 50 self-insured clients contracted through our partnership with Partner C in 2019, we have since expanded access to 482 self-insured clients through our partnership as of September 30, 2024. We have treated approximately 249,000 lifetime members through our partnership with Partner C in this timeframe. Success within its population of self-insured employers led Partner C to extend our platform to its fully-insured employers in 2021. PartnerC bears the financial risk of claims made by beneficiaries of plans offered by its population of fully-insured employers. Focused on claims-based savings, we worked with Partner C to utilize claims data targeting to enroll members seeking MSK-related care. This approach directed members to conservative and cost-effective treatments and allowed us to demonstrate a reduction in MSK-related claims and positive ROI for Partner C. After witnessing the impact on this population of members seeking MSK-related care, Partner C further expanded our platform to its Medicare Advantage population in 2023. We believe that turnkey client implementation, combined with claims-based savings generated by our platform, underpins the success of this partnership. Outcomes Members that have enrolled through our partnership with Partner C have seen substantial outcomes. Surveyed members that enrolled in 2023 reported a 60% reduction in their expectations of having surgery in the next year, a 56% reduction in pain levels, a 52% reduction in depression, and a 62% reduction in anxiety, one year post-enrollment.2 Analyses showed that our platform helped reduce healthcare spending by both the self-insured employer clients we have contracted with under our partnership as well as Partner C itself via the fully-insured line of business. The most significant cost savings were realized in invasive categories, such as surgery, injections, and anesthesia. We believe that our platform and programs contributed to reducing the need for costly, invasive interventions by improving members physical health and reducing the MSK pain that could otherwise have required surgical procedures. 1 Total lives under Partner Cs self-insured, fully-insured, and Medicare Advantage lines of business. 2 Outcomes are averages based on survey data reported between January 2023 and December 2023 by 14,496 members contracted through Partner C. Members responded to a survey at screening and after one year of enrollment and reported on their: (1) pain level in the preceding 24 hours, (2) members expectations of having surgery on the affected area in the next year, (3) anxiety based on responses to a questionnaire, in which members were considered anxious based on a score of 10 or greater on the Generalized Anxiety Disorder 7-item (GAD7), and (4) depression based on responses to a questionnaire, in which members were considered depressed based on a score of 10 or greater on the Personal Health Questionnaire depression scale (PHQ8).

Sales and Marketing

Sales

We sell our platform to employers, health plans, and government entities through direct and indirect sales by leveraging our relationships with health plans, PBMs, TPAs, and other ecosystem entities such as centers of excellence and healthcare navigation partners. Our sales organization leverages our network of partners to execute an efficient go-to-market strategy.

Our sales coverage model takes into consideration both client size and industry. Our employer sales team sells primarily to self-insured employers. Our partnership sales team sells primarily to partners who service multiple lines of business such as fully-insured employers and Medicare Advantage.

Employer Sales

Our employer sales team is focused on selling into enterprise, large market, mid-market, public sector, labor unions, and health systems clients. The employer sales team identifies and closes opportunities primarily within self-insured employers. The employer sales team is supported by business development representatives, who support prospecting and pipeline generation activities, and collaborates with our partnership sales team and our partners to pursue opportunities within their employer population. Our employer sales team consisted of 45 sales professionals as of December 31, 2024.

The sales cycle for employer sales varies greatly depending on the size and complexity of the employer, partnerships, and existing contracting vehicles. On average, the sales cycle for employer sales lasts roughly five months between engagement and signing, and for large complex deals it may last more than 12 months.

Partnership Sales

Our partnership sales team pursues opportunities with health plan providers, PBMs, TPAs, and other potential partnerships. As of December 31, 2024, we had over 50 partners, consisting of health plans (including four out of the five largest national health plans by self-insured lives), PBMs (including the top three PBMs by market share), TPAs, and other ecosystem partners, including Accolade, Inc., Carrum Health, Inc., Castlight Health, Inc., Employer Direct Healthcare, LLC doing business as Lantern Specialty Care, Personify Health, Inc., Quantum Health, Inc., Teladoc Health, Inc., and Vera Whole Health, Inc. As of February 1, 2025, our partners increased to include the five largest national health plans based on self-insured lives. Our partnership sales team supports the employer sales team by educating key partners on the benefits of Hinge Health and sets an overall strategy for engagement with partners that is used by the employer sales team to prospect and close new clients in collaboration with partners. Our partnerships provide us with access to our partners’ self-insured employer populations, enabling our employer sales team to then pursue opportunities with those self-insured employers.

Our partnerships act as a force multiplier as our partners often assist in sales efforts, contracting, implementation, and billing. Our partner network streamlines and simplifies contracting for employers even in cases in which our direct sales force leads the client sales and engagement process. Our partners help facilitate sales for small and medium sized clients in particular. As of December 31, 2024 and 2023, a majority of our clients were contracted through our partnerships, which facilitates an easier contracting process by allowing clients to leverage existing contracts through our partners. This channel is a significant strategic advantage for us. Contracting through our partners shortens onboarding and implementation time. Most implementations are completed within a 40–100 day period from entering into a contract with a client. Typically, we enter into contracts with clients in the second half of the year and launch them on our platform in the first half of the following calendar year. Pursuant to our agreements, our partners often receive an administrative or a marketing fee for their services when we contract with a client through a partner. Although we utilize our partners to facilitate certain interactions with our clients, we engage directly with our clients to provide our platform and we contract directly with clients when needed or preferred.

Our partnership agreements generally have an average contract term of three years. From inception through December 31, 2024, we have retained 100% of our partners that we choose to work with, excluding partners who were acquired.

In addition to partnering with health plans and PBMs to access their self-insured populations, this team also sells directly to these partners’ fully insured and Medicare Advantage lines of business. Our partnership sales team consisted of 34 sales professionals as of December 31, 2024.

Marketing

There are three main components to our marketing: enterprise marketing, product marketing, and growth marketing.

Our enterprise marketing team is responsible for brand awareness, sales enablement, demand generation, event management, and our trial experience program. Business to business marketing generated by our enterprise marketing team is meant to support our sales teams in acquiring new clients.

Our product marketing team is responsible for managing the life cycle of our platform and programs. They are organized to align with our development teams and are responsible for market intelligence, market readiness, product definition, packaging, pricing, and go-to-market readiness across our operational teams.

Our growth marketing team focuses on business to consumer marketing and is responsible for reaching the eligible lives of our clients to encourage those who could benefit from our platform to enroll. This team is key to growing our member engagement throughout the lifetime of the client. To increase awareness within our clients’ employee bases, our growth marketing team engages with our partners and our clients’ human resources benefits team in targeted marketing campaigns to encourage eligible lives who would benefit from our platform to enroll. While marketing takes place on an ongoing basis, we increase marketing during periods when we expect more enrollments from eligible lives. For example, we typically focus marketing around new client launches, New Year resolutions, and open enrollment. In addition to direct marketing, we also actively work with our partners and our clients’ human resources benefits teams to assist in identifying eligible lives that would benefit from our platform and encouraging enrollment on our platform. For example, a healthcare navigation partner can direct an individual with MSK conditions to our platform, or a client’s human resources benefits team can incorporate Hinge Health marketing into its internal benefit campaigns.

Client Success and Operations

Our client success and client operations teams are responsible for delivering exceptional service and supporting the long-term success of our clients.

Our client operations team is responsible for implementing our client contracts and launching our platform with our clients. They are also responsible for the ongoing technical elements of our client relationships, including eligibility file set up, member-level data sharing, and billing configurations. Implementation managers are assigned to clients based on the client’s size and partner relationship.

After a client is launched, our client success team is responsible for managing the client relationship. The team focuses on managing the day-to-day needs of the client, securing eligible life marketing approvals to drive awareness and enrollment, delivering client reports with metrics that demonstrate the performance of our platform and programs, gaining new populations where applicable, and acting as the voice of the client within Hinge Health. Our client success team is assigned based on the client’s size, line of business, industry, and partner relationship. We engage with our clients through various service models that scale with the complexity of the client, including a pooled model for our small business segment, a right-sized version for our mid-market segment, and a white glove model for our largest clients that includes ongoing executive support.

Research and Development

Our research and development organization is responsible for the design, architecture, operation, and quality of our platform. In addition to improving our existing features, functionality, and reliability, the engineering and product teams are also responsible for developing capabilities beyond what is available through our current platform and programs. Since 2022, these development efforts have included our launch of Enso and the addition of our women’s pelvic health program, a fall prevention program, five new MSK affected areas for our chronic and acute programs, our AI-powered motion tracking technology, and an extension of our women’s pelvic health program to include menopause. These teams are also responsible for furthering our AI-powered capabilities and data integrations. In 2023, we opened our Bangalore, India office and, as of December 31, 2024, around 7% of our employees were based there. We plan to continue expanding our geographic footprint to further dedicate resources to research and development while diversifying talent and reducing costs.

Our ROI Studies and Clinical Outcomes

We are committed to conducting rigorous research to support the performance of our programs. Since 2017, we have published 15 peer-reviewed research articles in leading medical journals on topics including program engagement, member outcomes, medical care, and prescription drug utilization, in addition to four externally reviewed claims-based studies, in an effort to demonstrate improvements in member outcomes and cost savings. In partnership with leading universities and research institutions, our team of researchers, many of which hold doctorate-level degrees, have also sponsored four RCTs, eight observational clinical studies, and seven claims-based outcomes research studies. All of the studies discussed in this section related to ROI studies and clinical outcomes were sponsored, funded, or supported by Hinge Health. Findings in our published clinical studies have been consistent with results from the claims-based cost and utilization studies. We believe that the results from these studies collectively suggest that our programs can provide both clinically meaningful improvements in pain and functional status as well as meaningful cost savings due to lower utilization of medical care by our members. We also believe these studies highlight our programs’ strong potential to drive member outcomes.

Our ROI Studies

We have conducted four large-scale claims-based cost studies and three health service research studies across various health systems, among both commercial insurance and Medicare populations.

In 2022, we conducted the 2023 Employer Claims Study to estimate the cost savings to our clients as a result of their employees using our chronic program. This is our most comprehensive ROI study to date, given the scope of clients it covered. Our study was based on members’ medical claims data at the time of enrollment and 12 months post-enrollment from over 4,200 members that were continuously enrolled in our chronic program between January 2019 and September 2021. Over 130 clients across 46 sub-industries were represented in the study’s member population.

The internal financial savings study compared the medical claims data of members enrolled in our chronic program to a matched control group that included those of our clients’ employees who were not enrolled in our chronic program. We matched members enrolled in our chronic program and control group individuals by their specific pain region and by the approximate time that the member enrolled or when the control group individual visited a healthcare professional. Members enrolled in our chronic program had an average of $2,387 less in medical claim costs related to MSK treatment compared to the control group over a 12-month period. The average cost savings observed in the study represents an estimated 2.4x ROI for clients, based on the estimated $2,387 average cost savings divided by the cost of our chronic program. The majority of medical claims reductions came from lower surgery costs, which were 39% lower. This study and its methodology were externally reviewed by a leading actuarial and benefit consulting firm.

In 2024, we engaged an external research firm to conduct a financial savings study to estimate medical care use and medical claims spending by Medicare Fee for Service (FFS) beneficiaries that were enrolled in Medicare

Part A and Part B plans. The study was based on medical spending and claims data from over 1,200 members aged 65 and older that were continuously enrolled in our chronic program between February 2019 and January 2022. The financial savings study compared the medical spending and claims data of members enrolled in our chronic program to a number of matched control groups that included Medicare beneficiaries who were not enrolled in our chronic program. The study matched members enrolled in our chronic program and control group individuals by their specific pain region and by the approximate time that the member enrolled or when the control group individual initiated physical therapy. Researchers from a leading health plan conducting the study estimated that members enrolled in our chronic program had an average of $274 less in overall chronic MSK costs compared to the control group over a 12-month period. The average cost savings observed in the study represents an estimated 3.3x ROI for our clients, based on the annualized savings calculated using the estimated $274 average cost savings per member per month, divided by the cost of our chronic program. The study estimated that 83% of estimated cost savings were generated by avoided spending on hospital inpatient and outpatient services and over 15% of estimated cost savings were generated by avoided professional services. Estimated savings were largely identified in the osteoarthritis diagnostic category. This is our largest study of the Medicare population, in terms of individuals evaluated, which demonstrated potential financial benefits of digital MSK care.

Our Clinical Outcomes

The Journal of Medical Internet Research published results in 2018 from a RCT conducted by us that compared the outcomes of members enrolled in our chronic program whose affected area was the knee (n=101) against a control group (n=61). Participants in the treatment group were enrolled in our digital care program for chronic knee pain. The control group received three education articles regarding self-care for chronic knee pain. Both groups had access to customary treatment during the study. The primary endpoint was assessed using the Knee Injury and Osteoarthritis Outcome Score (“KOOS”) Pain subscale and KOOS Physical Function Shortform (KOOS-PS) questionnaires. Results from the study showed a significantly greater reduction in pain compared to the control group at the end of the program (p=0.002), as well as a significantly greater improvement in measures of physical function (p=0.001).2

NPJ Digital Medicine published results in 2019 from a RCT conducted by us that examined the outcomes of members enrolled in our chronic program whose affected area was the lower back (n=128) against a control group (n=49). The treatment group received 12-weeks in our chronic program, focusing on their lower back pain, including a tablet computer with the Hinge Health app installed and two Bluetooth wearable motion sensors with straps to be placed along the lower back and torso during the in-app exercise therapy. Participants in the treatment group were also assigned a personal coach that provided unlimited support and accountability throughout the trial period, and were placed in a team to provide peer support through a discussion feed within the app. The control group received only three digital education articles from the Hinge Health library and maintained access to their usual treatment. An analysis of the results at 12 weeks showed that participants in the treatment group had significantly improved pain scores compared to participants in the control group, including on each primary outcome measure: Oswestry Disability Index (p < 0.001), Korff Pain Scale (p < 0.001) and Korff Disability Scale (p < 0.001). Participants in the treatment group also reported improvements in secondary outcome measures, including a 62% reduction in pain as measured on a visual analogue scale, compared to an 8% reduction in the control group.3

The Journal of Pain Research published results in 2021 and 2024 from two RCTs that we conducted on our Enso device. Although clinical data were not required in connection with the FDA’s clearance of our Enso device,

[2]

Mecklenburg, Gabriel et al. Effects of a 12-Week Digital Care Program for Chronic Knee Pain on Pain, Mobility, and Surgery Risk: Randomized Controlled Trial. J. Med. Internet Res 2018;20(4):e156. This study was sponsored, funded, or supported by Hinge Health.

[3]

Shebib, Raad et al. Randomized controlled trial of a 12-week digital care program in improving low back pain. npj Digital Medicine 2, 1 (2019). This study was sponsored, funded, or supported by Hinge Health.

which is designed to deliver electrical nerve stimulation to provide non-addictive and non-invasive pain relief, we conducted two RCTs to evaluate the performance of our Enso device among our members. The more recent of the two RCTs was a three-arm study that compared Hinge Health participants (n=109) who received Enso to participants who received other transcutaneous electronic nerve stimulation (“TENS”) treatment (n=108) and to participants who engaged in exercise therapy alone (n=108). In this study, pain was primarily evaluated using a validated patient-reported outcome measure in which subjects scored their MSK pain within the prior 24 hours on a scale of 0 to 100. Among participants who completed the study according to protocol, Enso participants were on average 2.3 times and 2.8 times more likely to achieve a clinically meaningful improvement or minimal clinically important difference (“MCID”) compared to participants using other TENS treatment and participants engaged in exercise therapy alone, respectively. The study defined MCID as a 34% improvement from baseline in reported pain scores after four weeks of use. The percentage of participants achieving the MCID in pain scores was 14.1% higher for the Hinge Health participants that received Enso compared to participants using other TENS treatment and 12.9% higher than participants engaged in exercise therapy alone, as reported at week four of treatment, although these improvements were not statistically significant.4

BMC Musculoskeletal Disorders published an observational study in 2022 showing that our members achieved an MCID in pain improvement to a higher degree than individuals in a non-participant control group. A pain improvement MCID was defined as a 30% improvement from baseline in reported pain scores over the prior 24 hours, measured at three and 12 months. A greater percentage of our members also showed functional improvements at three and six months when compared to the non-participant control group. We believe this study was among the first to evaluate a digital MSK platform over one year after participation. At 12 months, 72.2% of participants reported a pain improvement MCID (n=706) compared to 56.2% of the non-participant control group (n=153).5

We have also evaluated our acute and surgery programs in three studies and observed similar improvement in measures of pain, functional status and mental health. In one of these observational, longitudinal studies published in the Journal of Medical Internet Research in 20226 comparing Hinge Health participants to nonparticipants, we analyzed data from nonparticipants (n=116) and Hinge Health participants (n=105) for pain improvement at three, six, and 12 weeks. We observed a decrease of pain scores of 73% at 12 weeks in the Hinge Health participants with acute and subacute pain based on a participant-reported pain score between zero to 100 over a preceding 24 hours. The percentage of participants reporting that pain was better or much better at follow-up was significantly higher by 31% at 12 weeks for Hinge Health participants versus nonparticipants, and the Hinge Health participants saw significantly higher functional improvement at follow-up of 25% at 12 weeks.

The Journal of Pain Research published a study in 2023 showing Hinge Health participants had lower use of opioids in the 12 months after starting Hinge Health compared to non-participants that only received physical therapy. Using commercial medical and pharmacy claims data, this study of 4,195 Hinge Health participants and 4,195 propensity-score matched control non-participants found that approximately 8% of Hinge Health participants had opioid prescriptions within 12 months after starting the Hinge Health program versus

[4]

Hong, Mindy et al. Effectiveness of Hybrid Form Impulse Therapy (HFIT) Compared to Traditional Transcutaneous Electronic Nerve Stimulation (TENS) in Patients with Chronic Low Back and Knee Pain: A Randomized Controlled Trial. Journal of Pain Research, 2024;17:2417-2430. Originally published by, adapted and used with permission from Dove Medical Press Ltd. This study was sponsored, funded, or supported by Hinge Health.

[5]

Wang, G., Yang, M., Hong, M. et al. Clinical outcomes one year after a digital musculoskeletal (MSK) program: an observational, longitudinal study with nonparticipant comparison group. BMC Musculoskeletal Disorders 23, 237 (2022). This study was sponsored, funded, or supported by Hinge Health.

[6]

Wang, Grace et al. Clinical Outcomes After a Digital Musculoskeletal Program for Acute and Subacute Pain: Observational, Longitudinal Study With Comparison Group. BMC Musculoskeletal Disorders 2022;9(2):e38214. This study was sponsored, funded, or supported by Hinge Health.

approximately 14% of matched non-participants (p < 0.001). Hinge Health participants had significantly fewer opioid prescriptions (approximately 17 per 100 participants) versus matched non-participants (approximately 22 per 100 participants). Hinge Health participants also had lower odds of initiating opioids and significantly fewer prescriptions compared to matched non-participants after controlling for available confounding factors.7

The American Journal of Managed Care published a study in 2023 of 1,760 participants examining the effect of Hinge Health program participation among participants with osteoarthritis and showed that Hinge Health participants had fewer knee or hip replacement surgeries in the 12 months after participating in the program, compared to patients who received traditional care. Results of this retrospective, longitudinal claims study found that approximately 4% of Hinge Health participants and approximately 14% of comparison group non-participants had a total knee replacement surgery (p<0.001) at 12 months after initiating the program or traditional care and approximately 16% of Hinge Health participants and approximately 33% of comparison group non-participants had a total hip replacement surgery at 12 months after initiating the program or traditional care. These findings suggested that participants who used the Hinge Health program to manage osteoarthritis had lower rates of total joint replacement surgery in the 12 months after initiating the program or traditional care.8

BMC Musculoskeletal Disorders published a study in 2024 of 6,848 participants showing that Hinge Health program participants with lower back pain had lower rates of spinal fusion surgery compared to lower back pain non-participants who received traditional care. Specifically, 56% fewer Hinge Health program participants underwent spinal fusion surgery in the 12 months after participating in Hinge Health’s chronic program, compared to matched non-participants.9

BMC Women’s Health published a study in 2025 examining the effect of Hinge Health’s women’s pelvic health program among participants and non-participants with chronic pelvic pain. The results of this prospective, longitudinal, observational study showed that Hinge Health participants (n=354) experienced a 53% reduction in reported pelvic pain compared to a 32% reduction in non-participants (n=278) after 12 weeks. At 12 weeks, the probability of Hinge Health participants screening for moderate to severe depression was 11% lower relative to non-participants.10

Our Culture and Employees

Mission and Culture

Our employees are integral to the long-term success of Hinge Health and we are proud of our talented and mission-driven team. People join Hinge Health because they believe in our vision of building a new health system that transforms outcomes, experience and costs by using technology to scale and automate the delivery of care. We seek people who are ready to unpack their bags for the long term and do the best work of their careers at Hinge Health. We emphasize written communication, with a focus on driving greater efficiency and deeply understanding the problems that we are solving. To support our distinctive culture, we have intentionally built a

[7]

Wang, Grace et al. Opioid Initiation Within One Year After Starting a Digital Musculoskeletal (MSK) Program: An Observational, Longitudinal Study with Comparison Group. Journal of Pain Research, 2023;16:2609–2618. Originally published by, adapted and used with permission from Dove Medical Press Ltd. This study was sponsored, funded, or supported by Hinge Health.

[8]

Lu, Louie et al. Digital Musculoskeletal Program Is Associated with Decreased Joint Replacement Rates. American Journal of Managed Care. 2024;30(4):e103-e108. This study was sponsored, funded, or supported by Hinge Health.

[9]

Yadav, Sandhya et al. Spinal fusion surgery use among adults with low back pain enrolled in a digital musculoskeletal program: an observational study. BMC Musculoskeletal Disorders 25, 520 (2024). This study was sponsored, funded, or supported by Hinge Health.

[10]

Hong, M., Kirk, R.F., Toprani, B. et al. Clinical outcomes of a digital musculoskeletal women’s pelvic health program: an observational, longitudinal study with comparison group. BMC Women’s Health 25, 18 (2025). This study was sponsored, funded, or supported by Hinge Health.

work environment that balances accountability with empathy and that is based on mutual trust, transparency, intellectual honesty, opportunities for growth and recognition, and the spirit of belonging and inclusion.

Leadership Principles

At Hinge Health we believe that everyone is a leader. This can mean a C-suite member championing a major strategic initiative, an engineering manager building a top-performing team, a coach sharing best practices with their peers, or a sales leader going beyond the sales playbook to sign an important client. We define our culture through a set of leadership principles that describe the behaviors a Hinge Health employee exhibits. Our leadership principles guide the kind of leader that helps us build a company ready to face the challenges that will present themselves as we grow. Some key aspects of our leadership principles include:

•

Put members first: We focus first and foremost on creating a seamless experience for our members that enables them to increase mobility, decrease pain, and live their best lives. We are motivated and humbled by the opportunity to help people, at scale.

•

Create trust: We check our ego at the door and collaborate to help our teams and the entire company to be successful. We are intellectually honest, transparent, and honor our commitments. We demonstrate curiosity and communicate in ways that convey clarity of thought and rigor, while being concise.

•

Are learn-it-alls: Our people are not know-it-alls. We prioritize truth over being right, welcome contrary opinions, and continue to challenge ourselves to get better every day. We invest significant time and resources to uplevel our people so they are continuously growing and having an impact while fulfilling their long term career goals at Hinge Health.

•

Make results happen: We measure ourselves by results and impact, not actions or good intentions. We are prepared to say no to a lot of important opportunities, in order to put maximum resources behind the few initiatives that we believe will improve outcomes for our members, clients, and business. We understand that great trees start from small seeds nurtured over many years. As such we think big, challenge the status quo, and do not sacrifice long-term value for short-term results.

•

Act like owners: We prize having strong judgment in allocating resources (people, money, time) in a way that is best for the company and not just one team. Our people have high standards and understand that their name is on the door. We seek to excel at high-level strategy but also value the insight and intuition that comes from spending time in the details.

Human Capital

As of December 31, 2024, we had 1,437 full-time employees, including 1,300 employees based in the United States. We also have employees based in other countries, including India, Canada, and the United Kingdom. 438 of our employees are care team members. We maintain a full-time workforce and supplement our workforce with contractors and consultants.

To our knowledge, none of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationships with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain, and reward personnel through the granting of stock-based compensation awards in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Competitive Landscape

We are a leading technology platform for individuals seeking to treat and prevent joint and muscle pain. We built our platform to address the inefficiencies in the legacy system that treats MSK conditions today. The markets in which we operate are competitive and characterized by rapid change. We believe the success of our platform is contingent on our ability to provide an outstanding member experience, improved member outcomes, and cost reductions for our clients.

Our competitors fall into the following categories:

•

Digital platforms that provide broad MSK care or programs that address a segment of MSK care, including Kaia Health Software, Inc., Omada Health, Inc., Sword Health Technologies, Inc., and Vori Health, Inc.; and

•	Health plans and health systems which may offer or develop products or services with features or benefits that overlap with our platform and programs.

We believe we compete favorably based on multiple factors, including the strength of our market leadership, our ability to deliver comprehensive care, our software, data and AI advantage, our demonstrable member outcomes and ROI, our scalable go-to-market strategy, and the extensibility of our platform.

Intellectual Property

We rely on a combination of trademarks, copyrights, patents, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our intellectual and proprietary rights.

As of December 31, 2024, we owned 12 issued patents and 34 pending patent applications in the United States as well as 17 pending PCT applications, 17 foreign issued patents and 59 pending foreign patent applications. Our patents issued in the United States begin expiring in July 2033, excluding any patent term adjustment. Our issued patents and pending patent applications generally relate to our TrueMotion AI-powered motion tracking technology and Enso, a wearable device that utilizes our proprietary electrical nerve stimulation technology accessed through the Hinge Health app, as well as our platforms and programs generally. As of December 31, 2024, we owned 21 issued patents and 90 pending patent applications for TrueMotion and 7 issued patents and 9 pending patent applications for Enso. Due to the nature of our technology and the rapid technological changes that characterize the markets we operate in, we also rely on trade secrets, other unpatented know-how, and copyrights relied upon in connection with the development of new products and services and the enhancement of existing products and services, which are also important in establishing and maintaining a competitive advantage. Nevertheless, we continually review our development efforts to assess the existence and patentability of new intellectual property. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents that are licensed or granted to us will not be challenged, invalidated, or circumvented or that such patents will provide us with any competitive advantage. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. See the section titled “Risk Factors—Risks Related to Our Intellectual Property, Data Privacy, Information Technology, Cybersecurity.” We have a policy in place regarding the use of third-party and open-source AI tools to protect our proprietary, confidential, or otherwise protected information.

As of December 31, 2024, we owned five registered trademarks and three pending trademark applications in the United States and also held 25 registered trademarks and 12 pending trademark applications in foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as hingehealth.com.

We have a policy of requiring employees and consultants that contribute to the development of material intellectual property to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee and independent contractor agreements also require relevant employees and independent contractors to assign to us all rights in and to any potentially patentable inventions and other intellectual property made or conceived during their employment or engagement with us. Employees, independent contractors, or other third parties may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation, or we may not have executed, or may in the future fail to execute, such agreements with employees, contractors, consultants, or other third parties who may be involved in the development of our intellectual property. See the section titled “Risk Factors—Risks Related to Our Intellectual Property, Data Privacy, Information Technology, Cybersecurity.”

In the aggregate, our intellectual property assets are of material importance to our business.

Regulatory Environment

Government Regulation

Our business is subject to rigorous laws, rules, and regulations in the jurisdictions in which we operate. These laws, rules, and regulations include, without limitation, federal and state laws, and country specific laws, governing health information privacy, scope of practice, licensure, the corporate practice of medicine and physical therapy, remote healthcare, fraud and abuse, exclusion and debarment, anti-kickback obligations, false claims, patient referrals, fee splitting, regulation of devices, and other aspects of healthcare delivery. These laws, rules, and regulations and interpretations thereof continue to evolve. Accordingly, we continuously monitor our compliance with laws in every jurisdiction in which we operate. As the applicable laws, rules, and regulations change, we may adjust our business model and delivery of our platform and programs from time to time and may acquire additional licenses.

United States Regulation of Medical Devices

Our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Certain of our products, including our Enso device, are subject to regulation as medical devices in the United States under the FDCA as implemented and enforced by the FDA.

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval PMA application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices (“General Controls”), which include compliance with the applicable portions of the current QSR, facility registration and product listing, reporting of adverse medical events, labeling, advertising, and promotional materials. Class II devices are subject to the General Controls, as well as certain special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include, among other things, performance standards, post-market surveillance, patient registries, and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the

FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting, or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some devices are unclassified but remain subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway and “de novo” Classification

Certain of our products, including the Enso device, have received 510(k) clearance from the FDA. To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. We do not currently market any of our products pursuant to an approved PMA, nor have we sought de novo classification for our products.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required approval of a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. If FDA accepts a PMA application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. The FDA will approve the device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval.

Clinical Studies

Clinical studies are almost always required to support a PMA or a de novo request, and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (“IDE”) regulations which, among other things, govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting, and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical studies. The FDA defines a significant risk device as one that presents a potential for serious risk to the health, safety, or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. If the device under evaluation does not present a “significant risk” to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical studies, but must still comply with abbreviated IDE requirements when conducting such studies, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

Regardless of the degree of risk presented by the medical device, clinical studies also must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each institution where the study will be conducted, or under a centralized IRB. The IRB is also responsible for study oversight, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and the study is approved by one or more IRBs, the study may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical study after obtaining approval for the trial by one or more IRBs, without separate approval from the FDA. During a clinical study, the sponsor is required to comply with the applicable FDA requirements, including, for example, monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping, and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. Additionally, after a study begins, the sponsor, the FDA, or the IRB could suspend or terminate the study at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which currently require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products or the promotion of “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

•	clearance or approval of certain product modifications;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

•

correction, removal, and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•

complying with laws and regulations requiring Unique Device Identifiers on medical devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	post-market surveillance activities and regulations, which apply when the FDA deems necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which currently cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers of medical devices are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in, among other things, the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, “it has come to our attention” letters, fines, injunctions, consent decrees, and civil penalties;

•	recalls, withdrawals, or administrative detention or product seizures;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for clearance, approval, or reclassification of new products or modified products;

•	withdrawing clearances or approvals that have already been granted;

•	refusal to grant export approvals for devices being shipped to foreign markets; or

•	criminal prosecution.

Regulation of Medical Devices in the European Union

We offer our global program internationally and in certain jurisdictions, our global program is considered a medical device and is subject to subject to regulation by certain foreign regulatory authorities or notified bodies. Medical devices are subject to extensive regulation, such as premarket review, marketing authorization, or certification, by similar agencies or notified bodies in other countries. Regulatory requirements and approval or certification processes are not harmonized and vary from one country to another. International regulators and notified bodies are independent and not bound by the findings of the FDA.

In the European Union, until May 25, 2021, medical devices were regulated by the EU Medical Devices Directive, which has been repealed and replaced by the EU Medical Devices Regulation. Unlike directives, regulations are directly applicable in all European Union member states without the need for member states to implement into national law.

In the European Union, there is currently no premarket government review of medical devices. However, all medical devices placed on the European Union market must meet general safety and performance requirements, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and, where applicable, other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

Compliance with the general safety and performance requirements is a prerequisite for the CE mark, without which medical devices cannot be marketed or sold in the European Union. To demonstrate compliance with the general safety and performance requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low-risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology, or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by European Union member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the European Union.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

All manufacturers placing medical devices into the market in the European Union must comply with the European Union medical device vigilance system. Under this system, serious incidents and Field Safety Corrective Actions (“FSCAs”) must be reported to the relevant authorities of the European Union member states. Manufacturers are required to take FSCAs (defined as actions to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is made available on the market). An FSCA may include the recall, modification, exchange, destruction, or retrofitting of the device.

The aforementioned European Union rules are generally applicable in the EEA, which consists of the 27 European Union member states plus Norway, Liechtenstein and Iceland.

Brexit and the UK Regulatory Framework

Since January 1, 2021, the MHRA has become the sovereign regulatory authority responsible for the medical device market in Great Britain, including England, Wales, and Scotland, and the European Union regulatory regime no longer applies in Great Britain. Under the terms of the Ireland/Northern Ireland Protocol, the European Union regulatory requirements continue to apply to medical devices placed on the Northern Ireland market.

Consequently, the regulatory framework in Great Britain continues to be broadly based on the requirements of the EU Medical Devices Directive as implemented into national law. On June 26, 2022, the MHRA published its response to a 10-week consultation on the future regulation of medical devices in the UK. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the MHRA confirmed that the core elements of the new framework are now expected to be in place in 2025, while draft legislation for priority measures to enhance post-market surveillance were laid before Parliament in October 2024. In addition, on November 14, 2024, the MHRA launched a new consultation on proposals to update the regulatory framework for medical devices in Great Britain, covering four topics, namely (1) a new international reliance scheme to enable swifter market access for certain devices that have already been approved in a comparable regulator country; (2) the UKCA mark and, in particular, proposals to remove the requirement to place such UKCA marking on devices; (3) conformity assessment procedures for in vitro diagnostic devices; and

(4) maintaining in UK law certain pieces of “assimilated” European Union law which are due to sunset in 2025. The MHRA consultation was opened until January 5, 2025 and it is expected that secondary legislation implementing the proposals would be introduced in 2025.

In addition, new regulations applicable in Great Britain now require that all medical devices must be registered with the MHRA prior to being placed on the market. Additionally, manufacturers based outside the UK will need to appoint a UK Responsible Person to register devices with the MHRA.

Healthcare Fraud and Abuse Laws

We and our affiliated professional entities are subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, self-referral, and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute (the “AKS”) prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The AKS includes statutory exceptions and regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of a safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse, and arrangements may be subject to greater scrutiny by enforcement agencies.

The Stark Law prohibits a physician who has a financial relationship, or who has an immediate family member who has a financial relationship, with entities providing DHS from referring Medicare and Medicaid patients to such entities for the furnishing of DHS, unless an exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Unlike the AKS, the Stark Law is violated if the financial arrangement does not meet an applicable exception, regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral.

The Federal False Claims Act (the “FCA”) prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent request for payment from the federal government or from making a false statement or using a false record to have a claim approved. The FCA further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual (a “whistleblower”) who is an original source of the allegations. Moreover, the government may assert that a claim including items and services resulting from a violation of the AKS or the Stark Law constitutes a false or fraudulent claim for purposes of the civil FCA. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim.

Further, the Civil Monetary Penalties Statute authorizes the imposition of civil monetary penalties, assessments, and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to, offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider.

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder HIPAA, also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Several states in which we operate also have adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payer, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with certain exceptions, to report annually to the CMS information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants, and certified nurse midwives), and teaching hospitals, and to report annually to CMS certain ownership and investment interests held by physicians and their immediate family members.

Many European Union member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities, and many European Union member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs, and/or imprisonment.

Healthcare Reform

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, many of which are intended to contain or reduce healthcare costs. By way of example, the ACA substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive, and congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA.

In addition, the ACA requires (with limited exceptions) that private health plans cover certain recommended preventive services without imposing member cost-sharing. For individuals covered by HDHPs, receiving preventive care coverage without cost-sharing will not affect their eligibility to make HSA contributions. Furthermore, HDHP participants retain their HSA-eligibility if they receive disease management or wellness programs that do not provide significant benefits in the nature of medical care or treatment, even if these are provided before the high deductible is met. Although there was another exception for telehealth and other remote services, under the CARES Act, this provision expired at the end of 2024. We believe there is a possibility that the CARES Act exemption could be renewed in the future.

Other legislative changes have been proposed and adopted since the ACA was enacted, and we expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third-party payers will pay for healthcare products and services.

For European Union member states, in December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”), amending Directive 2011/24/EU (“HTA Regulation”), was adopted. While the HTA Regulation entered into force in January 2022, it applies from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. It will have a phased implementation depending on the concerned products. The HTA Regulation intends to boost cooperation among European Union member states in assessing health technologies, including certain high-risk medical devices, and provide the basis for cooperation at the European Union level for joint clinical assessments in these areas. It will permit European Union member states to use common HTA tools, methodologies, and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual European Union member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

State Corporate Practice of Licensed Professions and Fee-Splitting Laws

Our arrangements with our affiliated professional entities are subject to various state laws in California and other jurisdictions, commonly referred to as corporate practice of medicine and physical therapy, respectively, and fee-splitting laws, which are intended to prevent unlicensed persons from interfering with or influencing the provider’s professional judgment and prohibit the sharing of professional service fees with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance against us and/or our affiliated professional entities could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and/or restructuring of these arrangements. In order to comply with the corporate practice of medicine doctrine in states in which we operate, we have entered into a management or administrative services agreement (an “MSA”) with each of our affiliated professional entities. Under the MSAs, we provide various administrative and operations support services in exchange for scheduled fees for our services.

Telehealth Provider Licensing, Scope of Practice and Related Laws and Guidelines

The practice of medicine and physical therapy is subject to various federal, state, and local certification and licensing laws, regulations, and approvals relating to, among other things, the adequacy of medical care, the provision of telehealth, and operating policies and procedures. Physicians, physical therapists and other licensed health professionals who provide professional services to an individual via telehealth must, in most instances, hold a valid license to practice in the state in which the individual is located. In addition, certain jurisdictions in which we operate may prohibit or otherwise restrict our affiliated providers’ ability to provide such professional services via telehealth. Failure to comply with these laws could result in professional discipline for the affiliated professional entities’ providers or civil or criminal penalties, limit our ability to offer our platform and programs to individuals, and/or increase our costs of doing business. We continue to monitor and assess the development of new interpretations of existing laws or implementation of new laws to ensure that our affiliated providers are appropriately licensed under applicable state law and that their provision of telehealth to our members occurs in each instance in compliance with applicable rules governing telehealth.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. For example, HIPAA imposes privacy, security and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities, and their covered subcontractors. HIPAA requires covered entities and business associates to develop and maintain policies with respect to the protection of, use and disclosure of PHI, including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a breach of unsecured protected health information. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Facilities

Our corporate headquarters is located in San Francisco, California, where we lease approximately 53,000 square feet for office space, pursuant to a lease agreement that expires in September 2027, subject to the terms thereof. We sub-lease an additional approximately 12,000 square feet of office space in Montreal, which sub-lease expires in March 2025, and we lease co-working office spaces in Bangalore and Minneapolis, as well as on-demand co-working office spaces in Seattle, New York City, Denver, Austin and Chicago, which are used as needed.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative spaces will be available on commercially reasonable terms, if required.

Legal Proceedings

From time to time, we may be involved in various legal proceedings or subject to claims and investigations in the ordinary course of business. We are not presently a party to any litigation to which the outcome, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, or financial condition. Future litigation may be necessary to defend ourselves and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, to establish our proprietary rights, or for other matters. Involvement in such proceedings is costly and can impose a significant burden on management and employees. We cannot predict the results of any such proceedings, claims, or investigations, and despite the potential outcomes, the existence thereof may have a material adverse impact on us due to diversion of management time and attention as well as the financial costs related to resolving such matters.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of February 28, 2025:

Name	Age	Position(s)
Executive Officers and Employee Director:

Daniel Perez	39	Chief Executive Officer, Co-Founder, and Director

James Budge	58	Chief Financial Officer

Jim Pursley	45	President

Founder Director:

Gabriel Mecklenburg	36	Executive Chairman, Co-Founder, and Director

Non-Employee Directors:

Kristina Leslie(1) (2)	60	Director

Elliott Robinson(1) (2) (3)	40	Director

Teddie Wardi(1) (2) (3)	40	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers and Employee Director

Daniel Perez is our co-founder and has served as our Chief Executive Officer and a member of our board of directors since January 2012. Prior to joining Hinge Health, Mr. Perez was the co-founder and Chief Executive Officer at Oxbridge Biotech Roundtable Ltd., a global biotechnology research platform, from June 2011 to May 2016. Mr. Perez holds a B.S. in Biology from Westminster University.

We believe Mr. Perez is qualified to serve as a member of our board of directors because of the insight and experience he brings as our co-founder and Chief Executive Officer.

James Budge has served as our Chief Financial Officer since March 2023. Prior to joining Hinge Health, Mr. Budge was the Chief Financial Officer of Automation Anywhere, Inc., a private robotic process automation company, from May 2021 to April 2023. Previously, he served as the Chief Financial Officer of Pluralsight, Inc., an online education company that was public from May 2018 through April 2021, from April 2017 to May 2021 and Anaplan, Inc., a financial planning and performance management company, from January 2016 to February 2017. Prior to Anaplan, Inc., he served as Chief Financial Officer and Chief Operating Officer at Genesys Cloud Services, Inc., a private contact center solutions company, from May 2012 to January 2016 and Rovi Corporation, previously Macrovision Solutions Corporation, a digital entertainment technology company that was public from March 1997 until September 2016, from September 2005 to May 2012. Mr. Budge began his career at PricewaterhouseCoopers LLP, an accounting firm. Mr. Budge holds a B.S. in Accounting from Brigham Young University.

Jim Pursley has served as our President since March 2021. Prior to joining Hinge Health, Mr. Pursley served as the Chief Commercial Officer of Livongo Health, Inc., a publicly held digital health company, from April 2014 to November 2020. Previously, he served in various executive roles at Care Innovations, LLC, a private digital health company, from January 2011 to April 2014, most recently as Vice President, Sales and Marketing from August 2012 to April 2014. Earlier in his career, Mr. Pursley held roles of increasing responsibility at GE HealthCare Technologies Inc. from 2003 to 2010. Mr. Pursley holds an M.B.A. from Kellogg School of Management at Northwestern University and a B.S. in Management Science and Information Systems from Pennsylvania State University.

Founder Director

Gabriel Mecklenburg is our co-founder and has served as the Executive Chairman of our company since February 2021 and a member of our board of directors since March 2016. He also served as our Chief Operating Officer from October 2014 to February 2021. From December 2011 to May 2014, Mr. Mecklenburg was the Chief Operating Officer at Oxbridge Biotech Roundtable Ltd., a global biotechnology research platform. He has served on the board of directors of Digital Therapeutics, Inc., doing business as Pelago Health, a privately held virtual care company focused on substance use management, since January 2022. Mr. Mecklenburg holds an M.Sc. in Materials Science from the University of Cambridge and an M.Phil. in Bioengineering from Imperial College London.

We believe Mr. Mecklenburg is qualified to serve as a member of our board of directors because of the insight and experience he brings as our co-founder and former Chief Operating Officer.

Non-Employee Directors

Kristina Leslie has served as a member of our board of directors since April 2024. Ms. Leslie previously served as Chief Financial Officer of DreamWorks Animation SKG Inc., a multimedia animation company, from 2004 to 2007. Over the past 15 years, Ms. Leslie has served on a number of public and private boards. Currently, Ms. Leslie serves as a member of the board of directors of Sunstone Hotel Investors, Inc., a publicly held lodging real estate investment trust, and Justworks, Inc., a private human resource technology company, and is the chair of the board of directors of Blue Shield of California, a health plan company. Previously, Ms. Leslie served on the boards of several other publicly held companies, including Rover Group, Inc. from July 2021 to February 2024, a pet care company that was public during Ms. Leslie’s tenure as director, CVB Financial Corp. from 2015 to 2022, a bank holding company, Pico Holdings Inc., a water resources and storage company, from 2009 to 2016, Orbitz Worldwide, Inc., a travel search and fare aggregator company, from 2011 to 2015, Obagi Medical Products, a skin care company, from 2012 to 2013, and Bare Escentuals Inc., a cosmetics company, from 2007 to 2010. Additionally, Ms. Leslie has previously served on the boards of several private companies, including Glassdoor Inc. from 2015 to 2018 and Methodist Hospital of Southern California from 2007 to 2013. Ms. Leslie holds an M.B.A. from Columbia Business School and a B.A. in Economics from Bucknell University.

We believe that Ms. Leslie is qualified to serve as a member of our board of directors because of her extensive experience serving on public company boards, as well as her professional experience as Chief Financial Officer of a large public company.

Elliott Robinson has served as a member of our board of directors since February 2020. Mr. Robinson has served as a Partner at Bessemer Venture Partners (“Bessemer”), a global venture capital and private equity firm, since March 2019. Prior to joining Bessemer, Mr. Robinson served as a partner at M12, a venture capital subsidiary of Microsoft Corporation, from November 2016 to March 2019, and as a Vice President at Georgian Partners, an investment firm, from March 2014 to October 2016. From 2006 to 2013, Mr. Robinson held roles of increasing responsibility at Syncom Venture Partners, a venture capital firm. He currently serves on the board of directors of several privately held technology, software, and artificial intelligence companies, including Coactive Systems Inc., Databook Labs, Inc., Hyper Labs, Inc., Imply Data, Inc., and Render Services, Inc. Mr. Robinson holds an M.B.A. from Columbia Business School and a B.S. in Mathematics from Morehouse College.

We believe that Mr. Robinson is qualified to serve as a member of our board of directors because of his extensive experience as a venture capital investor and a member of the boards of directors of other technology companies.

Teddie Wardi has served as a member of our board of directors since November 2018. Mr. Wardi has served as a Managing Director at Insight Venture Management, LLC (“Insight”), a private investment firm, since October 2017. Mr. Wardi is also a co-founder and has served as an advisor to Icebreaker.vc, a venture capital firm, since December 2013. Prior to joining Insight, Mr. Wardi served as a partner at Atomico (UK) Partners LLP, an international investment firm, from March 2016 to October 2017. Previously, Mr. Wardi served as Vice President at Dawn Capital LLP, a private investment firm, from March 2014 to March 2016. He co-founded Nervogrid Oy, a software company acquired by ALSO Holding AG, and served as Nervogrid’s Chief Technology Officer from March 2006 to August 2012. Currently, Mr. Wardi is a member of the board of directors of SentinelOne, Inc., a publicly held cybersecurity company. Mr. Wardi holds an M.B.A. from Harvard Business School and a B.Sc. in Business Technology and Finance from Aalto University in Finland.

We believe that Mr. Wardi is qualified to serve as a member of our board of directors because of his experience in the venture capital industry, including his experience with investments in healthcare and technology companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Structure and Composition

Director Independence

Our board of directors currently consists of five members. Our board of directors has determined that all of our directors, other than Mr. Perez and Mr. Mecklenburg, qualify as independent directors in accordance with the listing rules of the New York Stock Exchange (the “Listing Rules”). Mr. Perez is not considered independent by virtue of his position as an executive officer of the company. Mr. Mecklenburg is not considered independent by virtue of his position as executive chairman, an employee, of the company. Under the Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Listing Rules, our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I director will be Teddie Wardi, and his term will expire at the annual meeting of stockholders to be held in 2026;

•	The Class II directors will be Gabriel Mecklenburg and Kristina Leslie, and their terms will expire at the annual meeting of stockholders to be held in 2027; and

•	The Class III directors will be Daniel Perez and Elliott Robinson, and their terms will expire at the annual meeting of stockholders to be held in 2028.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Arrangements

The election of the members of our board of directors is currently governed by our Fifth Amended and Restated Voting Agreement, as amended, that we entered into with certain holders of our capital stock and the related provisions of our Seventh Amended and Restated Certificate of Incorporation. Pursuant to our Fifth Amended and Restated Voting Agreement, as amended, and Seventh Amended and Restated Certificate of Incorporation, Messrs. Mecklenburg and Perez were elected by our Founders; Ms. Leslie was elected by the independent directors of the our board of directors; Mr. Wardi was elected by the holders of our Series B redeemable convertible preferred stock; and Mr. Robinson was elected by the holders of our Series C redeemable convertible preferred stock.

Our Fifth Amended and Restated Voting Agreement, as amended, will terminate and the provisions of our Seventh Amended and Restated Certificate of Incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial and cyber risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The risk oversight process also includes receiving regular reports from our committees and members of senior management to enable our board of directors to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Board Committees

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our board of directors will have three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each committee is governed by a charter that will be available on our website following completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee consist of Kristina Leslie, Teddie Wardi, and Elliott Robinson. Kristina Leslie is the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the Listing Rules and Rule 10A-3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Kristina Leslie is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	appointing, retaining, compensating, and overseeing the work of our independent registered public accounting firm;

•	assessing the independence and performance of the independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC;

•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	reviewing policies and practices related to risk assessment and management;

•	reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;

•	reviewing, overseeing, approving, or disapproving any related-person transactions;

•

reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters, or other ethics or compliance issues.

Compensation Committee

The members of our compensation committee consist of Kristina Leslie, Elliott Robinson, and Teddie Wardi. Kristina Leslie is the chairperson of our compensation committee. Each of Kristina Leslie, Elliott Robinson, and Teddie Wardi is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the Listing Rules. Our compensation committee is responsible for, among other things:

•	reviewing and approving the compensation of our executive officers, including reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer;

•	authority to act as an administrator of our equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing and recommending that our board of directors approve the compensation for our non-employee directors; and

•	evaluating our succession plans.

Nominating and Corporate Governance Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and corporate governance committee will consist of Elliott Robinson and Teddie Wardi. Elliott Robinson will be the chairperson of our nominating and corporate governance committee. Elliott Robinson and Teddie Wardi meet the requirements for independence under the Listing Rules. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing the leadership structure of our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors has adopted a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered or will enter into indemnification agreements with each of our directors and officers to provide our directors and officers with additional indemnification and related rights. See the section titled “Description of Capital Stock—Limitations on Liability and Indemnification Matters” for additional information.

Clawback Policy

In connection with this offering, we have adopted a compensation recovery policy (the “Clawback Policy”) as required by Rule 10D-1 under the Exchange Act and the corresponding listing standard adopted by the New York Stock Exchange. The policy generally provides that if we are required to prepare an accounting restatement (including a restatement to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), we must recover from our current and former executive officers any incentive-based compensation that was erroneously received on or after the effective date of the policy and during the three years preceding the date we are required to prepare such accounting restatement. The amount required to be recovered will be the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received based on the restated financial measure.

Compensation Committee Interlocks and Insider Participation

None of the members of our board of directors who will serve on our compensation committee upon the effectiveness of the registration statement of which this prospectus forms a part is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2024, our “named executive officers” and their positions were as follows:

•	Daniel Perez, Chief Executive Officer and Founder;

•	James Budge, Chief Financial Officer; and

•	Jim Pursley, President.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2023, and December 31, 2024.

Name and Principal Position	Year	Salary ($)	Stock Awards($)(1)	All Other Compensation ($)(2)	Total ($)
Daniel Perez	2024	500,000	1,828	6,900	508,728
Chief Executive Officer and Co-Founder	2023	500,000	104,438,811	6,600	104,945,411
James Budge(3)	2024	500,000	2,595,611	6,667	3,102,278
Chief Financial Officer	2023	392,361	12,493,700	6,600	12,892,661
Jim Pursley	2024	375,000	2,409,028	4,688	2,788,716
President	2023	375,000	2,226,600	4,688	2,606,288

(1)

Amounts reflect the full grant-date fair value of stock awards granted during 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 2 to the audited financial statements included in this prospectus for a discussion of valuation assumptions made in determining the grant-date fair value and compensation expense of our RSUs.

(2)	The 2024 amounts in the “All Other Compensation” column reflect the company’s contributions to the applicable named executive officer’s 401(k) plan.
(3)

Effective May 2024, Mr. Budge’s cash salary was reduced from $500,000 per year to $250,000 per year in exchange for a grant of 12,500 RSUs with a grant-date fair value of $353,250 (calculated in accordance with footnote 1 above). Mr. Budge’s RSU award is detailed below in the “—Narrative to Summary Compensation Table” section and the table under “—Outstanding Equity Awards at Fiscal Year-End.” As a result, the 2024 amount reflected in the “Salary” column for Mr. Budge includes both $333,333 of cash compensation actually paid to Mr. Budge in 2024 and $166,667 of equity-based compensation for services rendered in 2024 (equal to the amount of salary foregone in lieu of the RSU award). The $186,583 incremental grant-date fair value of the RSU award is included in the “Stock Awards” column together with the value of other stock awards made to Mr. Budge in 2024.

Narrative to Summary Compensation Table

2024 Salaries

In 2024, the named executive officers received an annual base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For fiscal year 2024, Mr. Perez’s annual base salary was $500,000; Mr. Budge’s annual base salary was $500,000, for which he was actually compensated $333,333; and Mr. Pursley’s annual base salary was $375,000. No salary or bonus was foregone in exchange for equity awards or other compensation.

The actual salary provided to each named executive officer for 2024 services rendered is set forth above in the Summary Compensation Table in the column entitled “Salary.”

2024 Bonuses

No cash bonuses or similar incentive arrangements were awarded to the named executive officers in 2024.

Equity Compensation

Each of our named executive officers currently holds stock and stock option awards pursuant to the 2017 Plan. For additional information about the 2017 Plan, including the amendments thereto, see the section titled “—2017 Equity Incentive Plan” below.

In January 2024, we granted 65 RSUs to each of Mr. Perez, Mr. Budge, and Mr. Pursley, which RSUs vest subject to both service-based and liquidity event-based conditions. The RSUs will satisfy the service prong as to 1/12th of the total RSUs on each monthly anniversary of January 1, 2024, subject to the applicable named executive officer’s continued service through the applicable vesting date. The liquidity event requirement will be satisfied in connection with this offering.

In April 2024, we granted 12,500 RSUs to Mr. Budge, which RSUs vest subject to both service-based and liquidity event-based conditions, in exchange for a reduction of his annual base salary from $500,000 to $250,000. The RSUs will satisfy the service prong as to 1/12th of the total RSUs on each monthly anniversary of May 1, 2024, subject to Mr. Budge’s continued service through the applicable vesting date. The liquidity event requirement will be satisfied in connection with this offering.

In June 2024, we granted four awards to our named executive officers: 10,000 RSUs and 75,000 RSUs each to Mr. Budge and Mr. Pursley, which RSUs vest subject to both service-based and liquidity event-based conditions. Each award will satisfy the service prong as to 1/16th of the total RSUs on the first day of each quarter following March 1, 2024, subject to the named executive officer’s continued service through the applicable vesting date. The liquidity event requirement will be satisfied in connection with this offering.

In connection with this offering, we have adopted the 2025 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2025 Plan will be effective on the date immediately preceding the date the registration statement of which this prospectus forms a part becomes effective. For additional information about the 2025 Plan, see the section titled “—2025 Incentive Award Plan” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k)

plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental, and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

We did not make any perquisites to our named executive officers in 2024, although we continue to evaluate the need for any perquisites in the future.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of our common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2024.

Name	Vesting Commencement Date			Stock Awards
			Vesting Schedule	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(8)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
Daniel Perez	12/21/20		(1)	848,907	30,823,813	—	—
	1/1/22		(2)	65	2,360	—	—
	5/17/23		(3)	—	—	5,193,377	188,571,519
	1/1/24		(2)	65	2,360	—	—
James Budge	3/20/23		(4)	505,000	18,336,550	—	—
	1/1/24		(2)	65	2,360	—	—
	5/1/24	(7)	(2)	12,500	453,875	—	—
	3/1/24		(5)	10,000	363,100	—	—
	3/1/24		(5)	75,000	2,723,250	—	—
Jim Pursley	1/15/21		(6)	—	—	884,278	32,108,134
	1/1/22		(2)	65	2,360	—	—
	3/16/22		(1)	65,000	2,360,150	—	—
	3/1/23		(1)	90,000	3,267,900	—	—
	1/1/24		(2)	65	2,360	—	—
	3/1/24		(5)	10,000	363,100	—	—
	3/1/24		(5)	75,000	2,723,250	—	—

(1)

The RSUs vest subject to service-based and liquidity event-based conditions. The RSUs will satisfy the service prong as to 1/48th of the total number of stock units on each subsequent monthly anniversary of the vesting commencement date, subject to the applicable named executive officer’s continued service through the applicable date. The liquidity event requirement will be satisfied in connection with this offering, so long as the offering occurs prior to the seventh anniversary of the grant date.

(2)

The RSUs vest subject to service-based and liquidity event-based conditions. The RSUs will satisfy the service prong as to 1/12th of the total number of stock units on each subsequent monthly anniversary of the vesting commencement date, subject to the applicable named executive officer’s continued service through the applicable date. The liquidity event requirement will be satisfied in connection with this offering, so long as the offering occurs prior to the seventh anniversary of the grant date.

(3)

The PRSUs vest upon the occurrence of (i) a liquidity event, which will be satisfied in connection with this offering, that (ii) satisfies a milestone-vesting event based on one or more performance conditions, including the liquidity event itself and subsequent public market valuations of our common stock in connection with the liquidity event, subject to the named executive officer’s continued service through the applicable date. In January 2025, we amended the terms of this PRSU grant to provide for, among other items, an additional 1,888,501 PRSUs that were eligible to vest in accordance with the above vesting terms upon an additional performance condition beyond the original performance targets and the number displayed in the table above has not been updated to reflect this addition.

(4)

The RSUs vest subject to service-based and liquidity event-based conditions. The RSUs will satisfy the service prong as to 25% of the total RSUs on the first anniversary of the vesting commencement date and 1/48th of the total number of RSUs on each monthly anniversary thereafter, subject to the applicable named executive officer’s continued service through the applicable date. The liquidity event requirement will be satisfied in connection with this offering, so long as the offering occurs prior to the seventh anniversary of the grant date.

(5)

The RSUs vest subject to service-based and liquidity-event based conditions. The RSUs will satisfy the service prong as to 1/16th of the total RSUs on the first day of each quarter following the vesting commencement date, subject to the applicable named executive officer’s continued service through the applicable date. The liquidity event requirement will be satisfied in connection with this offering, so long as the offering occurs prior to the seventh anniversary of the grant date.

(6)

The PRSUs vest in three tranches subject to (1) liquidity event-based and (2) either (a) service-based or (b) performance-based conditions, as applicable. The liquidity event requirement for all three tranches will be satisfied in connection with this offering, so long as the offering occurs prior to the seventh anniversary of the grant date. The first tranche of PRSUs, equaling 60% of the total PRSUs, is also subject to service-based conditions, subject to the applicable named executive officer’s continued service through the applicable date. The first tranche of PRSUs will satisfy the service prong as to 12.5% of the first tranche of PRSUs on the first anniversary of the vesting commencement date, then 1/96th of the first tranche of PRSUs on each monthly anniversary for 12 months, and then 1/32th of the first tranche of PRSUs on each monthly anniversary for 24 months thereafter. The second (30% of the PRSUs) and third tranches (10% of the PRSUs) of PRSUs are subject to performance-based conditions tied to achieving specified levels of deployment revenue, meaning billable users multiplied by revenue per user collected, over four consecutive quarters. Each of the deployment revenue targets must be achieved separately to satisfy the performance-based conditions.

(7)

The RSU award to Mr. Budge was made in exchange for a portion of cash compensation provided for services rendered in 2024, described more fully in the Summary Compensation Table and “—Narrative to Summary Compensation” section above.

(8)	The market value of shares that have not vested is calculated based on the fair market value of our common stock as of December 31, 2024, which our board of directors determined to be $36.31.

Executive Compensation Arrangements

We are party to an employment agreement or offer letter with each of our named executive officers. These agreements set forth the terms and conditions of employment of each named executive officer, including initial base salary, standard employee benefits eligibility, and certain severance provisions described below. In connection with this offering, we plan to enter into new change in control and severance agreements with each of our named executive officers, described in the below section titled “—Change in Control and Severance Arrangements,” which will supersede any severance entitlements in each applicable named executive officer’s existing employment agreement or offer letter.

Existing Employment Arrangements

Daniel Perez. We entered an employment agreement with Mr. Perez, effective as of June 5, 2017, to serve as our Chief Executive Officer. The agreement provides for Mr. Perez’s annual base salary, expense reimbursement, benefits plans, and time off. The agreement also contains a requirement that he enter a confidentiality agreement and proprietary information and inventions assignment agreement. The agreement provides that in the event Mr. Perez’s employment is terminated other than for cause (as the terms are defined in the employment agreement) by the company, conditioned upon signing a company release effective within sixty days of the date of termination, Mr. Perez will be entitled to severance equaling four months of pay at the rate of base salary and upon the normal payroll schedule in effect at the date of termination. In the event Mr. Perez wishes to voluntarily terminate his employment (as the terms are defined in the employment agreement), then Mr. Perez must give the company 120 days of written notice, and, during the notice period, Mr. Perez will continue to receive regular pay based on his base salary and benefits.

James Budge. We entered an employment agreement with Mr. Budge, effective as of March 20, 2023, to serve as our Chief Financial Officer. The agreement provides for Mr. Budge’s annual base salary, expense reimbursement, benefits plans, time off, and a grant of RSUs. The agreement also contains a requirement that he enter our standard employee proprietary information and inventions assignment agreement. The employment agreement further provides that in the event Mr. Budge’s employment is terminated other than for cause or by him for good reason (as the terms are defined in the employment agreement) within three months prior to and ending 12 months following a corporate transaction (as defined in the employment agreement, and such period, a “corporate transaction period”), the service-based prong of his RSUs will accelerate in full (since we are more than one year after his start date with us), conditioned upon his executing a separation agreement, releasing any and all claims against us, complying with ongoing obligations to us, and resigning from all positions with the company. The employment agreement also provides that in the event Mr. Budge’s employment is terminated other than for cause or by him for good reason, he will be entitled to severance equaling six months of his base salary and continued healthcare coverage under COBRA for six months. Severance is contingent upon executing a separation agreement and releasing any and all claims against us.

Jim Pursley. We entered an employment agreement with Mr. Pursley, effective as of January 21, 2021, to serve as our President. The agreement provides for Mr. Pursley’s base salary, expense reimbursement, benefits plans, vacation, and a grant of RSUs. The agreement also contains a requirement that he enter our standard employee proprietary information and inventions assignment agreement. The employment agreement further provides that in the event Mr. Pursley’s employment is terminated other than for cause or by him for good reason outside of a corporate transaction period, the service-based prong of his RSUs will accelerate with respect to 50% of the unvested RSUs, conditioned upon his executing a separation agreement, releasing any and all claims against us, complying with ongoing obligations to us, and resigning from all positions with the company. The employment agreement further provides that in the event Mr. Pursley’s employment is terminated other than for cause or by him for good reason within a corporate transaction period, the service-based prong of his RSUs will accelerate in full (since we are more than one year after his start date with us), conditioned upon his executing a separation agreement, releasing any and all claims against us, complying with ongoing obligations to us, and resigning from all positions with the company. The employment agreement also provides that in the event Mr. Pursley’s employment is terminated other than for cause or by him for good reason, he will be entitled to severance equaling six months of his base salary and reimbursements for healthcare coverage under COBRA for six months. Severance is contingent upon executing a separation agreement, releasing any and all claims against us, complying with ongoing obligations to us, and resigning from all positions with the company.

Executive Change in Control and Severance Arrangements

In connection with this offering, we plan to enter into new change in control and severance agreements with each of our named executive officers, which will supersede any severance entitlements in any prior change in control agreements, employment agreements, or offer letters. If the named executive officer’s employment is terminated by us without “cause” or due to his or her resignation for “good reason” outside the period commencing three months preceding and ending 12 months following the consummation of a “change in control” (such period, the “Change in Control Period”) (each such term, as defined in the change in control and severance agreement), then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he or she will be eligible to receive (i) continuing payments of 100% base salary for 12 months for Mr. Perez and 75% of base salary for nine months for other executives (including Mr. Budge and Mr. Pursley), and (ii) COBRA reimbursements through the earlier of the end of 12 months for Mr. Perez and nine months for other executives (including Mr. Budge and Mr. Pursley) and the date his or her eligibility for healthcare coverage under another employer’s benefits plan(s) becomes effective. Pursuant to the change in control and severance agreements, if the named executive officer’s employment is terminated by us without “cause” or due to his or her resignation for “good reason” during the Change in Control Period, then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he or she will be eligible to receive (i) continuing payments of 200% of base salary for 24 months for Mr. Perez and 100% of base salary for 12 months for other executives (including Mr. Budge and Mr. Pursley), (ii) accelerated vesting as to 100% of his or her then-outstanding unvested equity awards (excluding any performance-based equity awards), and (iii) COBRA reimbursements through the earlier of the end of the change in control period and the date his or her eligibility for healthcare coverage under another employer’s benefits plan(s) becomes effective. Pursuant to the change in control and severance agreements, in the event that any amounts payable to a named executive officer are subject to an excise tax pursuant to Section 280G or Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the named executive officer will receive either (i) the full amount of such payments or (ii) such payments reduced to the least extent necessary to prevent the application of such excise tax, whichever will result in the greatest after tax benefit to the named executive officer.

The change in control and severance agreements require the named executive officer to continue to abide by our standard confidential information agreement and a non-disparagement restrictive covenant in order to receive the severance benefits set forth above.

Director Compensation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors, or otherwise. In connection with this offering, we have adopted a non-employee director compensation program for our non-employee directors (the “Director Compensation Program,” described in the below section titled “—Non-Employee Director Compensation Program”). In 2024, no non-employee director was compensated with cash for service.

In 2024, we granted equity awards to two directors. In January 2024, we granted 65 RSUs to employee director Gabriel Mecklenburg, which RSUs vest subject to both service-based and liquidity event-based conditions. The RSUs will satisfy the service prong as to 1/12th of the total RSUs on each monthly anniversary of January 1, 2024, subject to Mr. Mecklenburg’s continued service through the applicable vesting date. The liquidity event requirement will be satisfied in connection with this offering. In April 2024, we granted 35,000 RSUs to non-employee director Kristina Leslie, which RSUs vest subject to both service-based and liquidity event-based conditions. The RSUs will satisfy the service prong as to 1/16th of the total RSUs on the first day of each quarter following April 1, 2024, subject to Ms. Leslie’s continued service through the applicable vesting date. The liquidity event requirement will be satisfied in connection with this offering.

The following table sets forth information concerning the compensation earned by our directors during the year ended December 31, 2024, except for Mr. Perez, our Chief Executive Officer, who did not receive any additional compensation for his service as a director and his compensation as the Chief Executive Officer is set forth in the executive compensation discussion above. Note that only stock awards were made in 2024, so the other columns have been omitted from the table.

2024 Director Compensation Table

Name	Stock Awards ($)(1)	Other ($)(2)	Total ($)
Ben Blume(3)	0	0	0
Kristina Leslie	989,100	0	989,100
Gabriel Mecklenburg	1,828	500,000	501,828
Elliott Robinson	0	0	0
Teddie Wardi	0	0	0

(1)

Amounts reflect the full grant-date fair value of stock awards and stock options granted during 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 2 to the audited financial statements included in this prospectus for a discussion of valuation assumptions made in determining the grant-date fair value and compensation expense of our RSUs.

(2)

Amounts in the “Other” column for Mr. Mecklenburg reflect our payment of his base salary compensation for services to the company as an employee and for serving as our Executive Chairman and Co-Founder. Mr. Mecklenburg did not receive any other payments in connection with his employment.

(3)	Ben Blume was a member of our board of directors until February 14, 2025.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2024 by each director who was serving as of December 31, 2024. None of our other directors held any unvested stock awards or outstanding stock options as of December 31, 2024, except our Chief Executive Officer, whose unvested stock awards and outstanding options are disclosed in the Summary Compensation Table above.

Name	Options Outstanding at Fiscal Year End (#)	Unvested Restricted Shares Outstanding at Fiscal Year End (#)(1)
Kristina Leslie	—	35,000
Gabriel Mecklenburg	867,291	6,466,868

(1)

In January 2025, we amended a 2023 PRSU grant to Mr. Mecklenburg to provide for, among other items, the reduction of 1,888,501 PRSUs that were eligible to vest upon certain performance conditions and the number displayed in the table above has not been updated to reflect this reduction.

Non-Employee Director Compensation Program

In connection with this offering, we have adopted the Director Compensation Program, to be effective upon the date of effectiveness of the registration statement of which this prospectus forms a part.

Pursuant to the Director Compensation Program, our non-employee directors, excluding non-employee directors designated to serve by one of our affiliated investors, will receive cash compensation as set forth in the tables below.

Board Service
Non-Employee Director	$40,000

Additional Award Retainer
Non-Executive Chair	$45,000
Lead Independent Director	$20,000

Additional Committee Service	Chair	Non-Chair
Audit Committee Member	$20,000	$10,000
Compensation Committee Member	$15,000	$7,500
Nominating and Corporate Governance Committee Member	$10,000	$5,000

Director fees under the Director Compensation Program will be payable in cash in arrears in four equal quarterly installments not later than 30 days following the final day of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board or in a position designated to receive additional fees.

Directors may elect to receive all or a portion of their cash fees in RSUs, with each such RSU award covering a number of shares calculated by dividing (i) the amount of the annual retainer by (ii) the average per share closing trading price of our common stock over the most recent 30 trading days as of the grant date (the “30 day average price”). Such RSUs will be automatically granted on the fifth day of the month following the end of the calendar quarter to which the corresponding director fees were earned and will be fully vested on grant.

Under the Director Compensation Program, unless otherwise provided by the board prior to commencement of service of an applicable director, each non-employee director will automatically be granted that number of RSUs upon the director’s initial appointment or election to our board of directors (referred to as the “Initial Grant”), calculated by dividing (i) $400,000 by (ii) the 30 day average price. The Initial Grant will vest as to one-third of the underlying shares on each anniversary of the grant date, subject to the non-employee director’s continued service through each applicable vesting date.

In addition, each non-employee director who (i) has been serving on the board for six months prior to an annual meeting following this offering and (ii) will continue to service on the board following such annual meeting will automatically be granted that number of RSUs upon each annual meeting we have following this offering (referred to as the “Annual Grant”), calculated by dividing (i) $200,000 by (ii) the 30 day average price. The Annual Grant will vest on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder’s meeting to the extent unvested as of such date, subject to the non-employee director’s continued service through each applicable vesting date.

All equity awards held by non-employee directors under the Director Compensation Program will vest in full upon the consummation of a Change in Control (as defined in the 2025 Plan), subject to their continued service through immediately prior to such date. Each director may elect to defer all or a portion of their RSUs they receive under the Director Compensation Program until the earliest of a fixed date properly elected by the director, the director’s termination of service, or a Change in Control.

Equity Incentive Plans

2017 Equity Incentive Plan

The 2017 Plan was adopted by our board of directors, effective as of July 6, 2017, and was amended as of each of July 3, 2018, January 10, 2020, December 20, 2020, October 22, 2021, February 16, 2022, December 22, 2022, April 20, 2023, and April 25, 2024, and will terminate on July 6, 2027 unless sooner terminated. As of December 31, 2024, options to purchase 2,899,088 shares of our common stock at a weighted average exercise price per share of $1.28, and 26,486,250 RSUs remained outstanding under the plan.

Administration. The 2017 Plan is administered by our board of directors, or a committee thereof appointed by the board of directors and composed of members of the board of directors, or the board of directors or committee thereof may delegate to one or more officers of the company or its subsidiaries the power to grant awards, subject to limitations on the terms and maximum number of the awards granted by such officers where no officer may grant an award to himself or herself. The board of directors and any committee or officer that it delegates its powers or authority under the 2017 Plan to are collectively referred to as the plan administrator below. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2017 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2017 Plan, including any vesting and vesting acceleration conditions.

Eligibility. Our employees and consultants, directors, employees, and non-employee members of our board of directors are eligible to receive awards under the 2017 Plan, provided that only employees may be granted awards intended as incentive stock options.

Shares Available. As of December 31, 2024, a total of 37,542,593 shares of our common stock had been authorized for issuance under the 2017 Plan. As of December 31, 2024, options to purchase a total of 2,899,088 shares of our common stock and 26,486,250 RSUs were issued and outstanding and a total of 5,988,658 shares of our common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2017 Plan and were outstanding.

Awards. The 2017 Plan provides that the plan administrator may grant (i) stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, (ii) stock appreciation rights, or SARs, (iii) restricted stock, (iv) RSUs, and (v) unrestricted stock.

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Stock Options: Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction (as defined in the 2017 Plan). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance, and/or other conditions.

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SARs: SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs: Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, that may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals, and/or such other conditions as the plan administrator may determine.

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Other Stock Awards: Other stock awards of fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Corporate Transactions. The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In the event of a corporate transaction, the plan administrator has discretion to (1) accelerate vesting of options and SARs, (2) cause any restricted stock or RSU to become non-forfeitable, (3) permit option substitutions, (4) cancel options, SARs, restricted stock, and RSUs for no consideration, (5) cancel any option in exchange for cash or other consideration equal to the difference between the fair market value per shares on the date of the corporate transaction and the exercise price of that option, (6) exchange restricted stock or RSUs for restricted stock of or restricted stock units in respect of the capital stock of a successor, or (7) redeem or cancel restricted stock or RSUs for cash or other consideration at fair value. In taking the foregoing actions, the plan administrator is not obligated to treat grantees, awards, awards held by grantees, or awards of the same type identically. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Plan Amendment and Termination. Our board of directors terminated the 2017 Plan in connection with the effectiveness of the 2025 Plan and no further awards will be granted under the 2017 Plan (although outstanding awards under the 2017 Plan will remain subject to its terms).

2025 Incentive Award Plan

We have adopted the 2025 Plan, which will be effective as of the date immediately preceding the date the registration statement related to this offering becomes effective. Under the 2025 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate, and retain the talent for which we compete. The material terms of the 2025 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2025 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration. Our employees, consultants, and directors and the employees, consultants, and directors of our subsidiaries will be eligible to receive awards under the 2025 Plan. Following our initial public offering, the 2025 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under Section 16 of Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2025 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2025 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of    shares of our common stock will be available for issuance under awards granted pursuant to the 2025 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. The number of shares available for issuance will be increased by (i) the number of shares available under the prior plan and the number of shares represented by awards outstanding under our prior plan that expire, lapse, or are terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been fully experienced, or forfeited following the effective date of the 2025 Plan, with the maximum number of shares to be added to the 2025 Plan equal to 7,000,000 shares, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2026 and ending on and including January 1, 2035, equal to the lesser of (A) 5% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors.

The following counting provisions will be in effect for the share reserve under the 2025 Plan:

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to the extent that an award (including an award under the 2017 Plan, a “Prior Plan Award”) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2025 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2025 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2025 Plan;

•	to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2025 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2025 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2025 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2025 Plan.

The 2025 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2025 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $1,000,000 for the non-employee director’s first year of service and $750,000 for each year of the non-employee director’s service thereafter.

Awards. The 2025 Plan provides for the grant of stock options, including ISOs and NSOs, dividend equivalents, RSUs, performance shares, other incentive awards, SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2025 Plan. Certain awards under the 2025 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2025 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options: Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance, and/or other conditions.

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SARs: SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance, and/or other conditions.

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Restricted Stock and RSUs: Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, that may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals, and/or such other conditions as the plan administrator may determine.

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Other Stock or Cash Based Awards: Other stock or cash based awards of cash, fully vested shares of our common stock, and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents: Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed, or expires, as determined by the plan administrator.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Certain Transactions. The plan administrator has broad discretion to take action under the 2025 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2025 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2025 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans, and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-

back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations, and the laws of descent and distribution, awards under the 2025 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2025 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2025 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2025 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No ISOs may be granted pursuant to the 2025 Plan after the tenth anniversary of the effective date of the 2025 Plan, and no additional annual share increases to the 2025 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2025 Plan will remain in force according to the terms of the 2025 Plan and the applicable award agreement.

2025 Employee Stock Purchase Plan

In connection with the offering, we adopted the ESPP, which will be effective as of the date immediately preceding the date the registration statement related to this offering becomes effective. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving, and implementing the ESPP and, accordingly, this summary is subject to change.

Components. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the United States who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions by the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our Class A common stock which will be authorized for sale under the ESPP is equal to the sum of (a)      shares of Class A common stock and (b) an annual increase on the first day of each fiscal year beginning in fiscal year 2026 and ending in fiscal year 2035, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of Class A common stock as determined by our board of directors; provided, however, no more than 4,000,000 shares of our Class A common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 100,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period. Notwithstanding the foregoing, a participant may be granted rights under the ESPP only if such rights, together with any other rights granted to such participant under “employee stock purchase plans” of the Company, any parent or any subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such participant’s rights to purchase stock of the Company or any parent or subsidiary thereof to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the offering period during which such rights are granted) in accordance with Section 423(b)(8) of the Code.

Offering. Under the ESPP, participants are offered the option to purchase shares of our Class A common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length. Initially, we intended to have offering periods of 12 months duration, commencing on each May 16 and November 16 with two six month purchase periods. However, the initial offering period following this registration shall commence on the effectiveness of the ESPP and shall end on May 15, 2026, with the first purchase period ending on November 15, 2025.

The option purchase price will be set forth in the offering document but shall not be lower than either 85% of the closing trading price per share of our Class A common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the exercise date.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at least 10 days prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of Class A common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization twice during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form at least 10 days prior to the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our Class A common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Class A common stock, or any other increase or decrease in the number of shares of Class A common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our Class A common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate the company, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing prior to the new purchase date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2022 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Investors’ Rights Agreement

We are party to our amended and restated investors’ rights agreement which provides, among other things, that certain holders of our capital stock, including entities affiliated with Insight, Atomico, Coatue, Tiger Global PIP 15-35 LLC (“Tiger Global”), 11.2 Capital (“11.2 Capital”), and Bessemer, each of which hold more than 5% of our outstanding capital stock, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Insight, Atomico, Coatue, Tiger Global, 11.2 Capital, and Bessemer, each of which hold more than 5% of our outstanding capital stock, Daniel Perez, our Chief Executive Officer and Director, and Gabriel Mecklenburg, our Executive Chairman and Director, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right under the right of first refusal and co-sale agreement will terminate upon the consummation of this offering.

Since January 1, 2022, we have waived our right of first refusal in connection with secondary sales of shares of our capital stock, including sales or purchases by certain of our executive officers or holders of more than 5% of our capital stock.

Loans to Certain Officers and Directors

In August 2020, each of Daniel Perez, our Chief Executive Officer and Director, Gabriel Mecklenburg, our then Chief Operating Officer and Director, and our former Chief Financial Officer purchased shares of our common stock pursuant to restricted stock awards in exchange for partial recourse promissory notes. Mr. Perez purchased a total of 1,162,012 shares of our common stock at a purchase price of $1.90 per share in exchange for a partial recourse promissory note of $2,207,822.80, Mr. Mecklenburg purchased a total of 1,162,012 shares of our common stock at a purchase price of $1.90 per share in exchange for a partial recourse promissory note of $2,207,822.80, and our former Chief Financial Officer purchased a total of 585,107 shares of our common stock at a purchase price of $1.90 per share in exchange for a partial recourse promissory note of $1,111,703.30. The notes bear interest at a rate of 0.41% compounded annually. The outstanding principal and interest under Mr. Perez’s and Mr. Mecklenburg’s partial recourse promissory notes was due upon the earlier of: (i) the eighth anniversary of such note’s issuance, (ii) within ninety days of termination of employment of the borrower, whether voluntary or involuntary, (iii) the date (a) that any person (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than any person who currently owns more than a majority of the company’s common stock, becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the company, except for any change in the ownership of the stock of the company as a result of a private financing of the company that is approved by our board of directors, (b) of a consolidation or merger of the company with or into another entity, unless the stockholders of the company immediately before such consolidation or merger own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation or merger, (c) the sale of all or substantially all of the assets of the company, or (d) the liquidation, dissolution or winding up of the company, (iv) upon insolvency of the borrower, or (v) upon the sale, transfer, or disposition of the pledged shares. In February 2023, following our former Chief Financial Officer’s departure from the company, his promissory note was amended to extend the maturity date, and provides that outstanding principal and interest is due upon the earlier of: (i) the date of a Corporate Transaction, as defined in the 2017 Plan, (ii) one month following email or written notice from the company to the borrower that the company has submitted a registration statement on Form S-1 in response to comments from the SEC to the company’s initial filing of a registration statement on Form S-1, (iii) upon insolvency of the borrower, (iv) upon the sale, transfer, or disposition of the pledged shares, or (v) upon (a) the company becoming subject to the restrictions of the Sarbanes-Oxley Act or (b) the borrower becoming an officer or director of a parent entity subject to the restrictions of the Sarbanes-Oxley Act.

On February 4, 2025, Mr. Mecklenburg repaid in full the aggregate principal and interest amount outstanding pursuant to his partial recourse promissory note in the amount of $2,248,339. On February 7, 2025, Mr. Perez repaid in full the aggregate principal and interest amount outstanding pursuant to his partial recourse promissory note in the amount of $2,248,794. On February 26, 2025, our former Chief Financial Officer repaid in full the aggregate principal and interest amount outstanding pursuant to his partial recourse promissory note in the amount of $532,458.

Legal Services

From time to time, we engage the law firm of Perkins Coie LLP for various legal services. Fees paid for services provided by Perkins Coie LLP for each year since January 1, 2022 did not exceed $3.0 million for any of the years in question. A sibling of Daniel Perez, our Chief Executive Officer and Director, is a partner with Perkins Coie LLP. Our board of directors believes that the terms of Perkins Coie LLP’s representation are no less favorable to us than those that could be obtained from an unrelated third party.

Preferred Stock Repurchase and Participation Letter

In February 2025, we entered into a stock repurchase agreement with Coatue (the “Stock Repurchase Agreement”). Pursuant to the Stock Repurchase Agreement, immediately prior to the completion of this offering, we will repurchase      shares of our Series E preferred stock from Coatue US 70 LLC at a price per share of $   , for an aggregate purchase price of $50.0 million. We refer to this repurchase as the Series E Repurchase. The closing of this offering is not conditioned upon the completion of the Series E Repurchase. Coatue holds more than 5% of our outstanding capital stock. Concurrently with the Stock Repurchase Agreement, we entered into a participation letter with Coatue US 70 LLC, pursuant to which Coatue US 70 LLC has the right, but not the obligation, to purchase from us at the initial public offering price an aggregate number of shares of our Class A common stock in our initial public offering up to 5% of the shares of our Class A common stock offered in this offering.

Voting Agreement

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including entities affiliated with Insight, Atomico, Coatue, Tiger Global, 11.2 Capital, and Bessemer, each of which hold more than 5% of our outstanding capital stock, and our Founders have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Other Transactions

On March 22, 2023, Daniel Perez, our Chief Executive Officer and Director, transferred 493,063 shares of our common stock to his spouse for no consideration.

We have entered into employment agreements with certain of our executive officers that, among other things, provide for certain compensatory and change in control benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Executive Compensation Arrangements.”

We have also granted stock options, RSUs, PRSUs, and restricted stock to our executive officers. For a description of these equity awards, see the section titled “Executive and Director Compensation—Outstanding Equity Awards at Fiscal Year-End.”

Director and Officer Indemnification

We have entered into indemnification agreements with certain of our current executive officers and directors, and we intend to enter into new indemnification agreements with each of our current executive officers and directors before the completion of this offering.

Our amended and restated certificate of incorporation also provides that, and our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, will also provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the completion of this offering, that applies to our executive officers, directors, director nominees, holders of more than 5% of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated third party and the extent of the related person’s interest in the transaction and the materiality, and the character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of February 28, 2025, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our Class A common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each of the selling stockholders.

We have based percentage ownership of our common stock before this offering on 63,727,363 shares of our capital stock outstanding, as of February 28, 2025. The following table assumes the occurrence of each of the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering and the Transactions, the Series E Repurchase and the RSU Net Settlement, in each case, as if it had occurred as of February 28, 2025. The exact number of shares of our Class A common stock that will be withheld from a stockholder in connection with the RSU Net Settlement may differ based on the stockholder’s personal tax rates. Percentage ownership of our common stock after this offering assumes our sale of      shares of Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from the selling stockholders.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of February 28, 2025 or issuable pursuant to RSUs and PRSUs that are subject to vesting and settlement conditions expected to occur within 60 days of February 28, 2025 (including those for which the liquidity-based vesting condition will be satisfied in connection with this offering). Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

For further information regarding material transactions between us and certain of our stockholders, see the section titled “Certain Relationships and Related-Party Transactions.” Unless otherwise indicated, the address for each listed stockholder is: c/o Hinge Health, Inc., 455 Market Street, Suite 700, San Francisco, California 94105. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering				% of Total Outstanding	% Total Voting Power Before this Offering	Shares of Class A Common Stock Being Offered	Shares Beneficially Owned After this Offering				% of Total Outstanding	% Total Voting Power After this Offering
	Class A		Class B					Class A		Class B
	Shares	%	Shares	%				Shares	%	Shares	%
Named Executive Officers, and Directors:
Daniel Perez(1)	—	—	11,340,418	18.9	17.2	18.7
Kristina Leslie(2)	8,750	*		*	*	*
Gabriel Mecklenburg(3)	—	—	5,038,716	8.2	7.5	8.2
Elliott Robinson(4)	—	—	—	—	—	—
Teddie Wardi(5)	—	—	—	—	—	—
James Budge(6)	295,793	4.8	—	—	*	*
Jim Pursley(7)	1,047,100	15.2	—	—	1.6	*
All current executive officers and directors as a group (7 persons)(8)	1,351,643	18.8	16,379,134	25.7	25.0	25.7

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering				% of Total Outstanding	% Total Voting Power Before this Offering	Shares of Class A Common Stock Being Offered	Shares Beneficially Owned After this Offering				% of Total Outstanding	% Total Voting Power After this Offering
	Class A		Class B					Class A		Class B
	Shares	%	Shares	%				Shares	%	Shares	%
Other 5% or Greater Stockholders:
Entities affiliated with Insight(9)	—	—	12,279,604	21.1	19.3	21.1
Entities affiliated with Atomico(10)	—	—	9,364,166	16.2	14.7	16.1
Entities affiliated with 11.2 Capital(11)	—	—	5,100,864	8.8	8.0	8.8
Entities affiliated with Coatue(12)	552,008	9.4	4,150,200	7.2	7.4	7.2
Entities affiliated with Tiger Global(13)	552,008	9.4	4,979,816	8.6	8.7	8.6
Entities affiliated with Bessemer Venture Partners(14)	—	—	4,833,773	8.4	7.6	8.3
Selling Stockholders
All selling stockholders who beneficially own, in the aggregate, less than 1% of our common stock

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 8,519,291 shares of Class B common stock held by Daniel Perez, (ii) 512,384 shares of Class B common stock held by Mr. Perez’s spouse, (iii) 849,037 shares of Class B common stock issuable upon the vesting and settlement of RSUs held by Mr. Perez for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, (iv) 1,416,376 shares of Class B common stock issuable upon the vesting and settlement of PRSUs held by Mr. Perez for which the performance-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, (v) 35,470 shares of Class B common stock subject to stock options held by Mr. Perez’s spouse that are exercisable within 60 days of February 28, 2025, and (vi) 7,860 shares of Class B common stock issuable upon the vesting and settlement of RSUs held by Mr. Perez’s spouse for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering.

(2)

Consists of 8,750 shares of Class A common stock issuable upon the vesting and settlement of RSUs held by Kristina Leslie for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering.

(3)

Consists of (i) 1,481,558 shares of Class B common stock held by Gabriel Mecklenburg, (ii) 867,291 shares of Class B stock subject to stock options held by Mr. Mecklenburg that are exercisable within 60 days of February 28, 2025, (iii) 1,273,491 shares of Class B common stock issuable upon the vesting and settlement of RSUs held by Mr. Mecklenburg for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, and (iv) 1,416,376 shares of Class B common stock issuable upon the vesting and settlement of PRSUs held by Mr. Mecklenburg for which the performance-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering.

(4)

Elliott Robinson, a member of our board of directors, is a partner at Bessemer Venture Partners. Mr. Robinson disclaims beneficial ownership of the shares of the company held by the Bessemer Entities (as defined in footnote 16 below) except to the extent of his pecuniary interest, if any, in such securities through an indirect interest in the Bessemer Entities.

(5)

Mr. Wardi is a Managing Director at Insight, the investment manager of Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners (Delaware) X, L.P., and Insight Venture Partners X (Co-Investors), L.P. (collectively, the “Insight Entities”), and does not have voting or investment power over the shares held by the Insight Entities. See footnote 9 below for more information regarding the Insight Entities.

(6)

Consists of 295,793 shares of Class A common stock issuable upon the vesting and settlement of RSUs held by James Budge for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering.

(7)

Consists of (i) 44,463 shares of Class A common stock held by Jim Pursley, (ii) 118,359 shares of Class A common stock issuable upon the vesting and settlement of RSUs held by Mr. Pursley for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, and (iii) 884,278 shares of Class A common stock issuable upon the vesting and settlement of PRSUs held by Mr. Pursley for which the performance-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering.

(8)

Consists of (i) 44,463 shares of Class A common stock, (ii) 10,513,233 shares of Class B common stock, (iii) 422,902 shares of Class A common stock issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, (iv) 884,278 shares of Class A common stock issuable upon the vesting and settlement of PRSUs for which the performance-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, (v) 902,761 shares of Class B stock subject to stock options that are exercisable within 60 days of February 28, 2025, (vi) 2,130,388 shares of Class B common stock issuable upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering, and (vii) 2,832,752 shares of Class B common stock issuable upon the vesting and settlement of PRSUs for which the performance-based vesting condition was satisfied as of February 28, 2025 and for which we expect the liquidity-based vesting condition to be satisfied or settlement to occur in connection with this offering.

(9)

Consists of (i) 6,132,355 shares of Class B common stock held by Insight Venture Partners X, L.P., (ii) 5,028,605 shares of Class B common stock held by Insight Venture Partners (Cayman) X, L.P., (iii) 972,734 shares of Class B common stock held by Insight Venture Partners (Delaware) X, L.P., and (iv) 145,910 shares of Class B common stock held by Insight Venture Partners X (Co-Investors), L.P. Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings Group, LLC (“Insight Holdings”), which is the sole shareholder of Insight Venture Associates X Ltd. (“IVA X LTD”), which in turn is the general partner of Insight Venture Associates X, L.P. (“IVA X”), which in turn is the general partner of each of the Insight Entities, and may be deemed to have shared voting and dispositive power over the shares held by each of the Insight Entities. The foregoing is not an admission by any of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman, Michael Triplett, Insight Holdings, IVA X LTD or IVA X that they are the beneficial owner of the shares held by the Insight Entities. The principal business office address for each of the foregoing persons is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

(10)

Consists of 7,639,858 shares of Class B common stock held by Atomico IV, L.P. and 1,724,308 shares of Class B common stock held by Atomico IV (Guernsey), L.P. (together with Atomico IV, L.P., the “Atomico Entities”). Atomico Advisors IV, Ltd. (“Atomico Advisors IV”) is the general partner of the Atomico Entities. The board of directors of Atomico Advisors IV approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the shares held by the Atomico Entities. The board of directors of Atomico Advisors IV includes Niklas Zennström, Natisha Nicole Ramroop, Claris Ruwende and Mark Dyne. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Accordingly, no member of the board of directors of Atomico Advisors IV will be deemed to have or share beneficial ownership of such shares. For the avoidance of doubt, each of them expressly disclaims any such beneficial interest, except to the extent of any pecuniary interest any of them may have therein, directly or indirectly. The business address of Atomico IV L.P. and Atomico Advisors IV is One Capital Place, Grand Cayman, KY1-1103 Cayman Islands. The principal business address of Atomico IV (Guernsey), L.P. is Old Bank Chambers, La Grande Rue St. Martin’s, Guernsey, GY4 6RT, Channel Islands.

(11)

Consists of (i) 3,823,954 shares of Class B common stock held by 11.2 Capital I, L.P., (ii) 171,550 shares of Class B common stock held by 11.2 Capital HH, LLC, and (iii) 1,105,360 shares of Class B common stock held by 11.2 Capital IVY, LLC. 11.2 Capital I Partners, LLC is the general partner of 11.2 Capital I, L.P., and 11.2 Capital Ivy Partners, LLC is the general partner of 11.2 Capital HH, LLC and 11.2 Capital IVY, LLC. Shelley Zhuang is the sole managing member of each general partner entity and has sole voting and dispositive power over the shares held by these entities. The principal business address for these entities is c/o 11.2 Capital, 1611 Spring Gate Ln, Unit 371763, Las Vegas, Nevada 89134.

(12)

Consists of (i) 552,008 shares of Class A common stock held by Coatue US 70 LLC, (ii) 1,748,504 shares of Class B common stock held by Coatue US 70 LLC, and (iii) 2,401,696 shares of Class B common stock held by Coatue Growth Fund IV LP. The principal business address for these entities is 9 West 57th Street, 25th Floor, New York, NY 10019. Each Coatue entity has designated Coatue Management, L.L.C. to serve as its respective investment manager. Philippe Laffont serves as the control person of Coatue Management, L.L.C. Voting and dispositive decisions with respect to the shares held by the Coatue entities are made by Coatue Management, L.L.C.

(13)

Consists of (i) 552,008 shares Class A common stock, (ii) 2,397,979 shares of Class B common stock, and (iii) 2,581,837 shares of Series E preferred stock that are initially convertible into Class B common stock held by affiliates of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, and as such Mr. Coleman may be deemed to beneficially own such shares. The principal business address for these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(14)

Consists of (i) 2,493,260 shares of Class B common stock held by Bessemer Venture Partners X L.P. (“Bessemer X”) and (ii) 2,340,513 shares of Class B common stock held by Bessemer Venture Partners X Institutional L.P. (“Bessemer X International,” and together with Bessemer X, the “Bessemer Entities”). Deer X & Co. L.P. (“Deer X L.P.”) is the general partner of the

Bessemer Entities. Deer X & Co. Ltd. (“Deer X Ltd.”), is the general partner of Deer X L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Adam Fisher, Brian Feinstein, Alex Ferrara, Scott Ring, Sandra Grippo and Stephen Kraus are the directors of Deer X Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the securities held by the Bessemer Entities are made by the directors of Deer X Ltd. acting as an investment committee. The principal address for the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, the amended and restated investors’ rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated investors’ rights agreement, copies of which are filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately following the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 120,000,000 shares of Class B common stock, par value $0.00001 per share, 4,330,341 shares of Series E preferred stock, par value $0.00001 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

Prior to the completion of this offering, we intend to (i) reclassify all outstanding shares of our common stock (other than those held by our Founders) into an equal number of shares of our Class A common stock (ii) reclassify all shares of our common stock underlying outstanding equity awards under our 2017 Plan (other than those held by our Founders) into shares of our Class A common stock pursuant to an amendment to our 2017 Plan, (iii) reclassify all outstanding common stock held by our Founders into an equal number of shares of our Class B common stock, (iv) amend the terms of outstanding stock options to purchase shares of our common stock, RSUs, and PSRUs under our 2017 Plan held by our Founders to provide that such awards are exercisable for or settle into shares of our Class B common stock, (v) amend the terms of our outstanding redeemable convertible Series E preferred stock to provide that such shares are initially convertible into shares of our Class B common stock (collectively referred to as the Common Stock and Series E Preferred Stock Reclassification), and (vi) automatically convert and reclassify      of outstanding shares of our redeemable convertible preferred stock, or all outstanding shares of Series A-1, Series A-2, Series B, Series C, Series C-1, and Series D redeemable convertible preferred stock, into an aggregate of      shares of our Class B common stock (collectively referred to as the General Preferred Stock Conversion and Reclassification), and (vii) reflect the voluntary conversion of 1,748,504 outstanding shares of our redeemable convertible Series E preferred stock into the same amount of shares of our Class B common stock (together with the General Preferred Stock Conversion and Reclassification, referred to as the Preferred Stock Conversion).

In addition, prior to the completion of this offering, we will repurchase      shares of our Series E preferred stock from Coatue US 70 LLC at a price per share of $   , for an aggregate purchase price of $50.0 million. See the section titled “Certain Relationships and Related Party Transactions—Preferred Stock Repurchase and Participation Letter” for additional information regarding the Series E Repurchase.

2,581,837 shares of our Series E preferred stock will remain outstanding upon the completion of this offering (referred to as the Preferred Stock Exclusion). Following the completion of this offering, there will initially be one holder of our Series E preferred stock, Tiger Global.

We refer to the wrnch Exchange, the Common Stock and Preferred Stock Reclassification, the Preferred Stock Conversion, the Preferred Stock Exclusion and the Class B Conversion collectively as the Transactions.

As of December 31, 2024, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, (ii) the Transactions, (iii) the Series E Repurchase, and (iv) the RSU Net Settlement, there were      shares of our Class A common stock outstanding and     shares of our Class B common stock outstanding, held by      stockholders of record, and 2,581,837 shares of our preferred stock outstanding, held by one stockholder of record.

Class A Common Stock and Class B Common Stock

We will have two series of authorized common stock: Class A common stock and Class B common stock. All outstanding shares of our redeemable convertible preferred stock will be converted into shares of our Class B common stock immediately prior to the completion of this offering.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Each holder of our Class A common stock is entitled to one vote per share and each holder of our Class B common stock is entitled to 15 votes per share on all matters submitted to a vote of the stockholders. The holders of our Class A common stock, Class B common stock and Series E preferred stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation, except that shares of Series E preferred stock shall not be entitled to vote with respect to election of directors. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors. Our amended and restated certificate of incorporation will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, which will include shares of our Series E preferred stock that remain outstanding as of the completion of this offering and have not been converted into shares of our Class B common stock as of such time, holders of our Class A common stock and Class B common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information.

Conversion

Each outstanding share of Class B common stock will be convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers further described in our amended and restated certificate of incorporation, including estate planning or charitable transfers where exclusive voting control with respect to the shares of our Class B common stock is retained by the transferring holder, transfers from one Founder to the other Founder, and transfers to affiliates or certain other related entities of the transferring holder.

Each share of Class B common stock not held of record or beneficially owned by a Founder or an affiliate of a Founder will automatically convert into one share of our Class A common stock upon the earlier of (i) 5:00 p.m. New York City time on the seven-year anniversary of the effectiveness of the registration statement of which this prospectus forms a part (the “Effective Time”) (the “Class B Mandatory Conversion Time”), or

(ii) 5:00 p.m. New York City time on the date when such holder and its affiliates cease to beneficially own in the aggregate a number of shares of capital stock equal to at least 50% of the capital stock that such holder and its affiliates beneficially owned in the aggregate as of the Effective Time.

In addition, each share of Class B common stock held by our Founders or an affiliate of a Founder will automatically convert into one share of Class A common stock upon the earlier of (i) 5:00 p.m. New York City time on the date when such Founder and such Founder’s affiliates cease to beneficially own in the aggregate a number of shares of capital stock equal to at least 50% of the capital stock that such Founder and such Founder’s affiliates beneficially owned in the aggregate as of the Effective Time (which initial and subsequent beneficial ownership calculations shall include only the net issuance share amount upon vesting and settlement of RSUs, after giving effect to the withholding of shares by the company to cover all federal and state tax liabilities of such Founder relating to such settlement at the maximum applicable rates) or (b) 5:00 p.m. New York City time on the date that such Founder is no longer an employee or a director of the company.

Once converted into Class A common stock, the Class B common stock may not be reissued.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of our preferred stock, which will include shares of our Series E preferred stock that remain outstanding as of the completion of this offering and have not been converted into shares of our common stock as of such time.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions. The rights, preferences, and privileges of the holders of our Class A common stock and Class B common stock will be subject to, and may be adversely affected by, the rights of the holders of our Series E preferred stock and the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to the provisions of our amended and restated certificate of incorporation,      outstanding shares of redeemable convertible preferred stock will automatically be converted into the same number of shares of our Class B common stock immediately prior to the completion of this offering. 2,581,837 shares of our Series E preferred stock will remain outstanding upon the completion of this offering. Following the completion of this offering, there will initially be one holder of our Series E preferred stock, Tiger Global.

Series E Preferred Stock

Voting Rights. The holders of our Series E preferred stock will initially vote as though their shares of Series E preferred stock had been converted into shares of Class B common stock (which conversion ratio is subject to any anti-dilution adjustment), with 15 votes per share on all matters submitted to a vote of the stockholders; provided, however, that the Series E preferred stock will not entitle such holder to vote with respect to the election of directors. The holders of our Series E preferred stock will retain additional rights, including the requirement that the Series E holders provide their affirmative vote or written consent in order for us to (i) amend, alter or repeal of any provision of our amended and restated certificate of incorporation or amended and restated bylaws, each of which will be in effect immediately prior to the completion of this offering, in a manner that materially adversely affects the holders of our Series E preferred stock, (ii) waive the rights, preferences, and privileges of the Series E preferred stock including any waiver of the anti-dilution adjustment, (iii) waive the classification of a transaction as a “liquidation transaction” or any distribution of proceeds in connection with our liquidation, dissolution or winding up, or with a merger or consolidation or any other liquidation transaction, (iv) amend, alter, or repeal the definition of the threshold for the Series E voting rights, or (v) increase or decrease (other than by conversion) the total number of authorized shares of Series E preferred stock. A “liquidation transaction” occurs if we (i) sell, convey, exclusively license or otherwise dispose of all or substantially all of our assets, property or business, in one transaction or a series of related transactions, (ii) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary), in one transaction or a series of related transactions, or (iii) effect our liquidation, dissolution or winding up; provided that none of the foregoing will be considered a liquidation transaction if the transaction is: (A) a merger effected exclusively for the purpose of changing our domicile or (B) a bona fide equity financing in which we are the surviving corporation.

Dividends. If our board of directors declares a dividend while shares of our Series E preferred stock remain outstanding, then such shares of Series E preferred stock shall first receive, or simultaneously receive, a dividend on each then outstanding share of Series E preferred stock in an amount at least equal to the dividend payable on each share of Series E preferred stock determined as if all shares of such Series E preferred stock had been converted into the applicable series of common stock. See the section titled “Dividend Policy” for additional information.

Conversion. Our Series E preferred stock has no stated maturity and will remain outstanding until all shares of our Series E preferred stock are converted into common stock. Each share of Series E preferred stock will be initially convertible into one share of Class B common stock (subject to any anti-dilution adjustment) at any time at the option of the holder except that the shares of our Series E preferred stock will automatically convert into an equal number of shares of our common stock (subject to any anti-dilution adjustment) upon our sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act where the public offering price is at least $77.46420 per share and we receive at least $100,000,000 in aggregate cash proceeds, net of underwriting discounts and commissions. However, each share of Series E preferred stock will not be convertible into Class B common stock and instead will be convertible into Class A common stock (i) after the Class B Mandatory Conversion Time, (ii) after the date any person and such person affiliates that beneficially owned shares of our Series E preferred stock as of the Effective Time cease to beneficially own in the aggregate a number of shares of capital stock equal to at least 50% of the capital stock that such person and such person’s affiliates beneficially owned in the aggregate as of the Effective Time, or (iii) at any time that such Series E preferred stock is held by any person who was not the beneficial owner of such shares of Series E preferred stock as of the Effective Time. Once converted into common stock, the Series E preferred stock may not be reissued.

Anti-Dilution Adjustments. Subject to certain exceptions, any time we issue additional shares of capital stock without consideration or for consideration less than the Series E preferred stock conversion price, which is $77.46420 as of the date of this prospectus, the Series E preferred stock conversion price will be automatically adjusted downward according to a broad-based weighted average formula, according to which the Series E preferred stock conversion price will be automatically adjusted by a fraction, (x) the numerator of which shall be the number of shares of common stock outstanding and deemed issued according to our amended and restated certificate of incorporation (“Outstanding Common”) plus the number of shares of common stock that the aggregate consideration received by us for such issuance of the Additional Stock (as defined below) would purchase at such conversion price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. “Additional Stock” is any common stock issued or deemed issued by us after October 22, 2021, other than (i) securities issued pursuant to stock splits, stock dividends and similar transactions, (ii) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of October 22, 2021, including, without limitation, warrants, notes or options, (iii) common stock issued or issuable pursuant to our stock option plans or restricted stock plans or agreements, (iv) our sale of common stock issued or issuable in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, (v) securities issued or issuable as consideration for the acquisition by us of another company or business approved by our board of directors, (vi) securities issued or issuable primarily for non-equity financing purposes to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions approved by the board of directors, (vii) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of our products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the board of directors, (viii) common stock issued or issuable upon conversion of the preferred stock and (ix) securities issued or issuable in any other transaction for a consideration per share of less than the Series E preferred stock conversion price if the holders of our Series E preferred stock provide their affirmative vote.

Fractional Shares. We will not issue any fraction of a share of common stock upon any conversion of our Series E preferred stock. If the issuance would result in the issuance of a fraction of a share of common stock, the number of shares of common stock to be issued will be rounded down to the nearest whole share.

Right to Receive Liquidation Distribution. In the event of our liquidation, dissolution, or winding up, the holders of shares of our Series E preferred stock will be entitled to receive out of the net assets legally available for distribution to stockholders, after the payment of all of our debts and other liabilities, prior and in preference to any distribution of any assets to holders of our common stock, an amount of $77.46420 per share for each then outstanding share of Series E preferred stock plus any declared but unpaid dividends on such shares, which amount is equal to $200.0 million as of the date of the this prospectus. In order to waive any distribution of proceeds in the event of our liquidation, dissolution, or winding up, the holders of our Series E preferred stock must provide their written consent or affirmative vote.

Redemption. The Series E preferred stock is not mandatorily redeemable.

Fully Paid and Non-Assessable. All of the outstanding shares of our Series E preferred stock are fully paid and non-assessable.

Blank Check Preferred Stock

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2024, and after giving effect to the Transactions, we had outstanding options to purchase an aggregate of 1,996,327 shares of our Class A common stock, with a weighted-average exercise price of $1.19 per share, and 902,761 shares of our Class B common stock, with a weighted-average exercise price of $1.47 per share, in each case issued pursuant to the 2017 Plan. As of December 31, 2024, after giving effect to the Transactions, we had outstanding options to purchase an aggregate of 6,188 shares of our Class A common stock, with an exercise price of $0.84 per share, which were issues outside of the 2017 Plan to a consultant.

Restricted Stock Units

As of December 31, 2024, and after giving effect to the Transactions, we had outstanding RSUs and PRSUs representing the right to receive upon vesting 13,969,108 shares of our Class A common stock and 12,517,142 shares of our Class B common stock, in each case issuable upon satisfaction of service-based or performance-based and liquidity-based vesting conditions and issued pursuant to the 2017 Plan.

In connection with the RSU Net Settlement, we will issue     shares of our Class A common stock and     shares of our Class B common stock, after withholding an aggregate of     shares of our Class A common stock and      shares of our Class B common stock, respectively, to satisfy associated estimated tax withholding and remittance obligations.

Registration Rights

Following the completion of this offering and the Series E Repurchase, and subject to the lock-up agreements entered into in connection with this offering and the restrictions contained in market standoff agreements, the holders of an aggregate of      shares of our capital stock or their permitted transferees will be entitled to rights with respect to the registration of these shares under the Securities Act. The number of shares entitled to registration rights may be reduced by the number of shares sold by the selling stockholders to the underwriters pursuant to their option to purchase additional shares of our Class A common stock in this offering. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings, and include Form S-1 and Form S-3 demand registration rights and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all underwriting discounts and commissions will be borne by the holders of the shares being registered (and in the case of Form S-3 demand registrations, pro rata by such holders participating in such registration). We will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the stockholders holding a majority of securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

The registration rights terminate after the earlier of (i) two years following a Qualified IPO, as defined in the amended and restated investors’ rights agreement, (ii) at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares during a three-month period without registration, (iii) upon a liquidation transaction, as defined in the amended and restated investors’ rights agreement, and (iv) upon the termination of the amended and restated investors’ rights agreement.

Form S-1 Demand Registration Rights

Upon the completion of this offering and the Series E Repurchase, the holders of an aggregate of      shares of our capital stock, or their permitted transferees, will be entitled to Form S-1 demand registration rights, which number of shares may be reduced by the number of shares sold by the selling stockholders to the underwriters pursuant to their option to purchase additional shares of Class A common stock in this offering.

Under the terms of the amended and restated investors’ rights agreement, at any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders representing a majority of the then-outstanding shares that are entitled to registration rights can request that we file a registration statement on Form S-1 covering all or some of their shares as soon as practicable, and in any event within 90 days after the date of such request, if the aggregate price to the public of the shares offered is at least $10.0 million (net of underwriting discounts and commissions). We may be required to effect up to two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement once for up to 120 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S-1 demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including during the period beginning 90 days prior to our good faith estimate of the date of filing and ending on a date 90 days after the effective date of a registration statement filed by our initiation.

Form S-3 Demand Registration Rights

Upon the completion of this offering and the Series E Repurchase, the holders of an aggregate of      shares of our capital stock, or their permitted transferees, will also be entitled to Form S-3 demand registration rights, which number of shares may be reduced by the number of shares sold by the selling stockholders to the underwriters pursuant to their option to purchase additional shares of our Class A common stock in this offering. Under the terms of the amended and restated investors’ rights agreement, at any time once we are eligible to file a registration statement on Form S-3, the holders representing a majority of the then-outstanding shares that are entitled to registration rights can request that we file a registration statement on Form S-3 covering all or some of their shares, as soon as practicable, if the aggregate price to the public of the shares offered is at least $5.0 million (net of underwriting discounts and commissions). The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement once for up to 120 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S-3 registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including during the period ending on a date 180 days after the effective date of a registration statement filed by our initiation.

Piggyback Registration Rights

Upon the completion of this offering and the Series E Repurchase, if we register any of our securities for public sale, holders of an aggregate of      shares of our capital stock entitled to registration rights, or their permitted transferees, will have the right to include their shares in the registration statement, which number of shares may be reduced by the number of shares sold by the selling stockholders to the underwriters pursuant to their option to purchase additional shares of our Class A common stock in this offering. However, this right does not apply to a registration relating to the sale of securities pursuant to any company stock plan, a registration relating to an SEC Rule 145 transaction, a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in such other proportions as shall mutually be agreed to by such holders. However, in no event shall (a) the amount of securities of the holders included in the offering be reduced below 20% of the total amount of securities included in such offering, unless such offering is this initial public offering, in which case, the holders may be excluded if the underwriters make the determination that such offering will jeopardize the success of the offering and no other holder’s securities are included or (b) any securities held by a Founder be included if any securities held by any holder are excluded unless all other securities of such holders are first entirely excluded from the underwriting.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Dual Class Stock and Series E Preferred Stock

As described above in the section titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our Founders and current investors, including the holders of our Series E preferred stock, with significant influence over all matters requiring stockholder approval, including significant corporate transactions, such as a merger or other sale of our company or its assets, and in the case of the holders of our Class B common stock, the election of directors. As described above in the section titled “—Preferred Stock—Series E Preferred Stock—Voting Rights,” the holders of our Series E preferred stock will retain additional rights, including, among other things, that it must provide its affirmative vote or written consent for certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws, the waiver of the classification of a transaction as a “liquidation transaction” and the waiver of any distribution of proceeds in connection with our liquidation, dissolution or winding up, or a merger, consolidation or “liquidation transaction.”

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the provisions related to the Series E preferred stock and the following:

Classified Board. Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See the section titled “Management—Board Structure and Composition” for additional information.

Board of Directors Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent (except for actions by the holders of our Series E preferred stock with regard to rights held solely by the holders of our Series E preferred stock), but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Amendment of Certificate of Incorporation and Bylaws Provisions. Amendments to our amended and restated certificate of incorporation will require the approval of 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated bylaws will provide that approval of stockholders holding 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class is required for stockholders to amend or adopt any provision of our bylaws. Additionally, our amended and restated certificate of incorporation will require the consent of the holders of our Series E preferred stock for any amendment, alteration or repeal of any provision of our amended and restated certification of incorporation or amended and restated bylaws in a manner that would materially adversely affect such holder.

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to    shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Choice of Forum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created solely by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees, and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers will be indemnified and insured against the cost of defense, settlement, or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors and executive officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “HNGE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2024, we will have an aggregate of      shares of our Class A common stock outstanding,      shares of our Class B common stock outstanding, and 2,581,837 shares of our Series E preferred stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholders and no additional exercise of any stock options or settlement of RSUs and PRSUs after such date, and after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, the Transactions, the Series E Repurchase and the RSU Net Settlement. All of the shares of Class A common stock sold in this offering by us or the selling stockholders, plus any shares sold by the selling stockholders upon exercise, if any, of the underwriters’ option to purchase additional shares, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock and shares of common stock subject to stock options or underlying outstanding RSUs and PRSUs will be on issuance deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to a lock-up period under the lock-up agreements or market standoff agreements described below. Upon expiration of the lock-up period, we estimate that approximately     shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

As a result of the lock-up agreements and market standoff restrictions described below, and subject to the provisions of Rules 144 or 701, these restricted securities will become available for sale in the public market following the completion of this offering as follows:

Earliest Date Available for Sale in the Public Market	Number of Shares of Common Stock

The date that is 90 days after the date of this prospectus, if the closing price of our Class A common stock on the New York Stock Exchange has exceeded 120% of the initial public offering price per share set forth on the cover page of this prospectus for at least five trading days (one of which must be a trading day occurring after the Initial Earnings Release Date (as defined below) out of any ten consecutive trading day period; provided that if such date is scheduled to occur during, or within five trading days prior to, a Blackout Period (as defined below), then on the date that is the sixth trading day immediately prior to the commencement of such Blackout Period.

Up to shares. Consists of shares held by our and our subsidiaries’ employees and service providers (excluding directors and officers) as of the Initial Earnings Release Date.

The date that is 180 days after the date of this prospectus, provided that if that date is scheduled to occur during, or within five trading days prior to, a Blackout Period, then on the date that is the sixth trading day immediately prior to the commencement of such Blackout Period.

All remaining shares held by our stockholders not previously eligible for sale, subject to applicable limitations under Rule 144, including for “affiliates” and compliance with other applicable law, as described below.

A “Blackout Period” is a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy.

The “Initial Earnings Release Date” is the date that we publicly announce our earnings for the first completed quarterly period (which, for this purpose, shall not include “flash” numbers or preliminary, partial earnings) following the most recent fiscal period for which financial statements are included in this prospectus.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of shares of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement or market standoff restrictions) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement and market standoff restrictions referred to below, if applicable).

Lock-Up and Market Standoff Agreements

In connection with this offering, we and all of our directors and executive officers, the selling stockholders, and certain other record holders that together represent approximately   % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are or will be subject to lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements, for a period of up to 180 days after the date of this prospectus (the “Lock-up Period”):

(1)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities directly or indirectly convertible into or exchangeable or exercisable for our common stock;

(2)

enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any other securities convertible into or exchangeable or exercisable for our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

(3)	publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above.

In addition, we and each such person will agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the Lock-up Period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security directly or indirectly convertible into or exercisable or exchangeable for our common stock.

Furthermore, (i) an additional approximately   % of our outstanding Class A common stock and securities convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and (ii) an additional approximately   % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to restrictions contained in market standoff agreements with us, pursuant to which such holders agreed not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise. Although our market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.

As a result of the foregoing, substantially all of our outstanding Class A common stock and securities convertible into or exchangeable or exercisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions during the Lock-up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-up Period without the prior consent of the representatives on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors, executive officers, the selling stockholders, and certain other record holders of our securities as described herein.

Notwithstanding the foregoing, (1) if (a) the undersigned is an employee of, or other service provider to, us or any of our subsidiaries, and not one of our directors or officers, as of the Initial Earnings Release Date and (b) the closing price per share of our Class A common stock on the New York Stock Exchange has exceeded 120% of the initial public offering price per share of Class A common stock set forth on the cover page of this prospectus for at least five trading days (one of which must be a trading day occurring after the Initial Earnings Release Date) out of any ten consecutive trading day period, then up to     shares of our Class A common stock will become available for sale in the public market, subject to compliance with our insider trading policy and applicable securities laws, including, without limitation, Rule 144, beginning on the 90th day after the date of this prospectus; and (2) to the extent not earlier released, all of the securities subject to lock-up agreements or market standoff agreements will become available for sale upon the completion of the 180th day after the date of this prospectus; provided that, if any such release of common stock or other securities is scheduled to occur during, or within five trading days prior to, a Blackout Period, such release will occur on the sixth trading day immediately prior to the commencement of such Blackout Period.

Certain of our security holders that are not bound by market standoff restrictions or lock-up agreements could enter into transactions with respect to those shares of our Class A common stock that negatively impact our stock price. In addition, a security holder who is neither subject to market standoff restrictions with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time, subject to applicable securities laws.

The restrictions imposed by the lock-up agreements and market standoff provisions are subject to certain exceptions, which are more fully described in the section titled “Underwriters.”

Registration Rights

We have granted Form S-1 and Form S-3 demand and piggyback registration rights to certain of our stockholders. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Equity Incentive Plans

We intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or issuable and reserved for issuance under the 2017 Plan, the 2025 Plan, and the ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations, vesting restrictions, and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE

APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which gain may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Barclays Capital Inc. and BofA Securities, Inc. are acting as representatives, will severally agree to purchase, and we and the selling stockholders will agree to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
BofA Securities, Inc.
Evercore Group L.L.C.
RBC Capital Markets, LLC
Truist Securities, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Piper Sandler & Co.
Canaccord Genuity LLC
KeyBanc Capital Markets Inc.
Needham & Company, LLC
Raymond James & Associates, Inc.
KKR Capital Markets LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The underwriters will have the option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of Class A common stock from the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown

assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    shares of Class A common stock from the selling stockholders.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $  . We will agree to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $  .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have applied to list our shares of Class A common stock on the New York Stock Exchange under the trading symbol “HNGE.”

In connection with this offering, we and all of our directors and executive officers, the selling stockholders, and certain other record holders that together represent approximately   % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are or will be subject to lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements, during the Lock-up Period:

(1)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock;

(2)

enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any other securities convertible into or exchangeable or exercisable for our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

(3)	publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above.

In addition, we and each such person have agreed or will agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the Lock-up Period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Furthermore, (i) an additional approximately   % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and (ii) an additional approximately   % of our outstanding Class A

common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock that was granted pursuant to the 2017 Plan are subject to market standoff agreements with us, pursuant to which such holders agreed not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise. Although our market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.

As a result of the foregoing, substantially all of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are or will be subject to a lock-up agreement or market standoff provisions during the Lock-up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-up Period without the prior consent of the representatives on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors, executive officers, the selling stockholders, and certain other record holders of our securities as described herein (1) if (a) the undersigned is an employee of, or other service provider to, us or any of our subsidiaries, and not one of our directors or officers (any such person, an “Employee Stockholder”), as of the Initial Earnings Release Date and (b) the closing price per share of our Class A common stock on the New York Stock Exchange has exceeded 120% of the initial public offering price per share of Class A common stock set forth on the cover page of this prospectus for at least five trading days (one of which must be a trading day occurring after the Initial Earnings Release Date) out of any ten consecutive trading day period, then up to    shares of our common stock will become available for sale in the public market, subject to compliance with our insider trading policy and applicable securities laws, including, without limitation, Rule 144, beginning on the 90th day after the date of this prospectus; and, (2) to the extent not earlier released, all of the securities subject to lock-up agreements or market standoff agreements will become available for sale upon the completion of the 180th day after the date of this prospectus; provided that, if any such release of common stock or other securities is scheduled to occur during, or within five trading days prior to, a Blackout Period, such release will occur on the sixth trading day immediately prior to the commencement of such Blackout Period.

Certain of our security holders that are not bound by market standoff restrictions or lock-up agreements could enter into transactions with respect to those shares of our Class A common stock that negatively impact our stock price. In addition, a security holder who is neither subject to market standoff restrictions with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time, subject to applicable securities laws.

The restrictions imposed by the lock-up agreements and market standoff provisions are subject to certain exceptions, including with respect to:

The restrictions imposed by the lock-up agreements and market standoff provisions on our directors, our executive officers, the selling stockholders and certain other holders of our securities as described herein during the Lock-up Period will not apply, subject in certain cases to various conditions, in certain circumstances, including (a) any sales of common stock by the lock-up party to the underwriters pursuant to the underwriting agreement to be entered into in connection with this offering; (b) transactions relating to shares of common stock or any securities convertible into or exercisable or exchangeable for common stock acquired in this offering or in open market transactions after the completion of this offering; (c) transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, (ii) for bona fide estate planning purposes, (iii) upon death or by will, testamentary document or intestate succession, (iv) to an immediate family member of the lock-up party or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or (v) if the lock-up party is a trust, to any beneficiary of the lock-up party or the estate of any such beneficiary; (d) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, distributions, transfers or dispositions of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) to another corporation, partnership, limited liability company, trust or other business entity (or in each case its nominee or custodian) that is an affiliate of the lock-up party, or to any investment fund or other entity that controls, is controlled by, or is under common control with, or managed by the lock-up party or affiliates of the lock-up party, or (ii) as part of a distribution, transfer or disposition without consideration by the lock-up party to its stockholders, current or former partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, beneficiaries or other equity holders; (e) (i) the receipt by the lock-up party from us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock upon the exercise of options or settlement of restricted stock units or other equity awards pursuant to equity plans that are disclosed in this prospectus or (ii) the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to us upon a vesting or settlement event of our restricted stock units or upon the exercise of options to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such securities, options or restricted stock units (and any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise); (f) the establishment or modification of a trading plan on behalf of one of our stockholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (such plan, a “10b5-1 Plan”); (g) the transfer of common stock or any securities convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement, divorce decree, separation agreement or other court order; (h) the conversion of outstanding preferred stock into shares of common stock prior to or in connection with the consummation of this offering, or the reclassification, conversion or exchange of any shares of any class of our common stock into shares of common stock; (i) the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock in connection with or in response to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of our capital stock involving a change of control; (j) any transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to us pursuant to arrangements under which we have the option to repurchase such shares or other securities or a right of first refusal with respect to such securities; and (k) transactions as permitted with the prior written consent of the representatives.

The restrictions on issuances by us during the Lock-up Period will not apply, subject in certain cases to various conditions, in certain circumstances, including (a) the sale of our Class A common stock to the underwriters pursuant to the underwriting agreement; (b) the issuance of shares of our common stock upon the exercise of an option or warrant (including net exercises to cover exercise prices or tax obligations), the settlement of RSUs or other equity awards (including any “net” exercise or settlement) outstanding on the date of the underwriting agreement pursuant to the terms of an equity compensation plan in effect as of the completion of this offering and described in this prospectus, or the conversion, reclassification, or exchange of a security outstanding on the date of the underwriting agreement and described in this prospectus; (c) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of our common stock or securities convertible into or exercisable for our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan or non-employee director compensation plan or program in effect as of the completion of this offering and described in this prospectus, provided that such recipients of such grants or issuances shall execute and deliver to the representatives a lock-up agreement covering the remainder of the Lock-up Period, subject to any earlier release as provided in such lock-up agreement to the extent the securities held by such person are not otherwise bound by a market standoff agreement that is at least as restrictive as the lock-up restrictions described above; (d) our establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of our common stock during the Lock-up Period and (ii) to the extent we are required to or voluntarily make a public announcement or filing under the Exchange Act regarding the establishment of such plan, such announcement or filing must include a statement to the effect that no transfer of our common stock may be made under such plan during the Lock-up Period; (e) our sale or issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for or represent the right to receive up to 5% of the outstanding shares of our common stock immediately following the completion of this offering, including any shares issued to the underwriters pursuant to their over-allotment option, in one or more mergers, acquisitions of securities, businesses, property or other assets, products, or technologies, joint ventures, commercial relationships or other strategic corporate transactions or alliances, provided that such recipients of our common stock or securities convertible into, exercisable for, or otherwise exchangeable for shares of our common stock, enter into a lock-up agreement with the representatives covering the remainder of the Lock-up Period, subject to any earlier release as provided in such lock-up agreement; (f) our filing of a registration statement on Form S-8 (including any resale registration statement on Form S-8) relating to securities granted or to be granted pursuant to any benefit plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; and (g) our issuance of shares of common stock or preferred stock, as applicable, as part of an exchange of exchangeable shares of preferred stock or common stock of wrnch Software Inc. (“Holdco”) held by certain stockholders of Holdco as described in that certain Exchange Rights Agreement, dated October 12, 2021.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements or the market standoff provisions described above in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, a security holder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our Class A common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares our Class A common stock which has been approved by the Financial Conduct Authority, except that our Class A common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 87 of the Financial Services and Markets Act 2000 (the “FSMA”);

provided that no such offer of our Class A common stock shall require our company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, or, all such persons together being referred to as relevant persons, or otherwise in circumstances which have not resulted and will not result in an offer to the public of shares of our Class A common stock in the United Kingdom within the meaning of the FMSA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

Our Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or our Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of our Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Class A common stock.

Notice to Prospective Investors in the Dubai International Financial Centre (the “DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

Shares of our Class A common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the DFSA.

Notice to Prospective Investors in Australia

This prospectus:

(i)	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

(ii)

has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(iii)

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, Exempt Investors.

Our Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy our Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for our Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of our Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for our Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of our Class A common stock, offer, transfer, assign, or otherwise alienate those shares of our Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

Our Class A shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of our Class A common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

Our shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to our Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Class A common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of our Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of our Class A common stock or caused our Class A common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our Class A common stock or cause our Class A common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock, whether directly or indirectly, to any person in Singapore other than:

(i)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(ii)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA,

b)	where no consideration is or will be given for the transfer,

c)	where the transfer is by operation of law,

d)	as specified in Section 276(7) of the SFA, or

e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Bermuda

Shares of our Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”), pursuant to resolution number 2-11-2004 dated October 4, 2004, as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares of our Class A common stock are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. Our Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and our Class A common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

Our shares of Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea (the “FSCMA”), and the decrees and regulations thereunder and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of our shares of Class A common stock may be offered, sold, or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea (the “FETL”), and the decrees and regulations thereunder. Our Class A common stock has not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of our Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of our Class A common stock. By the purchase of our Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased our Class A common stock pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

Our Class A common stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of our Class A common stock in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008, as amended or re-enacted) (the “South African Companies Act”), is being made in connection with the issue of our Class A common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Shares of our Class A common stock are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a) the offer, transfer, sale, renunciation, or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv), or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi), or

Section 96 (1)(b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP, Redwood City, California, is acting as counsel for the underwriters in connection with certain legal matters related to this offering. Whalen LLP is acting as counsel to the selling stockholders in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Hinge Health, Inc. as of December 31, 2024 and 2023, and for each of the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.hingehealth.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

HINGE HEALTH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Hinge Health, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hinge Health, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

March 10, 2025

We have served as the Company’s auditor since 2021.

HINGE HEALTH, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value data)

	December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$234,952	$300,785
Marketable securities	188,404	165,787
Accounts receivable, net of allowance for credit losses of $3,439 and $6,470 as of December 31, 2023 and 2024, respectively.	46,563	42,495
Deferred commissions	13,564	18,615
Inventory	13,293	10,873
Prepaid expenses and other current assets	33,104	44,891

Total current assets	529,880	583,446
Goodwill	61,607	61,607
Intangible assets, net	2,185	1,807
Property, equipment and software, net	9,223	7,380
Operating lease right-of-use assets	13,256	9,607
Other assets	6,377	9,412

Total assets	$622,528	$673,259

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued liabilities	$39,045	$27,853
Operating lease liabilities	4,637	3,814
Deferred revenue	140,473	217,632

Total current liabilities	184,155	249,299
Operating lease liabilities, non-current	11,095	7,258

Total liabilities	195,250	256,557

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.00001 par value; 48,190,771 shares authorized; 48,150,146 shares issued and outstanding; aggregate liquidation preference of $845,478 as of December 31, 2023 and 2024	851,272	851,272

Stockholders’ deficit:
Common stock, $0.00001 par value: 96,408,866 and 98,109,595 shares authorized as of December 31, 2023 and 2024, respectively; 15,956,516 and16,379,906 shares issued and outstanding as of December 31, 2023 and 2024, respectively	—	—
Additional paid-in capital	86,748	88,097
Accumulated other comprehensive gain	60	68
Accumulated deficit	(510,802)	(522,735)

Total stockholders’ deficit	(423,994)	(434,570)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$622,528	$673,259

The accompanying notes are an integral part of these consolidated financial statements.

HINGE HEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Year Ended December 31,
	2023	2024
Revenue	$292,730	$390,404
Cost of revenue	98,551	90,502

Gross profit	194,179	299,902
Operating expenses:
Research and development	110,058	100,839
Sales and marketing	147,619	167,058
General and administrative	67,016	63,915

Total operating expenses	324,693	331,812

Loss from operations	(130,514)	(31,910)
Other income:
Other income, net	21,968	20,654

Net loss before income taxes	(108,546)	(11,256)
Provision for (benefit from) income taxes	(405)	677

Net loss	$(108,141)	$(11,933)

Net loss per share attributable to common stockholders, basic and diluted	$(8.31)	$(0.88)

Weighted average shares, basic and diluted	13,017	13,558

Other comprehensive gain (loss):
Unrealized gain on marketable securities, net of taxes	135	8

Comprehensive loss	$(108,006)	$(11,925)

The accompanying notes are an integral part of these consolidated financial statements.

HINGE HEALTH, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2022	48,150,146	$851,272	15,505,638	$—	$84,611	$(75)	$(402,661)	$(318,125)

Issuance of common stock upon exercise of options	—	—	694,673	—	492	—	—	492
Restricted stock award forfeiture	—	—	(243,795)	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,645	—	—	1,645
Unrealized gain on marketable securities	—	—	—	—	—	135	—	135
Net loss	—	—	—	—	—	—	(108,141)	(108,141)

Balances as of December 31, 2023	48,150,146	$851,272	15,956,516	$—	$86,748	$60	$(510,802)	$(423,994)

Issuance of common stock upon exercise of options	—	—	423,390	—	610	—	—	610
Stock-based compensation	—	—	—	—	739	—	—	739
Unrealized gain on marketable securities	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	(11,933)	(11,933)

Balances as of December 31, 2024	48,150,146	$851,272	16,379,906	$—	$88,097	$68	$(522,735)	$(434,570)

The accompanying notes are an integral part of these consolidated financial statements.

HINGE HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2023	2024
Operating activities
Net loss	$(108,141)	$(11,933)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,627	5,950
Stock-based compensation	1,645	739
Amortization of deferred commissions	20,339	29,914
Accretion of discounts and amortization of premiums on marketable securities, net	(10,759)	537
Excess and obsolete inventory charge	10,264	1,812
Non-cash operating lease expense	3,257	3,649
Provision for credit losses	4,857	5,410
Deferred tax asset	(473)	(585)
Other	65	7
Changes in operating assets and liabilities:
Accounts receivable	(23,126)	(1,340)
Deferred commissions	(27,773)	(38,513)
Inventory	10,565	608
Prepaid expenses and other current assets	5,651	(9,155)
Other assets	677	377
Accounts payable and accrued liabilities	11,558	(10,975)
Operating lease liabilities	(4,111)	(4,659)
Deferred revenue	35,969	77,159

Net cash provided by (used in) operating activities	(63,909)	49,002

Investing activities
Purchases of property and equipment	(1,976)	(1,039)
Capitalized internal-use software	(2,639)	(2,734)
Purchases of marketable securities	(453,335)	(324,543)
Maturities of marketable securities	459,451	346,628

Net cash provided by investing activities	1,501	18,312

Financing activities
Cash paid for settlement of wrnch acquisition related holdback	(2,847)	—
Proceeds from exercise of stock options	492	610
Payments for deferred offering costs	(645)	(2,812)

Net cash used in financing activities	(3,000)	(2,202)

Net increase (decrease) in cash	(65,408)	65,112
Cash, cash equivalents and restricted cash, beginning of year	302,882	237,474

Cash, cash equivalents and restricted cash, end of year	$237,474	$302,586

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$234,952	$300,785
Restricted cash	2,522	1,801

Total cash, cash equivalents and restricted cash	$237,474	$302,586

Supplemental disclosures of noncash investing and financing activities:
Property and equipment purchased and unpaid at year end	$36	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$1,010	$—
Unpaid deferred offering costs	$389	$210

The accompanying notes are an integral part of these consolidated financial statements.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Description

Hinge Health, Inc. (“Hinge Health” or the “Company”) is a leading technology platform for individuals seeking to treat and prevent joint and muscle pain. Through a combination of AI-powered motion tracking technology, a proprietary electrical nerve stimulation wearable device and an AI-supported care team of licensed physical therapists, physicians, and board certified health coaches, the Company’s platform helps members address musculoskeletal (“MSK”) conditions, enables improved member outcomes and supports cost reductions for its clients. The Company’s clients are primarily self-insured employers. The Company’s members represent an eligible life (employees and adult dependents of the Company’s clients) who has engaged with the Company’s platform at any point and whose engagement has been billed or is contractually eligible to be billed.

The Company was incorporated in Delaware in March 2016 and is headquartered in San Francisco, California. The Company has wholly-owned subsidiaries in Canada, India and the United Kingdom.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. The Company’s consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its affiliated professional medical corporations. The Company’s affiliated professional medical corporations are collectively referred to as Hinge Health Digital P.C.

Hinge Health Digital P.C. contracts with or otherwise employs physicians, physical therapists and other licensed health professionals in order to provide services to the Company’s clients, and under certain management services agreements, the Company serves as the exclusive manager and administrator of Hinge Health Digital P.C.’s non-clinical functions and services. Hinge Health Digital P.C. is considered a variable interest entity (“VIE”) for which the Company is the primary beneficiary. The Company has the rights and power to control the activities of Hinge Health Digital P.C. and as a result the Company consolidates the activities of Hinge Health Digital P.C.

As of December 31, 2023 and 2024 total assets of the consolidated VIE, all of which are included in cash and cash equivalents in the consolidated balance sheets, were $3.1 million and $4.0 million, respectively and total liabilities, all of which are included in accounts payable and accrued liabilities in the consolidated balance sheets, were $3.2 million and $6.3 million, respectively, after the elimination of intercompany transaction balances.

All intercompany transactions and balances have been eliminated in consolidation.

Any reference in these notes to applicable guidance is meant to refer to authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

statements. Significant items that require estimates include, but are not limited to, inventory valuation, capitalized internal-use software development costs, the period of benefit for deferred commissions and the valuation of the Company’s common stock and stock-based compensation. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may vary from the Company’s estimates.

Emerging Growth Company Status

The Company is an emerging growth company, as defined by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates to public and private companies until the earlier of the date that (i) the company is no longer an emerging growth company or (ii) the company affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company’s investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer and establishing a minimum allowable credit rating. To manage risk exposure, the Company invests cash equivalents and marketable securities in a variety of fixed income securities, including government and investment-grade debt securities and money market funds. The Company places its cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits, if any.

The Company monitors accounts receivable for uncollectible accounts on an ongoing basis. No client represented greater than 10% of the Company’s accounts receivable as of December 31, 2023 and 2024. Additionally, no client represented greater than 10% of the Company’s revenue for the years ended December 31, 2023 and 2024. For the purpose of assessing the concentration of credit risk for significant clients, the Company defines a client as a business or organization that purchases access to the Company’s platform directly from the Company or indirectly through one of the Company’s partners.

The Company is subject to supplier concentration risk from third party suppliers that supply its inventory. The Company relies and expects to continue to rely on a small number of third-party suppliers to supply its inventory requirements. The Company’s inventory and ability to provide its peripheral Enso device product to members could be adversely affected by a significant interruption from these third-party suppliers.

Foreign Currency Transactions

The Company has subsidiaries in Canada, India and the United Kingdom that provide research and development support. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, assets and liabilities of the Company’s foreign subsidiaries are remeasured into U.S. dollars at the exchange rates in effect at the reporting date with differences recorded as transaction gains and losses within other income, net. Foreign currency transaction gains and losses were immaterial for the years presented.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value in accordance with ASC 820, Fair Value Measurement. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 inputs: Quoted prices in active markets for identical assets or liabilities.

Level 2 inputs: Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 inputs: Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. The Company does not hold or issue financial instruments for trading purposes.

Restricted Cash

Restricted cash consisted of cash used as collateral to a letter of credit issued by a bank in favor of the Company in connection with a lease agreement, which totaled $2.5 million and $1.8 million, as of December 31, 2023 and 2024 respectively. The restricted cash is included in other assets in the accompanying consolidated balance sheets.

Marketable Securities

Marketable securities consist of U.S. treasury securities, investment-grade corporate and government agency securities and commercial paper. The Company has designated all marketable securities as available-for-sale and, therefore, marketable securities are subject to periodic impairment under the available-for-sale debt security impairment model. Available-for-sale debt securities in an unrealized loss position are written down to fair value through a charge to interest income if the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. The Company evaluates the remaining securities to determine what amount of the excess, if any, is caused by expected credit losses. A decline in fair value attributable to expected credit losses is recorded to other income, net, while any portion of the loss related to non-credit factors is recorded in unrealized gain (loss) on marketable securities.

Purchase premiums and discounts are amortized or accreted using the effective interest method over the life of the related security and such amortization and accretion are included in other income, net on the consolidated statements of operations and comprehensive loss.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For securities sold prior to maturity, the cost of the securities sold is based on the specific identification method. Realized gains and losses on the sale of marketable securities, are recorded in other income, net in the accompanying consolidated statements of operations and comprehensive loss.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the amount management expects to collect from outstanding balances, net of allowances for credit losses. The Company records accounts receivable when it has the unconditional right to bill and receive payment regardless of whether revenue has been recognized. Unbilled receivables include contractually billable invoices that are not yet billed. Amounts that the Company has a contractual right to bill or has billed are non-refundable.

Accounts receivable, net as of December 31, 2023 and 2024 was composed of the following (in thousands):

	December 31,
	2023	2024
Billed accounts receivable	$29,752	$37,658
Unbilled accounts receivable	20,250	11,307
Allowance for credit losses	(3,439)	(6,470)

Total accounts receivable, net	$46,563	$42,495

Allowance for credit losses are provided for those outstanding balances considered to be uncollectible based on the age of each outstanding invoice, historical collection history and the client’s expected ability to pay. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the allowance for credit losses.

Allowance for credit losses as of December 31, 2023 and 2024 was composed of the following (in thousands):

	Year Ended December 31,
	2023	2024
Balance, beginning of year	$983	$3,439
Provision for credit losses	4,857	5,410
Write-off of credit losses	(2,401)	(2,379)

Balance, end of year	$3,439	$6,470

Inventory

Inventory consists of peripheral products, which primarily includes the Company’s kits and Enso device. Inventory is stated at the lower-of-cost or net realizable value. The cost of inventory is based on a standard cost method, which approximates the actual cost on a first-in first-out basis. Inventory that is obsolete or in excess of forecasted demand is written down to its estimated net realizable value. Inherent in the estimates of market value in determining inventory valuation are estimates related to market and economic conditions, technology changes, new product introductions and changes in strategic direction. Inventory write-downs are recognized as cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Inventory Costs

Deferred inventory costs are primarily composed of the Company’s kits and Enso device, which are sent to members. The Company amortizes the costs associated with the kits and devices over the member subscription period, consistent with the transfer to the member of the service to which the kits and devices relate. These costs are amortized ratably over the member subscription period and are included in cost of revenue in the accompanying consolidated statement of operations and comprehensive loss. Deferred inventory costs as of December 31, 2023 and 2024 were $14.4 million and $14.0 million, respectively, which were recorded to prepaid expenses and other current assets in the consolidated balance sheets.

Deferred Offering Costs

The Company capitalizes deferred offering costs related to this initial public offering (“IPO”), which consist of direct incremental legal, professional, accounting, and other third-party fees. The deferred offering costs will be offset against IPO proceeds upon the consummation of this offering. Should this anticipated IPO be abandoned, the deferred issuance costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations. Deferred offering costs as of December 31, 2023 and 2024 were $1.0 million and $3.7 million, respectively, which were recorded to prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Deferred Commissions

The Company has determined that certain sales incentives provided to the Company’s sales team and payments related to partnerships agreements are required to be capitalized when the Company expects to generate future economic benefits from the related revenue-generating contracts subsequent to the initial sales transaction. When determining the economic life of the deferred commission assets recognized, the Company considers historical renewal rates, expectations of future client renewals of contracts, and other factors that could impact the economic benefits that the Company expects to generate from the relationship with its clients. Deferred commissions are amortized over the 12-month member subscription period for partner commissions and estimated five-year client period of benefit for sales commissions and are included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss.

A summary of the activity of the Company’s deferred commission balances during the years ended December 31, 2023 and 2024 are as follows (in thousands):

	Year Ended December 31,
	2023	2024
Balance, beginning of year	$8,045	$15,479
Capitalized costs	27,762	38,512
Amortized costs	(20,328)	(29,913)

Balance, end of year	$15,479	$24,078

Classified as:
Deferred commissions - current	$13,564	$18,615
Other assets - non current	1,915	5,463

	$15,479	$24,078

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Equipment and Software, Net

Property, equipment and software are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line basis. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized as additions to property and equipment. The estimated useful lives for machinery and equipment and furniture and fixtures span over five years and computer software and equipment over three years. The estimated useful lives for leasehold improvements span over the lesser of the lease term or useful life.

The Company classifies internal-use software in property, equipment and software. Internal-use software is capitalized during the application development stage and includes eligible employee salaries and compensation related costs as well as costs incurred in developing new features and enhancements when the costs will result in additional functionality. Capitalized internal-use software development costs are amortized on a straight-line basis over their estimated useful life of three years and are included in cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

Capitalization begins when (1) the preliminary project stage is complete, (2) management with appropriate authority, authorizes and commits to the funding of the software project, (3) it is probable the project will be completed, (4) the software will be used to perform the functions intended, and (5) certain functional and quality standards have been met. Costs related to planning and post implementation activities are expensed as incurred.

Goodwill and Long-Lived Assets

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill amounts are not amortized, but rather tested for impairment at least annually, and more frequently when changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates its business as one reporting unit and the Company completes its annual impairment test in the fourth quarter. In the event that the Company determines that the fair value of the reporting unit is less than the reporting unit’s carrying value, a goodwill impairment charge will be incurred for the amount of the difference during the period in which the determination is made.

The Company evaluates long-lived assets for possible impairment in the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset or asset group to the future undiscounted cash flows the asset or asset group is expected to generate. In the event that the Company determines that the fair value of a long-lived asset is less than the carrying value, the Company will incur an impairment charge.

The Company did not record any goodwill or long-lived asset impairments during the years ended December 31, 2023 and 2024.

Leases

Leases are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. The Company’s lease agreements generally contain lease and non-lease components. Payments under its lease arrangements are primarily fixed. Non-lease components primarily include payments for maintenance and utilities. The Company combines fixed payments for non-lease components with lease payments and accounts for them together as a single lease component, which increases the amount of the Company’s right-of

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

use (“ROU”) assets and lease liabilities. Certain lease agreements contain variable payments, which are expensed as incurred, and are immaterial and not included in the Company’s ROU assets and lease liabilities.

ROU assets and lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in its leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company’s lease terms include a period with options to extend or terminate the lease when it is reasonably certain that it will either exercise the option to extend the lease or not exercise the option to terminate the lease. The Company generally uses the base, non-cancelable, lease term when determining the ROU assets and lease liabilities. ROU assets are adjusted for any prepaid lease payments and lease incentives.

Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to record leases with an original term of 12 months or less on its consolidated balance sheet and recognizes those lease payments in operating expenses in the consolidated statements of operations and comprehensive loss.

The ROU assets are assessed for impairment in accordance with the Company’s accounting policy for long-lived assets.

Deferred Revenue

Deferred revenue primarily consists of amounts that the Company has billed or can contractually bill from subscription services and is recognized as the revenue recognition criteria is met.

The following table summarizes the changes in the balances of deferred revenue during the years ended December 31, 2023 and 2024 (in thousands):

	Year Ended December 31,
	2023	2024
Balance, beginning of year	$104,504	$140,473
Add: billings during the year	328,699	467,563
Less: revenue recognized	(292,730)	(390,404)

Balance, end of year	$140,473	$217,632

The Company’s performance obligations are satisfied within 12 months of a member performing their first billable activity. As of December 31, 2023 and 2024, the deferred revenue balance was composed entirely of noncancellable performance obligations that will be satisfied within 12 months.

Redeemable Convertible Preferred Stock

The Company records shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, redemption is contingent upon the occurrence of certain events considered not solely within the Company’s control. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when a deemed liquidation event would occur that would obligate the Company to pay the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

liquidation preferences to holders of shares of redeemable convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Revenue Recognition

The Company earns revenue from subscription fees by providing access to its platform and programs to treat and prevent MSK pain. The Company currently sells its subscriptions to its clients and generates revenue entirely in the United States.

The Company determines revenue recognition through the following five steps:

•	Identification of the contract, or contracts, with a client;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue, when, or as, the Company satisfies a performance obligation.

The Company determines it has a contract with a client: (1) when the contract has been approved by both parties; (2) it can identify each party’s rights regarding the services to be transferred and the payment terms for the services; and (3) it has determined that the client has the ability and intent to pay. The Company applies judgment in determining the client’s ability and intent to pay, which is based on a variety of factors, including the client’s payment history or, new client reputation and relationship with a health plan partner, as applicable. The Company’s typical contracts have a stated contractual term of three years, however for revenue recognition purposes, the contractual period is one year to align with the member subscription period as there are no enforceable rights and obligations until a subscription period for a member commences upon a first billable activity. After the initial stated contractual term, the Company’s contracts renew automatically for additional one-year terms unless notice of termination is given by the client or the Company.

The contracts contain a number of promised goods and services, including access to the Company’s platform, technical support, as well as the Company’s peripheral products, which includes the Enso device. The Company has determined its contracts contain three performance obligations which are provided to members; (1) access to the platform that is delivered over time; (2) technical support which is delivered in the same pattern using the output method; and (3) the peripheral products, when and if sent as a part of its platform. As the platform and technical support are provided to the client concurrently over the contract term and have the same pattern of transfer, the Company has concluded that these performance obligations represent one performance obligation consisting of a series of distinct services over the contract term.

The Company may provide the Enso device as part of its platform, which remains the legal property of the Company during the contract term. The Company determines whether or not the Enso device is sent to members based on criteria that it controls. If the Enso device is sent to a member as part of the Company’s platform, it constitutes a lease component as this device remains the property of the Company and the member has the right to direct the use of the device during the contract term. Delivery of the device causes a change to the scope of the contract, as both the Company’s and clients’ rights have changed. The Company accounts for this change as a contract modification resulting in the termination of the old contract and the start of a new contract. The Company’s Enso device qualifies to be accounted for as an operating lease and the pattern of delivery from contract modification date to contract termination is consistent with the timing for non-lease components in the

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

contract. For these client arrangements where the Enso device is leased in combination with services, the Company considers the arrangement to be predominately a service and thus a combined single performance obligation for purposes of revenue recognition.

The transaction price is a fixed annual fee during a service period. The majority of the Company’s contracts are billed after a member’s first completed billing activity, either the full annual fee at that time or upon the achievement of cohort milestones, which are primarily achieved once contractual exercise thresholds are met at a cohort level. When the billable volume varies based upon the achievement of cohort milestones, the consideration is variable at contract outset, and the Company estimates the variable consideration per member using the expected value method. To the extent the Company cannot estimate with reasonable certainty the likelihood that the cohort milestone will be achieved, the Company constrains this portion of the transaction price and recognizes it when or as the uncertainty is resolved, which is typically within a short period of time. Based on historical achievement experience and periodic lookbacks, the Company adjusts revenue when the uncertainty has been resolved and the Company deems it probable that a significant reversal of revenue will not occur. If the actual amounts of consideration received differ from its estimates, the Company adjusts reported revenue in the period such variances become known. For the years ended December 31, 2023 and 2024 changes to estimated variable consideration were not material.

Members have access to the Company’s platform for a 12-month subscription term that begins after the individual has completed their first billable activity on the platform. The Company does not earn any fees until this point. The Company recognizes revenue for each member ratably over the 12-month member subscription period in order to match the pattern of revenue recognition to the pattern of costs incurred in delivering its platform.

Timing of revenue recognition may differ from the timing of billing. A majority of the Company’s clients are billed upfront or throughout the first quarter of the member’s subscription period. The Company’s performance obligations are satisfied within 12 months of the member’s first billable activity. The Company’s contracts do not contain significant financing components.

Additionally, certain performance guarantees are included in most contracts and are estimated at each reporting period based on the Company’s historical performance or other available information. The Company recognizes any estimated adjustments to the contract price for not achieving the performance guarantees as an adjustment to revenue. Payouts on these performance guarantees have been immaterial to date.

Cost of Revenue

Cost of revenue consists of costs that are related to the delivery of the Company’s platform. These costs primarily include personnel-related costs, including employee salaries, stock-based compensation and other related expenses for the Company’s care team, support operations personnel, and site reliability engineering personnel. Cost of revenue also includes inventory costs, which are amortized over the member’s subscription period, provisions for excess and obsolete inventory, and technology support costs, which include hosting and information technology costs, and amortization of internal-use software.

Research and Development

Research and development expenses consist primarily of personnel-related costs, including employee salaries, stock-based compensation and other related expenses for the Company’s engineering and product teams that are responsible for enhancing its platform and developing new or enhanced programs. Research and development expenses also include costs for third-party services and contractors and software-related costs. The

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company capitalizes internal-use software development costs that qualify for capitalization and appropriately reduces research and development expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, including employee salaries, stock-based compensation and other related expenses, internal and third-party sales commissions, and marketing and promotional expenses. The Company amortizes third-party sales commissions and a portion of internal sales commissions over the respective benefit periods.

Advertising costs, which are expensed and included in sales and marketing expenses for the years ended December 31, 2023 and 2024 were $23.8 million and $37.3 million, respectively.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including employee salaries, stock-based compensation and other related expenses for finance, legal, human resources, and other administrative related teams. General and administrative expenses also include third-party professional services for outside legal and accounting services, information technology and software related costs, and other corporate related expenses.

Stock-Based Compensation

The Company measures stock-based compensation awards, including stock options and restricted stock units (“RSUs”), performance-based restricted stock units (“PRSUs”) and restricted stock awards (“RSAs”) based on the estimated fair value of the awards on the date of grant. Stock-based compensation expense is recorded for awards issued to employees and non-employees at fair value with a corresponding increase in additional paid-in capital. For awards with service conditions only, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award. Forfeitures are recognized when they occur. The Company has not granted stock options since March 2021.

RSUs vest upon the occurrence of both a service-based condition and a liquidity event. No compensation cost related to awards with liquidity-based vesting conditions have been recognized through December 31, 2024, as the Company has determined the occurrence of a liquidity event is not probable. The Company will record the expense for these awards using the accelerated attribution method over the remaining service period when the Company has determined the liquidity-based vesting condition is probable. The fair value of each RSU grant is calculated based on the estimated fair value of the Company’s common stock on the date of grant.

PRSUs granted are subject to not only a service-based, but also a performance-based vesting condition. The performance condition includes various milestones based on market capitalization thresholds or revenue targets as well as the occurrence of a liquidity event. No compensation cost has been recognized through December 31, 2024 as the Company has determined the occurrence of a liquidity event is not probable. The Company will record the expense for these awards using the accelerated attribution method over the remaining service period when it determines that satisfaction of the liquidity-based vesting condition and the milestones are probable. The fair market value of market condition PRSU grants are based on the Monte Carlo simulation model, which incorporates multiple valuation assumptions, including the probability of achieving the market condition, the term of the awards, and the expected common share volatilities.

RSAs are considered issued because they are legally issued and have voting and dividend rights. The underlying shares are included in the Company’s outstanding common stock on the statement of redeemable

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

convertible preferred stock and stockholders’ deficit in the consolidated balance sheet but are excluded in the calculation of basic net loss per share attributable to common stockholders in the consolidated statement of operations and comprehensive loss because the shares are considered to be contingently returnable shares for accounting purposes.

Given the absence of an active market for the Company’s common stock, management and the Board of Directors (the “Board”) are required to estimate the fair value of the Company’s common stock at the time of each grant of a stock-based compensation award. The Company and the Board utilize various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors in determining the value of the Company’s common stock at each grant date, including the following factors:

•

prices paid for the Company’s capital stock, which the Company has sold to outside investors in arm’s-length transactions, considering the rights and privileges of the securities sold relative to the common stock;

•	prices paid for shares of its common stock sold in secondary market transactions;

•	valuations performed by an independent valuation specialist;

•	the Company’s stage of development and revenue growth;

•	the market performance of comparable publicly traded companies;

•	adjustments necessary to recognize a lack of marketability for the common stock underlying the granted RSUs, PRSUs and RSAs;

•	the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of the Company, given prevailing market conditions; and

•	the U.S. and global economic and capital market conditions and outlook.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statements of operations and comprehensive loss in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s tax positions are subject to income tax audits in the United States and certain foreign jurisdictions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Contingencies

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. The Company records a loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it is believed a loss is not probable but reasonably possible. Accounting for contingencies requires the Company to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of redeemable convertible preferred stock to be participating securities as the holders of such stock are entitled to receive non-cumulative dividends on an as-converted basis, in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the Company’s redeemable convertible preferred stock do not have a contractual obligation to share in the losses of the Company. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net loss attributable to common stockholders is calculated by adjusting net loss with current period accretion of redeemable convertible preferred stock. As the Company has reported net losses for all periods presented, all potentially dilutive securities are antidilutive and, accordingly, basic net loss per share equals diluted net loss per share.

Recently Adopted Pronouncements

Beginning in this 2024 Annual Report, the Company adopted FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure. This ASU requires incremental reportable segment disclosures, primarily about significant segment expenses. This ASU also requires entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments were applied retrospectively to all prior periods presented in the financial statements and are effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the guidance retrospectively to all prior periods presented in the financial statements. For additional information, see Note 15, Segment Information.

Recently Issued Accounting Pronouncements, Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The ASU intends to improve the relevance and consistency in application of the induced

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

conversion guidance in Subtopic 470-20, Debt—Debt with Conversion and Other Options, providing clarifying guidance on how to determine whether a settlement of convertible debt (particularly, cash convertible instruments) at terms that differ from the original conversion terms should be accounted for under the induced conversion or extinguishment guidance. The new standard is effective for the Company for the annual period beginning after December 15, 2025. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU intends to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion). The new standard is effective for us for the annual period beginning after December 15, 2026. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. The ASU clarifies and simplifies references to certain concept statements within U.S. GAAP. The new standard is effective for the Company for the annual period beginning after December 15, 2024. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The ASU requires greater disaggregation of information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity’s exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial disclosures.

3. Cash, Cash Equivalents and Marketable Securities and Fair Value Measurements

Cash, cash equivalents and marketable securities consisted of the following (in thousands):

	December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Total fair value
Cash equivalents:
Money market funds	$196,763	$—	$—	$196,763
Commercial paper	6,141		(3)	6,138

Total cash equivalents	202,904	—	(3)	202,901
Marketable securities:
Commercial paper	103,427	66	(15)	103,478
U.S. treasury securities	67,781	20	—	67,801
Government agency securities	17,132	—	(7)	17,125

Total marketable securities	188,340	86	(22)	188,404

Total	$391,244	$86	$(25)	$391,305

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Total fair value
Cash equivalents:
Money market funds	$259,084	$—	$—	$259,084
Commercial paper	4,575	—	—	4,575

Total cash equivalents	263,659	—	—	263,659
Marketable securities:
Commercial paper	100,411	49	(7)	100,453
U.S. treasury securities	60,558	30	—	60,588
Corporate bonds	4,750	—	(4)	4,746

Total marketable securities	165,719	79	(11)	165,787

Total	$429,378	$79	$(11)	$429,446

As of December 31, 2023 and 2024, the contractual maturities of the marketable securities were 12 months or less. The Company does not intend to sell the marketable securities, and it is not more likely than not that the Company will be required to sell the marketable securities before recovery of their amortized cost basis, which may be at maturity.

For the years ended December 31, 2023 and 2024 interest income earned from cash and cash equivalents and marketable securities included in other income, net included in the consolidated statements of operations and comprehensive loss, was comprised as follows (in thousands):

	Year Ended December 31,
	2023	2024
Interest income:
Cash and cash equivalents	$10,774	$11,606
Marketable securities	10,928	8,966

	$21,702	$20,572

The Company’s cash equivalents and marketable securities classified as Level 1 financial instruments are composed of money market funds and U.S. treasury securities. Level 1 financial instruments are in active markets using unadjusted quoted market prices for identical instruments.

The Company’s marketable securities classified as Level 2 financial instruments are composed of investment-grade corporate and government agency securities and commercial paper. Level 2 financial instruments are not in active markets but are from a primary professional pricing source that uses quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair values obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement dates, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from, or corroborated by, observable market data for substantially the full term of the asset. The Company validates the quoted market prices provided by its primary pricing service by comparing the fair values of its Level 2 marketable securities portfolio balance provided by its primary pricing service

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

against the fair values provided by the Company’s marketable security managers. The Company had no Level 3 securities as of December 31, 2023 and 2024.

The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$196,763	$—	$—	$196,763
Commercial paper	—	6,138	—	6,138

Total cash equivalents	196,763	6,138	—	202,901
Marketable securities:
Commercial paper	—	103,478	—	103,478
U.S. treasury securities	67,801	—	—	67,801
Government agency securities	—	17,125	—	17,125

Total marketable securities	67,801	120,603	—	188,404

Total assets	$264,564	$126,741	$—	$391,305

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$259,084	$—	$—	$259,084
Commercial paper	—	4,575	—	4,575

Total cash equivalents	259,084	4,575	—	263,659
Marketable securities:
Commercial paper	—	100,453	—	100,453
U.S. treasury securities	60,588	—	—	60,588
Corporate bonds		4,746		4,746

Total marketable securities	60,588	105,199	—	165,787

Total assets	$319,672	$109,774	$—	$429,446

There were no transfers into or out of Level 3 securities during the years ended December 31, 2023 and 2024.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Balance Sheet Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2023 and 2024 was composed of the following (in thousands):

	December 31,
	2023	2024
Deferred inventory costs	$14,381	$14,032
Other prepaid expenses	13,408	11,068
Prepaid marketing expenses	948	12,845
Other assets	4,367	6,946

Total prepaid expenses and other current assets	$33,104	$44,891

Deferred inventory costs for members are amortized ratably over the membership subscription period. The amortization costs for the years ended December 31, 2023 and 2024 were $40.7 million and $30.1 million, respectively. These amortization costs are included in cost of revenue in the consolidated statements of operations and comprehensive loss.

Inventory

Inventory as of December 31, 2023 and 2024 was composed of the following (in thousands):

	December 31,
	2023	2024
Raw materials	$1,805	$4,834
Work in process	3,421	1,911
Finished goods	8,067	4,128

Total inventory	$13,293	$10,873

The Company incurred excess and obsolete inventory charges related to a strategic decision in 2023 to shift away from providing kits with tablets and wearable sensors. The excess and obsolete inventory charges related to this transition were $10.3 million and $1.8 million, for the years ended December 31, 2023 and 2024, respectively. As part of the transition, the Company shifted to a model that requires members to use their own devices to access the platform. As of December 31, 2023 and 2024, inventory primarily consisted of the Company’s Enso device that have not been shipped to members.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Equipment and Software, Net

Property, equipment and software as of December 31, 2023 and 2024 was composed of the following (in thousands):

	December 31,
	2023	2024
Capitalized internal-use software	$13,742	$16,477
Computers and software	5,207	4,957
Furniture and fixtures	277	331
Machinery and equipment	1,566	1,976
Leasehold improvements	203	203

Total	20,995	23,944
Accumulated depreciation and amortization	(11,772)	(16,564)

Total property, equipment and software, net	$9,223	$7,380

During the years ended December 31, 2023 and 2024 depreciation expense was $1.8 million and $2.0 million, respectively. During the years ended December 31, 2023 and 2024, the Company capitalized internal-use software costs of $2.6 million and $2.7million, respectively and amortized expense of $3.5 million and $3.6 million, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2023 and 2024, was composed of the following (in thousands):

	December 31,
	2023	2024
Accrued employee related costs	$6,369	$4,164
Accrued commissions	9,809	12,792
Accrued taxes payable	8,198	2,120
Accrued inventory costs	2,633	—
Accrued client refunds	2,540	2,414
Accrued other	9,496	6,363

Total accounts payable and accrued liabilities	$39,045	$27,853

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Intangible Assets

The changes in intangible assets, net for the years ended December 31, 2023 and 2024 were as follows (in thousands, except years):

	December 31, 2023			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Term (years) 2024
Developed technology	$2,512	$(793)	$1,719	$2,512	$(1,104)	$1,408	4.61
Tradenames	642	(176)	466	642	(243)	399	6.28

Total	$3,154	$(969)	$2,185	$3,154	$(1,347)	$1,807

The useful life of developed technology and trade names is eight years and ten years, respectively. Amortization expense for the years ended December 31, 2023 and 2024 were $0.4 million for both years and included in cost of revenue in the consolidated statements of operations and comprehensive loss.

Future amortization expense related to the intangible assets is as follows (in thousands):

Years Ending December 31,
2025	$378
2026	378
2027	378
2028	378
2029	295

Total	$1,807

6. Commitments and Contingencies

Contractual Obligations and Commitments

Legal and Tax Matters

As of December 31, 2023 and 2024, the Company is not subject to any pending or threatened litigation, individually or in the aggregate, for which it is reasonably possible to have a material effect on its consolidated financial position or results of operations. In addition, state, local, and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added, and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Based on the Company’s evaluation under ASC 450, Contingencies, a reserve is established for the estimated liability related to these taxes as and when the amounts are considered probable. For taxes that are reasonably possible, such an estimate cannot be made.

Indemnification Obligations

In the normal course of business, the Company includes in its agreements indemnification provisions of varying scope and terms pursuant to which it may agree to indemnify third parties with whom it enters into contractual relationships, including clients, lessors, and parties to other transactions with the Company, with

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s platform, programs or device, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

7. Restructuring

On April 11, 2024, the Company announced a restructuring plan (the “Restructuring Plan”) to reduce its current workforce by approximately 160 individuals to simplify its operations and better align its resources with its priorities. Restructuring charges were $7.5 million, which consisted of termination costs, which include payroll, severance payments, and employee benefits. These payments were made and there were no amounts included in accounts payable and accrued liability as of December 31, 2024.

The following table summarizes the Company’s restructuring expenses that were recorded in the consolidated statements of operations for the year ended December 31, 2024:

Year Ended December 31, 2024
Cost of revenue	$691
Research and development	3,352
Sales and marketing	1,917
General and administration	1,521

Total	$7,481

8. Leases

The Company leases office spaces under non-cancelable operating lease agreements. These leases have remaining lease terms of approximately one to three years, which represent the non-cancellable periods of the leases. Lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease terms as well as variable payments for common area maintenance and administrative services. Variable lease costs were immaterial for the years ended December 31, 2023 and 2024. The Company has also received certain incentives from landlords, such as reimbursements for tenant improvements and rent abatement periods, which effectively reduce the total lease payments owed for these leases. The Company’s leases are classified as operating leases.

For the years ended December 31, 2023 and 2024, the Company’s operating lease costs consisted of the following (in thousands):

	Year Ended December 31,
	2023	2024
Operating lease costs	$4,635	$4,890
Short-term lease costs	187	137
Less sublease income	(132)	(133)

Total lease costs	$4,690	$4,894

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The cash payments made for operating leases, the weighted-average remaining operating lease term and weighted-average discount rate used in the calculation for the Company’s lease assets and lease liabilities as of December 31, 2023 and 2024 were as follows (in thousands, except years and percentages):

	Year Ended December 31,
	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$5,491	$5,722

	Year Ended December 31,
	2023	2024
Weighted-average remaining lease term (in years)	3.37	2.19
Weighted-average discount rate (in percentages)	8.55%	8.47%

As of December 31, 2024, remaining future minimum lease payment obligations under the Company’s noncancellable operating leases were as follows (in thousands):

Year ended December 31:
2025	$4,580
2026	4,515
2027	3,243
2028	—
2029	—
Thereafter	—

Total lease payments	12,338
Less: imputed interest	(1,266)

Present value of lease liabilities	$11,072

Classified as:
Operating lease liabilities - current	$3,814
Operating lease liabilities - non-current	7,258

Total lease liability	$11,072

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock (“Preferred Stock”) outstanding as of December 31, 2023 and 2024 consisted of the following (in thousands, except share amounts):

Preferred Stock	Authorized Shares	Issued and Outstanding Shares	Net Carrying Value	Liquidation Preference
Series Seed - 1	3,078,601	3,078,601	$1,057	$1,057
Series Seed - 2	493,325	493,325	250	206
Series A-1	975,463	975,463	903	808
Series A-2	7,112,809	7,112,809	7,362	7,362
Series B	11,500,586	11,500,586	24,930	26,000
Series C	10,253,027	10,253,027	74,711	75,000
Series C-1	2,258,620	2,258,620	15,856	15,282
Series D	7,354,666	7,314,041	326,457	319,763
Series E	5,163,674	5,163,674	399,746	400,000

	48,190,771	48,150,146	$851,272	$845,478

The Company recorded its redeemable convertible preferred stock at the value of proceeds received on the dates of issuance, net of issuance costs. The Company classified its redeemable convertible preferred stock outside of stockholders’ deficit because in the event of certain liquidation events that are not solely within its control (including merger, acquisition, or sale of all or substantially all of its assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of its redeemable convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at the consolidated balance sheet date. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The holders of the Company’s redeemable convertible preferred stock have the following rights, preferences and privileges as of December 31, 2023 and 2024:

Conversion—Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into shares of common stock determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The original issue prices and initial conversion prices of Series Seed-1, Series Seed-2, Series A-1, Series A-2, Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock are $0.3435, $0.4174, $0.8280, $1.0350, $2.26072, $7.3149, $6.76629, $43.7191, and $77.4642 per share, respectively. Each share of Series Seed-1, Series Seed-2, Series A-1, Series A-2, Series B, Series C, Series C-1, Series D and Series E redeemable convertible preferred stock is convertible into common stock on a one-for-one basis.

Shares of redeemable convertible preferred stock will be automatically converted into shares of common stock upon the earlier of: (a) the sale of the Company’s common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, of which the price per share is not less than $77.46420 and with aggregate proceeds to the Company of $100 million or more; or (b) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of redeemable convertible preferred stock, voting together as a single class.

Dividend Rights—The holders of Series Seed-1, Series Seed-2, Series A-1, Series A-2, Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock are entitled to receive non-cumulative

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

dividends, on a pari passu basis, when and if declared by the board of directors. Such dividends shall be in an amount at least equal to the dividend payable on each share of each series of redeemable convertible preferred stock determined as if all shares of such series had been converted into common stock calculated on the record date for determination of holders entitled to receive such dividends. As of December 31, 2024, no dividends have been declared or paid.

Voting Rights—The holders of redeemable convertible preferred stock have the right to one vote for each share of common stock into which such redeemable convertible preferred stock could then be converted and, with respect to such vote, holders of redeemable convertible preferred stock are entitled to vote together with the holders of common stock as a single class.

The holders of Series A-2 redeemable convertible preferred stock, voting separately and as a single class, are entitled to elect one member of the board of directors. The holders of Series B redeemable convertible preferred stock, voting separately and as a separate class, are entitled to elect one member of the board of directors. The holders of Series C redeemable convertible preferred stock, voting separately and as a separate class, are entitled to elect one member of the board of directors. The holders of Series D and Series E redeemable convertible preferred stock do not have rights to elect member(s) to the board of directors. The holders of common stock, voting separately and as a separate class, are entitled to elect three members of the board of directors.

Liquidation Preference—In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Company’s outstanding convertible Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock are entitled to receive out of the proceeds of such liquidation, on a pari passu basis, prior and in preference to holders of each other series of redeemable convertible preferred stock and common stock, an amount per share equal to $7.3149 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series C, an amount per share equal to $6.76629 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series C-1, an amount per share equal to $43.7191 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series D, and an amount per share equal to $77.46420 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series E. After payment to holders of Series C, Series C-1 Series D, and Series E redeemable convertible preferred stock, the holders of Series B are entitled to receive out of the proceeds of such liquidation, on a pari passu basis, prior and in preference to holders of each other series of Preferred Stock and common stock, an amount per share equal to $2.26072 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations). After payment to holders of Series B, Series C, Series C-1 Series D, and Series E, the holders of all other series of redeemable convertible preferred stock are entitled to receive out of the proceeds of such liquidation, on a pari passu basis, prior and in preference to holders of each other series of redeemable convertible preferred stock and common stock, an amount per share equal to $0.3435 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series Seed-1, an amount per share equal to $0.4174 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series Seed-2, an amount per share equal to $0.8280 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series A-1, and an amount per share equal to $1.0350 per share (as adjusted for stock dividends, stock splits, combinations, or other similar recapitalizations) for Series A-2 redeemable convertible preferred stock.

After payment of the foregoing liquidation preferences in full, any remaining assets would be distributed among the holders of common stock on a pro rata basis.

Redemption—The holders of redeemable convertible preferred stock have no voluntary rights to redeem shares. If a deemed liquidation event occurs and the Company does not effect a dissolution of the Company, the

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

holders of redeemable convertible preferred stock have the right to require the Company to redeem the Company’s redeemable convertible preferred stock at the same amount as the liquidation amount. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation would constitute an event outside the Company’s control in which the Company would be obligated to redeem shares of redeemable convertible preferred stock.

10. Equity Incentive Plans, Common Stock and Stock-Based Compensation

2017 Equity Incentive Plan

In 2017, the Board adopted the 2017 Equity Incentive Plan (“2017 Plan”). The Board, at its sole discretion, is responsible for the administration of the 2017 Plan. As of December 31, 2023, there were 35,841,864 common shares authorized under the 2017 Plan, with 2,004,678 common shares available to be issued. As of December 31, 2024, there were 37,542,593 common shares authorized under the 2017 Plan, with 2,191,805 common shares available to be issued.

The 2017 Plan provides for the grant of various types of stock-based awards, including, but not limited to RSUs, PRSUs, and RSAs incentive stock options, non-qualified stock options and stock appreciate right (“SARs”) to qualified employees and non-employees.

Common Stock

The Company’s amended and restated certificate of incorporation currently in effect authorizes the Company to issue up to 98,109,595 shares of common stock, par value $0.00001 per share, and 48,190,771 shares of preferred stock, par value $0.00001 per share. The holders of common stock are entitled to receive dividends whenever funds and assets are legally available and when declared by the Board, subject to the prior rights of holders of all series of convertible preferred stock outstanding. No dividends were declared in the years ended December 31, 2023 and 2024. Each share of common stock is entitled to one vote.

On April 1, 2024, the Company’s Board approved the seventh amended and restated certificate of incorporation (“certificate of incorporation”) to include provisions which immediately upon the effectiveness of the IPO, the authorized shares of the Company shall be reclassified into (a) authorized shares of Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), and authorized shares of Class B Common Stock, $0.00001 par value per share (“Class B Common Stock”), with (i) the authorized number of shares of Class B Common Stock being equal to the number of shares and preferred shares converted into common shares as described in Note 9. Redeemable Convertible Preferred Stock, held by the Company’s Chief Executive Officer (“CEO”) and Executive Chairman (“EC”) or their affiliates (together, the “founders”) and (ii) the authorized number of shares of Class A Common Stock being equal to all then authorized shares of common stock, minus the number of founder shares described in (i) above. The Class A Common Stock and the Class B Common Stock will each be a separate series within the class of common stock, and not separate classes of stock.

Except as required by law, each share of Class A Common Stock shall entitle the holder to one vote for each share of Class A Common Stock held and each share of Class B Common Stock shall entitle the holder to fifteen votes for each share of Class B Common Stock held, in each case, on any matter submitted to the stockholders of the Company for a vote or approval.

Any share of Class B Common Stock shall automatically convert into Class A Common Stock upon certain transfers of such share. In addition, on the seven-year anniversary of the closing of the IPO, Class B Common

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock held by non-founders will automatically convert into Class A Common Stock. With respect to founders, Class B Common Stock will convert into Class A Common Stock at the time the founder is no longer providing services to the Company as an employee or director, or upon the founder’s death or disability. With respect to all holders, Class B Common Stock shall convert to Class A Common Stock when such holder ceases to hold at least 50% of the capital stock of the Company that such holder beneficially owned as of the closing of the IPO.

Stock-Based Compensation Expense

Stock-based compensation expense for the years ended December 31, 2023 and 2024 were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Cost of revenue	$166	$97
Research and development	495	202
Sales and marketing	511	223
General and administrative	473	217

Total stock-based compensation	$1,645	$739

As of December 31, 2024, there was approximately $632.5 million of unrecognized stock-based compensation related to 26,486,250 of unvested RSUs and PRSUs subject to both a service-based vesting condition, or a performance-based vesting condition, or both, and a liquidity event. A liquidity event is satisfied on the earlier of: (1) a change in control or (2) the effective date of an initial public offering of the Company’s securities or (3) the acquisition of the Company by a special purpose acquisition company (hereinafter referred to as “liquidity event”). As of December 31, 2024, the liquidity event was not probable of occurring and no compensation expense was recorded related to these RSUs and PRSUs. The Company will record the stock-based compensation expense over the remaining service period when the liquidity event is probable of occurring.

Restricted Stock Units and Performance-Based Restricted Stock Units

RSUs granted under the 2017 Plan vest upon the satisfaction of both a service condition and a liquidity event. In general, RSUs vest 25% after one year, with the remainder vesting monthly over the following three years. The fair value of each RSU is based on the estimated fair value of the Company’s common stock on the date of grant.

Performance-based awards prior to 2023 included service-based components and revenue targets that are generally satisfied over seven years, subject to continued employment and a liquidity event. The fair value of each PRSU is based on the estimated fair value of the Company’s common stock on the date of grant.

During the year ended December 31, 2023, the Company granted performance-based awards to each of the CEO and EC with vesting milestones. Each of the aforementioned individuals will receive the following:

Milestone	Number of PRSUs to Vest Upon Achievement of Each Milestone
Execution of employment agreement	1,416,376
IPO event	944,250
Change in control or IPO and a specified public market valuation of the Company’s outstanding common shares is attained	2,832,751

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The grant date fair value of the PRSUs granted in 2023 include a market condition and the grant date fair value is based on a Monte Carlo simulation model. The assumptions for the Monte Carlo simulation model include; expected term of 7 years, risk-free rate of 4.51%, discount for lack of marketability of 50%, volatility of 80%, and expected dividend yield of 0%. The Company did not grant any performance-based awards during 2024.

The following is a summary of the Company’s RSU and PRSU activity during the years ended December 31, 2023 and 2024:

	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value (per share)	Number of Performance- Based Restricted Stock Units	Weighted Average Grant- Date Fair Value (per share)
Outstanding as of December 31, 2022	10,315,499	$27.46	1,040,369	$19.75
Granted	4,287,546	25.02	10,386,754	20.11
Vested	—		—
Forfeited	(1,088,387)	30.71	(2,287)	43.88

Outstanding as of December 31, 2023	13,514,658	$26.42	11,424,836	$20.08
Granted	3,242,376	28.68	—
Vested	—		—
Forfeited	(1,695,620)	27.71	—

Outstanding as of December 31, 2024	15,061,414	$26.76	11,424,836	$20.08

As of December 31, 2024, the Company had $403.1 million of unrecognized stock-based compensation expense related to RSUs. Because the RSUs vest upon the satisfaction of both the service-based and liquidity event, no stock-based compensation will be recognized until the liquidity event is probable of being satisfied.

The intrinsic value of the RSUs is $546.9 million as of December 31, 2024.

As of December 31, 2024, the Company had $229.4 million of unrecognized stock-based compensation expense related to PRSUs. As the PRSUs vest upon the satisfaction of both the service-based and/or performance-based vesting condition and a liquidity event, no stock-based compensation will be recognized until the liquidity event is probable of being satisfied.

The intrinsic value of the PRSUs is $414.8 million as of December 31, 2024.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

Stock options granted under the 2017 Plan generally expire within ten years from the date of grant, generally vest over four years and are exercisable for shares of the Company’s common stock. The Company has not issued stock options since March 31, 2021. A summary of the stock options and changes during the years ended December 31, 2023 and 2024 are presented below (in thousands, except shares, per share amounts and years):

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balances at December 31, 2022	4,122,864	$1.23	5.9	$79,661
Options exercised	(694,673)	0.71
Options forfeited and expired(1)	(53,871)	2.94

Balances at December 31, 2023	3,374,320	$1.31	5.2	$89,864
Options exercised	(423,390)	1.44
Options forfeited and expired(2)	(45,654)	2.13

Balances as of December 31, 2024	2,905,276	$1.28	3.8	$101,782

Options exercisable as of December 31, 2024	2,905,012	$1.28	3.8	$101,776

Options vested and expected to vest as of December 31, 2024	2,905,276	$1.28	3.8	$101,782

(1)	Options expired consisted of 8,476 shares of common stock at a weighted average price of $6.02 per share.
(2)	Options expired consisted of 36,892 shares of common stock at a weighted average price of $2.02 per share.

The fair value of the options were expensed over the vesting period, on a straight line-basis, as the services are being provided. The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The total intrinsic value of options exercised during the years ended December 31, 2024 was $11.4 million.

During the year ended December 31, 2024, the total grant date fair value of options vested was $0.6 million.

As of December 31, 2024, the Company had an immaterial amount of unrecognized compensation expense related to unvested options which is expected to be recognized over a weighted-average period of 0.1 years.

Restricted Stock Awards and Partial Recourse Promissory Notes

In August 2020, the Company’s CEO, EC and a former executive officer, each of which were related parties, purchased RSAs for 2.9 million shares of common stock in exchange for a partial recourse promissory note receivable with the principal amount of $5.5 million. The notes bear interest at a rate of 0.41% compounded annually. For accounting purposes, each promissory note was determined to be non-recourse and, as such, the issuance of the promissory notes are considered non-substantive and will not be recorded in the consolidated financial statements until the promissory notes are repaid.

Since the RSAs have a purchase price, the Company accounted for the RSAs as stock options and applied a Black-Scholes valuation model to estimate the grant date fair value of $1.39 per share with compensation expense being recognized over the term over which the shares vest. No RSAs were granted during the years ended December 31, 2023 and 2024.

The RSAs are considered issued because they are legally issued and have voting and dividend rights. The shares are included in the outstanding common stock on the statements of redeemable convertible preferred stock

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and stockholders’ deficit as of December 31, 2023 and 2024 but are excluded in the calculation of basic net loss per share attributable to common stockholders for the years ended December 31, 2023 and 2024 because the shares are considered to be contingently returnable shares for accounting purposes.

During the year ended December 31, 2023, 0.3 million RSAs were forfeited and returned to the Company for no consideration by a former executive. The promissory note agreement was amended to reduce the remaining balance of the promissory note owed by the former executive to the amount outstanding related to the RSAs that had vested prior to the former executive’s departure. The agreement was also amended to extend the maturity date for the former executive from termination date to one month following email or written notice from the Company to the former executive that the Company has submitted a revised draft registration statement on Form S-1 under the Securities Act of 1933, as amended, in response to comments from the U.S. Securities and Exchange Commission (“SEC”) to the Company’s initial submission of the Registration Statement.

As of December 31, 2023 and 2024, 2.6 million RSAs were outstanding in exchange for $5.0 million of principal outstanding on the promissory notes.

11. Income Taxes

The components of loss before income taxes for the years ended December 31, 2023 and 2024 was as follows (in thousands):

	Year Ended December 31,
	2023	2024
United States	$(99,847)	$(12,396)
Foreign	(8,698)	1,140

Loss before provision for income taxes	$(108,545)	$(11,256)

The federal and state income tax provision (benefit) is summarized as follows (in thousands):

	Year Ended December 31,
	2023	2024
Current
Federal	$—	$329
State	—	295
International	68	638

Total current tax expense	$68	$1,262

Deferred
Federal	$—	$—
State	—	—
International	(473)	(585)

Total deferred tax benefit	$(473)	$(585)

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s effective tax rate for the years ended December 31, 2023 and 2024 is less than the U.S. federal statutory income tax rate of 21.0% primarily due to the valuation allowance on United States and foreign deferred tax assets and permanent differences, offset by state taxes as follows:

	Year Ended December 31,
	2023	2024
United States federal taxes at statutory rate	21.0%	21.0%
State taxes	6.8%	23.7%
Change in valuation allowance	(32.3)%	(87.1)%
Research credits	8.8%	40.7%
Meals and entertainment	(0.3)%	(4.3)%
Stock-based compensation	(0.3)%	(1.2)%
Foreign rate differential	(5.1)%	1.3%
Other permanent differences	1.8%	(0.1)%

Total	(0.4)%	(6.0)%

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, (2) operating losses and tax credit carryforwards and (3) foreign withholding taxes.

The tax effects of significant items comprising the Company’s deferred tax assets as of December 31, 2023 and 2024 are as follows (in thousands):

	December 31,
	2023	2024
Deferred tax assets:
Net operating losses	$77,590	$76,012
Capitalized research and development costs	33,975	41,220
Research and development credits	12,810	17,521
Lease liability	3,706	2,581
Accruals and reserves	2,653	4,438
Property and equipment and intangibles	1,852	6,819
Foreign credits	1,611	1,724
Stock-based compensation	101	85
Other	144	56

Total deferred tax assets	134,442	150,456

Valuation allowance	(130,327)	(147,176)

Deferred tax liabilities:
Right-of-use deferred tax liability	(3,092)	(2,222)
Foreign withholding tax	(550)	—

Total deferred tax liabilities	(3,642)	(2,222)

Net deferred tax assets	$473	$1,058

Classified as:
Other assets—non-current	$473	$1,058

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2024, the Company has not provided foreign withholding taxes on the undistributed earnings of its foreign operations because it intends to permanently reinvest such earnings outside of the United States. However, due to a one-time transaction, the Company recorded deferred foreign withholding taxes of $0.5 million in December 31, 2023.

Based on the cumulative operating losses to date, the Company believes that it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance has been recorded against its United States federal and state net deferred tax assets as of December 31, 2023 and 2024. Furthermore, the Company believes the portion of the deferred tax assets in a foreign jurisdiction that it operates in is more likely than not to be realized in the future, and has released a $1.0 million valuation allowance against this foreign deferred tax assets. This foreign valuation allowance release is offset by foreign withholding taxes of $0.5 million for the year ended December 31, 2023.

During the years ended December 31, 2023 and 2024, the valuation allowance increased by $27.4 million and $16.8 million, respectively.

Net operating losses and tax credit carryforwards as of December 31, 2024 are as follows (in thousands, except for years):

	Amount	Expiration Years
Net operating losses, federal (post December 31, 2017)	$283,219	indefinitely
Net operating losses, foreign	21,412	2036-2042
Net operating losses, state	230,530	2025-2044
Tax credits, federal	17,748	2034
Tax credits, state	7,168	N/A

Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s ability to utilize net operating loss carryforwards or other tax attributes, such as research and development tax credits (under IRC Section 383), in any taxable year may be limited if it experiences an ownership change. During the year ended December 31, 2023, the Company completed a Section 382 study and concluded that all tax operating losses and credits are available for use and not subject to a Section 382 limitation.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2023	2024
Balance, beginning of year	$481	$4,238
Tax positions during the current year:
Additions	1,525	1,216
Tax positions related to the prior year:
Additions	2,232	436

Balance, end of year	$4,238	$5,890

The Company files federal, state and foreign tax returns in jurisdictions with varying statutes of limitations. Due to the Company’s net operating loss carryforwards, income tax returns generally remain subject to examination by federal and most state tax authorities. All tax years since inception remain subject to examination by the tax jurisdictions.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheets. To date, the Company does not have any liability for uncertain tax positions.

12. Net Loss Per Share

The following table presents the reconciliation of the numerator and denominator for calculating basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,
	2023	2024
Numerator:
Net loss	$(108,141)	$(11,933)
Denominator:
Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	13,017	13,558

Net loss per share attributable to common stockholders, basic and diluted	$(8.31)	$(0.88)

Certain potentially issuable shares have been excluded from the calculation of diluted net income per share during the years ended December 31, 2023 and 2024 because their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2023	2024
Convertible preferred stock	48,150	48,150
Dilutive effect of stock options	3,374	2,905
Dilutive effect of restricted stock units	13,515	15,062
Dilutive effect of performance restricted stock units	11,425	11,425
Dilutive effect on restricted stock awards	2,597	2,597

Total	79,061	80,139

The RSAs are excluded from the calculation of net loss per share attributable to common stockholders for the years ended December 31, 2023 and 2024 because they were issued in exchange for a promissory note as discussed in Note 10, Equity Incentive Plans, Common Stock and Stock-Based Compensation and will not be recorded in the consolidated financial statements until the promissory notes are repaid.

13. Related Party

In August 2020, the Company’s CEO, EC and a former executive officer, each of which were related parties, purchased RSAs for 2.9 million shares of Common Stock in exchange for a partial recourse promissory note receivable with the principal amount of $5.5 million. The notes bear interest at a rate of 0.41% compounded annually. Refer to Note 10, Equity Incentive Plans, Common and Stock-Based Compensation for further details.

During the year ended December 31, 2023, the promissory note agreement was amended to reduce the remaining balance of the promissory note owed by the former executive to the amount outstanding related to the RSAs that had vested prior to the former executive’s departure. The agreement was also amended to extend the

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

maturity date for the former executive from termination date to one month following email or written notice from the Company to the former executive that the Company has submitted a revised draft Form S-1 registration statement under the Securities Act of 1933, as amended, in response to comments from the SEC to the Company’s initial submission of the Registration Statement.

As of December 31, 2023 and 2024, 2.6 million RSAs were outstanding in exchange for $5.0 million of principal outstanding on the promissory notes.

For the two current executives, principal plus interest is due upon the earlier of: (i) the eighth anniversary of the note’s issuance, (ii) within ninety days of the employee’s termination, whether voluntary or involuntary, (iii) the date of a Corporate Transaction as defined in the Equity Incentive Plan, (iv) upon insolvency of the borrower, (v) upon the sale, transfer or disposition of the pledged shares.

The Company engages the law firm of Perkins Coie LLP, a related party, for various legal services. Fees incurred for services provided by Perkins Coie LLP for the year ended December 31, 2023 and 2024 were $2.3 million and $2.0 million respectively, of which $1.0 million and $0.5 million, respectively, were included in accounts payable and accrued liabilities included in the consolidated balance sheets.

14. Employee Benefit Plan

The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. Employer contributions to the plan are discretionary. During the years ended December 31, 2023 and 2024, the Company contributed $3.1 million and $3.2 million, respectively to this plan.

15. Segment Information

Operating segments are defined as components of an enterprise where separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), which the Company has identified as being the CEO, in deciding how to allocate resources and assessing performance. The Company operates in one operating segment and one reportable segment. The Company’s CODM allocates resources and assesses performance at the consolidated level.

Beginning in 2024, the Company adopted ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, retrospectively. The CODM uses consolidated net loss as the measure of profit or loss to allocate resources and assess performance. Consolidated financial forecasts and budget to actual results are also used by the CODM to assess performance and allocate resources, make strategic decisions related to headcount and incur capital expenditures.

The CODM reviews total assets as reported on the consolidated balance sheets. The CODM does not review segment assets at a level other than that presented in the Company’s consolidated balance sheets.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the Company’s consolidated net loss including significant segment expenses:

	Year ended December 31,
	2023	2024
Revenue	$292,730	$390,404
Less (add):
Excess and obsolete inventory charge(1)	10,264	1,812
Restructuring and other expenses(2)	—	9,138
Other segment expenses(3)	(20,350)	(18,860)
Cost of revenue (excluding 1,2,3)	87,743	87,523
Research and development (excluding 2,3)	109,564	96,494
Sales and marketing (excluding 2,3)	147,108	164,715
General and administrative (excluding 2,3)	66,542	61,515

Net loss	$(108,141)	$(11,933)

(3)	Other segment expenses include other income, net, stock-based compensation expense, amortization of intangible assets and provision for (benefit from) income taxes.

The Company currently sells its subscriptions to its clients and generates revenue in the United States.

Long-lived assets are composed of intangible assets, property, equipment and software, net and right-of-use assets. Long-lived assets by geographical location are as follows (in thousands):

	Year ended December 31,
	2023	2024
United States	$23,535	$18,128
Outside the United States	1,129	666

Total	$24,664	$18,794

16. Subsequent Events

Subsequent to December 31, 2024 and through March 10, 2025, the Company granted 255,055 RSUs vesting over four years and subject to a liquidity event and service conditions and 1,888,501 PRSUs that vest upon the satisfaction of a market condition and liquidity event. Further the Company cancelled 1,888,501 PRSU’s that vest upon satisfaction of a market condition and liquidity event. The RSUs and PRSUs expire seven years from grant date.

On February 4, 2025, the Company entered into an asset purchase agreement to acquire certain assets from Level Liquidation LLC, (“Level”) for purchase consideration of $4.0 million.

On February 4, 2025, the Company’s EC repaid in full the aggregate principal and interest amount outstanding pursuant to his partial recourse promissory note in the amount of $2.2 million, on February 7, 2025, the Company’s CEO repaid in full the aggregate principal and interest amount outstanding pursuant to his partial recourse promissory note in the amount of $2.2 million and on February 26, 2025, the Company’s former CFO repaid in full the aggregate principal and interest amount outstanding pursuant to his partial recourse promissory note in the amount of $0.5 million.

HINGE HEALTH, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 18, 2025, the Company entered into a stock repurchase agreement (the “Stock Repurchase Agreement”) with Coatue US 70 LLC and Coatue Growth Fund IV LP (“Coatue”), a holder of more than 5% of the Company’s outstanding capital stock. Pursuant to the Stock Repurchase Agreement, immediately prior to the completion of this offering, the Company will repurchase shares of Series E redeemable preferred stock from Coatue US 70 LLC for an aggregate purchase price of $50.0 million (the “Series E Repurchase”). The closing of this offering is not conditioned upon the completion of the Series E Repurchase. Concurrently with the Stock Repurchase Agreement, the Company entered into a participation letter with Coatue, pursuant to which Coatue has the right, but not the obligation, to purchase from the Company at the initial public offering price an aggregate number of shares of Class A common stock in the Company’s initial public offering up to 5% of the shares of Class A common stock offered in this offering.

   Shares

Class A Common Stock

Preliminary Prospectus

MORGAN STANLEY	BARCLAYS	BOFA SECURITIES

EVERCORE ISI	RBC CAPITAL MARKETS	TRUIST SECURITIES	STIFEL	WILLIAM BLAIR	PIPER SANDLER

CANACCORD GENUITY	KEYBANC CAPITAL MARKETS	NEEDHAM & COMPANY	RAYMOND JAMES	KKR

    , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Class A common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the New York Stock Exchange listing fee.

Amount to Be Paid
SEC registration fee		$15,310
FINRA filing fee		15,500
NYSE listing fee		25,000
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation, to be in effect immediately prior to the completion of this offering, provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered or will enter into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect immediately prior to the completion of this offering, and to provide additional procedural protections. As of the date of this Registration Statement, there is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director or officer derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation, to be in effect immediately prior to the completion of this offering, provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2022, the registrant made sales of the following unregistered securities:

Option and Common Stock Issuances

Since January 1, 2022, the registrant granted to its employees, consultants, and other service providers restricted stock units covering an aggregate of 11,925,624 shares of its common stock under its 2017 Equity Incentive Plan (as amended, the “2017 Plan”).

Since January 1, 2022, the registrant granted to its employees performance-based restricted stock units covering an aggregate of 10,451,354 shares of its common stock under its 2017 Plan.

Since January 1, 2022, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 1,337,150 shares of its common stock upon the exercise of stock options under its 2017 Plan, at exercise prices ranging from $0.30 to $15.89 per share, for a weighted-average exercise price of $1.30.

Since January 1, 2022, the registrant issued 25,668 shares of common stock in connection with certain acquisitions.

The registrant believes these offers, sales, and issuances were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving a public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1+	Form of Underwriting Agreement

3.1*	Seventh Amended and Restated Certificate of Incorporation, as currently in effect

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering

3.3*	Bylaws, as currently in effect

3.4*	Amendment to Bylaws, dated January 10, 2020

3.5	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering

4.1	Reference is made to Exhibits 3.1 through 3.4

4.2	Form of Class A Common Stock Certificate

4.3	Fourth Amended and Restated Investors’ Rights Agreement, dated October 22, 2021, as amended, by and among the Registrant and the investors listed therein

5.1+	Opinion of Latham & Watkins LLP

10.1#	2017 Equity Incentive Plan, as amended, and forms of agreements thereunder

10.2#	2025 Incentive Award Plan, and forms of agreements thereunder

10.3#	Employee Stock Purchase Plan

10.4#	Non-Employee Director Compensation Program

10.5#	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers

21.1*	List of subsidiaries

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2+	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.3*	Consent of Health Advances LLC

24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)

107*	Filing Fee Table

*	Previously filed.
+	To be filed by amendment.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 7th day of April, 2025.

HINGE HEALTH, INC.

By:	/s/ Daniel Perez
Name:	Daniel Perez
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Perez Daniel Perez	Chief Executive Officer and Director (Principal Executive Officer)	April 7, 2025

/s/ James Budge James Budge	Chief Financial Officer (Principal Financial and Accounting Officer)	April 7, 2025

* Kristina Leslie	Director	April 7, 2025

* Gabriel Mecklenburg	Director	April 7, 2025

* Elliott Robinson	Director	April 7, 2025

* Teddie Wardi	Director	April 7, 2025

*By:	/s/ Daniel Perez
Daniel Perez
Attorney-in-Fact